As filed with the Securities and Exchange Commission on October 6, 1994

                                          Registration No. 33-_____
- ----------------------------------------------------------------------------
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                         _______________________

                                FORM S-4
                         REGISTRATION STATEMENT
                                  UNDER
                       THE SECURITIES ACT OF 1933
                         _______________________

                      CRESTAR FINANCIAL CORPORATION
         (Exact name of registrant as specified in its charter)

        Virginia                         6711                   54-0722175
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
   of incorporation or         Classification Code Number)   Identification No.)
      organization)

                          919 East Main Street
                             P.O. Box 26665
                     Richmond, Virginia  23261-6665
                             (804) 782-5000
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           JOHN C. CLARK, III
            Corporate Senior Vice President, General Counsel
                              and Secretary
                      Crestar Financial Corporation
                          919 East Main Street
                             P.O. Box 26665
                     Richmond, Virginia  23261-6665
                             (804) 782-7445
        (Name, address, including zip code, and telephone number,
               including area code, of agent for service)

                               Copies To:
       LATHAN M. EWERS, JR.                     GERARD L. HAWKINS
         Hunton & Williams            Elias, Matz, Tiernan & Herrick L.L.P.
       951 East Byrd Street                   734 15th Street, N.W.
   Richmond, Virginia 23219-4074             Washington, D.C. 20005
          (804) 788-8269                         (202) 347-0300

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ( )


                     CALCULATION OF REGISTRATION FEE

Title of Each Class of                         Proposed Maximum     Proposed Maximum         Amount of
Securities To Be            Maximum Amount      Offering Price     Aggregate Offering       Registration
Registered                 To Be Registered       Per Unit               Price                  Fee
Common Stock, $5.00 par
 value per share            564,000 shares(1)   $16.625(2)             $9,376,500               $3,234
Preferred Share Purchase
 Rights(3)                  564,000 rights         N/A                      N/A                   N/A


(1)   This Registration Statement covers the maximum number of shares of common stock of the Registrant which are expected to be issued in connection with the transactions described herein.
(2)   Estimated in accordance with Rule 457(f)(1) for the purpose of calculating the registration fee, with the market value of Jefferson Common Stock being exchanged in the transaction for Crestar Common Stock being based upon the average of the bid and asked prices for Jefferson Common Stock as reported by NASDAQ on October 3, 1994.
(3)   The Rights to purchase Participating Cumulative Preferred Stock, Series C will be attached to and will trade with shares of the Common Stock of Crestar Financial Corporation.


                         _______________________

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            CRESTAR FINANCIAL CORPORATION

                                CROSS-REFERENCE SHEET


           Item of Form S-4                Location in Prospectus
           1.  Forepart of                 Facing Page; Cross Reference
               Registration Statement      Sheet; Outside Front Cover
               and Outside Front Cover     Page of Prospectus
               Page of Prospectus

           2.  Inside Front and            Inside Front Cover Page of
               Outside Back Cover          Prospectus; Table of Contents;
               Pages of Prospectus         Available Information;
                                           Incorporation of Certain
                                           Information by Reference

           3.  Risk Factors, Ratio of      Summary; Comparative Per Share
               Earnings to Fixed           Data
               Charges and Other
               Information
           4.  Terms of the Merger         Summary; The Merger;
                                           Comparative Rights of
                                           Shareholders; Annex I;
                                           Annex II

           5.  ProForma Financial          Not Applicable
               Information
           6.  Material Contracts with     Not Applicable
               the Company Being
               Acquired

           7.  Additional Information      Not Applicable
               Required for Reoffering
               by Persons and Parties
               Deemed to be
               Underwriters

           8.  Interests of Named          Not Applicable
               Experts and Counsel
           9.  Disclosure of               Not Applicable
               Commission's Position
               on Indemnification for
               Securities Act
               Liabilities

           10. Information with            Available Information;
               Respect to S-3              Incorporation of Certain
               Registrants                 Information by Reference;
                                           Summary

           11. Incorporation of            Incorporation of Certain
               Certain Information by      Information by Reference
               Reference

           12. Information with            Not Applicable
               Respect to S-2 or S-3
               Registrants

           13. Incorporation of            Not Applicable
               Certain Information by
               Reference

           Item of Form S-4                Location in Prospectus

           14. Information with            Not Applicable
               Respect to Registrants
               Other than S-2 or S-3
               Registrants
           15. Information with            Not Applicable
               Respect to S-3
               Companies

           16. Information with            Not Applicable
               Respect to S-2 or S-3
               Companies

           17. Information with            Summary; Supervision and
               Respect to Companies        Regulation; Business of
               other than S-2 or S-3       Jefferson; Market for and
               Companies                   Dividends Paid on Jefferson
                                           Common Stock; Jefferson
                                           Management's Discussion and
                                           Analysis of Financial
                                           Condition and Results of
                                           Operations; Experts; Financial
                                           Statements of Jefferson

           18. Information if Proxies,     Incorporation of Certain
               Consents or                 Information By Reference;
               Authorizations are to       Summary -- Shareholder
               be Solicited                Meeting; The Merger

           19. Information if Proxies,     Not Applicable
               Consents or
               Authorizations are not
               to be Solicited, or in
               an Exchange Offer

            [Jefferson Savings & Loan Association, F.A. Letterhead]


                            ________ __, 1994


Dear Shareholder:

      You are cordially invited to attend a Special Meeting of Shareholders of Jefferson Savings & Loan Association, F.A. ("Jefferson") on November 10, 1994 at 4:00 p.m., Eastern Time, at the Fauquier Springs Country Club, located at 9236 Tournament Drive, Warrenton, Virginia 22186. This is a very important meeting regarding your investment in Jefferson.

      The purpose of the meeting is to consider and vote upon the Agreement and Plan of Reorganization, dated as of September 1, 1994, among Crestar Financial Corporation ("Crestar"), Crestar Bank and Jefferson, and the related Plan of Merger (together, the "Agreement"), pursuant to which, among other things, Jefferson will be merged with and into Crestar Bank. In connection with the Merger, each share of common stock of Jefferson outstanding immediately prior to consummation of the Merger (other than shares held by Crestar) will be converted into shares of common stock of Crestar and/or, subject to certain limitations, cash, as described in the accompanying Proxy Statement/Prospectus.

      Your Board of Directors unanimously recommends that you vote in favor of the Agreement and the Merger, which the Board believes is in the best interests of the shareholders of Jefferson.

      Enclosed is a Notice of Special Meeting of Shareholders, a Proxy Statement/Prospectus containing a discussion of the Agreement and the Merger, a proxy card, and a Cash Option Form, which is described in the Proxy Statement/Prospectus. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If you decide to attend the special meeting, you may vote your shares in person whether or not you have previously submitted a proxy. It is important to understand that the Agreement and Merger must be approved by the holders of two-thirds of all outstanding shares of common stock of Jefferson and that the failure to vote will have the same effect as a vote against the proposal. On behalf of the Board, thank you for your attention to this important matter.

                     Very truly yours,



      [___________________]    [_____________________]
       Thomas W. Winfree        Robin C. Gulick
       President and Chief      Chairman of the Board
       Executive Officer



                   JEFFERSON SAVINGS & LOAN ASSOCIATION, F.A.
                          550 Broadview Avenue
                       Warrenton, Virginia  22186

                NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                     To Be Held on November 10, 1994

TO THE SHAREHOLDERS OF JEFFERSON SAVINGS & LOAN ASSOCIATION, F.A.:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders has been called by the Board of Directors of Jefferson Savings & Loan Association, F.A. ("Jefferson") and will be held at the Fauquier Springs Country Club, located at 9236 Tournament Drive, Warrenton, Virginia 22186, on November 10, 1994 at 4:00 p.m. for the purpose of considering and voting upon the following matters:

     1. Proposed Merger. To consider and vote upon the Agreement and Plan of Reorganization dated as of September 1, 1994 (the "Agreement") and a related Plan of Merger providing for the merger of Jefferson with and into Crestar Bank (the "Merger"). The Agreement is attached to the accompanying Proxy Statement/Prospectus as Annex I.

     2. Other Business. To consider and vote upon such other matters as may properly come before the meeting.

     Only those Jefferson shareholders of record at the close of business on September 27, 1994 will be entitled to notice of and to vote at the meeting. The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Jefferson common stock entitled to vote at the meeting is required to approve the Merger. Pursuant to the regulations of the Office of Thrift Supervision, shareholders of Jefferson will not be permitted to exercise dissenter's rights and demand "fair value" for their shares. See "No Dissenter's Rights" and "Comparative Rights of Shareholders -- Dissenter's Rights" in the accompanying Proxy Statement/Prospectus.

                              By Order of the Board of Directors,


                              William M. Rider
                              Secretary
________ __, 1994
Warrenton, Virginia

THE BOARD OF DIRECTORS OF JEFFERSON UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF JEFFERSON COMMON STOCK VOTE TO APPROVE THE MERGER PROPOSAL.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. SHAREHOLDERS ATTENDING THE MEETING MAY PERSONALLY VOTE ON ALL MATTERS WHICH ARE CONSIDERED, IN WHICH EVENT THE SIGNED PROXIES ARE REVOKED.



                             PROXY STATEMENT
                                   FOR
                     SPECIAL MEETING OF SHAREHOLDERS
                                   OF
               JEFFERSON SAVINGS & LOAN ASSOCIATION, F.A.

                     To Be Held On November 10, 1994
                             _______________

                              PROSPECTUS OF
                      CRESTAR FINANCIAL CORPORATION
                              Common Stock
                             par value $5.00
                             _______________

     This Proxy Statement/Prospectus is being furnished to the holders of common stock, par value $3.00 per share (the "Jefferson Common Stock") of Jefferson Savings & Loan Association, F.A., a federally chartered savings association ("Jefferson"), in connection with the solicitation of proxies by the Jefferson Board of Directors (the "Jefferson Board") for use at a special meeting of Jefferson shareholders to be held at 4:00 p.m. on November 10, 1994, at the Fauquier Springs Country Club, located at 9236 Tournament Drive, Warrenton, Virginia 22186 (the "Jefferson Shareholders Meeting").

     At the Jefferson Shareholders Meeting, the shareholders of record of Jefferson Common Stock as of the close of business on September 27, 1994, will consider and vote upon a proposal to approve the Agreement and Plan of Reorganization (the "Agreement"), dated as of September 1, 1994, by and among Crestar Financial Corporation ("Crestar"), Crestar Bank, a Virginia banking corporation wholly owned by Crestar ("Crestar Bank"), and Jefferson, pursuant to which, among other things, Jefferson will merge with and into Crestar Bank (the "Merger"). Upon consummation of the Merger, which is expected to occur in December 1994, each outstanding share of Jefferson Common Stock (other than shares held by Crestar) will be converted into and represent the right to receive (upon a Jefferson shareholder's election) either (i) the number of shares of Crestar Common Stock determined by dividing $17.00 per share of Jefferson Common Stock (the "Price Per Share") by the average closing price of Crestar Common Stock (the "Average Closing Price") as reported on the New York Stock Exchange ("NYSE") for each of the 10 trading days ending on the tenth day prior to the day of the Effective Time of the Merger (as defined in the Agreement) (the result of the quotient determined by dividing the Price Per Share by the Average Closing Price and rounded to the nearest thousandths decimal point being hereinafter called the "Exchange Ratio"), or (ii) $17.00 in cash (provided that the number of shares of Jefferson Common Stock for which shareholders elect to receive cash will not exceed 40% of the outstanding shares of Jefferson Common Stock). Based on the Average Closing Price of Crestar Common Stock on the NYSE for the ten trading days prior to August 31, 1994 of $48.25, each share of Jefferson Common Stock would have been exchanged for .352 shares of Crestar Common Stock if such date had been the Effective Time of the Merger. Such number of shares of Crestar Common Stock may increase or decrease depending on the Average Closing Price as described herein. See "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock." For a description of the Agreement, which is included herein in its entirety as Annex I to this Proxy Statement/Prospectus, see "The Merger."

     This Proxy Statement/Prospectus also constitutes a prospectus of Crestar relating to the shares of common stock of Crestar, $5.00 par value per share (together with the Preferred Share Purchase Rights as hereinafter defined) that are issuable to holders of the Jefferson Common Stock upon consummation of the Merger. Based on the 1,310,876 shares of Jefferson Common Stock and options to purchase 74,512 shares of Jefferson Common Stock outstanding on the date hereof, a maximum of 564,000 shares of Crestar Common Stock will be issuable upon consummation of the Merger.

                             _______________

     This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to shareholders of Jefferson on or about ________ __, 1994.

                             _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF CRESTAR COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS
ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
AGENCY.

                             _______________

The date of this Proxy Statement/Prospectus is ________ __, 1994.
                            TABLE OF CONTENTS

                                                                    Page

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .  1

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . .  2

CERTAIN INFORMATION REGARDING JEFFERSON . . . . . . . . . . . . . . .  3

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
     Parties to the Merger. . . . . . . . . . . . . . . . . . . . . .  4
     Shareholders Meeting . . . . . . . . . . . . . . . . . . . . . .  5
     Vote Required; Record Date . . . . . . . . . . . . . . . . . . .  5
     The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
     The Exchange Ratio . . . . . . . . . . . . . . . . . . . . . . .  6
     Cash Election. . . . . . . . . . . . . . . . . . . . . . . . . .  7
     Effective Time of the Merger . . . . . . . . . . . . . . . . . .  7
     Opinion of Financial Advisor . . . . . . . . . . . . . . . . . .  7
     Conditions to Consummation . . . . . . . . . . . . . . . . . . .  8
     Conduct of Business Pending the Merger . . . . . . . . . . . . .  8
     Interests of Certain Persons in the Merger . . . . . . . . . . .  8
     Resale of Crestar Common Stock . . . . . . . . . . . . . . . . .  8
     Certain Federal Income Tax Consequences of the Merger. . . . . .  9
     Stock Option Agreement . . . . . . . . . . . . . . . . . . . . .  9
     Market Prices Prior to Announcement of the Merger. . . . . . . .  9
     Comparative Per Share Data . . . . . . . . . . . . . . . . . . . 10
     Selected Financial Data. . . . . . . . . . . . . . . . . . . . . 12

GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . 16

THE MERGER. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
     Background and Reasons . . . . . . . . . . . . . . . . . . . . . 18
     Opinion of Financial Advisor . . . . . . . . . . . . . . . . . . 19
     Effective Time of the Merger . . . . . . . . . . . . . . . . . . 24
     Determination of Exchange Ratio and Exchange for Crestar
          Common Stock. . . . . . . . . . . . . . . . . . . . . . . . 24
     Cash Election; Election Procedures . . . . . . . . . . . . . . . 25
     Business of Jefferson Pending the Merger . . . . . . . . . . . . 26
     Conditions to Consummation of the Merger . . . . . . . . . . . . 27
     Stock Option Agreement . . . . . . . . . . . . . . . . . . . . . 28
     Termination. . . . . . . . . . . . . . . . . . . . . . . . . . . 29
     Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . 30
     Operations After the Merger. . . . . . . . . . . . . . . . . . . 30
     Interest of Certain Persons in the Merger. . . . . . . . . . . . 31
     Stock Options. . . . . . . . . . . . . . . . . . . . . . . . . . 33
     Effect on Jefferson Employee Benefits Plans. . . . . . . . . . . 34
     Certain Federal Income Tax Consequences. . . . . . . . . . . . . 35
     No Dissenter's Rights. . . . . . . . . . . . . . . . . . . . . . 40

BUSINESS OF CRESTAR . . . . . . . . . . . . . . . . . . . . . . . . . 40

BUSINESS OF JEFFERSON . . . . . . . . . . . . . . . . . . . . . . . . 43

PRICE RANGE OF COMMON STOCK
AND DIVIDEND POLICY . . . . . . . . . . . . . . . . . . . . . . . . . 44

JEFFERSON SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS . . . . . . . . . . . . . . . . . . . . . . 45

SUPERVISION AND REGULATION OF CRESTAR . . . . . . . . . . . . . . . . 48
     Bank Holding Companies . . . . . . . . . . . . . . . . . . . . . 48
     Capital Requirements . . . . . . . . . . . . . . . . . . . . . . 49
     Limits on Dividends and Other Payments . . . . . . . . . . . . . 51
     Banks. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52
     Other Safety and Soundness Regulations . . . . . . . . . . . . . 53

DESCRIPTION OF CRESTAR CAPITAL STOCK. . . . . . . . . . . . . . . . . 54
     Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . 54
     Preferred Stock. . . . . . . . . . . . . . . . . . . . . . . . . 55
     Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55
     Virginia Stock Corporation Act . . . . . . . . . . . . . . . . . 56

COMPARATIVE RIGHTS OF SHAREHOLDERS. . . . . . . . . . . . . . . . . . 58
     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . 58
     Amendment of Articles or Bylaws. . . . . . . . . . . . . . . . . 58
     Required Shareholder Vote for Certain Actions. . . . . . . . . . 59
     Director Nominations . . . . . . . . . . . . . . . . . . . . . . 59
     Directors and Classes of Directors; Vacancies and Removal of
          Directors . . . . . . . . . . . . . . . . . . . . . . . . . 60
     Anti-Takeover Provisions . . . . . . . . . . . . . . . . . . . . 61
     Preemptive Rights. . . . . . . . . . . . . . . . . . . . . . . . 61
     Assessment . . . . . . . . . . . . . . . . . . . . . . . . . . . 61
     Conversion; Redemption; Sinking Fund . . . . . . . . . . . . . . 62
     Liquidation Rights . . . . . . . . . . . . . . . . . . . . . . . 62
     Dividends and Other Distributions. . . . . . . . . . . . . . . . 62
     Special Meetings of Shareholders . . . . . . . . . . . . . . . . 63
     Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . 64
     Shareholder Proposals. . . . . . . . . . . . . . . . . . . . . . 64
     Shareholder Inspection Rights; Shareholder Lists . . . . . . . . 65
     Shareholder Rights Plan. . . . . . . . . . . . . . . . . . . . . 66
     Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . 66

RESALE OF CRESTAR COMMON STOCK. . . . . . . . . . . . . . . . . . . . 67

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67

LEGAL OPINIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 68

ANNEX I   -  Agreement and Plan of Reorganization dated September 1,
             1994; Plan of Merger

ANNEX II  -  Stock Option Agreement dated September 1, 1994

ANNEX III -  Opinion of Scott & Stringfellow Inc.

ANNEX IV  -  Jefferson Form 10-KSB for the year ended September 30, 1993

ANNEX V   -  Jefferson's 1993 Annual Report to Shareholders

ANNEX VI  -  Jefferson Form 10-QSB for the quarter ended June 30, 1994

                          AVAILABLE INFORMATION

     Crestar and Jefferson are subject to the reporting and informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith Crestar files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") and Jefferson files reports, proxy statements and other information with the Office of Thrift Supervision ("OTS"). Reports, proxy statements and other information of Crestar filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511 or Seven World Trade Center (13th Floor), New York, New York
10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Reports, proxy statements and other information filed by Jefferson can be inspected and copied at the public reference facilities of the OTS at 1700 G Street, N.W., Washington, D.C. 20552 and at the Southeast Regional Office, 1475 Peachtree Street, N.E., Atlanta, Georgia 30348, and at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006. As permitted by the Rules and Regulations of the SEC, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which has been filed by Crestar with the SEC under the Securities Act of 1933 (the "1933 Act") with respect to Crestar Common Stock and to which reference is hereby made.

     No person has been authorized to give any information or to make any representation other than as contained herein in connection with the offer contained in this Proxy Statement/Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by Crestar or Jefferson. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to or solicitation of any person in any jurisdiction to whom it would be unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor the distribution of any of the securities to which this Proxy Statement/Prospectus relates shall, at any time, imply that the information herein is correct as of any time subsequent to the date hereof.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO CRESTAR AND JEFFERSON THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. CRESTAR DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM CRESTAR'S INVESTOR RELATIONS DEPARTMENT, CRESTAR FINANCIAL CORPORATION, 919 EAST MAIN STREET, RICHMOND, VIRGINIA 23261-6665, (804) 782-7152. JEFFERSON DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM WILLIAM M. RIDER, SECRETARY, JEFFERSON SAVINGS & LOAN ASSOCIATION, F.A., 550 BROADVIEW AVENUE, WARRENTON, VIRGINIA 22186, (703) 347-3531. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY ________ __, 1994.

            INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by Crestar with the SEC are incorporated by reference in this Proxy Statement/Prospectus: (i) Crestar's Annual Report on Form 10-K for the year ended December 31, 1993; (ii) Crestar's Quarterly Reports on Form 10-Q for the periods ended March 31, 1994 and June 30, 1994; (iii) the description of Crestar Common Stock in Crestar's registration statement filed under the Exchange Act with respect to Crestar Common Stock, including all amendments and reports filed for the purpose of updating such description; (iv) Crestar's Current Report on Form 8-K, dated March 10, 1994; and (v) Crestar's Current Report on Form 8-K, dated September 23, 1994, which includes as Exhibits 99(i), 99(ii), 99(iii) and 99(iv), which are Jefferson's Form 10-KSB for the year ended September 30, 1993, Jefferson's 1993 Annual Report to Shareholders, Notice of Meeting and Proxy Statement for Jefferson's 1994 Annual Meeting of Stockholders held on January 27, 1994, and Jefferson's Form 10-QSB for the quarter ended June 30, 1994, respectively.

     All documents filed by Crestar and Jefferson pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Jefferson Shareholder Meeting are hereby incorporated by reference in this Proxy Statement/Prospectus and will be deemed a part hereof from the date of filing of such documents. Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of the Registration Statement and this Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Proxy Statement/Prospectus or any supplement hereto.

     Also incorporated by reference herein is the Agreement and Plan of Reorganization among Crestar, Crestar Bank, and Jefferson, dated
September 1, 1994, which is attached to this Proxy Statement/Prospectus as Annex I.

                 CERTAIN INFORMATION REGARDING JEFFERSON

     Selected portions of certain reports filed by Jefferson with the OTS are included (without the exhibits thereto) as Annexes to this Proxy Statement/Prospectus. Portions of Jefferson's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1993 (the "Jefferson Form 10-K") appear as Annex IV; portions of Jefferson's 1993 Annual Report to Stockholders (the "Jefferson Annual Report"), including the audited financial statements of Jefferson and notes thereto, appear as Annex V; and portions of Jefferson's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1994 appears as Annex VI. Such Annexes (excluding any documents incorporated by reference therein or exhibits thereto) are part of this Proxy Statement/Prospectus and should be carefully reviewed for the information regarding Jefferson contained therein. The portions of the reports which do not appear in the Annexes, as well as the documents incorporated by reference by, or included as exhibits to, such reports are NOT a part of this Proxy Statement/Prospectus or the Registration Statement.

                                 SUMMARY

     The following summary is not intended to be a complete description of all material facts regarding Crestar, Jefferson and the matters to be considered at the Jefferson Shareholder Meeting and is qualified in all respects by the information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus, the Annexes hereto and the documents referred to herein. Shareholders are urged to carefully read all such information.

Parties to the Merger

     Crestar.  Crestar is the holding company for Crestar Bank
(Virginia), Crestar Bank NA (Washington, D.C.) and Crestar Bank MD (Maryland). At June 30, 1994, Crestar had approximately $14.3 billion in total assets, $11.4 billion in total deposits, and $1.1 billion in total shareholders' equity.

     In 1963, six Virginia banks combined to form United Virginia Bankshares Incorporation ("UVB"), a bank holding company formed under the Bank Holding Company Act of 1956 (the "BHCA"). UVB (parent company of United Virginia Bank) extended its operations into the District of Columbia by acquiring NS&T Bank, N.A. on December 27, 1985 and into Maryland by acquiring Bank of Bethesda on April 1, 1986. On September 1, 1987, UVB became Crestar Financial Corporation and its bank subsidiaries adopted their present names.

     Crestar serves customers through a network of 332 banking offices and 272 automated teller machines (as of June 30, 1994). Crestar offers a broad range of banking services, including various types of deposit accounts and instruments, commercial and consumer loans, trust and investment management services, bank credit cards and international banking services. Crestar's subsidiary, Crestar Insurance Agency, Inc., offers a variety of personal and business insurance products.
Securities brokerage and investment banking services are offered by Crestar's subsidiary, Crestar Securities Corporation. Mortgage loan origination, servicing and wholesale lending are offered by Crestar Mortgage Corporation, and investment advisory services are offered by Capitoline Investment Services Incorporated, both of which are subsidiaries of Crestar Bank. These various Crestar subsidiaries provide banking and non-banking services throughout Virginia, Maryland and Washington, D.C., as well as certain non-banking services to customers in other states.

     The executive offices of Crestar are located in Richmond, Virginia at Crestar Center, 919 East Main Street. Regional headquarters are located in Norfolk and Roanoke, Virginia and in Washington, D.C.
Crestar's principal Operations Center is located in Richmond.

     Jefferson. Jefferson Savings & Loan Association, F.A. is a federally chartered stock savings association which attracts deposits from the general public and uses such funds, together with borrowings, to originate loans secured primarily by first liens on residential real estate, and, to a lesser extent, investing such funds in mortgage-backed securities, commercial real estate, nonresidential real estate and consumer loans.

     Jefferson commenced operations in 1960, and through a number of mergers and acquisitions, expanded its branch network into Culpeper, Leesburg, Luray, Charlottesville and Front Royal, Virginia. Jefferson adopted its federal charter in 1990.

     At June 30, 1994, Jefferson had total assets of approximately $289 million, total deposits of approximately $269 million and total stockholders' equity of approximately $11.7 million. At such date, Jefferson failed to meet its risk-based capital requirement by approximately $535,000. As a result, on September 16, 1994, Jefferson filed a Capital Restoration Plan with the OTS in which Jefferson proposed to return to risk-based capital compliance by September 30, 1994. Management of Jefferson believes that the OTS will accept and approve such Plan.

Shareholders Meeting

     The Jefferson Shareholders Meeting will be held on November 10, 1994 at 4:00 p.m. at the Fauquier Springs Country Club, located at 9236 Tournament Drive, Warrenton, Virginia 22186 for the purpose of considering and voting upon a proposal to approve the Agreement and the related Plan of Merger.

Vote Required; Record Date

     Only Jefferson shareholders of record at the close of business on September 27, 1994 (the "Record Date") will be entitled to vote at the Jefferson Shareholder Meeting. The affirmative vote of the holders of two-thirds of the shares outstanding on such date entitled to vote at the meeting is required to approve the Merger. As of the Record Date, there were 1,310,876 shares of Jefferson Common Stock entitled to be voted, held by approximately __ shareholders of record.

     The directors of Jefferson and their affiliates beneficially owned, as of the Record Date, 418,635 shares or approximately 31.9% of the 1,310,876 outstanding shares of Jefferson Common Stock. The directors of Jefferson have agreed with Crestar to recommend the approval of the Merger to the stockholders of Jefferson and to vote the shares of Jefferson Common Stock beneficially owned by them, and with respect to which they have the power to vote, in favor of the Merger.

     The Board of Directors of Crestar has approved the Merger and approval of the Merger by Crestar shareholders is not required by the Virginia Stock Corporation Act ("VSCA").

The Merger

     Pursuant to the Agreement, at the Effective Time of the Merger, Jefferson will merge with and into Crestar Bank in accordance with the Agreement and the Plan of Merger whereby the separate existence of Jefferson will cease. At the Effective Time of the Merger, each outstanding share of Jefferson Common Stock (other than shares held by Crestar) will be converted into and represent the right to receive (upon a Jefferson shareholder's election) either (i) a number of shares of Crestar Common Stock, determined by the Exchange Ratio, or (ii) $17.00 in cash (provided that the number of shares of Jefferson Common Stock for which shareholders elect to receive cash will not exceed 40% of the outstanding shares of Jefferson Common Stock). The Merger is intended to qualify as an "Oakar" transaction to avoid the payment of FDIC exit and entrance fees in accordance with Section 5(d)(3) of the Federal Deposit Insurance Act ("FDIA"). Pursuant to the regulations of the OTS, Jefferson stockholders will not be permitted to exercise dissenter's rights with respect to the Merger or seek the payment of the "fair value" of their shares of Jefferson Common Stock. See "No Dissenter's Rights" and "Comparative Rights of Shareholders -- Dissenter's Rights."

The Exchange Ratio

     For the purpose of determining the Exchange Ratio, each share of Jefferson Common Stock has been valued at $17.00 (the "Merger Consideration"). The number of shares of Crestar Common Stock to be delivered for each share of Jefferson Common Stock will be determined by dividing $17.00 per share of Jefferson Common Stock by the average closing price of Crestar Common Stock as reported on the New York Stock Exchange ("NYSE") for each of the 10 trading days ending on the 10th day prior to the day of the Effective Time of the Merger (as defined in the Agreement). The Exchange Ratio would be appropriately adjusted in the event of any distribution (other than cash dividends) with respect to Crestar Common Stock which occurs prior to the Effective Time of the Merger. Holders of options to purchase Jefferson Common Stock will be given the opportunity to: (i) allow such options to terminate and receive the difference between the Price Per Share and the option exercise price in cash; (ii) exercise the options before the Effective Time of the Merger and receive the Merger Consideration; or (iii) have such options assumed by Crestar to become options to purchase Crestar Common Stock. See "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock."

Cash Election

     Holders of Jefferson Common Stock will be given the option of exchanging all or any part of their shares for $17.00 cash per share of Jefferson Common Stock. The number of shares exchanged for cash may not exceed 40% of the outstanding shares of Jefferson Common Stock. Because the number of shares exchanged for cash may not exceed 40% of the outstanding shares of Jefferson Common Stock, the extent to which the cash elections will be accommodated will depend upon the number of Jefferson shareholders who elect to receive cash. Accordingly, a Jefferson shareholder who elects to receive cash may instead receive a portion of such cash election and/or shares of Crestar Common Stock (plus cash in lieu of fractional shares).

     IF A JEFFERSON SHAREHOLDER ELECTS TO SURRENDER SHARES FOR CASH, HE MUST FILE THE CASH OPTION FORM ACCOMPANYING THIS PROXY STATEMENT/PROSPECTUS PRIOR TO OR AT THE JEFFERSON SHAREHOLDER MEETING. ANY JEFFERSON SHAREHOLDER WHO DOES NOT COMPLETE AND RETURN A CASH OPTION FORM PRIOR TO OR AT THE JEFFERSON SHAREHOLDER MEETING CAN ONLY RECEIVE CRESTAR COMMON STOCK IN THE MERGER. ONCE THE VOTE ON THE MERGER HAS BEEN TAKEN AT THE JEFFERSON SHAREHOLDER MEETING, THE CASH ELECTION IS IRREVOCABLE. THE CASH OPTION FORM MUST BE ACCOMPANIED BY THE STOCK CERTIFICATES TO BE EXCHANGED FOR CASH. Jefferson will hold the certificates for safekeeping pending the Effective Time of the Merger, at which time they will be exchanged for cash, or in the event of proration, cash and Crestar Common Stock. If the Merger is not consummated, Jefferson will return the certificates. See "The Merger -- Cash Election; Election Procedures."

Effective Time of the Merger

     The Merger is expected to be consummated in December 1994.
Jefferson and Crestar each has the right, acting unilaterally, to terminate the Agreement should the Merger not be consummated by June 30, 1995. See "The Merger -- Termination."

Opinion of Financial Advisor

     Jefferson has received the opinion of Scott & Stringfellow, Inc. ("Scott & Stringfellow") that the Merger Consideration to be received by the holders of Jefferson Common Stock pursuant to the terms of the Merger is fair to the Jefferson shareholders from a financial point of view. Scott & Stringfellow's opinion is directed only to the Merger Consideration and does not constitute a recommendation to any holders of Jefferson Common Stock as to how such holders of Jefferson Common Stock should vote at the Jefferson Shareholder Meeting or as to any other matter. Scott & Stringfellow will be paid a fee for its services at the closing of the Merger. For additional information concerning Scott & Stringfellow and its opinion, see "The Merger -- Opinion of Financial Advisor" and the opinion of such firm attached as Annex III to this Proxy Statement/Prospectus.

Conditions to Consummation

     Consummation of the Merger would be accomplished by the statutory merger of Jefferson into Crestar Bank. The Merger is contingent upon the approvals of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Bureau of Financial Institutions of the State Corporation Commission of Virginia (the "SCC") and the Office of Thrift Supervision (the "OTS"), which approvals have been applied for and are expected to be received. The Merger is also subject to other usual conditions, including receipt by Crestar and Jefferson of the legal opinion of Hunton & Williams that the Merger will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code (the "Code"). See "The Merger -- Conditions to Consummation of the Merger."

Conduct of Business Pending the Merger

     Pursuant to the terms of the Agreement, Jefferson has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger, including the payment of cash dividends, without the prior approval of Crestar, except as otherwise permitted by the Agreement. See "The Merger -- Business of Jefferson Pending the Merger."

Interests of Certain Persons in the Merger

     Certain members of Jefferson's management and the Jefferson Board have interests in the Merger in addition to their interests as shareholders of Jefferson generally. These include, among other things, provisions in the Agreement relating to the employment by Crestar of the President and Chief Executive Officer of Jefferson, severance agreements for certain officers of Jefferson, election to Crestar advisory boards for certain directors of Jefferson, indemnification and eligibility for certain Crestar employee benefits and provisions in other proposed agreements between Crestar and certain of Jefferson's directors, officers or employees relating to employment terms, directors' fees and bonuses. See "The Merger -- Interests of Certain Persons in the Merger."

Resale of Crestar Common Stock

     Shares of Crestar Common Stock received in the Merger will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and ten percent or more shareholders) of Jefferson or Crestar under applicable federal securities laws. See "Resale of Crestar Common Stock."

Certain Federal Income Tax Consequences of the Merger

     The Merger is intended to be a tax-free "reorganization" as defined in Section 368(a) of the Code, but the receipt of cash by a Jefferson shareholder for any shares of Jefferson Common Stock or in lieu of a fractional share of Crestar Common Stock will be a taxable transaction. A condition to consummation of the Merger is the receipt by Crestar and Jefferson of an opinion from Hunton & Williams, counsel to Crestar, as to the qualification of the Merger as a tax-free reorganization and certain other federal income tax consequences of the Merger. See "The Merger -- Certain Federal Income Tax Consequences."

Stock Option Agreement

     Pursuant to a Stock Option Agreement, dated as of September 1, 1994 (the "Stock Option Agreement"), Jefferson has granted Crestar an option to purchase up to 260,864 shares of Jefferson Common Stock at $15 per share exercisable upon the occurrence of a Purchase Event (as hereinafter defined). The Stock Option Agreement terminates in accordance with its terms on the date on which occurs the earliest of:
(i) the Effective Time of the Merger; (ii) a termination of the Agreement in accordance with its terms (other than by Crestar under certain circumstances) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as hereinafter defined); (iii) 12 months following a termination of the Agreement by Crestar under certain circumstances; or (iv) 12 months after the termination of the Agreement in accordance with its terms following the occurrence of a Purchase Event or a Preliminary Purchase Event. The Stock Option Agreement is attached hereto as Annex II. See also "The Merger - Stock Option Agreement."

Market Prices Prior to Announcement of the Merger

     The following is information regarding the last reported sale price per share of Crestar Common Stock on the NYSE Composite Transaction Tape on August 31, 1994, and the closing price per share of Jefferson Common Stock on the Nasdaq National Market System on August 31, 1994.

                                                  Equivalent
                          Historical               Proforma
                   Crestar        Jefferson      Jefferson(a)

Common Stock        $48.25        $12.00            $16.98
_______________

(a) The amount of the equivalent price for Jefferson Common Stock is the product of multiplying an assumed Exchange Ratio of .352 shares of Crestar Common Stock (the result of dividing $17.00 by the last sale price of Crestar Common Stock on August 31, 1994 of $48.25) by $48.25 per share.

Comparative Per Share Data

     The following table presents historical and pro forma per share data for Crestar, and historical and equivalent pro forma per share data for Jefferson. The pro forma combined amounts give effect to an assumed Exchange Ratio of .352 shares of Crestar Common Stock for each share of Jefferson Common Stock (based on the last sale price of Crestar Common Stock on August 31, 1994 of $48.25). The equivalent pro forma Jefferson share amounts allow comparison of historical information about one share of Jefferson Common Stock to the corresponding data about what one share of Jefferson Common Stock will equate to in the combined corporation and are computed by multiplying the pro forma combined amounts by an assumed Exchange Ratio of .352. As discussed in "The Merger -- Determination of Exchange Ratio and Exchange for Crestar Common Stock," the final Exchange Ratio will be determined based on the average closing price for Crestar Common Stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the 10th day prior to the day of the Effective Time of the Merger (as defined in the Agreement).

     Crestar's fiscal year ends December 31 and Jefferson's fiscal year ends September 30. In the following table, Jefferson financial data are presented consistent with the fiscal year of Crestar. Under the heading "Years Ended December 31, 1993 and 1992," Jefferson book value per share is as of December 31, 1993 and 1992, and net income and dividend data reflect results for the twelve months then ended. Under the heading "Six Months Ended June 30, 1994 and 1993, Jefferson book value per share is as of June 30, 1994 and 1993, and net income and dividend data reflect results for the six months then ended.

     The per share data included in the following table should be read in conjunction with the consolidated financial statements of Crestar incorporated by reference herein and the financial statements of Jefferson included herein and the notes accompanying all such financial statements. The data presented below are not necessarily indicative of the results of operations which would have been obtained if the Merger had been consummated in the past or which may be obtainable in the future.


                              COMPARATIVE PER SHARE DATA

                                                                                   Six Months Ended              Years Ended
                                                                                      June 30,                   December 31,
                                                                                 1994          1993           1993        1992
                 Book Value Per Share at Period End:(4)(5)(6)
                  Crestar historical . . . . . . . . . . . . . . . . .         $29.29        $27.04          $28.32    $25.24
                  Jefferson historical . . . . . . . . . . . . . . . .           8.94          9.55            9.69      9.16
                  Pro forma combined per Crestar common share(1) . . .          29.24         27.04           28.31     25.25
                  Equivalent pro forma per Jefferson common share  . .          10.29          9.52            9.97      8.89
                 Cash Dividends Declared Per Share:(4)(5)(6)
                  Crestar historical . . . . . . . . . . . . . . . . .         $  .73        $  .53          $ 1.14    $  .80
                  Jefferson historical . . . . . . . . . . . . . . . .            .00           .00             .00       .00
                  Pro forma combined per Crestar common share(2) . . .            .71           .51            1.11       .80
                  Equivalent pro forma per Jefferson common share  . .            .25           .18             .39       .28
                 Net Income (Loss) Per Share:(4)(5)(6)
                  Crestar historical . . . . . . . . . . . . . . . . .         $ 2.19        $ 1.71          $ 3.68    $ 2.32
                  Jefferson historical . . . . . . . . . . . . . . . .           (.17)          .22             .28     (2.11)
                  Pro forma combined per Crestar common share(3) . . .           2.16          1.70            3.64      2.28
                  Equivalent pro forma per Jefferson common share  . .            .76           .60            1.28       .80
                 _______________

                 (1)      Pro forma combined book value per Crestar common share represents combined common shareholders'
                          equity amounts, divided by pro forma combined period-end common shares outstanding.

                 (2)      Pro forma combined dividends per Crestar common share represent combined common dividends declared, divided by pro forma combined average common shares outstanding.

                 (3)      Pro forma combined net income per Crestar common share represents combined net income available to common shareholders, divided by pro forma combined average common shares outstanding.

                 (4)      Jefferson historical, pro forma combined per Crestar common share, and equivalent pro forma per
                          Jefferson share have been retroactively adjusted to reflect a one-for-three reverse stock split, effected in April 1993 by Jefferson.

                 (5)      Pro forma combined book value per share, cash dividends declared per share and net income (loss) per share amounts for Crestar and Jefferson do not reflect exercise of stock options to acquire shares of
                          Jefferson common stock.  Options to acquire 75,250 shares at an average price per share of $6.00 were outstanding at June 30, 1994.  Assumed exercise of these options does not have a significant impact upon the combined shareholders' equity of Crestar and Jefferson or the pro forma combined cash dividends declared per share or combined net income per share.

                 (6)      Crestar's fiscal year ends December 31 and Jefferson's fiscal year ends September 30.  In the above table, Jefferson financial data is presented consistent with the fiscal year of Crestar.  Jefferson's book value per share is as of the dates presented, and net income and dividend data reflect results for the periods presented.

Selected Financial Data

                      CRESTAR FINANCIAL CORPORATION

     The following Crestar consolidated financial data is qualified in its entirety by the information included in the documents incorporated in this Proxy Statement/Prospectus by reference. Interim financial results, in the opinion of Crestar management, reflect all adjustments necessary for a fair presentation of the results of operations, including adjustments related to completed acquisitions. All such adjustments are of a normal nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. See "Incorporation of Certain Information by Reference."



                                                       Six Months Ended
                                                            June 30,                     Years ended December 31,
                 (Dollars in millions)                  1994      1993        1993       1992        1991       1990        1989
                 except per share data)
                 Earnings: (1)
                 Net interest income . . . . . . .     $285.6     $253.4     $527.0     $482.1      $421.1     $414.2      $380.2
                 Provision for loan losses . . . .       18.9       21.5       48.8       99.2       209.5      131.1        44.8
                 Net interest income after provision
                  for loan losses. . .                  266.7      231.9      478.2      382.9       211.6      283.1       335.3
                 Noninterest income  . . . . . . .      131.6      123.2      248.3      218.4       233.8      166.8       148.4
                 Noninterest expense . . . . . . .      274.7      263.6      523.0      501.8       405.6      378.8       362.8
                 Income before income taxes  . . .      123.6       91.5      203.5       99.5        39.8       71.1       120.9
                 Income tax expense  . . . . . . .       40.5       26.9       63.0       19.7         6.1        9.9        17.1
                 Net income  . . . . . . . . . . .      $83.1      $64.6     $140.5      $79.8       $33.8      $61.1      $103.8
                 Net income applicable to common
                  shares. . . . . . . .                 $83.1      $63.4     $138.3      $77.3       $31.2      $58.5      $101.0

                 Per Common Share Data:
                 Net income (primary)  . . . . . .      $2.19      $1.71      $3.68      $2.32       $0.98      $1.87       $3.28
                 Dividends declared (2)  . . . . .       0.73       0.53       1.14       0.80        0.86       1.32        1.20
                 Book value  . . . . . . . . . . .      29.29      27.04      28.32      25.24       23.23      23.15       22.73
                 Average primary shares
                  (thousands). . . . . . .             37,901     37,061     37,587     33,286      31,921     31,218      30,739

                 Selected Period-End Balances:
                 Total assets  . . . . . . . . . .  $14,325.2  $13,242.2  $13,286.9  $12,674.7   $11,828.3  $11,881.2   $11,360.8
                 Loans (net of unearned income)  .    8,588.8    7,222.8    7,287.1    6,581.7     7,065.8    7,680.2     7,769.3
                 Allowance for loan losses . . . .      226.7      213.0      211.0      205.0       210.0      149.4        93.2
                 Nonperforming assets (3). . . .        102.4      162.8       96.8      220.8       350.0      237.2        75.1
                 Total deposits  . . . . . . . . .   11,396.5   10,049.5   10,165.8    9,581.5     8,889.6    8,506.1     8,467.3
                 Long-term debt  . . . . . . . . .      222.4      260.8      191.2      210.4       161.9      168.4       170.1
                 Common shareholders' equity . . .    1,104.7    1,021.2    1,062.5      913.9       749.9      726.3       705.3
                 Total shareholders' equity  . . .    1,104.7    1,066.2    1,062.5      958.9       794.9      771.3       750.3

                 Average Balances:
                 Total assets. . . . . . . . . .    $13,487.9  $12,265.4  $12,585.4  $11,920.4   $11,440.7  $11,673.7   $10,659.4
                 Loans (net of unearned income)  .    7,908.7    6,599.6    6,836.5    6,725.3     7,275.3    7,767.2     7,682.1
                 Total deposits  . . . . . . . . .   10,765.2    9,404.6    9,682.8    9,540.6     8,596.9    8,296.8     8,143.6
                 Long-term debt  . . . . . . . . .      211.8      223.7      215.4      185.9       162.8      170.1       175.1
                 Common shareholders' equity . . .    1,085.4      948.8      994.8      794.6       744.1      731.7       670.5
                 Total shareholders' equity  . . .    1,085.4      993.8    1,038.7      839.6       789.1      776.7       719.7
                 Ratios:
                 Return on average assets  . . . .      1.23%      1.05%      1.12%      0.67%       0.30%     0.52%         0.97%
                 Return on average
                  shareholders' equity . . . . . .      15.31      13.00      13.53       9.50        4.28      7.87        14.43
                 Return on average common
                  shareholders' equity . . . . . .      15.31      13.36      13.90       9.73        4.19      7.99        15.06
                  Net interest margin (4). . . . .       4.77       4.71       4.78       4.67        4.29      4.22         4.36
                 Nonperforming assets to
                  loans and foreclosed
                  properties at period end . . . .       1.19       2.24       1.32       3.32        4.90      3.08         0.97
                 Net charge-offs to average loans        0.48       1.08       0.95       1.69        2.07      0.99         0.55
                 Allowance for loan losses to:
                  Loans at period end  . . . . . .       2.64       2.95       2.89       3.11        2.97      1.94         1.20
                  Nonperforming loans
                   at period end . . . . . . . . .        293        181        264        144          78        68          137
                  Nonperforming assets
                   at period end . . . . . . . . .        221        131        218         93          60        63          124
                 Total shareholders' equity
                  to total assets at
                  period end . . . . . . . . . . .       7.71       8.05       8.00       7.57        6.72      6.49         6.60
                  Capital ratios at period end:
                  Tier 1 risk-adjusted capital . .        9.3       10.5       10.5       10.4         7.9       7.5          7.3
                  Total risk-adjusted capital  . .       12.0       13.6       13.5       13.7        10.6      10.1          9.6
                  Tier 1 leverage. . . . . . . .          7.5        8.3        7.9        7.7         6.7       6.2          6.8
                 _______________

            (1)   Amounts may not add due to rounding.
            (2)   In April 1991, Crestar announced that, thereafter, its dividend declaration would be made in the month following the end of each quarter instead of in the last month of each quarter.  As a result, 1991 included only three dividend declarations; however, four dividend payments were made.
            (3)   Nonperforming assets include nonaccrual loans, restructured loans and foreclosed properties.
            (4)   Net interest margin is calculated on a taxable equivalent basis, using a tax rate of 35% for 1994 and 1993 and 34% for 1992, 1991, 1990, and
                  1989.

               JEFFERSON SAVINGS & LOAN ASSOCIATION, F.A.

     The following Jefferson consolidated financial data is qualified in its entirety by the information included in the documents included in this Proxy Statement/Prospectus. Interim financial results, in the opinion of management of Jefferson, reflect all adjustments necessary for a fair presentation of the results of operations. All such adjustments are of a normal recurring nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. See "Certain Information Regarding Jefferson."

                                                 Nine Months Ended
                                                      June 30,                        Years ended September 30,
                                                1994         1993          1993       1992        1991         1990       1989
                                                               (Dollars in thousands, except per share amounts)
                 Earnings:
                 Net interest income         $   4,969     $  5,766    $   7,443   $   6,705    $   5,837    $ 4,679    $  4,058
                 Provision for loan losses          70          229          533       1,115          498        667         603
                 Net interest income after
                    provision for loan losses    4,899        5,537        6,910       5,590        5,339      4,012       3,455
                    Noninterest income             829        1,730        3,090       2,257        2,549      1,577       1,761
                 Noninterest expense             5,798        5,979        8,239       8,820        7,206      6,253       8,771
                 Income (loss) before
                    income taxes and
                    extraordinary item             (70)       1,288        1,761        (973)         682       (664)     (3,555)
                 Income tax expense (benefit)      135          500          915           -          500       (504)     (1,430)
                 Income (loss) before
                    extraordinary item            (205)         788          846        (973)         182       (160)     (2,125)
                 Extraordinary item(1)               -            -            -           -          460          -           -
                 Net income (loss)           $    (205)    $    788    $     846   $    (973)   $     642    $  (160)    $(2,125)
                 Per Common Share Data:
                 Net income                      $(.16)    $    .60    $     .65   $   (5.45)   $    3.60    $  (.90)    $(11.91)
                 Dividends declared                  -            -            -           -            -          -           -
                 Book value                      $8.94        $9.55        $9.67       $8.95       $36.64     $33.04      $33.93
                 Outstanding shares(2)(3)    1,310,876    1,310,876    1,310,876   1,310,876      178,377    178,377     178,377

                 Selected Period-End
                 Balances:
                 Total assets                $ 298,114     $288,683    $ 284,250   $ 301,620    $ 324,190    $363,119   $384,084
                 Loans receivable, net(4)      201,944      170,186      169,965     186,185      208,641    234,848     245,522
                 Allowance for loan losses       1,515        1,502        1,602       1,288        1,135        873         798
                 Nonperforming assets(5)         9,716       12,573       10,985      12,414       16,141     11,657      11,217
                 Total deposits                268,920      244,582      241,467     249,166      244,139    236,780     257,983
                 Borrowings                     14,789       26,984       24,079      34,158       68,256    112,437     111,612
                 Shareholder's equity           11,714       12,523       12,682      11,738        6,535      5,893       6,053

                 Average Balances:
                 Total assets                $ 291,182     $295,152    $ 292,935   $ 312,905    $ 343,655   $373,602   $ 400,262
                 Loans receivable, net(4)      185,955      178,186      178,075     197,413      221,745    240,185     250,440
                 Total deposits                255,194      246,874      245,317     246,653      240,460    247,382     265,973
                 Borrowings                     19,434       30,471       29,119      51,207       90,347    112,025     117,723
                 Total shareholders' equity     12,198       12,131       12,210       9,137        6,214      5,973       7,116

                 Ratios:
                 Return on average assets(6)     (.09)%        .36%         .29%       (.31)%         .19%     (.04)%       (.53)%
                 Return on average
                    shareholders' equity(6)     (2.24)        8.66         6.93      (10.65)        10.33     (2.68)      (29.86)
                 Nonperforming assets to
                    loans receivable, net
                    and foreclosed
                    properties at period end     4.64         7.03         6.16        6.31          7.74      4.81         4.39
                 Net charge-offs to
                    average loans(6)              .12          .02          .12         .49           .11       .25          .75

                 Allowance for loan losses to:
                    Loans receivable, net at
                      period end                  .75          .88          .94         .69           .54       .37          .33
                      Nonperforming loans at
                      period end                63.47        39.45        60.09       65.51         17.65     20.95        67.34
                    Nonperforming assets at
                      period end                15.59        11.94        14.58       10.38          7.03      7.49         7.11
                 Total shareholders' equity
                    to total assets at
                    period end                   3.93         4.34         4.46        3.89          2.02      1.62         1.58
                 Capital ratios at period
                    end:(7)
                    Tangible capital             3.87         4.34         4.46        3.89          2.02      1.62          N/A
                    Core capital                 3.87         4.34         4.46        3.89          2.02      1.62          N/A
                    Risk-based capital           7.67         9.40         9.77        7.40          3.88      3.22          N/A
                 Number of Offices               8            6            6           6             7         7             7

            (1)   Extraordinary items represented income tax benefit arising from carryforward of net operating losses.
            (2)   All periods presented have been adjusted to give effect to the one-for-
                  three reverse stock split in April, 1993.
            (3)   At September 30, 1992, outstanding shares totaled 1,310,876, while the weighted average shares outstanding for the year end September 30, 1992 totaled 178,377.
            (4)   Loans receivable, net are net of undisbursed amounts of loans in process, deferred loan fees, unearned discounts and allowance for loan losses.
            (5)   Nonperforming assets include nonaccrual loans, restructured loans and foreclosed properties.
            (6)   For the nine months ended June 30, 1994 and 1993, the ratios for return on average assets, return on average shareholders'
                  equity and net charge-offs to average loans are shown in the above table on an annualized basis. Computed using results for the nine months ended June 30, 1994 and 1993
                  (non-annualized), return on average assets was (.07)% and
                  .27%, respectively; return on average shareholders' equity was (1.68%) and 6.50%, respectively; and net charge-offs to average loans was .09% and .02%, respectively.
            (7)   Based on capital guidelines as provided by the Office of Thrift
                  Supervision.  At June 30, 1994, Jefferson failed to meet its risk-based capital ratio by 0.33% or approximately $535,000.  See "Business of
                  Jefferson."


     This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Jefferson Board of Directors, to be voted at the Jefferson Shareholders Meeting to be held at the Fauquier Springs Country Club, located at 9236 Tournament Drive, Warrenton, Virginia 22186 on November 10, 1994, at 4:00 p.m. and at any adjournment thereof. At the Jefferson Shareholders Meeting, Jefferson shareholders will consider and vote upon the Agreement and the related Plan of Merger. Pursuant to the Agreement, Jefferson will merge with and into Crestar Bank, and Crestar Bank will succeed to the business of Jefferson. Only shareholders of record of Jefferson at the close of business on September 27, 1994 are entitled to notice of and to vote at the Jefferson Shareholder Meeting. This Proxy Statement/Prospectus is being mailed to all such holders of record of Jefferson Common Stock on or about ________ __, 1994.

     The affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote at the meeting is required for approval of the Merger.

     The proxies solicited hereby, if properly signed and returned and not revoked prior to their use, will be voted in accordance with the instructions given thereon by the shareholders. If no instructions are so specified, the proxies will be voted for the proposed Merger. Any shareholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing written notice of revocation with the Secretary of Jefferson (William M. Rider, Jefferson Savings & Loan Association, F.A., 550 Broadview Avenue, Warrenton, VA 22186);
(ii) submitting a duly executed proxy bearing a later date; or
(iii) appearing at the Jefferson Shareholder Meeting and notifying the Secretary of his or her intention to vote in person. Proxies solicited by this Proxy Statement/Prospectus may be exercised only at the Jefferson Shareholder Meeting and any adjournment of the Jefferson Shareholder Meeting and will not be used for any other meeting.

     The accompanying proxy is being solicited by the Jefferson Board. The cost of such solicitation will be borne by Jefferson. In addition to the use of the mails, proxies may be solicited by personal interview, telephone or telegram by directors, officers and employees of Jefferson or Crestar without additional compensation. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for forwarding of solicitation material to beneficial owners of stock held of record by such persons.

     The Jefferson Board has no information that other matters will be brought before the meeting. If, however, other matters are presented, the accompanying proxy will be voted in accordance with the recommendations of the Jefferson Board with respect to such matters.

     As of the Record Date, the directors and executive officers of Jefferson beneficially owned a total of 418,635 shares (representing 31.9% of the outstanding shares of Jefferson Common Stock), and the directors of Crestar owned no Jefferson Common Stock. The Jefferson directors have agreed with Crestar to recommend that Jefferson stockholders vote in favor of the Merger and to vote shares beneficially owned by such directors, and shares with respect to which they have the power to vote, in favor of the Merger. See "Jefferson Security Ownership of Certain Beneficial Owners."

     For the reasons described below, the Jefferson Board has adopted the Agreement, believes the Merger is in the best interest of Jefferson and its shareholders and recommends that shareholders of Jefferson vote FOR approval of the Agreement. In making its recommendation, the Jefferson Board considered, among other things, the opinion of Scott & Stringfellow that the Merger Consideration was fair to Jefferson shareholders from a financial point of view. See "The Merger -- Background of the Merger," "-- Reasons and Basis for the Merger," and "-- Opinion of Financial Advisor."

     The address of Crestar is 919 East Main Street, Richmond, Virginia 23219 and its telephone number is (804) 782-5000. The address of Jefferson is 550 Broadview Avenue, Warrenton, Virginia 22186 and its telephone number is (703) 347-3531.



                               THE MERGER

     The detailed terms of the Merger are contained in the Agreement and Plan of Reorganization, attached as Annex I to this Proxy
Statement/Prospectus. The following discussion describes the more important aspects of the Merger and the terms of the Agreement. This description is not complete and is qualified by reference to the Agreement which is incorporated by reference herein.

Background and Reasons

     In early 1994, the Jefferson Board of Directors came to a determination that additional capital was required in order to effect and maintain profitable growth and to eliminate regulatory threats to its viability resulting from its marginal capital levels. However, the Board determined that there was no present market interest in the purchase of additional shares of Jefferson Common Stock and that, given the current trend in the consolidation of financial institutions within the Commonwealth of Virginia, the maximum value to shareholders could be recognized only by the sale of the institution.

     In February 1994, a member of the Jefferson Board had preliminary discussions with representatives of Scott & Stringfellow on the possible sale of Jefferson to maximize shareholder value. At a meeting of the Board of Directors held on March 1, 1994, the Board reviewed a proposal by Scott & Stringfellow to solicit offers to purchase Jefferson. Following that review, Jefferson entered into a contract with Scott & Stringfellow to perform a valuation analysis and plan of sale which were presented to the Board on April 5, 1994. The Board of Directors, as of April 14, 1994, unanimously authorized Scott & Stringfellow to solicit purchase offers.

     In May 1994, Scott & Stringfellow prepared a confidential information memorandum and request for bids and submitted it to twenty potential acquirers. In response to that invitation, Crestar and another Virginia financial institution submitted letters of interest both dated June 28, 1994. In addition, one other financial institution expressed an interest in purchasing only the Charlottesville branches, but did not indicate a value for such transaction.

     On July 5, 1994, the Board of Directors met with the representatives of Scott & Stringfellow to review the bidding process, the two letters of interest as well as the general financial condition
and other information concerning the two potential acquirers.   The
Board then authorized the Chairman to appoint a Merger and Acquisition Committee to meet with representatives of the two interested potential
acquirers.   On July 11, 1994, the Merger and Acquisition Committee met
with representatives of each of the potential acquirers to discuss their respective interests in acquiring Jefferson. Thereafter, the interested parties conducted their due diligence examination of Jefferson. By August 11, 1994, both Crestar and the other interested party had submitted their written bids.

     On August 12, 1994, the Jefferson Board of Directors met with representatives of Crestar and then with representatives of the other bidder to discuss the respective bid offers. The Board then discussed the offers with the representatives of Scott & Stringfellow as well as Jefferson's special counsel. At the direction of the Board, Scott & Stringfellow then engaged in further negotiations with representatives of both entities at which time both institutions submitted final offers. After considering the respective offers and the respective strengths of each bidder, the value of their respective stock, and each bidder's plans for the employees of Jefferson, the Board unanimously approved the Crestar offer subject to the negotiation and execution of an acceptable definitive merger agreement. At that time, Jefferson entered into an agreement with Crestar not to solicit or seek offers for the acquisition of Jefferson pending negotiations of the definitive agreement and to negotiate such a definitive agreement in good faith. During the period of negotiation, representatives of Jefferson, its independent accountants, special counsel and Scott & Stringfellow performed a limited due diligence review of Crestar.

     On September 1, 1994, the Board of Directors of Jefferson met and considered the results of the review of Crestar and received Scott & Stringfellow's favorable fairness opinion regarding the proposed transaction. The Board at that time unanimously approved the Agreement, directed that the President and Chief Executive Officer execute and deliver the Agreement, called for a special meeting of Jefferson stockholders to consider and vote on the Agreement and unanimously adopted a resolution recommending that the Agreement be approved by the stockholders of Jefferson.

Opinion of Financial Advisor

     Jefferson retained Scott & Stringfellow to act as Jefferson's financial advisor and to obtain bids from qualified entities interested in purchasing Jefferson. Scott & Stringfellow is a full service investment banking and brokerage firm headquartered in Richmond, Virginia, that provides a broad array of services to individuals, corporations, financial institutions and state and local governments. The Financial Institutions Group of Scott & Stringfellow actively works with financial institutions in Virginia, North Carolina, the District of Columbia, Maryland, and West Virginia on these and other matters. As part of its investment banking practice, it is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, and secondary distributions of listed and unlisted securities. Scott & Stringfellow was selected by the Jefferson Board of Directors based upon its expertise and reputation in providing valuation and merger and acquisition and advisory services to financial institutions. Scott & Stringfellow makes a market in the Jefferson Common Stock and its analysts follow and publish reports about Jefferson.

     On September 1, 1994, at the meeting at which the Jefferson Board of Directors approved and adopted the Agreement, Scott & Stringfellow delivered a written opinion ("Opinion") to the Jefferson Board that as of such date, the Merger Consideration to be received by Jefferson shareholders, $17.00 per share in cash, Crestar Common Stock, or a mix thereof (subject to certain limitations on the cash component of the consideration), was fair to the shareholders of Jefferson from a financial point of view. Such Opinion was updated as of the date of this Proxy Statement/Prospectus. No instructions or limitations were given or imposed by Jefferson's Board upon Scott & Stringfellow with respect to the investigations made or procedures followed by them in rendering the Opinion.

     The full text of the Opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is set forth and attached hereto in Annex III to this Proxy Statement/Prospectus and is incorporated herein by reference. Jefferson shareholders are urged to read the Opinion in its entirety. The following is a summary of certain analyses performed by Scott & Stringfellow which were the bases of such Opinion.

     In developing its Opinion, Scott & Stringfellow reviewed and analyzed: (i) the Agreement; (ii) the Registration Statement and this Proxy Statement/Prospectus; (iii) Jefferson's audited financial statements for the four years ended September 30, 1993; (iv) Jefferson's unaudited financial statements for the quarter and nine months ended June 30, 1993 and 1994, and other internal information relating to Jefferson prepared by Jefferson's management; (v) information regarding the trading market for the Jefferson Common Stock and the Crestar Common Stock and the price ranges within which the respective stocks have traded; (vi) the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain thrift and thrift holding company mergers and acquisitions in the southeastern United States and in Virginia in recent years; (vii) Crestar's annual reports to shareholders and its audited financial statements for the four years ended December 31, 1993; and (viii) Crestar's unaudited financial statements for the quarter and six months ended June 30, 1993 and 1994 and other internal information relating to Crestar prepared by Crestar's management. Scott & Stringfellow has discussed with members of Jefferson's and Crestar's management past and current business operations, the background of the Merger, the reasons and basis for the Merger, results of regulatory examinations, and the business and future prospects of Jefferson and Crestar individually and as combined entity, as well as other matters relevant to its inquiry. Scott & Stringfellow has conducted such other studies, analysis and investigations particularly of the banking and thrift industries, and considered such other information as it deemed appropriate, the material portion of which is described below. Finally, Scott & Stringfellow also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking and thrift industries generally.

     Scott & Stringfellow relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it and discussed with it for purposes of its Opinion. With respect to financial forecasts reviewed by Scott & Stringfellow in rendering its Opinion, Scott & Stringfellow assumed that such financial forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgement of the managements of Jefferson and Crestar as to the future financial performance of Jefferson and Crestar, respectively. Scott & Stringfellow did not make an independent evaluation or appraisal of the assets or liabilities of Jefferson and Crestar nor was it furnished with any such appraisal.

     The summary set forth below does not purport to be a complete description of the analyses performed by Scott & Stringfellow in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefor, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed below, Scott & Stringfellow believes that its analyses must be considered as a whole and that selecting portions of its analysis and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its Opinion. In performing its analyses, Scott & Stringfellow made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Jefferson's and Crestar's control. The analyses performed by Scott & Stringfellow are not necessarily indicative of actual values or future results which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which business actually may be sold. No company or transaction utilized in Scott & Stringfellow's analyses was identical to Jefferson or Crestar. Accordingly, such analyses are not based solely upon arithmetic calculations; rather they involve complex considerations and judgements concerning differences in financial and operating characteristics of the relevant companies, the timing of relevant transactions, and prospective buyer interest, as well as other factors that could affect public trading values of the company or companies to which they are being compared.

     Scott & Stringfellow evaluated the financial terms of the transaction using standard valuation methods, including a discounted cash flow analysis, a market comparable analysis, a comparable acquisition analysis, and a dilution analysis.

     Discounted Cash Flow Analysis. Scott & Stringfellow performed a discounted cash flow analysis under various projections to estimate the fair market value of Jefferson Common Stock. Among other things, Scott & Stringfellow considered a range of asset and earnings growth for Jefferson of between 3% and 10% and required equity capital levels of between 4.25% and 5.00% of assets. A range of discount rates from 10% to 12% were applied to the cash flows resulting from the projections during the first five years and the residual values. The residual values were estimated by capitalizing the projected final year earnings by the discount rates, less the projected long-term growth rate of Jefferson's earnings. The discount rates, growth rates and capital levels were chosen based on what Scott & Stringfellow, in its judgement, considered to be appropriate taking into account, among other things, Jefferson's past and current financial performance and conditions, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and particularly in the banking industry. In all scenarios considered, the present value of Jefferson Common Stock was calculated at less than the value of the consideration to be received from Crestar pursuant to the Merger.

     Comparable Acquisition Analysis. Scott & Stringfellow compared the relationship of prices paid to relevant financial data such as tangible net worth, assets, deposits and earnings in twenty-nine thrift and thrift holding company mergers and acquisitions in the Southeastern United States (defined for this purpose as the states of Virginia, the District of Columbia, Maryland, North Carolina, South Carolina, Georgia and West Virginia) since January 1, 1993, representing all such transactions known to Scott & Stringfellow to have occurred during this period involving thrift and thrift holding companies with assets of less than $1 billion, and in particular to all such transactions that have been announced since January 1, 1993 in Virginia, with the proposed Merger and found the consideration to be received from Crestar to be within the relevant pricing ranges acceptable for such recent transactions. Specifically, based upon the eight most recent transactions announced in Virginia since January 1, 1993, other than the Jefferson Merger, the average price to tangible book value in these transactions was 131%, compared with 177% for Jefferson, the average price to earnings ratio was 11.0x, compared to reported losses for Jefferson over the last twelve months prior to the announcement of the Merger, the average premium to deposits was 11.7% compared with 9.0% for Jefferson, and the average premium to assets was 8.7% compared with 7.9% for Jefferson. For purposes of computing the information with respect to the Merger, $17.00 per share of consideration for each share of Jefferson Common Stock was used.

     Analysis of Crestar and Virginia Bank Group. Scott & Stringfellow analyzed the performance and financial condition of Crestar relative to the Virginia Bank Group consisting of Crestar, Central Fidelity Banks, Inc., F&M National Corp., First Virginia Banks, Inc., George Mason Bankshares, Inc., Jefferson Bankshares, Inc., Piedmont BankGroup, Inc., Premier Bankshares, Corp., and Signet Banking Corp. Certain financial information compared was, among other things, information relating to tangible equity to assets, loans to deposits, net interest margin, nonperforming assets, total assets, non-accrual loans, and efficiency ratio, as well as a comparison of common stock liquidity and common stock prices as of August 10, 1994. Additional valuation information compared for the twelve-month period ended June 30, 1994, and stock prices as of August 10, 1994, was (i) price to tangible book value ratio which was 1.94x for Crestar, compared to an average of 1.68x for the Virginia Bank Group, (ii) price to earnings ratio which was 11.0x for Crestar, compared to an average of 11.2x for the Virginia Bank Group,
(iii) return on average assets which was 1.25% for Crestar, compared to an average of 1.31% for the Virginia Bank Group, (iv) return on average equity which was 15.8% for Crestar, compared to an average of 14.8% for the Virginia Bank Group, and (v) a dividend yield of 3.24% for Crestar, compared to an average of 3.03% for the Virginia Bank Group. Overall, in the opinion of Scott & Stringfellow, Crestar's operating performance, financial condition, and liquidity for the Crestar Common Stock were better than the Virginia Bank Group average and Crestar's market value was reasonable when compared to the Virginia Bank Group.

     Dilution Analysis. Based upon publicly available financial information on Jefferson and Crestar, Scott & Stringfellow considered the effect of the transaction on the book value, earnings, and market value of Jefferson and Crestar. Scott & Stringfellow concluded from this analysis that the transaction would have a significant positive effect on Jefferson and the Jefferson Shareholders in that, the Merger Consideration to be received by Jefferson stockholders would represent a substantial increase in the historical dividends per share (Jefferson pays no dividend), net income per share (Jefferson had a loss from operations for the twelve months ended June 30, 1994), and book value per share of Jefferson Common Stock (book value will increase $1.29 per share or 14.4%). There can be no assurance that pro forma amounts are indicative of future results. See "Comparative Per Share Data."

     Pursuant to an engagement letter dated April 14, 1994 between Jefferson and Scott & Stringfellow, in exchange for its services, Scott & Stringfellow will receive a fee of 1% of the total market value of consideration received by Jefferson Shareholders or $231,143, payable at closing, provided that the fee shall be reduced by $3,600 for services previously billed and paid. If the Merger is not consummated, Jefferson also has agreed to reimburse Scott & Stringfellow for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of counsel.

Effective Time of the Merger

     The Merger will become effective at the time the Articles of Merger to be filed with the SCC on the date of the closing of the Merger are made effective (the "Effective Time of the Merger"). The Effective Time of the Merger is expected to occur in December 1994. Either Jefferson or Crestar may terminate the Agreement if the Merger has not been consummated by June 30, 1995. See "Termination."

     Until the Effective Time of the Merger occurs, Jefferson shareholders will retain their rights as shareholders to vote on matters submitted to them by the Jefferson Board.

Determination of Exchange Ratio and Exchange for Crestar Common Stock

     Crestar valued Jefferson Common Stock for purposes of the exchange at $17 per share. The valuation of Jefferson Common Stock was based upon the potential value of Jefferson Common Stock, the nature of Jefferson's banking and savings bank businesses, and Jefferson's deposit base, market share and market franchise in and around the Warrenton, Charlottesville, Luray, Leesburg, Front Royal and Culpeper areas. Each share of Jefferson Common Stock (other than shares held by Crestar and shares to be exchanged for cash) will be converted into the number of shares of Crestar Common Stock determined by dividing $17.00 per share of Jefferson Common Stock (the "Price Per Share") by the Average Closing Price (the result of the quotient determined by dividing the Price Per Share by the Average Closing Price being called the Exchange Ratio), subject to adjustment in certain circumstances. The Exchange Ratio at the Effective Time of the Merger will be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of Crestar Common Stock, any dividend payable in Crestar Common Stock, or any capital reorganization involving the reclassification of Crestar Common Stock subsequent to the date of the Agreement. Based on the $48.25 closing price for Crestar Common Stock on the NYSE on August 31, 1994, the Exchange Ratio would have been .352 shares of Crestar Common Stock per share of Jefferson Common Stock. Based on the 1,310,876 shares of Jefferson Common Stock outstanding as of the Record Date, and assuming that no cash is to be paid to Jefferson shareholders in connection with the Merger, such Exchange Ratio would have resulted in the issuance of approximately 461,428 shares of Crestar Common Stock. Such number of shares will vary to the extent that (i) shares of Jefferson Common Stock are exchanged for cash and (ii) the components of the Exchange Ratio calculation change prior to the Effective Time of the Merger. The number of shares of Crestar Common Stock to be issued in connection with the Merger also will vary to the extent that outstanding options to purchase 74,512 shares of Jefferson Common Stock are exercised prior to the Effective Time of the Merger.

     Following the Effective Time of the Merger, former shareholders of Jefferson will be mailed a Letter of Transmittal which will set forth the procedures that should be followed for exchange of Jefferson Common Stock for Crestar Common Stock.

     Shareholders of Jefferson who elect to receive Crestar Common Stock or who fail to return the Cash Option Form in a timely manner, upon surrender of their certificates for cancellation, will be entitled to receive certificates representing the number of whole shares of Crestar Common Stock for which such shares have been submitted for exchange and cash in lieu of any fractional share interest on the basis of the Exchange Ratio.

Cash Election; Election Procedures

     Holders of shares of Jefferson Common Stock will be given the option of exchanging their shares for the Price Per Share ($17.00) in cash (subject to all applicable withholding taxes), provided that the number of shares that may be exchanged for cash will not exceed 40% of the outstanding shares of Jefferson Common Stock immediately prior to the Effective Time of the Merger. The cash election must be made at the time Jefferson shareholders vote on the Merger, and, once such vote has been taken, cash elections will be irrevocable. If the aggregate number of shares for which a cash election is made exceeds 40% of the outstanding shares of Jefferson Common Stock immediately prior to the Effective Time of the Merger, Crestar first will pay cash for shares submitted for cash exchange by each holder of 100 or fewer Jefferson shares (if such holder has submitted all his shares for cash exchange) and then will pay cash for the remaining shares submitted for cash pro rata. Shares not exchanged for cash after proration will be exchanged for Crestar Common Stock at the Exchange Ratio.

     An election to receive cash will be properly made only if Jefferson has received a properly completed Cash Option Form in accordance with the procedures and within the time period set forth in the form. A Cash Option Form will be properly completed only if accompanied by certificates representing all shares of Jefferson Common Stock covered thereby.

     IF A JEFFERSON SHAREHOLDER ELECTS TO SURRENDER SHARES FOR CASH, HE MUST FILE THE CASH OPTION FORM ACCOMPANYING THIS PROXY STATEMENT/PROSPECTUS PRIOR TO OR AT THE JEFFERSON SHAREHOLDER MEETING. ANY JEFFERSON SHAREHOLDER WHO DOES NOT COMPLETE AND RETURN A CASH OPTION FORM PRIOR TO OR AT THE JEFFERSON SHAREHOLDER MEETING CAN ONLY RECEIVE CRESTAR COMMON STOCK IN THE MERGER. ONCE THE VOTE ON THE MERGER HAS BEEN TAKEN AT THE JEFFERSON SHAREHOLDER MEETING, THE CASH ELECTION IS IRREVOCABLE. Jefferson will hold the certificates in safekeeping pending the Effective Time of the Merger, at which time they will be exchanged for cash by Crestar, or in the event of proration, cash and Crestar Common Stock. If the Merger is not consummated, Jefferson will return the certificates.

Business of Jefferson Pending the Merger

     Jefferson has agreed that until the Effective Time of the Merger, it will operate its business substantially as presently operated, in the ordinary course, and in general conformity with applicable laws and regulations, and, consistent with such operation, it will use its best efforts to preserve intact its present business organizations and its relationships with persons having business dealings with it. Without limiting the generality of the foregoing, Jefferson has agreed that it will not, without the prior written consent of Crestar, (i) make any change in the salaries, bonuses or title of any officer; (ii) make any change in the title, salaries or bonuses of any other employee, other than those permitted by current employment policies in the ordinary course of business, any of which changes will be reported promptly to Crestar; (iii) enter into any bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement or increase benefits under existing plans; (iv) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (v) amend its Charter or By-laws; (vi) issue or contract to issue any shares of Jefferson capital stock or securities exchangeable for or convertible into capital stock except (x) up to 75,250 shares of Jefferson Common Stock issuable pursuant to options to purchase Jefferson Common Stock ("Jefferson Options") outstanding as of June 30, 1994, or (y) pursuant to the Stock Option Agreement; (vii) purchase any shares of Jefferson capital stock; (viii) enter into or assume any material contract or obligation, except in the ordinary course of business; (ix) waive, release, compromise or assign any right or claim involving $75,000 or more; (x) propose or take any other action which would make any representation or warranty in Section 3.1 of the Agreement untrue; (xi) introduce any new products or services or change the rate of interest on any deposit instrument to above-market interest rates; (xii) make any change in policies respecting extensions of credit or loan charge-offs; (xiii) change reserve requirement policies; (xiv) change securities portfolio policies; (xv) acquire a policy or enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $50,000 or more; (xvi) propose or take any action with respect to the closing of any branches; (xvii) amend the terms of the Jefferson Options; (xviii) amend the terms of the written severance agreements identified in the Agreement except that such agreements may be amended to extend their term to no later than September 30, 1995; or (xix) make any change in any tax election or accounting method or system of internal accounting controls, except as may be appropriate to conform to any change in regulatory accounting requirements or generally accepted accounting principles. Jefferson has further agreed that, between the date of the Agreement and the Effective Time of the Merger, it will consult and cooperate with Crestar regarding (i) loan portfolio management, including management and work-out of nonperforming assets, and credit review and approval procedures, including notice to Crestar's Credit Review Department Management of any new nonresidential loans in excess of $500,000, and (ii) securities portfolio and funds management, including management of interest rate risk.

Conditions to Consummation of the Merger

     Consummation of the Merger is conditioned upon the approval of the holders of two-thirds of the outstanding Jefferson Common Stock entitled to vote at the Jefferson Shareholder Meeting. The Merger must be approved by the Federal Reserve Board, the OTS and the SCC, which approvals are expected to be received. The obligations of Jefferson and Crestar to consummate the Merger are further conditioned upon (i) the accuracy of the representations and warranties of Jefferson and Crestar contained in the Agreement, including without limitation the representation and warranty that there has been no material adverse change in the condition (financial or otherwise) of Crestar or Jefferson from June 30, 1994 (except with respect to Jefferson's failure to meet the risk-based capital requirement as of such date); (ii) the performance of all covenants and agreements contained in the Agreement, including without limitation the establishment of the accruals, reserves and charge-offs as may be necessary to conform Jefferson's accounting and credit loss reserve practices and methods to those of Crestar Bank as such practices and methods are to be applied from and after the Effective Time of the Merger; (iii) the receipt of an opinion of Hunton & Williams, counsel to Crestar and Crestar Bank, with respect to certain of the tax consequences of the Merger described herein under "-- Certain Federal Income Tax Consequences;" (iv) the receipt by Crestar of certain evidence of title relating to Jefferson's branches; (v) the approval for listing on the NYSE of the shares of Crestar Common Stock at the Effective Time of the Merger; (vi) the receipt of opinions of counsel with respect to certain legal matters; and (vii) the shares of Crestar Common Stock to be issued in the Merger will have been duly registered under the 1933 Act and applicable state securities laws, and such registration will not be subject to a stop order or any threatened stop order by the SEC or any applicable state securities authority.

     Crestar and Jefferson may waive any condition to their obligations to consummate the Merger except the requisite approval of Jefferson's shareholders and regulatory authorities.

Stock Option Agreement

     Crestar and Jefferson entered into the Stock Option Agreement, dated as of September 1, 1994, pursuant to which Jefferson issued to Crestar an option to purchase up to 260,864 shares of Jefferson Common Stock at a purchase price of $15 per share.

     The option is exercisable only upon the occurrence of a Purchase Event (as defined below). A Purchase Event means any of the following events: (i) without Crestar's prior written consent, Jefferson shall have authorized, recommended or publicly proposed, or entered into an agreement with any person (other than Crestar or any subsidiary thereof)
(A) to effect a merger, consolidation or similar transaction, (B) for the disposition, by sale, lease, exchange or otherwise, of 25% or more of the consolidated assets of Jefferson and its subsidiaries or (C) for the issuance, sale or other disposition of securities representing 25% or more of the voting power of Jefferson or any of its subsidiaries (collectively referred to as an "Acquisition Transaction"); or (ii) any person (other than Crestar or any subsidiary thereof) shall have acquired beneficial ownership of 25% or more of Jefferson Common Stock.

     The Stock Option Agreement terminates in accordance with its terms on the date on which occurs the earliest of: (i) the Effective Time of the Merger (as defined in the Agreement); (ii) a termination of the Agreement in accordance with its terms (other than by Crestar under certain circumstances) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below); (iii) 12 months following a termination of the Agreement by Crestar under certain circumstances; or (iv) 12 months after the termination of the Agreement in accordance with its terms following the occurrence of a Purchase Event or a Preliminary Purchase Event.

     A Preliminary Purchase Event means any of the following events: (i) any person (other than Crestar) shall have commenced a tender offer or exchange offer to acquire 10% or more of Jefferson Common Stock (a "Tender Offer"); or (ii) Jefferson's shareholders shall have failed to adopt the Agreement at a meeting called for such purpose or such meeting shall not have been held or shall have been canceled or the Jefferson Board shall have withdrawn its recommendation to shareholders, in each case following the public announcement of (A) a Tender Offer, (B) a proposal to engage in an Acquisition Transaction, or (C) the filing of an application or notice to engage in an Acquisition Transaction.

Termination

     The Agreement will be terminated, and the Merger abandoned, if the shareholders of Jefferson will not have given the approval of the Merger. Notwithstanding such approval by such shareholders, the Agreement may be terminated at any time prior to the Effective Time of the Merger, by: (i) the mutual consent of Crestar, Crestar Bank and Jefferson, as expressed by their respective Boards of Directors; (ii) either Crestar or Crestar Bank on the one hand or Jefferson on the other hand, as expressed by their respective Boards of Directors, if the Merger has not occurred by June 30, 1995, provided that the failure of the Merger to so occur will not be due to a willful breach of any representation, warranty, covenant or agreement by the party seeking to terminate the Agreement; (iii) by Crestar and Crestar Bank in writing authorized by its respective Board of Directors if Jefferson has, or by Jefferson in writing authorized by its Board of Directors, if Crestar or Crestar Bank has, in any material respect, breached (A) any covenant or agreement contained in the Agreement, or (B) any representation or warranty contained in the Agreement, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date; provided that it is understood and agreed that either party may terminate the Agreement on the basis of any such material breach of any representation or warranty contained in the Agreement notwithstanding any qualification therein relating to the knowledge of the other party; (iv) either Crestar or Crestar Bank on the one hand or Jefferson on the other hand, as expressed by their respective Boards of Directors, in the event that any of the conditions precedent to the obligations of such parties to consummate the Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that no party will be entitled to terminate the Agreement pursuant to this provision if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing Date will be appropriately postponed; (v) Crestar and Crestar Bank, if the Boards of Directors of Crestar and Crestar Bank will have determined in their sole discretion, exercised in good faith, that the Merger, has become inadvisable or impracticable by reason of (A) the threat or the institution of any litigation, proceeding or investigation to restrain or prohibit the consummation of the transactions contemplated by the Agreement or to obtain other relief in connection with the Agreement or (B) public commencement of a competing offer for Jefferson Common Stock which is significantly better than Crestar's offer, and which Crestar certifies to Jefferson, in writing, it is unwilling to meet; (vi) Crestar, Crestar Bank or Jefferson, if the Federal Reserve Board, the OTS, or the SCC deny approval of the Merger and the time period for all appeals or requests for reconsideration has run; or (vii) Crestar if, following Crestar's pre-merger review of Jefferson's loan portfolio, such pre-merger review reveals that there are potential losses in the loan portfolio since June 30, 1994 which would cause a reduction of Jefferson's shareholders' equity by 10% or more from that reflected in the Jefferson financial statements at June 30, 1994; provided, however, that such reduction in Jefferson's shareholder equity will be exclusive of any change in Jefferson's shareholder equity resulting from any credit or reserve adjustments of which Crestar has informed Jefferson as disclosed in a Schedule attached to the Agreement.

     In the event of the termination and abandonment of the Agreement and the Merger pursuant to the above, the Agreement, other than provisions relating to confidentiality of information obtained by the parties and to the payment of expenses relating to the Merger, shall become void and of no effect, without any liability on the part of any party or its directors or officers, provided that nothing contained in the Agreement will serve to relieve any party from liability for a willful breach of the Agreement.

Accounting Treatment

     The Merger is to be accounted for as a purchase in accordance with generally accepted accounting principles as outlined in Accounting Principles Board Opinion No. 16, "Business Combinations."

Operations After the Merger

     After consummation of the Merger, Crestar Bank will continue generally to conduct the business presently conducted by Jefferson, with the additional services discussed above.

     Crestar Bank will undertake to continue employment of all branch personnel who meet Crestar's employment qualification requirements and needs, either at existing Jefferson offices or at Crestar offices. Jefferson non-branch personnel terminated as a result of the Merger will be interviewed prior to the Effective Time of the Merger for open positions within Crestar Bank or a subsidiary of Crestar. Crestar or Crestar Bank will pay a severance benefit to each person, other than those persons who have entered into written severance agreements with Jefferson and that are identified in the Agreement, who is an employee of Jefferson at the Effective Time of the Merger and who (x) is not offered a comparable position with Crestar Bank or a subsidiary of Crestar (the acceptance of a position with Crestar Bank or a subsidiary of Crestar will establish that such position was comparable) or (y) is terminated without cause within six months after the Effective Time of the Merger. The amount of such severance benefit will equal one week of such employee's base pay (as in effect immediately before the Effective Time of the Merger) for each full year of service with Jefferson up to 20 years and two weeks of such base pay for each full year of service with Jefferson over 20 years, but in no case less than four weeks' base pay. Each person who is a Jefferson employee at the Effective Time of the Merger will be paid promptly after the Effective Time of the Merger for all accrued but unused vacation time through December 31, 1994, or, if earlier, the Effective Time of the Merger as set forth on the books of Jefferson. Out-placement counseling will be available through the Virginia Employment Commission for any Jefferson employees who are entitled to severance benefits from Crestar under the Agreement or under a written severance agreement.

Interest of Certain Persons in the Merger

     Certain members of Jefferson's management may be deemed to have interests in the Merger in addition to their interests as shareholders of Jefferson generally. In each case, the Board of Directors of Jefferson was aware of their potential interests, and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

     Indemnification. After the Effective Time of the Merger, Crestar acknowledges its obligation to provide, and has agreed to provide, indemnification to the directors, employees and officers of Jefferson as if they had been directors, employees or officers of Crestar prior to the Effective Time of the Merger, to the extent permitted under the VSCA and the Articles of Incorporation and Bylaws of Crestar as in effect as of the date of the Agreement. Such indemnification will continue for six years after the Effective Time of the Merger, provided that any right to indemnification in respect of any claim asserted or made within such six year period will continue until final disposition of such claim. Crestar will provide officers and directors liability insurance coverage to all Jefferson directors and officers, whether or not they become part of the Crestar organization after the Effective Time of the Merger, to the same extent it is provided to Crestar's officers and directors, provided that coverage will not extend to acts as to which notice has been given prior to the Effective Time of the Merger.

     Employment Agreements. Jefferson has a written employment agreement ("Employment Agreement") with Thomas W. Winfree, Jefferson's President and Chief Executive Officer, for the period ending September 30, 1995. Mr. Winfree's base salary under the contract for fiscal 1994 is $115,000 per year subject to annual upward adjustment by Jefferson's Board of Directors, but in no case more than an amount allowed by the OTS. Mr. Winfree is entitled to additional compensation equal to two percent of Jefferson's net income after taxes for the then current fiscal year provided that the Board of Directors makes an annual determination that such additional compensation is not the result of unreasonable risk-taking to achieve short-term profits. The contract also states that should Jefferson be merged with or acquired by another financial institution and that financial institution does not offer Mr. Winfree comparable employment, then he may, at his option, terminate the employment agreement and: (i) be paid an amount equal to his annual salary times 2.99, which sum may be spread over a thirty six month period, at Mr. Winfree's option, for tax purposes; (ii) be paid additional compensation equal to 130,000 times the per share price of the merger or acquisition times two percent; and (iii) maintain his vested interest in any Jefferson pension plan, 401(k) plan or any stock option agreement as well as his group health plan continuation of coverage rights under Section 4980B(f) of the Internal Revenue Code (COBRA).

     Crestar and Thomas W. Winfree have agreed to negotiate in good faith and, prior to the Effective Time of the Merger, will use their best efforts to enter into a services agreement for the employment of Mr. Winfree, which employment will become effective upon the Effective Time of the Merger. Any such services agreement will supersede in its entirety the rights and obligations of the parties pursuant to the existing Employment Agreement between Jefferson and Mr. Winfree. Should Crestar and Mr. Winfree not enter into a new employment agreement prior to the Effective Time of the Merger, Crestar will honor the terms of the Employment Agreement.

     Thirteen officers of Jefferson have entered into severance agreements with Jefferson which state that if Jefferson is acquired by some other party, the Board of Directors of Jefferson will attempt to negotiate with the acquirer to provide such officers with a position of equal or greater status with the acquirer at the time of the acquisition. The agreement further states that, if within 90 days after the acquisition, for reasons other than unsatisfactory performance, such officer's employment with the acquirer is terminated, there is a material reduction in the officer's position, status, working conditions, responsibilities or place of employment or at the end of the 90 days the officer voluntarily terminates his or her employment, such officer shall be entitled to six months' salary as of the time of termination as severance pay. If such officer, at the end of the 90 day period, decides not to terminate such employment, the severance agreement becomes null and void. These severance agreements expire on September 30, 1995.

     Crestar Bank will assume Jefferson's obligation under the above-described written severance agreements and Crestar Bank will pay any severance benefits that may become payable under such agreements.
Except for such written severance agreements, Jefferson will take or cause to be taken such actions as are necessary to terminate its severance pay policies or plans effective prior to the Effective Time of the Merger.

     Prior to the Effective Time of the Merger, members of Jefferson's senior management group will be interviewed by Crestar with the goal of determining if there are mutually beneficial employment opportunities available within Crestar.

     Advisory Board of Directors. Crestar Bank will offer (a) up to six members of the Jefferson Board of Directors a position on Crestar Bank's local advisory board in Warrenton, Virginia, and (b) one member of Jefferson's Board of Directors a position on Crestar Bank's Greater Washington Region ("GWR") advisory board, for a term of one year commencing at the Effective Time of the Merger. The Board of Directors of Jefferson will select such persons prior to the Effective Time of the Merger.

     Other than as set forth above, no director or executive officer of Jefferson, Crestar or Crestar Bank has any direct or indirect material interest in the Merger, except in the case of directors and executive officers of Jefferson insofar as ownership of Jefferson Common Stock might be deemed such an interest.

Stock Options

     Each holder of outstanding Jefferson Options will elect, by giving notice to Jefferson prior to the Closing Date, either to (a) allow the Jefferson Options to terminate at the Effective Time of the Merger and promptly following the Effective Time of the Merger receive a cash payment (subject to all applicable withholding taxes) equal to the excess of (i) the aggregate Price Per Share of the Jefferson Common Stock represented by his Jefferson Options less (ii) the aggregate exercise price of such Jefferson Options, (b) exercise the Jefferson Options for Jefferson Common Stock prior to the Closing Date and convert such Common Stock into Crestar Common Stock or elect to receive the Merger Consideration as provided in the Agreement, or (c) have the Jefferson Options assumed by Crestar. Crestar agrees to make any cash payment required under the Agreement promptly following consummation of the Merger. Jefferson Options that are assumed by Crestar will be converted into options to purchase Crestar Common Stock, the number and price of which will be determined in accordance with the Internal Revenue Code and the regulations promulgated thereunder.

Effect on Jefferson Employee Benefits Plans

     All employees of Jefferson immediately prior to the Effective Time of the Merger who are employed by Crestar, Crestar Bank or another Crestar subsidiary immediately following the Effective Time of the Merger ("Transferred Employees") will be covered by Crestar's employee benefit plans as to which they are eligible based on their length of service, compensation, job classification, and position, including, where applicable, any incentive compensation plan. Notwithstanding the foregoing, Crestar may determine to continue any of the Jefferson benefit plans for Transferred Employees in lieu of offering participation in Crestar's benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of the Jefferson benefit plans, or to merge any such benefit plans with Crestar's benefit plans. Except as specifically provided in the Agreement and as otherwise prohibited by law, Transferred Employees' service with Jefferson will be recognized as service with Crestar for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under Crestar's benefit plans, subject to applicable break-in-service rules.

     Crestar agrees that any pre-existing condition, limitation or exclusion in its health plans will not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Jefferson on the date of the Merger and who then change coverage to Crestar's medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in Crestar's health plans.

     Crestar agrees that immediately following the Merger, all participants who then have accounts in the 401(k) profit sharing plan maintained by Jefferson (the "401(k) Plan") will be fully vested in their account balances. Crestar, at its election, may continue the 401(k) Plan for the benefit of Transferred Employees (as such plan may be amended as of the Effective Time of the Merger to provide current contributions and eligibility provisions identical to those under the Crestar Employees' Thrift and 401(k) Plan), may merge the 401(k) Plan into the Crestar Employees' Thrift and Profit Sharing Plan (the "Crestar Thrift Plan") or the Crestar Merger Plan for Transferred Employees, or may cease additional benefit accruals under and contributions to the 401(k) Plan and continue to hold the assets of such Plan until they are distributable in accordance with its terms. In the event of a merger of the 401(k) Plan into the Crestar Thrift Plan or a cessation of accruals and contributions under the 401(k) Plan, the Crestar Thrift Plan will recognize for purposes of eligibility to participate, early retirement, and eligibility for vesting, all Transferred Employees' service with Jefferson, subject to applicable break-in-service rules.

     Crestar agrees that the Retirement Plan for Employees of Crestar Financial Corporation and Affiliated Corporations (the "Crestar Retirement Plan") will recognize for purposes of eligibility to participate, vesting and eligibility for early retirement, but not for benefit accrual purposes, all Transferred Employees' service with Jefferson, subject to applicable break-in-service rules. Crestar, at its option, may continue the Jefferson Savings and Loan Association Employees' Pension Plan (the "Pension Plan") as a frozen plan, or may terminate the Pension Plan and pay out benefits, or may merge the Pension Plan into the Crestar Retirement Plan. In the event of a plan merger, former participants in the Pension Plan will receive benefits from the Crestar Retirement Plan equal to (x) their respective benefit under the Pension Plan as of the plan merger date plus (y) any vested accrued benefit earned under the Crestar Retirement Plan on and after the Effective Time of the Merger for service thereafter with Crestar and its affiliates (subject to applicable break-in-service rules).

Certain Federal Income Tax Consequences

     Crestar and Jefferson have received an opinion of Hunton & Williams, counsel to Crestar, to the effect that for federal income tax purposes, the Merger will be a reorganization under Section 368(a) of the Code and, consequently, (i) none of Crestar, Crestar Bank, or Jefferson will recognize any taxable gain or loss upon consummation of the Merger (but income may be recognized as a result of (a) the termination of the bad-debt reserve maintained by Jefferson for federal income tax purposes and (b) other possible changes in tax accounting methods), and (ii) the Merger will result in the tax consequences summarized below for Jefferson shareholders who receive Crestar Common Stock in exchange for Jefferson Common Stock pursuant to the Merger. Receipt of substantially the same opinion of Hunton & Williams as of the Closing Date is a condition to consummation of the Merger. The opinion of Hunton & Williams is based on, and the opinion to be given as of the Closing Date will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between Jefferson and Crestar, the existing and future ownership of Jefferson stock and Crestar stock, and the future business plans for Crestar.

     As described below, the federal income tax consequences to a Jefferson shareholder will depend on whether the shareholder exchanges shares of Jefferson Common Stock for Crestar Common Stock, cash, or a combination of Crestar Common Stock and cash and, if the shareholder exchanges any shares of Jefferson Common Stock for cash, on whether certain related shareholders receive Crestar Common Stock or cash. The following summary does not discuss all potentially relevant federal income tax matters, consequences to any shareholders subject to special tax treatment (for example, tax-exempt organizations and foreign persons), or consequences to shareholders who acquired their Jefferson Common Stock through the exercise of employee stock options or otherwise as compensation.

Exchange of Jefferson Common Stock for Crestar Common Stock

     A Jefferson shareholder who receives solely Crestar Common Stock in exchange for all his shares of Jefferson Common Stock will not recognize any gain or loss on the exchange. If a shareholder receives Crestar Common Stock and cash in lieu of a fractional share of Crestar Common Stock, the shareholder will recognize taxable gain or loss solely with respect to such fractional share as if the fractional share had been received and then redeemed for the cash. A shareholder who exchanges all his shares of Jefferson Common Stock for Crestar Common Stock will have a tax basis in the shares of Crestar Common Stock (including any fractional share interest) equal to his tax basis in the shares of Jefferson Common Stock exchanged therefor. A shareholder's holding period for shares of Crestar Common Stock (including any fractional share interest) received in the Merger will include his holding period for the shares of Jefferson Common Stock exchanged therefor if they are held as a capital asset at the Effective Time of the Merger.

Exchange of Jefferson Common Stock for Cash and Crestar Common Stock

     A Jefferson shareholder who receives cash for some shares of Jefferson Common Stock and exchanges other shares of Jefferson Common Stock for shares of Crestar Common Stock (including any fractional share interest) will recognize any gain realized up to the amount of cash received (excluding cash paid in lieu of a fractional share of Crestar Common Stock) but will not recognize any loss. If the shareholder holds his Jefferson Common Stock as a capital asset at the time of the Merger, the amount of gain recognized generally will be treated as capital gain unless the receipt of cash is treated as having the effect of a dividend. If the recognized gain is treated as a dividend, it will be taxed as ordinary income.

     A shareholder's receipt of cash will not be treated as a dividend if (after taking into account the constructive ownership rules of Section 318 of the Code summarized below) the requirements for a stock redemption to be treated as a sale of stock under Section 302 of the Code are satisfied. Under a Supreme Court decision (Clark v. Commissioner), to determine whether those requirements are satisfied, a shareholder should be treated as receiving shares of Crestar Common Stock in the Merger (instead of the cash actually received) and then receiving cash from Crestar in a hypothetical redemption of those shares. That hypothetical redemption will satisfy the requirements under Section 302 if it (i) is "not essentially equivalent to a dividend" within the meaning of Section 302(b)(1) of the Code or
(ii) has the effect of a "substantially disproportionate" redemption of Crestar Common Stock within the meaning of Section 302(b)(2) of the Code. Whether the hypothetical redemption of shares of Crestar Common Stock will be essentially equivalent to a dividend depends on the individual shareholder's circumstances; to avoid dividend treatment in any case, the hypothetical redemption must result in a "meaningful reduction" in the percentage of Crestar Common Stock actually and constructively owned by the shareholder (including any Crestar Common Stock deemed received in the Merger). The Internal Revenue Service has indicated in a published ruling that any reduction in percentage ownership of a publicly-held corporation by a small minority shareholder who exercises no control over corporate affairs constitutes a meaningful reduction. The hypothetical redemption of shares of Crestar Common Stock will be substantially disproportionate if the percentage of Crestar Common Stock actually and constructively owned by the shareholder after that redemption is less than 80% of the percentage of Crestar Common Stock actually and constructively owned by the shareholder (including Crestar Common Stock deemed received in the Merger) immediately before the hypothetical redemption.

     A shareholder's tax basis in the shares of Crestar Common Stock (including any fractional share interest) received will equal his tax basis in his shares of Jefferson Common Stock exchanged therefor, reduced by the amount of cash received (excluding cash paid in lieu of a fractional share of Crestar Common Stock) and increased by the amount of gain recognized (including any gain treated as a dividend). A shareholder's holding period for shares of Crestar Common Stock (including any fractional share interest) received in the Merger will include his holding period for the shares of Jefferson Common Stock exchanged therefor if they are held as a capital asset at the time of the Merger. When a shareholder receives cash in lieu of a fractional share of Crestar Common Stock, the shareholder will recognize gain or loss as if the fractional share had been received and then redeemed for the cash.

Exchange of Jefferson Common Stock for Cash

     Any shareholder who exchanges all of his shares of Jefferson Common Stock for cash should consult his tax advisor to determine whether the exchange is to be taxed as a sale of stock or whether the cash received is to be taxed as a dividend. In addition, any shareholder who makes an election to receive cash for all his shares should be aware that he may, in fact, receive some Crestar Common Stock under the proration provisions of the Agreement. Such a holder should therefore be familiar with the rules, described above, that apply to a holder who receives cash and some Crestar Common Stock.

     The criteria for determining the tax treatment of exchanging all of a shareholder's shares of Jefferson Common Stock for cash are not certain. The Supreme Court's decision in the Clark case suggests that a Jefferson shareholder who receives solely cash for all his shares of Jefferson Common Stock should be treated as receiving shares of Crestar Common Stock in the Merger, rather than the cash actually received, and then receiving cash from Crestar in a hypothetical redemption of those shares. The treatment of the cash received in that hypothetical redemption then would depend first on whether the shareholder is treated as owning any shares of Crestar Common Stock (taking into account the constructive ownership rules of Section 318 of the Code). If a shareholder receiving solely cash in the Merger does not actually or constructively own any shares of Crestar Common Stock, the shareholder should recognize gain or loss equal to the difference between the amount of cash received and his tax basis in his shares of Jefferson Common Stock surrendered in the Merger. Such gain or loss will be capital gain or loss if the shares of Jefferson Common Stock are held as a capital asset at the time of the Merger. If the shareholder actually or constructively owns shares of Crestar Common Stock, the cash received in a hypothetical redemption should result in the recognition of gain or loss as described above unless the redemption is treated as a dividend distribution. The redemption should not be treated as a dividend distribution if it meets the requirements to be (i) not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code or (ii) a substantially disproportionate redemption of Crestar Common Stock within the meaning of Section 302(b)(2) of the Code. See the discussion above under "Exchange of Jefferson Common Stock for Cash and Crestar Common Stock" for a summary of those requirements.

     Despite the Clark decision, the Internal Revenue Service might assert that the receipt of solely cash in the Merger is to be treated as a distribution in redemption of the shareholder's Jefferson Common Stock before, and separate from, the Merger. The Internal Revenue Service apparently has taken such a position in private letter rulings, which are not legal precedent, issued after the Clark decision. Under that position, if a Jefferson shareholder receiving solely cash does not constructively own (within the meaning of Section 318 of the Code) shares of Jefferson Common Stock held by another shareholder who exchanges such shares for Crestar Common Stock, the shareholder receiving solely cash generally will recognize gain or loss equal to the difference between the amount of cash received and his tax basis in his shares of Jefferson Common Stock. Such gain or loss will be capital gain or loss if the shares of Jefferson Common Stock are held as a capital asset at the time of the Merger. If the Jefferson shareholder does constructively own shares of Jefferson Common Stock exchanged for Crestar Common Stock, the cash received in a hypothetical redemption of the Jefferson Common Stock generally will be taxable as a dividend unless the redemption meets the requirements to be (i) not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code or (ii) a substantially disproportionate redemption of Jefferson Common Stock within the meaning of Section 302(b)(2) of the Code. Those requirements would be applied to the shareholder's actual and constructive ownership of Jefferson Common Stock, in contrast to the approach discussed above where they are applied to the shareholder's actual and constructive ownership of Crestar Common Stock.

Section 318 of the Code

     Under Section 318(a) of the Code, a shareholder is treated as owning (i) stock that the shareholder has an option or other right to acquire, (ii) stock owned by the shareholder's spouse, children, grandchildren, and parents, and (iii) stock owned by certain trusts of which the shareholder is a beneficiary, any estate of which the shareholder is a beneficiary, any partnership or "S corporation" in which the shareholder is a partner or shareholder, and any non-S corporation of which the shareholder owns at least 50% in value of the stock. A shareholder that is a partnership or S corporation, estate, trust, or non-S corporation is treated as owning stock owned (as the case may be) by partners or S corporation shareholders, by estate beneficiaries, by certain trust beneficiaries, and by 50% shareholders of a non-S corporate shareholder. Stock constructively owned by a person generally is treated as being owned by that person for the purpose of attributing ownership to another person. In certain cases, a shareholder who will actually own no Crestar Common Stock may be able to avoid application of the family attribution rules of Section 318 of the Code by filing a timely waiver agreement with the Internal Revenue Service pursuant to Section 302(c)(2) of the Code and applicable regulations.

     The preceding discussion summarizes for general information the material federal income tax consequences of the Merger to Jefferson shareholders. The tax consequences to any particular shareholder may depend on the shareholder's circumstances. Jefferson shareholders are urged to consult their own tax advisors with regard to federal, state, and local tax consequences.

No Dissenter's Rights

     Jefferson Common Stock is quoted on the NASDAQ National Market System, and in accordance with the provisions of 12 C.F.R. section 552.14, holders of Jefferson Common Stock do not have the right to exercise dissenter's rights with respect to the Merger and, demand and receive payment of the "fair value" of their shares of Jefferson Common Stock instead of the consideration to be paid by Crestar in the Merger. See "Comparative Rights of Shareholders -- Dissenter's Rights."

     THE BOARD OF DIRECTORS OF JEFFERSON UNANIMOUSLY RECOMMENDS A VOTE FOR THE MERGER.

                           BUSINESS OF CRESTAR

     Crestar is the holding company for Crestar Bank, Crestar Bank N.A. of Washington, D.C. and Crestar Bank MD of Maryland. At June 30, 1994, Crestar had approximately $14.3 billion in total assets, $11.4 billion in total deposits and $1.1 billion in total shareholders' equity.

     In 1963, six Virginia banks combined to form United Virginia Bankshares Incorporated ("UVB"), a bank holding company formed under the Bank Holding Company Act of 1956 (the "BHCA"). UVB (parent company of United Virginia Bank) extended its operations into the District of Columbia by acquiring NS&T Bank, N.A. on December 27, 1985 and into Maryland by acquiring Bank of Bethesda on April 1, 1986. On September 1, 1987, UVB became Crestar Financial Corporation and its bank subsidiaries adopted their present names.

     Crestar serves customers through a network of 332 banking offices and 272 automated teller machines (as of June 30, 1994). Crestar's subsidiary banks (the "Bank Subsidiaries") offer a broad range of banking services, including various types of deposit accounts and instruments, commercial and consumer loans, trust and investment management services, bank credit cards and international banking services. Crestar's subsidiary, Crestar Insurance Agency, Inc., offers a variety of personal and business insurance products. Securities brokerage and investment banking services are offered by Crestar's subsidiary, Crestar Securities Corporation. Mortgage loan origination, servicing and wholesale lending are offered by Crestar Mortgage Corporation, and investment advisory services are offered by Capitoline Investment Services Incorporated, both of which are subsidiaries of Crestar Bank. These various Crestar subsidiaries provide banking and non-banking services throughout Virginia, Maryland and Washington, D.C., as well as certain non-banking services to customers in other states.

     The executive offices of Crestar are located in Richmond, Virginia at Crestar Center, 919 East Main Street. Crestar's Operations Center is located in Richmond. Regional headquarters are located in Norfolk and Roanoke, Virginia and in Washington, D.C.

Recent Developments

     Acquisitions Completed in 1994. On September 16, 1994, Crestar Bank acquired from the Resolution Trust Corporation approximately $17 million in deposits related to two branches of Second National Federal Savings Association, Salisbury, Maryland located in Fairfax and Woodbridge, Virginia. Upon acquisition, the Woodbridge branch was closed and its deposits assumed by an existing Crestar Bank branch in Woodbridge, Virginia.

     On June 10, 1994, Crestar acquired Annapolis Bancorp, Inc., the holding company for Annapolis Federal Savings Bank, headquartered in Annapolis, Maryland. Approximately $300 million in total assets, $210 million in loans, $275 million in deposits, and nine branches were originally added to Crestar's existing branch network. Crestar issued 264,208 shares of Crestar Common Stock and made cash payments of approximately $3 million in the transaction.

     On May 14, 1994, Crestar Bank acquired from the Resolution Trust Corporation approximately $150 million in deposits related to Piedmont Federal Savings Association, Manassas, Virginia.

     On March 18, 1994, Crestar acquired Providence Savings and Loan Association, F.A. ("Providence") headquartered in Vienna, Virginia. Approximately $300 million in deposits, $250 million in loans and 6 branches were initially added to Crestar's existing branch network. Crestar paid approximately $27 million in cash in the transaction.

     On March 18, 1994, Crestar Bank acquired substantially all of the assets (approximately $425 million) and assumed certain liabilities of NVR Federal Savings Bank, headquartered in McLean, Virginia. Approximately $340 million in deposits, $210 million in loans and two branches were initially added to Crestar's operations. Crestar Bank paid approximately $42 million in cash in the transaction.

     On January 28, 1994, Crestar acquired Virginia Federal Savings Bank, headquartered in Richmond, Virginia. Approximately $500 million in deposits, $550 million in loans and 10 branches were initially added to Crestar's existing branch network. Crestar paid approximately $52 million in cash in the transaction.

     On January 11, 1994, Crestar Mortgage Corporation acquired the stock of Mortgage Capital Corporation, a wholesale mortgage loan production company, with an initial purchase payment of $5.2 million. Under terms of the purchase agreement, an additional $2.4 million may be paid to the former owners, depending on the future performance of Mortgage Capital's operations over the next five years.

Pending Acquisitions

     On September 20, 1994, Crestar entered into a binding letter agreement with TideMark Bancorp Inc. ("TideMark") of Newport News, Virginia, providing for the acquisition of TideMark and its subsidiary TideMark Bank, F.S.B. ("TideMark Bank") in which TideMark shareholders will receive Crestar Common Stock or cash. TideMark Bank has nine branches in Hampton Roads, with approximately $230 million in deposits, and one branch in Kilmarnock, Virginia, which TideMark has agreed to sell to the Bank of Lancaster. TideMark had previously entered into an agreement to acquire eight branches, with approximately $70 million in deposits, from Bay Savings, a division of FirstFed Michigan Corp., which acquisition is expected to be completed by December 31, 1994. Crestar's acquisition of TideMark, which is expected to be completed during the first quarter of 1995, will initially bring to Crestar approximately $300 million in deposits. The acquisition of TideMark is subject to negotiation of a definitive agreement and receipt of regulatory and shareholder approvals.

     On August 26, 1994, Crestar and Crestar Bank entered into an agreement and plan of reorganization with Independent Bank ("Independent"), headquartered in Manassas, Virginia, providing for the merger of Independent into Crestar Bank in which Independent shareholders will receive Crestar Common Stock or cash. At June 30, 1994, Independent had total assets of $92.6 million and total deposits of $85.4 million. The acquisition of Independent, which is subject to the receipt of regulatory and shareholder approvals, is expected to be completed in December 1994.

     Crestar continually seeks acquisition opportunities with other financial institutions in which it may pay cash or issue common stock or other equity or debt securities. As of the date of this Proxy
Statement/Prospectus, Crestar has no present agreements or understandings to acquire or merge with any other businesses other than as described in "Business of Crestar -- Recent Developments."

                          BUSINESS OF JEFFERSON

     Jefferson is a federally chartered stock savings and loan association headquartered in Warrenton, Virginia with eight branch offices in Warrenton, Luray, Leesburg, Culpeper, Front Royal and Charlottesville, Virginia, as well as a mortgage loan production office located in Manassas, Virginia. The deposit accounts of Jefferson are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. Jefferson was incorporated in Virginia in October 1959 and opened for business in October, 1960 as Fauquier Savings and Loan Association. Jefferson was involved in several mergers and acquisitions over the years, including Jefferson Savings & Loan Association of Culpeper in 1972, Home Savings and Loan Association of Roanoke in 1975 and Charlottesville Savings and Loan Association in 1982. Jefferson converted to a federal stock charter in 1990. At June 30, 1994, Jefferson had total assets of approximately $298 million, deposits of approximately $269 million, and stockholders' equity of approximately $11.7 million or 3.93% of total assets at such date. At June 30, 1994, Jefferson did not meet its regulatory risk based capital requirements by $535,000. On September 16, 1994, Jefferson filed its Capital Restoration Plan with the OTS pursuant to which it proposed to return to risk-based capital compliance by September 30, 1994. Management of Jefferson believes that the OTS will accept and approve such plan. Jefferson's executive offices are located at 550 Broadview Avenue, Warrenton, Virginia 22186 and its telephone number is (703) 347-3531.

     Jefferson's principal business currently consists of attracting deposits from the general public and using such funds together with borrowings, to originate loans secured primarily by first liens on residential real estate located in its market area and to invest in mortgage-backed securities. To a significantly lesser extent, Jefferson also originates consumer loans, residential construction loans and nonresidential loans consisting primarily of commercial real estate loans. In addition to the origination of loans and investments in mortgage-backed securities, Jefferson invests its funds in the securities of the U.S. government and its agencies and other investments permitted by law. Jefferson also operates four wholly-owned subsidiaries. Two of such subsidiaries, Jefferson Insurance Services, Inc. and Jefferson Investment Service Corp. are involved to a limited extent in insurance brokerage or as acting as trustee for deeds of trust securing loans originated by Jefferson. The other two subsidiaries, Jefferson Funding Corporation and Jefferson Funding Corporation II are finance subsidiaries which have issued notes payable and mortgage collateral bonds, respectively.

     Jefferson's principal lending area consists of the areas surrounding its various offices. Jefferson also makes loans outside its main lending area in areas throughout the Commonwealth of Virginia, and on a very limited basis, in other states of close proximity.

     Jefferson is subject to examination and comprehensive regulation by the OTS and the FDIC. Jefferson is a member of the Federal Home Loan Bank of Atlanta. Jefferson is further subject to the regulations of the Federal Reserve Board governing reserves required to be maintained against deposits and certain other matters.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

     Jefferson's Common Stock is traded on the NASDAQ National Market System under the symbol "JEFF." The following table sets forth, for the calendar periods indicated, the high and low closing prices of the Jefferson Common Stock as reported by the NASDAQ National Market System.

      1994                               High               Low
        Fourth Quarter (through
           October __, 1994). . . . . . $17.50             $9.00
        Third Quarter . . . . . . . . .   9.75              7.50
        Second Quarter. . . . . . . . .   9.75              8.50
        First Quarter . . . . . . . . .   8.00              7.00

      1993                               High               Low

        Fourth Quarter. . . . . . . . .   7.00              6.00
        Third Quarter . . . . . . . . .   6.75              6.00
         *Second Quarter. . . . . . . .   6.00              6.00
      __________

      *Jefferson's Common Stock began to trade on the NASDAQ
       National Market System on June 22, 1993. Prior to such date, the Jefferson Common Stock was privately traded.

      On September 27, 1994, the Record Date, there were approximately _____ holders of record of the Company's Common Stock. Based on the Company's review of its "street name" account listings, the Company estimates that the outstanding shares of its Common Stock are held by approximately _______ beneficial owners. The closing price per share of the Common Stock on September 28, 1994 on the NASDAQ National Market was $16.00.

     Jefferson has not paid a dividend since 1984. See "Comparative Rights of Shareholders - Dividends and Other Distributions."

                        JEFFERSON SECURITY OWNERSHIP OF
                           CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information regarding the beneficial ownership of Jefferson Common Stock as of September 27, 1994 by each of Jefferson's directors and by all directors and executive officers of Jefferson as a group.

                                  Shares Beneficially Owned
Name                             as of September 27, 1994(1)
                                    Amount        Percent
Saul Robinson                       2,033           0.15%
Robert F. Kube                     10,943            0.83
Thomas W. Winfree                   9,231(2)         0.70
William M. Rider                    2,676(3)         0.17
Robin C. Gulick                     5,828(4)         0.44
Arthur J. Shadek                  135,332           10.32
Calvin P. Burton                    2,206            0.17
Charles H. Jones, Jr.             137,600(5)        10.50
John Sheldon Clark                118,238(6)         8.97
William Savage                      1,000            0.01
All directors and executive
 officers as a group (14
 persons)                         434,801(7)         33.0%
___________________________

(1) Unless otherwise noted, all shares are owned directly by the named individuals or by their spouse and minor children residing with the named individual, over which shares the named individuals effectively exercise voting and investment power.

(2) Includes 4,500 shares of Jefferson Common Stock subject to stock options which are currently exercisable. Such shares are deemed to be beneficially owned by Mr. Winfree but are not deemed to be outstanding for the purpose of computing the percentage of Jefferson Common Stock owned by any other person or group.

(3)  Includes 381 shares held by R.L. Rider Construction Company.

(4) Includes 2,498 shares held in trusts for which Mr. Gulick serves as trustee and 1,666 shares held by a corporation of which Mr. Gulick is a director.

(5) Includes 87,600 shares owned by Edge Partners, Ltd. of which Mr. Jones is the managing partner.

(6) Includes 6,917 shares of Jefferson Common Stock subject to stock options which are currently exercisable. Such shares are deemed to be beneficially owned by Mr. Clark but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person or group. It also includes 5,031 shares held in five separate trusts for which Mr. Clark acts as co-trustee.

(7) All directors and executive officers as a group (14 persons) beneficially own 434,801 shares or approximately 33.0% of the issued and outstanding Jefferson Common Stock, which includes 9,249 shares subject to currently exercisable and outstanding stock options granted to officers and directors under Jefferson's 1988 and 1993 stock option plans and 6,917 shares of Jefferson Common Stock subject to currently exercisable and outstanding stock options held by Director Clark.

     The following persons are known to Jefferson to be the beneficial owner of more than 5% of the issued and outstanding shares of Jefferson's Common Stock:



                                                 Amount and Nature
                  Name and Address of              of Beneficial            Percent of
                    Beneficial Owner              Ownership(1)(2)              Class
             Charles H. Jones, Jr.                   137,600(3)               10.50%
             Rock Hedge Farm
             Route 1, Box 110
             Bluemont, Virginia 22012

             Arthur J. Shadek                        135,332                  10.32
             Katherine F. Shadek
             688 Ocean Road
             Vero Beach, Florida 32963
             Value Partners, Ltd.                    131,011                   9.99
             2200 Ross Avenue, Suite 4600W
             Dallas, Texas 75201

             Josiah T. Austin                        138,164                  10.54
             Valer C. Austin
             El Coronado Ranch Star Route
             Pearce, Arizona 85625
             John Sheldon Clark                      118,238(4)                8.97
             4311 W. Lawther Drive
             Dallas, Texas 75214
            ____________________________

          (1) Information is based on Schedule 13D filings made pursuant to the Exchange Act or other information available to Jefferson.

          (2) Unless otherwise noted, all shares are owned directly by the named individuals or by their spouse and minor children residing with the named individual, over which shares the named individuals effectively exercise voting and investment power.

          (3)  Includes 87,600 shares owned by Edge Partners, Ltd. of which
               Mr. Jones is the Managing Partner.

          (4) Includes 6,917 shares of Common Stock subject to options which are currently exercisable. Such shares are deemed to be beneficially owned by Mr. Clark but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person or group. It also includes 5,031 shares held in five separate trusts for which Mr. Clark acts as co-trustee.


                  SUPERVISION AND REGULATION OF CRESTAR

     Bank holding companies and banks are extensively regulated under both federal and state law. The following description briefly discusses certain provisions of federal and state laws and certain regulations and proposed regulations and the potential impact of such provisions on Crestar and its Bank Subsidiaries. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

Bank Holding Companies

     As a bank holding company registered under the BHCA, Crestar is subject to regulation by the Federal Reserve Board. The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

     The BHCA currently prohibits the Federal Reserve Board from approving an application from a bank holding company to acquire shares of a bank located outside the state in which the operations of the holding company's banking subsidiaries are principally conducted, unless such an acquisition is specifically authorized by statute of the state in which the bank whose shares are to be acquired is located. However, under recently enacted federal legislation, the restriction on interstate acquisitions will be abolished effective one year from enactment of such legislation and thereafter, bank holding companies from any state will be able to acquire banks and bank holding companies located in any other state. Banks also will be able to branch across state lines effective June 1, 1997, provided certain conditions are met, including that applicable state law must expressly permit such interstate branching.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of federal law, require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

     The Federal Deposit Insurance Act also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of any of the Bank Subsidiaries.

     Crestar is registered under the bank holding company laws of Virginia. Accordingly, Crestar and its Bank Subsidiaries are subject to regulation and supervision by the State Corporation Commission of Virginia.

Capital Requirements

     The Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements of these federal bank regulatory agencies, Crestar and its Bank Subsidiaries are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred shareholders' equity, less certain intangibles and other adjustments. The remainder "Tier 2 capital" consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of Crestar Financial Corporation as of June 30, 1994 were 9.3% and 12.0%, respectively, exceeding the minimums required.

     In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average tangible assets). These guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The leverage ratio of Crestar as of June 30, 1994, was 7.5%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency, to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The Federal Reserve Board, the FDIC and the OCC have issued a joint advance notice of proposed rulemaking, and have issued a revised proposal, soliciting comments on a proposed framework for implementing the interest rate risk component of the risk-based capital guidelines.
Under the proposal, an institution's assets, liabilities, and off-balance sheet positions would be weighed by risk factors that approximate the instruments' price sensitivity to a 100 basis point change in interest rates. Institutions with interest rate risk exposure in excess of a threshold level would be required to hold additional capital proportional to that risk. The Federal Reserve Board, the FDIC, the OCC and the OTS also issued a joint notice of proposed rulemaking soliciting comments on a proposed revision to the risk-based capital guidelines to take account of concentration of credit risk and the risk of non-traditional activities. The proposal would amend each agency's risk-based capital standards by explicitly identifying concentration of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage those risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The proposal was adopted without modification as a final rule by the Federal Reserve Board on August 3, 1994, and by the FDIC on August 9, 1994. Publication of a final interagency rule is subject to the completion of each agency's approval process. The final rule will not become effective until 30 days after publication. Crestar does not expect the final rule to have a material impact on its capital requirements.

Limits on Dividends and Other Payments

     Crestar is a legal entity separate and distinct from its subsidiary institutions. Most of the revenues of Crestar result from dividends paid to Crestar by its Bank Subsidiaries. There are various legal limitations applicable to the payment of dividends to Crestar as well as the payment of dividends by Crestar to its respective shareholders.

     Under federal law, the Bank Subsidiaries may not, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, Crestar, as the case may be, or take securities of Crestar, as the case may be, as collateral for loans to any borrower. The Bank Subsidiaries are also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

     The Bank Subsidiaries are subject to various statutory restrictions on their ability to pay dividends to Crestar. Under the current supervisory practices of the Bank Subsidiaries' regulatory agencies, prior approval from those agencies is required if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years. Under these supervisory practices, at January 1, 1994, the Bank Subsidiaries could have paid additional dividends to Crestar of approximately $106.0 million, without obtaining prior regulatory approval. The payment of dividends by the Bank Subsidiaries or Crestar may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit any Bank Subsidiary or Crestar from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the Bank Subsidiary in question, or Crestar, could be deemed to constitute such an unsafe or unsound practice. The Federal Reserve Board has stated that, as a matter of prudent banking, a bank or bank holding company should not maintain its existing rate of cash dividends on common stock unless (1) the organization's net income available to common shareholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition.

     Under the FDIA, insured depository institutions such as the Bank Subsidiaries are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the statute). Based on the Bank Subsidiaries' current financial condition, Crestar does not expect that this provision will have any impact on its ability to obtain dividends from its Bank Subsidiaries.

Banks

     The Bank Subsidiaries are supervised and regularly examined by the Federal Reserve Board, the SCC, the Maryland State Bank Commissioner and the OCC, as the case may be. The various laws and regulations administered by the regulatory agencies affect corporate practices, such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices.

     The Bank Subsidiaries also are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

     As a result of a Presidential initiative, each of the federal banking agencies, including the FDIC, has issued a notice of proposed rulemaking that would replace the current CRA assessment system with a new evaluation system that would rate institutions based on their actual performance (rather than efforts) in meeting community credit needs. Crestar is currently studying the proposal (which is expected to be substantially revised) and determining whether the regulation, if enacted, would require changes to the CRA action plans of its Bank Subsidiaries.

     As institutions with deposits insured by the BIF, the Bank Subsidiaries also are subject to insurance assessments imposed by the FDIC. The FDIC has implemented a risk-based assessment schedule, imposing assessments ranging from 0.23% to 0.31% of an institution's average assessment base. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations, and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. Because a portion of the Bank Subsidiaries' deposits are treated as being insured by the SAIF, however, Crestar's future deposit insurance premium expenses may be affected by changes in the SAIF assessment rate. Under current law, the SAIF assessment is determined pursuant to the same risk-based assessment system that applies to BIF-insured institutions. In addition, current federal law provides that the SAIF assessment rate may not be less than 0.18% from January 1, 1994 through December 31, 1997. After December 31, 1997, the SAIF assessment rate must be a rate determined by the FDIC to be appropriate to increase the SAIF's reserve ratio to 1.25% of insured deposits or such higher percentage as the FDIC determines to be appropriate, but the assessment rate may not be less than 0.15%. As of June 30, 1994, approximately 31% of the total deposits of the Bank Subsidiaries were SAIF-insured and subject to the SAIF assessment rate.

Other Safety and Soundness Regulations

     The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

     In addition, FDIC regulations now require that management report on its institution's responsibility for preparing financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness; and that independent auditors attest to and report separately on assertions in management's reports concerning compliance with such laws and regulations, using FDIC-approved audit procedures.

     Current federal law also requires each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions and depository institution holding companies, including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). Each of the federal banking agencies have issued a joint notice of proposed rulemaking, which requested comment on the implementation of these standards. The proposed rule sets forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. The proposal contemplates that each federal agency would determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan. Crestar has not yet determined the effect that the proposed rule would have on their respective operations and the operations of their depository institution subsidiaries if it is enacted substantially as proposed.

                  DESCRIPTION OF CRESTAR CAPITAL STOCK

     The capital stock of Crestar consists of 100,000,000 authorized shares of Common Stock and 2,000,000 authorized shares of Preferred Stock. The shares of Preferred Stock are issuable in series, with relative rights, preferences and limitations of each series fixed by Crestar's Board of Directors. The following summary does not purport to be complete and is subject in all respects to applicable Virginia law, Crestar's Restated Articles of Incorporation and Bylaws, and the Rights Agreement dated June 23, 1989 (described below) (the "Rights Agreement").

Common Stock

     Crestar had 37,717,023 shares of Common Stock outstanding at June 30, 1994. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive dividends when and as declared by Crestar's Board of Directors out of funds legally available therefor. Dividends may be paid on the Common Stock only if all dividends on any outstanding Preferred Stock have been paid or provided for.

     The issued and outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by Crestar.

     In the event of the voluntary or involuntary dissolution, liquidation or winding up of Crestar, holders of Common Stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of Preferred Stock, if any, all the remaining assets of Crestar available for distribution.

     Directors are elected by a vote of the holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights.

     Mellon Bank, N.A. acts as the transfer agent and registrar for the Common Stock.

Preferred Stock

     Crestar's Board of Directors is authorized to designate with respect to each new series of Preferred Stock the number of shares in each series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series, and the voting rights, if any. Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of Crestar. The ability of Crestar's Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of Crestar.

     Pursuant to Crestar's Restated Articles of Incorporation, the Board of Directors has designated a series of 100,000 shares of Participating Cumulative Preferred Stock, Series C (the "Series C Preferred Stock"), none of the shares of which are currently outstanding. The Series C Preferred Stock was created in connection with Crestar's shareholder rights plan which is described below.

Rights

     In 1989, pursuant to the Rights Agreement, Crestar distributed as a dividend one Right for each outstanding share of Common Stock. Each Right entitles the holder to buy one one-thousandth of a share of Junior Preferred Stock at an exercise price of $115, subject to adjustment.
The Rights will become exercisable only if a person or group acquires or announces a tender offer for 10% or more of the outstanding Common Stock. When exercisable, Crestar may issue a share of Common Stock in exchange for each Right other than those held by such person or group. If a person or group acquires 30% or more of the outstanding Common Stock, each Right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire Series C Preferred Stock or, at the option of Crestar, Common Stock, having a value equal to twice the Right's exercise price. If Crestar is acquired in a merger or other business combination or if 50% of its earnings power is sold, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on June 23, 1999, and may be redeemed by Crestar at any time prior to the tenth day after an announcement that a 10% position has been acquired, unless such time period has been extended by the Board of Directors.

     Until such time as a person or group acquires or announces a tender offer for 10% or more of the Common Stock, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Rights may not be transferred, directly or indirectly
(i) to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Rights (an "Acquiring Person"), (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person or (iii) to any affiliate or associate of any such person. Any Right that is the subject of a purported transfer to any such person will be null and void.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 10% of the outstanding shares of Common Stock of Crestar if certain events thereafter occur without the Rights having been redeemed.
However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the Rights are redeemable under certain circumstances.

Virginia Stock Corporation Act

     The Virginia Stock Corporation Act ("VSCA") contains provisions governing "Affiliated Mergers." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Mergers subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

     For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Merger with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of Crestar's Board of Directors who was (1) a member on the date on which an Interested Shareholder became an Interested Shareholder and
(2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. At the expiration of the three year period, the statute requires approval of Affiliated Mergers by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

     The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

     None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's Disinterested Directors.

     These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Mergers provisions will not apply to the corporation. Crestar has not "opted out" of the Affiliated Mergers provisions.

     Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 331/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request.

                   COMPARATIVE RIGHTS OF SHAREHOLDERS

     At the Effective Time of the Merger, Jefferson shareholders (except any Jefferson shareholder properly electing the cash option) automatically will become shareholders of Crestar, and their rights as shareholders will be determined by Crestar's Restated Articles of Incorporation and Bylaws. The following is a summary of the material differences in the rights of shareholders of Crestar and Jefferson.
This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and the Articles of Incorporation or Charter and Bylaws of each entity.

Capitalization

     Jefferson. Jefferson's Charter authorizes the issuance of up to 7,500,000 shares of Jefferson capital stock, of which 5,000,000 shares are Jefferson Common Stock, par value $3 per share, of which 1,310,876 shares were issued and outstanding as of the Record Date and of which 2,500,000 shares are Jefferson preferred stock, par value $1.00 per share, of which no shares were issued and outstanding as of the Record Date.

     Crestar. Crestar's authorized capital is set forth under "Description of Crestar Capital Stock."

Amendment of Articles or Bylaws

     Jefferson. No amendment of Jefferson's Charter may be made unless it is first proposed by the Board of Directors of Jefferson, then preliminarily approved by the OTS, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.

     The Bylaws of Jefferson may be amended by a majority vote of the full Board of Directors of Jefferson or by a majority vote of the votes cast by the shareholders of Jefferson at any legal meeting, subject to either objection by the OTS or, in certain cases, approval by the OTS pursuant to governing regulations.

     Crestar. As permitted by the VSCA, Crestar's Articles provide that, unless a greater vote is required by law, by the Articles of Crestar or by a resolution of the Board of Directors, Crestar's Articles may be amended if the amendment is adopted by the Board of Directors and approved by a vote of the holders of a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote thereon. The Article providing for a classified Board of Directors and establishing criteria for removing Directors requires the approving vote of a majority of "Disinterested Directors" and the holders of at least two-thirds of the votes entitled to be cast on the amendment.

     Crestar's Bylaws generally provide that the Board of Directors may, by a majority vote, amend its Bylaws.

Required Shareholder Vote for Certain Actions

     Jefferson. A regulation of the OTS generally requires the approval of the Board of Directors of Jefferson and the holders of two-thirds of the outstanding stock of Jefferson entitled to vote thereon for mergers, consolidations and sales of all or substantially all of Jefferson's assets. Such regulation permits Jefferson to merge with another corporation without obtaining the approval of its shareholders if: (i) it does not involve an interim savings association; (ii) Jefferson's Charter is not changed; (iii) each share of Jefferson Common Stock outstanding immediately prior to the effective date of the transaction is to be an identical outstanding share or a treasury share of Jefferson after such effective date; and (iv) either: (A) no shares of voting stock of Jefferson and no securities convertible into such stock are to be issued or delivered under the plan of combination or (B) the authorized unissued shares or the treasury shares of voting stock of Jefferson to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of Jefferson outstanding immediately prior to the effective date of the transaction.

     Crestar. The VSCA generally requires the approval of a majority of a corporation's Board of Directors and the holders of more than two-thirds of all the votes entitled to be cast thereon by each voting group entitled to vote on any plan of merger or consolidation, plan of share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business. The VSCA also specifies additional voting requirements for Affiliated Mergers and transactions that would cause an acquiring person's voting power to meet or exceed specified thresholds, as discussed under "Description of Crestar Capital Stock -- Virginia Stock Corporation Act."

     None of the additional voting requirements contained in the Crestar Restated Articles of Incorporation or the VSCA are applicable to the Merger.

Director Nominations

     Jefferson. Pursuant to the Bylaws of Jefferson, the Board of Directors acts as the nominating committee for selecting Board nominees for election as directors. The Board generally delivers its written nominations to the Secretary of Jefferson at least twenty days prior to the date of the annual meeting. Upon delivery, such nominations are posted in a conspicuous place in each of Jefferson's branch offices. Nominations for election as a director of Jefferson may be made by stockholders, but such nominations must be in writing and delivered to the Secretary of Jefferson at least five days prior to the annual meeting.

     Crestar. The Bylaws of Crestar provide that any nomination for director made by a shareholder must be made in writing to the Secretary of Crestar not less than 15 days prior to the meeting of shareholders at which directors are to be elected. If mailed, such notice shall be sent by certified mail, return receipt requested, and shall be deemed to have been given when received by the Secretary of Crestar. A shareholder's nomination for director shall set forth (a) the name and business address of the shareholder's nominee, (b) the fact that the nominee has consented to his name being placed in nomination, (c) the name and address, as they appear on Crestar's books, of the shareholder making the nomination, (d) the class and number of shares of Crestar's stock beneficially owned by the shareholder, and (e) any material interest of the shareholder in the proposed nomination.

Directors and Classes of Directors; Vacancies and Removal of Directors

     Jefferson. Jefferson's Charter and Bylaws require the Board of Directors of Jefferson to be divided into three classes as nearly equal in number as possible and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. The Bylaws of Jefferson provide that the number of directors shall be ten.

     Any vacancy occurring in the Board of Directors of Jefferson, whether by death, resignation, removal or increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors. A director elected to fill a vacancy shall serve for the unexpired portion of the term or until his successor is elected and qualified.

     Under Jefferson's Bylaws, any director may be removed for cause by the holders of a majority of the outstanding shares at a meeting of shareholders called expressly for such purpose but if less than the entire Board is to be removed, such directors shall not be removed if the votes cast against his removal, voting cumulatively, would have been sufficient to elect him.

     Crestar. Crestar's Articles provide that the number of Directors shall be set forth in the Bylaws, but the number of directors set forth in the Bylaws may not be increased by more than four during any 12-month period except by the affirmative vote of more than two-thirds of the votes entitled to be cast. The Bylaws provide for a Board of Directors consisting of not less than five nor more than 26 members, with the number to be fixed by the Board. The Board currently has fixed the number of directors at 18. Crestar's Board of Directors is divided into three classes, each as nearly equal in number as possible, with one class being elected annually.

     The Articles of Incorporation of Crestar provide that any vacancy occurring on the Board of Directors, including a vacancy resulting from an increase in the number of Directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. If at the time any such vacancy is filled, any person, or any associate or affiliate of such person (as those terms are defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, or any successor rule or regulation) is directly or indirectly the beneficial owner of 10% (or more) of outstanding voting shares, the vacancy shall be filled by the affirmative vote of a majority of the remaining directors in the class of directors in which the vacancy has occurred. Directors so chosen shall hold office for a term expiring at the next following annual meeting of shareholders at which directors are elected. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

     Subject to the rights of the holders of preferred stock then outstanding, any director may be removed, with cause, only by the affirmative vote of the holders of at least two-thirds of outstanding voting shares.

Anti-Takeover Provisions

     For a description of certain provisions of the VSCA, applicable to Crestar, which may be deemed to have an anti-takeover effect, see
"Description of Crestar Capital Stock -- Virginia Stock Corporation
Act."

Preemptive Rights

     Neither the shareholders of Crestar nor the shareholders of Jefferson have preemptive rights. Thus, if additional shares of Crestar Common Stock, Crestar preferred stock or Jefferson Common or preferred stock are issued, holders of such stock, to the extent they do not participate in such additional issuance of shares, would own proportionately smaller interests in a larger amount of outstanding capital stock.

Assessment

     All shares of Crestar Common Stock presently issued are, and those to be issued pursuant to the Agreement will be, fully paid and nonassessable.

     All outstanding shares of Jefferson Common Stock are deemed to be fully paid and nonassessable.

Conversion; Redemption; Sinking Fund

     Neither Crestar Common Stock nor Jefferson Common Stock is convertible, redeemable or entitled to any sinking fund.

Liquidation Rights

     Jefferson. Subject to the prior rights of the holders of any shares of preferred stock that may be outstanding, in the event of any liquidation, dissolution or winding up of Jefferson, the holders of the Common Stock would be entitled to receive, after payment of all debts and liabilities of Jefferson (including all deposit accounts and accrued interest thereon) all assets of Jefferson available for distribution.

     Crestar. The VSCA generally provides that a corporation's board of directors may propose dissolution for submission to shareholders and that to be authorized dissolution must be approved by the holders of more than two-thirds of all votes entitled to be cast on the proposal, unless the articles of incorporation of the corporation require a greater or lesser vote. There are no provisions in the Articles of Incorporation of Crestar which would modify the statutory requirements for dissolution under the VSCA.

Dividends and Other Distributions

     Jefferson. The ability of a federally-chartered savings association such as Jefferson to pay dividends on its capital stock is restricted by regulatory considerations. Dividends by Jefferson are subject to the requirements of an OTS regulation which governs capital distributions by savings associations. This regulation creates a safe harbor for specified levels of capital distributions by savings associations which meet at least their minimum capital requirements, so long as such associations notify the OTS and receive no objection from the OTS to the distribution, and provides that savings associations that do not qualify for the safe harbor are required to obtain prior OTS approval before making any capital distributions.

     Generally, Tier 1 associations, which are savings associations that before and after the proposed distribution meet or exceed their fully phased-in capital requirements, may make capital distributions during any calendar year equal to the greater of: (i) 100% of net income for the calendar year-to-date plus 50% of its "surplus capital ratio," as defined, at the beginning of the calendar year, and (ii) 75% of its net income over the most recent four quarter period. Tier 2 associations, which are associations that before and after the proposed distribution meet or exceed their current minimum capital requirements but do not exceed their fully phased-in capital requirements, may make capital distributions totaling up to 75% of net income over the most recent four quarter period. Tier 3 associations, which are associations that do not meet current minimum capital requirements, or that have capital in excess of either their fully phased-in requirement or minimum capital requirement but which have been notified by the OTS that it will be treated as a Tier 3 association for purposes of the OTS capital distribution regulation, may not make any capital distribution without obtaining prior OTS approval. Because Jefferson did not meet its minimum risk-based capital requirement as of June 30, 1994, management believes that it is currently considered by the OTS to be a Tier 3 association for purposes of the OTS capital distribution regulation and thus it may not make any capital distribution without obtaining prior OTS approval. Jefferson filed its Capital Restoration Plan with the OTS as required by the prompt corrective action requirements of the Federal Deposit Insurance Corporation Improvements Act of 1991 on September 16, 1994. The Capital Restoration Plan does not contemplate the paying of dividends by Jefferson in the foreseeable future. Moreover, the Agreement prohibits Jefferson from paying any cash dividends prior to the Effective Time of the Merger without the prior written consent of Crestar.

     Crestar. The VSCA generally provides that a corporation may make distributions to its shareholders unless, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise, which in the case of Crestar they do not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

     In addition to the limitations set forth in the VSCA, there are various regulatory requirements which are applicable to distributions by bank holding companies such as Crestar. For a description of the regulatory limitations on distributions by Crestar, see "Supervision and Regulation -- Limits on Dividends and Other Payments."

Special Meetings of Shareholders

     Jefferson. Jefferson's Bylaws provide that special meetings of the shareholders of Jefferson may be called by the Chairman of the Board, the President or a majority of the Board of Directors of Jefferson and shall be called by the Chairman, President or Secretary of Jefferson upon the written request of the holders of not less than 10% of the outstanding capital stock of Jefferson entitled to vote at the meeting.

     Crestar. The Bylaws of Crestar provide that special meetings of the shareholders for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, by the President, or by a majority of the Board of Directors.

Indemnification

     Jefferson. Federal savings associations are required by OTS regulation to indemnify their directors, officers and employees against any action brought or threatened because that person is or was a director, officer or employee for: (i) any amount for which such person becomes liable under a judgment in such action, and (ii) reasonable costs and expenses, including reasonable attorney's fees, actually paid or incurred by that person in defending or settling such action or in enforcing such person's rights under the applicable regulation if he or she attains a favorable judgment in such enforcement action. Indemnification shall be made to such person only if: (i) final judgment on the merits is in such person's favor, or (ii) in the case of: (A) settlement, (B) final judgment against such person, or (C) final judgment in such person's favor, other than on the merits, if a majority of the disinterested directors of the savings association determine that such person was acting in good faith within the scope of such person's employment or authority as such person could reasonably have perceived it under the circumstances and for a purpose such person could reasonably have believed under the circumstances was in the best interests of the savings association or its stockholders. No indemnification shall be made unless the association gives the OTS at least 60 days' notice of its intentions to make such indemnification and the OTS, within such notice period, advises the association in writing of its objection thereto.

     Crestar. The Articles of Incorporation of Crestar provide that to the full extent permitted by the VSCA and any other applicable law, Crestar shall indemnify a director or officer of Crestar who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Board of Directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

Shareholder Proposals

     Jefferson. The Bylaws of Jefferson generally provide that stockholders of Jefferson must provide Jefferson with written notice of stockholder nominations for election as directors and stockholder proposals at least five days prior to the date of the annual meeting of the stockholders of Jefferson at which these matters will be considered. Stockholder proposals which are proposed to be included in the Jefferson proxy materials must be submitted in accordance with the notice and other requirements of Rule 14a-8 under the Exchange Act.

     Crestar. The Bylaws of Crestar provide that at any meeting of shareholders of Crestar, only that business that is properly brought before the meeting may be presented to and acted upon by the shareholders. To be properly brought before the meeting, business must be brought (a) by or at the direction of the Board of Directors or (b) by a shareholder who has given written notice of business he expects to bring before the meeting to the Secretary of Crestar not less than 15 days prior to the meeting. If mailed, such notice shall be sent by certified mail, return receipt requested, and shall be deemed to have been given when received by the Secretary of Crestar. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (a) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on Crestar's books, of the shareholder proposing such business, (c) the class and number of shares of Crestar's stock beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business. No business will be conducted at a meeting of shareholders except in accordance with the procedures set forth in Crestar's Bylaws.

Shareholder Inspection Rights; Shareholder Lists

     Jefferson. The Bylaws of Jefferson provide that the list of stockholders shall be available for inspection by any stockholder entitled to vote for a period of twenty days before, and during, each meeting of stockholders. In lieu thereof, the Bylaws provide that Jefferson may choose to make its stockholders' list available pursuant to Rule 14a-7 under the Exchange Act. In addition, an OTS regulation also provides that certain stockholders of a federally-chartered savings association such as Jefferson may, upon making written demand stating a proper purpose and, if requested, providing specified affidavits, inspect its books and records of account, minutes and record of stockholders. Such right of examination pursuant to the OTS regulations is limited to a stockholder or group of stockholders holding of record
(i) voting shares having a cost of not less than $100,000 or constituting not less than 1% of the total outstanding voting shares, provided in either case that the stockholder or group of stockholders have held of record such voting shares for at least six months, or (ii) not less than 5% of the total outstanding voting shares.

     Crestar. The Articles of Incorporation and By-Laws of Crestar do not contain any provisions which govern shareholder inspection rights or shareholder lists. Under the VSCA, the shareholder of a Virginia corporation is entitled to inspect and copy certain books and records of the corporation, including a list of shareholders, if (i) the shareholder has been a shareholder of record for at least six months immediately preceding his or her written demand or is the holder of at least 5% of the corporation's outstanding shares, (ii) the shareholder's demand is made in good faith and for a proper purpose, (iii) the shareholder describes with reasonable particularity the purpose of the request and the records desired to be inspected and (iv) the records are directly connected with the stated purpose. The VSCA also provides that a corporation shall make available for inspection by any shareholder during usual business hours, at least 10 days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting.

Shareholder Rights Plan

     Jefferson.  Jefferson does not have a shareholders' rights plan.

     Crestar. For a description of a shareholder rights agreement which has been adopted by Crestar, see "DESCRIPTION OF CRESTAR CAPITAL STOCK -
- - Rights." Each Jefferson shareholder who elects to receive shares of Crestar Common Stock in exchange for Jefferson Common Stock will receive one Right for each share of Crestar Common Stock received.

Dissenters' Rights

     Jefferson. A regulation of the OTS provides that a stockholder of a federally-chartered savings association such as Jefferson which engages in a merger, consolidation, sale of all or substantially all of its assets shall have the right to demand from such savings association payment of the fair or appraised value of his or her stock in the savings association, subject to specified procedural requirements. This regulation also provides, however, that the stockholders of a federally-chartered savings association with stock that is listed on a national securities exchange or quoted on the NASDAQ System are not entitled to dissenters' rights in connection with a merger involving such savings association if the stockholder is required to accept only "qualified consideration" for the stockholder's stock, which is defined to include cash, shares of stock of any savings association or corporation which at the effective date of the merger will be listed on a national securities exchange or quoted on the NASDAQ System or any combination of such shares of stock and cash. For this reason, Jefferson stockholders will not be entitled to exercise their dissenter's rights regarding the Merger and obtain payment of the fair value of their shares of Jefferson Common Stock. See also "THE MERGER -- Dissenting Shares."

     Crestar. The provisions of Article 15 of the VSCA which provide shareholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of his shares in the event of, mergers, consolidations and certain other corporate transactions are applicable to both Crestar and Jefferson as Virginia corporations. However, because Crestar has more than 2,000 record shareholders, shareholders of Crestar are less likely to have rights to dissent from mergers, consolidations and certain other corporate transactions to which Crestar is a party because Article 15 of the VSCA provides that holders of shares of a Virginia corporation which has shares listed on a national securities exchange or which has at least 2,000 record shareholders are not entitled to dissenters' rights unless certain requirements are met.

                     RESALE OF CRESTAR COMMON STOCK

     Crestar Common Stock has been registered under the Securities Act, thereby allowing such shares to be traded freely and without restriction by those holders of Jefferson Common Stock who receive such shares following consummation of the Merger and who are not deemed to be "affiliates" (as defined under the Securities Act, but generally including directors, certain executive officers and 10% or more shareholders) of Jefferson or Crestar. The Agreement provides that each holder of Jefferson Common Stock who is deemed by Jefferson to be an affiliate of it will enter into an agreement with Crestar prior to the Effective Date of the Merger providing, among other things, that such affiliate will not transfer any Crestar Common Stock received by such holder in the Merger except in compliance with the Securities Act. This Proxy Statement/Prospectus does not cover any resales of Crestar Common Stock received by affiliates of Jefferson.

                                 EXPERTS

     The consolidated financial statements of Crestar Financial Corporation and Subsidiaries incorporated in this Proxy Statement/Prospectus by reference to Crestar's Annual Report on Form 10-K for the year ended December 31, 1993 and Crestar's current report on Form 8-K dated March 10, 1994 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Jefferson for the years ended September 30, 1993, 1992 and 1991, included in this Proxy Statement/Prospectus have been audited by BDO Seidman, independent certified public accountants, to the extent and for the periods set forth in their report appearing herein, and included in reliance upon such report given upon authority of said firm as experts in accounting and auditing.

                             LEGAL OPINIONS

     The legality of the Crestar Common Stock to be issued in the Merger will be passed on for Crestar by Hunton & Williams, Richmond, Virginia. Gordon F. Rainey, Jr., a partner in Hunton & Williams, is a director of Crestar.

     A condition to consummation of the Merger is the delivery by Hunton & Williams, counsel for Crestar, of an opinion to Crestar concerning certain federal income tax consequences of the Merger. See "The
Merger -- Certain Federal Income Tax Consequences."

     Legal matters will be passed on for Jefferson by Elias, Matz, Tiernan & Herrick L.L.P. Washington, D.C.

                                                                 Annex I













                  AGREEMENT AND PLAN OF REORGANIZATION

                                  among

                     CRESTAR FINANCIAL CORPORATION,

                              CRESTAR BANK,

                                   and

              JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A.






















                            September 1, 1994
                                  INDEX

                                                                    Page


                                ARTICLE I
                                 General

      1.1.    Merger. . . . . . . . . . . . . . . . . . . . . . . . .  2
      1.2.    Issuance of Crestar Common Stock and Payment of Cash. .  2
      1.3.    Taking of Necessary Action. . . . . . . . . . . . . . .  2

                               ARTICLE II
          Effect of Merger on Common Stock, Assets, Liabilities
        and Capitalization of Crestar, Crestar Bank and Jefferson

      2.1.    Conversion of Stock; Exchange Ratio; Cash Election. . .  2
      2.2.    Manner of Exchange. . . . . . . . . . . . . . . . . . .  3
      2.3.    No Fractional Shares. . . . . . . . . . . . . . . . . .  5
      2.4.    Dissenting Shares . . . . . . . . . . . . . . . . . . .  5
      2.5.    Assets. . . . . . . . . . . . . . . . . . . . . . . . .  5
      2.6.    Liabilities . . . . . . . . . . . . . . . . . . . . . .  6

                               ARTICLE III
                     Representations and Warranties

      3.1.    Representations and Warranties of Jefferson . . . . . .  6
              (a)  Organization, Standing and Power . . . . . . . . .  6
              (b)  Capital Structure. . . . . . . . . . . . . . . . .  6
              (c)  Authority. . . . . . . . . . . . . . . . . . . . .  6
              (d)  Investments. . . . . . . . . . . . . . . . . . . .  7
              (e)  Financial Statements . . . . . . . . . . . . . . .  8
              (f)  Absence of Undisclosed Liabilities . . . . . . . .  9
              (g)  Tax Matters. . . . . . . . . . . . . . . . . . . .  9
              (h)  Options, Warrants and Related Matters. . . . . . . 10
              (i)  Property . . . . . . . . . . . . . . . . . . . . . 10
              (j)  Additional Schedules Furnished to Crestar. . . . . 11
              (k)  Agreements in Force and Effect . . . . . . . . . . 12
              (l)  Legal Proceedings; Compliance with Laws. . . . . . 12
              (m)  Employee Benefit Plans . . . . . . . . . . . . . . 13
              (n)  Insurance. . . . . . . . . . . . . . . . . . . . . 15
              (o)  Loan Portfolio . . . . . . . . . . . . . . . . . . 16
              (p)  Absence of Changes . . . . . . . . . . . . . . . . 17
              (q)  Brokers and Finders. . . . . . . . . . . . . . . . 17
              (r)  Subsidiaries . . . . . . . . . . . . . . . . . . . 17
              (s)  Reports. . . . . . . . . . . . . . . . . . . . . . 18
              (t)  Environmental Matters. . . . . . . . . . . . . . . 18
              (u)  Disclosure . . . . . . . . . . . . . . . . . . . . 20
              (v)  Accounting; Tax; Regulatory Matters. . . . . . . . 20
              (w)  Regulatory Approvals . . . . . . . . . . . . . . . 20
      3.2.    Representations and Warranties of Crestar and Crestar
              Bank. . . . . . . . . . . . . . . . . . . . . . . . . . 20
              (a)  Organization, Standing and Power . . . . . . . . . 20
              (b)  Capital Structure. . . . . . . . . . . . . . . . . 21
              (c)  Authority. . . . . . . . . . . . . . . . . . . . . 21
              (d)  Financial Statements . . . . . . . . . . . . . . . 22
              (e)  Absence of Undisclosed Liabilities . . . . . . . . 23
              (f)  Absence of Changes . . . . . . . . . . . . . . . . 23
              (g)  Brokers and Finders. . . . . . . . . . . . . . . . 23
              (h)  Subsidiaries . . . . . . . . . . . . . . . . . . . 24
              (i)  Reports. . . . . . . . . . . . . . . . . . . . . . 24
              (j)  Tax Matters. . . . . . . . . . . . . . . . . . . . 24
              (k)  Property . . . . . . . . . . . . . . . . . . . . . 25
              (l)  Agreements in Force and Effect . . . . . . . . . . 25
              (m)  Legal Proceedings; Compliance with Laws. . . . . . 25
              (n)  Employee Benefit Plans . . . . . . . . . . . . . . 26
              (o)  Regulatory Approvals . . . . . . . . . . . . . . . 27
              (p)  Disclosure . . . . . . . . . . . . . . . . . . . . 28

                               ARTICLE IV
                    Conduct and Transactions Prior to
                      Effective Time of the Merger

      4.1.    Access to Records and Properties of Crestar, Crestar
              Bank and Jefferson; Confidentiality . . . . . . . . . . 28
      4.2.    Registration Statement, Proxy Statement, Shareholder
              Approval. . . . . . . . . . . . . . . . . . . . . . . . 29
      4.3.    Operation of the Business of Jefferson. . . . . . . . . 30
      4.4.    No Solicitation . . . . . . . . . . . . . . . . . . . . 31
      4.5.    Dividends . . . . . . . . . . . . . . . . . . . . . . . 32
      4.6.    Regulatory Filings; Best Efforts. . . . . . . . . . . . 32
      4.7.    Public Announcements. . . . . . . . . . . . . . . . . . 32
      4.8.    Operating Synergies; Conformance to Reserve Policies,
              Etc.. . . . . . . . . . . . . . . . . . . . . . . . . . 32
      4.9.    Crestar Rights Agreement. . . . . . . . . . . . . . . . 33
      4.10.   Agreement as to Efforts to Consummate . . . . . . . . . 33
      4.11.   Adverse Changes in Condition. . . . . . . . . . . . . . 33
      4.12.   NYSE Listing. . . . . . . . . . . . . . . . . . . . . . 33
      4.13.   Updating of Schedules . . . . . . . . . . . . . . . . . 33
      4.14.   Market for Jefferson Common Stock . . . . . . . . . . . 34
      4.15.   Transactions in Crestar Common Stock. . . . . . . . . . 34

                                ARTICLE V
                          Conditions of Merger

      5.1.    Conditions of Obligations of Crestar and Crestar Bank . 34
              (a)  Representations and Warranties; Performance of
                   Obligations. . . . . . . . . . . . . . . . . . . . 34
              (b)  Authorization of Merger. . . . . . . . . . . . . . 35
              (c)  Opinion of Counsel . . . . . . . . . . . . . . . . 35
              (d)  The Registration Statement . . . . . . . . . . . . 35
              (e)  Tax Opinion. . . . . . . . . . . . . . . . . . . . 35
              (f)  Regulatory Approvals . . . . . . . . . . . . . . . 36
              (g)  Affiliate Letters. . . . . . . . . . . . . . . . . 36
              (h)  Title Matters. . . . . . . . . . . . . . . . . . . 36
              (i)  NYSE Listing . . . . . . . . . . . . . . . . . . . 36
              (j)  Acceptance by Crestar and Crestar Bank Counsel . . 36
      5.2.    Conditions of Obligations of Jefferson. . . . . . . . . 36
              (a)  Representations and Warranties; Performance of
                   Obligations. . . . . . . . . . . . . . . . . . . . 37
              (b)  Authorization of Merger. . . . . . . . . . . . . . 37
              (c)  Opinion of Counsel . . . . . . . . . . . . . . . . 37
              (d)  The Registration Statement . . . . . . . . . . . . 37
              (e)  Regulatory Approvals . . . . . . . . . . . . . . . 37
              (f)  Tax Opinion. . . . . . . . . . . . . . . . . . . . 38
              (g)  NYSE Listing . . . . . . . . . . . . . . . . . . . 39
              (h)  Fairness Opinion . . . . . . . . . . . . . . . . . 39
              (i)  Acceptance by Jefferson's Counsel. . . . . . . . . 39

                               ARTICLE VI
                      Closing Date; Effective Time

      6.1.    Closing Date. . . . . . . . . . . . . . . . . . . . . . 39
      6.2.    Filings at Closing. . . . . . . . . . . . . . . . . . . 39
      6.3.    Effective Time. . . . . . . . . . . . . . . . . . . . . 39

                               ARTICLE VII
                Termination; Survival of Representations,
             Warranties and Covenants; Waiver and Amendment

      7.1.    Termination . . . . . . . . . . . . . . . . . . . . . . 40
      7.2.    Effect of Termination . . . . . . . . . . . . . . . . . 41
      7.3.    Survival of Representations, Warranties and Covenants . 41
      7.4.    Waiver and Amendment. . . . . . . . . . . . . . . . . . 42

                              ARTICLE VIII
                          Additional Covenants

      8.1.    Indemnification of Jefferson Officers and Directors;
              Liability Insurance . . . . . . . . . . . . . . . . . . 42
      8.2.    Employee Matters. . . . . . . . . . . . . . . . . . . . 42
      8.3.    Employee Benefit Matters. . . . . . . . . . . . . . . . 44
      8.4.    Crestar Bank/Warrenton Local Advisory Board of
              Directors . . . . . . . . . . . . . . . . . . . . . . . 46
      8.5.    Stock Options . . . . . . . . . . . . . . . . . . . . . 46

                               ARTICLE IX
                              Miscellaneous

      9.1.    Expenses. . . . . . . . . . . . . . . . . . . . . . . . 46
      9.2.    Entire Agreement. . . . . . . . . . . . . . . . . . . . 46
      9.3.    Descriptive Headings. . . . . . . . . . . . . . . . . . 47
      9.4.    Notices . . . . . . . . . . . . . . . . . . . . . . . . 47
      9.5.    Counterparts. . . . . . . . . . . . . . . . . . . . . . 47
      9.6.    Governing Law . . . . . . . . . . . . . . . . . . . . . 47



Exhibit A     -    Plan of Merger of Jefferson into Crestar

                  AGREEMENT AND PLAN OF REORGANIZATION


          This Agreement and Plan of Reorganization (the "Agreement") dated as of September 1, 1994 among CRESTAR FINANCIAL CORPORATION, a Virginia corporation ("Crestar"), CRESTAR BANK, a Virginia banking corporation wholly-owned by Crestar ("Crestar Bank"), and JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A., a federal savings association ("Jefferson"), recites and provides:

          A. Simultaneously with the execution hereof, Jefferson and Crestar have entered into a Stock Option Agreement (the "Option Agreement") dated August __, 1994, pursuant to which Jefferson has granted an option to Crestar to purchase shares of Jefferson Common Stock in certain events. The Option Agreement shall survive the execution of this Agreement for the term provided in the Option Agreement.

          B. The boards of directors of Crestar, Crestar Bank and Jefferson deem it advisable to merge Jefferson into Crestar Bank (the "Merger") pursuant to this Agreement and the Plan of Merger attached as Exhibit A (the "Plan of Merger") whereby the holders of shares of common stock of Jefferson ("Jefferson Common Stock") will receive common stock of Crestar ("Crestar Common Stock") and/or cash in exchange therefor.

          C. To effectuate the foregoing, the parties desire to adopt this Agreement and the Plan of Merger, which shall represent a plan of reorganization in accordance with the provisions of Section 368(a) of the United States Internal Revenue Code, as amended (the "Code").

          NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions and promises herein contained, Crestar, Crestar Bank, and Jefferson hereby adopt this Agreement whereby at the "Effective Time of the Merger" (as defined in Article VI hereof) Jefferson shall be merged into Crestar Bank in accordance with the Plan of Merger. The outstanding shares of Jefferson Common Stock shall be converted into shares of Crestar Common Stock and/or cash as provided in this Agreement on the basis, terms and conditions contained herein and in the Plan of Merger. At the Effective Time of the Merger, the outstanding shares of Jefferson Common Stock shall be canceled. In connection therewith, the parties hereto agree as follows:

                                ARTICLE I
                                 General

          1.1. Merger. Subject to the provisions of this Agreement and the Plan of Merger, at the Effective Time of the Merger the separate existence of Jefferson shall cease and Jefferson shall be merged with and into Crestar Bank (the "Surviving Bank"), which merger shall qualify as an "Oakar" transaction in accordance with Section 5(d)(3)(A) of the Federal Deposit Insurance Act.

          1.2. Issuance of Crestar Common Stock and Payment of Cash. Crestar agrees that at the Effective Time of the Merger it will issue Crestar Common Stock and/or pay cash to the extent set forth in, and in accordance with, the terms of this Agreement and the Plan of Merger.

          1.3. Taking of Necessary Action. In case at any time after the Effective Time of the Merger any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of Jefferson, the officers and directors of the Surviving Bank shall take all such necessary action.


                               ARTICLE II
          Effect of Merger on Common Stock, Assets, Liabilities
        and Capitalization of Crestar, Crestar Bank and Jefferson

          2.1. Conversion of Stock; Exchange Ratio; Cash Election. At the Effective Time of the Merger:

                (a) Conversion of Stock. Each share of Jefferson Common Stock which is issued and outstanding at the Effective Time of the Merger (other than shares held by Crestar, which shall be cancelled without payment therefore, and shares to be exchanged for cash) shall, and without any action by the holder thereof, be converted into the number of shares of Crestar Common Stock determined in accordance with subsection 2.1(b). All such shares shall be validly issued, fully paid and nonassessable.

                (b) Exchange Ratio. Each share of Jefferson Common Stock (other than shares held by Crestar and shares to be exchanged for cash) shall be converted into the number of shares of Crestar Common Stock determined by dividing $17.00 per share of Jefferson Common Stock (the "Price Per Share") by the average closing price of Crestar Common Stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the 10th day prior to the day of the Effective Time of the Merger (the "Average Closing Price") (the result of the quotient determined by dividing the Price Per Share by the Average Closing Price and rounded to the nearest thousandths decimal point being hereinafter called the "Exchange Ratio").

                The Exchange Ratio at the Effective Time of the Merger shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of Crestar Common Stock, any dividend payable in Crestar Common Stock, or any capital reorganization involving the reclassification of Crestar Common Stock subsequent to the date of this Agreement.

                (c) Cash Election. Holders of shares of Jefferson Common Stock will be given the option of exchanging their shares for the Price Per Share in cash (subject to all applicable withholding taxes), provided that the number of shares that may be exchanged for cash shall not exceed 40% of the outstanding shares of Jefferson Common Stock immediately prior to the Effective Time of the Merger. The cash election must be made at or prior to the time Jefferson shareholders vote on the Merger, and, once such vote has been taken, cash elections shall be irrevocable. If the aggregate number of shares for which a cash election is made exceeds 40% of the outstanding shares of Jefferson Common Stock immediately prior to the Effective Time of the Merger, Crestar first will pay cash for shares submitted for cash exchange by each holder of 100 or fewer Jefferson shares (if such holder has submitted all his shares for cash exchange) and then will pay cash for the remaining shares submitted for cash pro rata. Shares not exchanged for cash after proration will be exchanged for Crestar Common Stock at the Exchange Ratio.

          2.2.  Manner of Exchange.

                (a) Shareholders who elect to exchange some or all of their shares of Jefferson Common Stock for cash must submit to Jefferson certificates for the shares being exchanged for cash at or prior to the meeting of Jefferson's shareholders referred to in Section 4.2. If the Merger is approved by Jefferson's shareholders at this meeting, a shareholder's election to receive cash is irrevocable and Jefferson will retain certificates for shares submitted for cash purchase until either (1) termination of this Agreement, upon which Jefferson will return such certificates, or (ii) the Effective Time of the Merger, when Crestar Bank (which shall act as exchange agent) will exchange such certificates for cash to the extent required by this Agreement and the Plan of Merger.


                (b) After the Effective Time of the Merger, each holder of a certificate for theretofore outstanding shares of Jefferson Common Stock, upon surrender of such certificate to Crestar Bank (which shall act as exchange agent), unless previously surrendered to Jefferson in connection with exercise of the cash option, and a Letter of Transmittal, which shall be mailed to each holder of a certificate for theretofore outstanding shares of Jefferson Common Stock by Crestar Bank promptly following the Effective Time of the Merger, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Crestar Common Stock for which shares of Jefferson Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in this Article II or cash if the cash option provided in subsection 2.1(c) is properly elected, or, in the event of proration, a combination of cash and Crestar Common Stock. Until so surrendered, each outstanding certificate which, prior to the Effective Time of the Merger, represented Jefferson Common Stock will be deemed to evidence the right to receive either (i) the number of full shares of Crestar Common Stock into which the shares of Jefferson Common Stock represented thereby may be converted in accordance with the Exchange Ratio or (ii) the Price Per Share multiplied by the number of shares represented by such certificate (subject to all applicable withholding taxes) in cash if the cash option provided in subsection 2.1(c) was properly elected, or (iii) a combination thereof; and, after the Effective Time of the Merger (unless the cash option was properly elected) will be deemed for all corporate purposes of Crestar to evidence ownership of the number of full shares of Crestar Common Stock into which the shares of Jefferson Common Stock represented thereby were converted.

                (c) For shares of Jefferson Common Stock to be converted into Crestar Common Stock, until such outstanding certificates formerly representing Jefferson Common Stock are surrendered, no dividend payable to holders of record of Crestar Common Stock for any period as of any date subsequent to the Effective Time of the Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Time of the Merger, there shall be no further registry of transfer on the records of Jefferson of shares of Jefferson Common Stock. If a certificate representing such shares is presented to Crestar, it shall be canceled and exchanged for a certificate representing shares of Crestar Common Stock as herein provided. Upon surrender of certificates of Jefferson Common Stock in exchange for Crestar Common Stock, there shall be paid to the recordholder of the certificates of Crestar Common Stock issued in exchange therefor (i) the amount of dividends theretofore paid for such full shares of Crestar Common Stock as of any date subsequent to the Effective Time of the Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender. No interest shall be payable for such dividends upon surrender of outstanding certificates.

                (d) At the Effective Time of the Merger, each share of Jefferson Common Stock held by Crestar shall be canceled, retired and cease to exist.

          2.3. No Fractional Shares. No certificates or scrip for fractional shares of Crestar Common Stock will be issued. In lieu thereof, Crestar will pay the value of such fractional shares in cash on the basis of the Average Closing Price.

          2.4. Dissenting Shares. Jefferson Common Stock is quoted on NASDAQ, and in accordance with the provisions of 12 C.F.R. section 552.14, holders of Jefferson Common Stock do not have the right to demand and receive payment of the fair value of their shares of Jefferson Common Stock instead of the consideration to be paid by Crestar in the Merger.

          2.5. Assets. At the Effective Time of the Merger, the corporate existence of Jefferson shall be merged into and continued in Crestar Bank as the Surviving Bank. All rights, franchises and interests of Jefferson in and to any type of property and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Merger without any deed or other transfer. The Surviving Bank without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, transfer agent or registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Jefferson at the Effective Time of the Merger, as provided in Section 13.1-721 of the Virginia Stock Corporation Act ("VSCA").

          2.6. Liabilities. At the Effective Time of the Merger, the Surviving Bank shall be liable for all liabilities of Jefferson, as provided in Section 13.1-721 of the VSCA. All deposits, debts, liabilities and obligations of Jefferson, accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of Jefferson shall be those of the Surviving Bank and shall not be released or impaired by the Merger. All rights of creditors and other obligees and all liens on property of Jefferson shall be preserved unimpaired.


                               ARTICLE III
                     Representations and Warranties

          3.1. Representations and Warranties of Jefferson. Jefferson represents and warrants to Crestar and Crestar Bank as follows:

                (a) Organization, Standing and Power. Jefferson is a federal savings association duly organized, validly existing and in good standing under the laws of the United States and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform this Agreement to effect the transactions contemplated thereby. Jefferson's deposits are insured by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law. Jefferson has delivered to Crestar complete and correct copies of (i) its Charter and (ii) its By-laws.

                (b) Capital Structure. The authorized capital stock of Jefferson consists of 5,000,000 shares of Jefferson Common Stock and 2,500,000 shares of preferred stock. On the date hereof, 1,310,876 shares of Jefferson Common Stock were outstanding. All of the outstanding shares of Jefferson Common Stock were validly issued, fully paid and nonassessable. No shares of Jefferson preferred stock are issued and outstanding.

                Jefferson knows of no person who beneficially owns 5% or more of the outstanding Jefferson Common Stock as of the date hereof, except as disclosed on Schedule A-1.

                (c) Authority. Subject to the approval of this Agreement and the Plan of Merger by the shareholders of Jefferson as contemplated by Section 4.2, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of Jefferson, and this Agreement is a valid and binding obligation of Jefferson, enforceable in accordance with its terms, except as enforceability may be limited by laws affecting insured depository institutions and similar laws affecting the enforcement of creditors' rights generally and subject to any equitable principles limiting the right to obtain specific performance. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and by the Plan of Merger and compliance by Jefferson with any of the provisions hereof or thereof will not (i) conflict with or result in a breach of any provision of its Charter or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Jefferson is a party, or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Jefferson or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the FDIC, the Office of Thrift Supervision ("OTS") and the Bureau of Financial Institutions of the Virginia State Corporation Commission ("SCC"), is required in connection with the execution and delivery by Jefferson of this Agreement or the consummation by Jefferson of the transactions contemplated hereby or by the Plan of Merger.

                (d) Investments. All securities owned by Jefferson of record and beneficially are free and clear of all mortgages, liens, pledges, encumbrances or any other restriction, whether contractual or statutory, which would materially impair the ability of Jefferson freely to dispose of any such security at any time, except as noted on Schedule A-1. Any securities owned of record by Jefferson in an amount equal to 5% or more of the issued and outstanding voting securities of the issuer thereof have been noted on such Schedule A-1. There are no voting trusts or other agreements or undertakings of which Jefferson is a party with respect to the voting of such securities. With respect to all repurchase agreements to which Jefferson is a party, Jefferson has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement. As of the Effective Time of the Merger, the fair market value of the portfolio of securities of Jefferson will not be 85% or less than the fair market value of the securities portfolio as of June 30, 1994.

                (e) Financial Statements. Schedule A-2 contains copies of the following financial statements of Jefferson (the
          "Jefferson Financial Statements"):

                     (i) Consolidated Balance Sheets as of September 30, 1993, 1992 and 1991 (audited) and as of June 30, 1994, and 1993 (unaudited);

                     (ii) Consolidated Statements of Operations for each of the three years ended September 30, 1993, 1992, and 1991 (audited) and the three months and the nine months ended June 30, 1994 and 1993 (unaudited);

                     (iii) Consolidated Statements of Stockholders'
                Equity for each of the three years ended September 30, 1993, 1992 and 1991 (audited) and the nine months ended June 30, 1994 and 1993 (unaudited); and

                     (iv) Consolidated Statements of Cash Flows for each of the three years ended September 30, 1993, 1992 and 1991 (audited) and the nine months ended June 30, 1994 and 1993 (unaudited).

          Such financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated unless otherwise noted in the Jefferson Financial Statements. Each of such balance sheets, together with the notes thereto, presents fairly as of its date the financial condition and assets and liabilities of Jefferson. The statements of operations, stockholders' equity and cash flows, together with the notes thereto, present fairly the results of operations, stockholders' equity and cash flows of Jefferson for the periods indicated.

          At June 30, 1994, the limitations imposed by federal laws and regulations applicable to savings associations such as Jefferson precluded Jefferson from paying dividends.

                (f) Absence of Undisclosed Liabilities. At June 30, 1994 and September 30, 1993, Jefferson had no material obligations or liabilities (contingent or otherwise) of any nature which were not reflected in the Jefferson Financial Statements or in the Jefferson periodic reports filed with the OTS under the 1934 Act as of such dates, or disclosed in the notes thereto, except for those which are disclosed in Schedules specifically referred to herein or which in the aggregate are immaterial.

                (g) Tax Matters. Jefferson and each subsidiary have filed or caused to be filed or (in the case of returns or reports not yet due) will file all tax returns and reports required to have been filed by or for them before the Effective Time of the Merger, and all information set forth in such returns or reports is or (in the case of such returns or reports not yet due) will be accurate and complete. Jefferson and each subsidiary have paid or made adequate provision for, or (with respect to returns or reports not yet filed) before the Effective Time of the Merger will pay or make adequate provision for, all taxes, additions to tax, penalties, and interest for all periods covered by those returns or reports. Except as set forth on Schedule B, there are, and at the Effective Time of the Merger will be, no unpaid taxes, additions to tax, penalties, or interest due and payable by Jefferson or any subsidiary that are or could become a lien on any asset, or otherwise materially adversely affect the business, property or financial condition, of Jefferson or any subsidiary except for taxes and any such related liability (a) incurred in the ordinary course of business for which adequate provision has been made by Jefferson or (b) being contested in good faith and disclosed in Schedule B. Jefferson and each subsidiary have collected or withheld, or will collect or withhold before the Effective Time of the Merger, all amounts required to be collected or withheld by them for any taxes, and all such amounts have been, or before the Effective Time of the Merger will have been, paid to the appropriate governmental agencies or set aside in appropriate accounts for future payment when due. Jefferson and each subsidiary is in material compliance with, and their records contain all information and documents (including, without limitation, properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and tax withholding requirements under federal, state, and local laws, rules, and regulations, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code. The balance sheets contained in the Jefferson Financial Statements fully and properly reflect, as of the dates thereof, the aggregate liabilities of Jefferson and each subsidiary for all accrued taxes, additions to tax, penalties and interest. For periods ending after December 31, 1993, the books and records of Jefferson and each subsidiary fully and properly reflect their liability for all accrued taxes, additions to tax, penalties and interest. Except as disclosed in Schedule B, neither Jefferson nor any subsidiary has granted (nor is it subject to) any waiver of the period of limitations for the assessment of tax for any currently open taxable period, and no unpaid tax deficiency has been asserted in writing against or with respect to Jefferson or any subsidiary by any taxing authority. Neither Jefferson nor any subsidiary has made or entered into, nor does Jefferson or any subsidiary hold any asset subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former Section 168(f)(8) of the Code and the regulations thereunder. Schedule B describes all tax elections, consents and agreements affecting Jefferson or any subsidiary. To the best knowledge of Jefferson, no Jefferson shareholder is a "foreign person" for purposes of Section 1445 of the Code.

                (h) Options, Warrants and Related Matters. There are no outstanding unexercised options, warrants, calls, commitments or agreements of any character to which Jefferson is a party or by which it is bound, calling for the issuance of securities of Jefferson or any security representing the right to purchase or otherwise receive any such security, except (i) as set forth on Schedule C and (ii) the Option Agreement.

                (i) Property. Jefferson owns (or enjoys use of under capital leases) all property reflected on the Jefferson Financial Statements as of June 30, 1994 and September 30, 1993 (except property sold or otherwise disposed of in the ordinary course of business). All property shown as being owned is owned free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except those referred to in such Jefferson Financial Statements or the notes thereto, liens for current taxes not yet due and payable, any unfiled mechanics' liens and such encumbrances and imperfections of title, if any, as are not substantial in character or amount or otherwise materially impair Jefferson's consolidated business operations. The leases relating to leased property are fairly reflected in such Jefferson Financial Statements.

                Except for Other Real Estate Owned, all property and assets material to the business or operations of Jefferson are in substantially good operating condition and repair and such property and assets are adequate for the business and operations of Jefferson as currently conducted.

                (j) Additional Schedules Furnished to Crestar. In addition to any Schedules furnished to Crestar pursuant to other provisions of this Agreement, Jefferson has furnished to Crestar the following Schedules which are correct and complete as of the date hereof:

                     (1) Employees. Schedule C lists as of the date hereof (A) the names of and current annual salary rates for all present employees of Jefferson who received, respectively, $60,000 or more in aggregate compensation, whether in salary or otherwise, during the year ended December 31, 1993, or are presently scheduled to receive salary in excess of $60,000 during the year ending December 31, 1994, (B) the number of shares of Jefferson Common Stock owned beneficially by each director of Jefferson as of the date hereof, (C) the names of and the number of shares of Jefferson Common Stock owned by each person known to Jefferson who beneficially owns 5% or more of the outstanding Jefferson Common Stock as of the date hereof, and (D) the names of and the number of outstanding options and agreements to make stock awards granted to each person under the Jefferson 1988 Stock Option and Incentive Plan and 1993 Stock Incentive Plan or any option granted to a director of Jefferson (collectively, "Jefferson Options") and the exercise price of each such Jefferson Option.

                     (2) Certain Contracts. Schedule D lists all notes, bonds, mortgages, indentures, licenses, lease agreements and other contracts and obligations to which Jefferson is an indebted party or a lessee, licensee or obligee as of the date hereof except for those entered into by Jefferson in the ordinary course of its business consistent with its prior practice and that do not involve an amount greater than $100,000.

                     (3) Employment Contracts and Related Matters. Except in all cases as set forth on Schedule E, Jefferson is not a party to any employment contract not terminable at the option of Jefferson without liability. Except in all cases as set forth on Schedule E, Jefferson is not a party to (A) any retirement, profit sharing or pension plan or thrift plan or agreement or employee benefit plan (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")), (B) any management or consulting agreement not terminable at the option of Jefferson without liability or (C) any union or labor agreement.

                     (4) Real Estate. Schedule F describes, as of the date hereof, all interests in real property owned, leased or otherwise claimed by Jefferson, including Other Real Estate Owned.

                     (5) Affiliates. Schedule G sets forth the names and number of shares of Jefferson Common Stock owned as of the date hereof beneficially or of record by any persons Jefferson considers to be affiliates of Jefferson ("Jefferson Affiliates") as that term is defined for purposes of Rule 145 under the 1933 Act.

                (k) Agreements in Force and Effect. All contracts, agreements, plans, leases, policies and licenses referred to in any Schedule of Jefferson referred to herein are valid and in full force and effect, and Jefferson has not breached any provision of, nor is in default in any respect under the terms of, any such contract, agreement, lease, policy or license, the effect of which breach or default would have a material adverse effect upon either the financial condition, results of operations, or business of Jefferson.

                (l) Legal Proceedings; Compliance with Laws. Schedule H describes all legal, administrative, arbitration or other proceeding or governmental investigation known to Jefferson pending or, to the knowledge of Jefferson's management, threatened or probable of assertion against Jefferson. Except as set forth on Schedule H, no such proceeding or investigation, if decided adversely, would have a material adverse effect on either the financial condition, results of operations or business of Jefferson. Except as set forth in Schedule H, Jefferson has complied in all material respects with any laws, ordinances, requirements, regulations or orders applicable to its business except where noncompliance would not have a material adverse effect on either the financial condition, results of operations or business of Jefferson. Jefferson has all licenses, permits, orders or approvals (collectively, the "Permits") of any federal, state, local or foreign governmental or regulatory body that are necessary for the conduct of its business and the absence of which would have a material adverse effect on the financial condition, results of operations or business of Jefferson; the Permits are in full force and effect; no violations are or have been recorded in respect of any Permits nor has Jefferson received written notice of any violations; and no proceeding is pending or, to the knowledge of Jefferson, threatened to revoke or limit any Permit. Except as set forth in Schedule H, Jefferson has not entered into any agreements or written understandings with the OTS, the FDIC or any other regulatory agency having authority over it. Jefferson is not subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected materially adversely to affect either the financial condition, results of operations, or business of Jefferson.

                (m)  Employee Benefit Plans.

                     (1) Schedule E includes a correct and complete list of, and Crestar has been furnished a true and correct copy of (or an accurate written description thereof in the case of oral agreements or arrangements)
                (A) all qualified pension and profit-sharing plans, all deferred compensation, consultant, severance, thrift, option, bonus and group insurance contracts and all other incentive, welfare and employee benefit plans, trust, annuity or other funding agreements, and all other agreements (including oral agreements) that are presently in effect, or have been approved prior to the date hereof, maintained for the benefit of employees or former employees of Jefferson or the dependents or beneficiaries of any employee or former employee of Jefferson, whether or not subject to ERISA (the "Employee Plans"), (B) the most recent actuarial and financial reports prepared or required to be prepared with respect to any Employee Plan and (C) the most recent annual reports filed with any governmental agency, the most recent favorable determination letter issued by the Internal Revenue Service, and any open requests for rulings or determination letters, that pertain to any such qualified Employee Plan. Schedule E identifies each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each such plan is qualified.

                     (2) Neither Jefferson nor any employee pension benefit plan (as defined in Section 3(2) of ERISA (a "Pension Plan")) maintained or previously maintained by it, has incurred any material liability to the Pension Benefit Guaranty Corporation ("PBGC") or to the Internal Revenue Service with respect to any Pension Plan. There is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made.

                     (3) Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the Closing Date, as defined in Section 6.1 hereof, under the terms of each Employee Plan, ERISA, or a collective bargaining agreement, no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan (including any Pension Plan previously maintained by Jefferson), and except as set forth on Schedule E, there is no "unfunded current liability" (as defined in Section 412 of the Code) with respect to any Pension Plan.

                     (4) No Employee Plan is a "multiemployer plan" (as defined in Section 3(37) of ERISA). Jefferson has not incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan (as defined in Section 3(37) of ERISA). Jefferson has not participated in or agreed to participate in, a multiemployer plan (as defined in Section 3(37) of ERISA).

                     (5) All Employee Plans that are "employee benefit plans," as defined in Section 3(3) of ERISA, that are maintained by Jefferson or previously maintained by Jefferson comply and have been administered in compliance in all material respects with ERISA and all other applicable legal requirements, including the terms of such plans, collective bargaining agreements and securities laws. Jefferson has no material liability under any such plan that is not reflected in the Jefferson Financial Statements or on Schedule E hereto.

                     (6) No prohibited transaction has occurred with respect to any Employee Plan that is an "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by Jefferson or previously maintained by Jefferson that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under Section 4975 of the Code.

                     (7) Schedule E identifies each Employee Plan that is an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and which is funded. The funding under each such plan does not exceed the limitations under Section 419A(b) or 419A(c) of the Code. Jefferson is not subject to taxation on the income of any such plan or any such plan previously maintained by Jefferson.

                     (8) Schedule E identifies the method of funding (including any individual accounting) for all post-retirement medical or life insurance benefits for the employees of Jefferson. Schedule E also discloses the funded status of these Employee Plans.

                     (9) Schedule E identifies each corporate owned life insurance policy, including any key man insurance policy and policy insuring the life of any director or employee of Jefferson, and indicates for each such policy, the face amount of coverage, cash surrender value, if any, and annual premiums.

                     (10) No trade or business is, or has ever been,
                treated as a single employer with Jefferson for employee benefit purposes under ERISA and the Code.

                (n) Insurance. All policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of Jefferson are described on Schedule I and are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by Jefferson. Jefferson is not in default with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. Jefferson has not received notice of cancellation or non-renewal of any such policy or binder. Jefferson has no knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance. Jefferson has no knowledge of any state of facts or of the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. Jefferson has not received notice from any of its insurance carriers that any insurance premiums will be materially increased in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

                (o) Loan Portfolio. Each loan outstanding on the books of Jefferson is in all respects what it purports to be, was made in the ordinary course of business, was not known to be uncollectible at the time it was made, accrues interest (except for loans recorded on Jefferson's books as non-accrual) in accordance with the terms of the loan, and was made in accordance with Jefferson's standard loan policies except for loans to facilitate the sale of Other Real Estate Owned or loans with renegotiated terms and conditions. The records of Jefferson regarding all loans outstanding and Other Real Estate Owned by Jefferson on its books are accurate in all material respects and the risk classifications for the loans outstanding are, in the best judgment of the management of Jefferson, appropriate. The reserves for possible loan losses on the outstanding loans of Jefferson, as reflected in the Jefferson Financial Statements, have been established in accordance with generally accepted accounting principles and with the requirements of the OTS and the FDIC. In the best judgment of the management of Jefferson such reserves are adequate as of the date hereof and will be adequate as of the Effective Time of the Merger to absorb all known and anticipated loan losses in the loan portfolio of Jefferson. Except as identified on Schedule J, no loan in excess of $50,000 has been classified by examiners (regulatory or internal) as "Special Mention", "Substandard", "Doubtful", "Loss", or words of similar import. The Other Real Estate Owned included in any nonperforming asset of Jefferson is recorded at the lower of cost or fair value less estimated costs to sell at the time of the acquisition based on independent appraisals that comply with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and Uniform Standards of Professional Appraisal Practice. Except as identified on Schedule J, to the best knowledge of the management of Jefferson, each loan reflected as an asset on the Jefferson Financial Statements is the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, and no defense, offset or counterclaim has been asserted with respect to any such loan, which if successful would have a material adverse effect on the financial condition, results of operation or business of Jefferson,

                (p) Absence of Changes. Except as identified on Schedule K, since June 30, 1994, there has not been any material adverse change in the aggregate assets or liabilities, earnings or business of Jefferson, other than changes resulting from or attributable to (i) changes since such date in laws or regulations, generally accepted accounting principles or interpretations of either thereof that affect the banking or savings and loan industries generally, (ii) changes since such date in the general level of interest rates, (iii) expenses since such date incurred in connection with the transactions contemplated by this Agreement (estimated at $400,000), (iv) accruals and reserves by Jefferson since such date pursuant to the terms of Section
          4.8 hereof, or (v) any other accruals, reserves or expenses incurred by Jefferson since such date with Crestar's prior written consent. Since June 30, 1994, the business of Jefferson has been conducted only in the ordinary course.

                (q) Brokers and Finders. Neither Jefferson nor its officers, directors or employees have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein except for the engagement of Scott & Stringfellow, Inc., whose fee for its engagement shall not exceed approximately $231,700.

                (r) Subsidiaries; Partnerships and Joint Ventures. Jefferson's only subsidiaries, direct or indirect, are Jefferson Insurance Services, Inc., Jefferson Investment Service Corporation, Jefferson Funding Corporation and Jefferson Funding Corporation II. Such corporations are duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation and have all requisite corporate power and authority to own, lease and operate their properties and to carry on their business as now being conducted in all material respects. Jefferson owns, directly or indirectly, all of the issued and outstanding common stock of its subsidiaries free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever and is not a party to any joint venture agreement or partnership.

                (s) Reports. Since January 1, 1990 Jefferson has filed all material reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the FDIC, (ii) the OTS and
          (iii) any other governmental or regulatory authority or agency having jurisdiction over their operations. Each of such reports and documents, including the financial statements, exhibits and schedules thereto, filed with the OTS pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act") was in form and substance in compliance with the 1934 Act. No such report or statement, or any amendments thereto, contains any statement which, at the time and in light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading. Jefferson is a reporting company under Section 12(g) or 15(d) of the 1934 Act and the regulations of the OTS.

                (t) Environmental Matters. For purposes of this subsection, the following terms shall have the indicated meaning:

                "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term "Environmental Law" includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C.
          Section 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C.
          Section 11001, et seq; the Safe Drinking Water Act, 42 U.S.C.
          Section 300f, et seq; and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

                "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

                "Loan Portfolio Properties and Other Properties Owned" means those properties owned or operated by Jefferson or any of their subsidiaries, including those properties serving as collateral for any loans made by Jefferson or for which Jefferson serves in a trust relationship.

                Except as disclosed in Schedule L, to the best knowledge of Jefferson,

                     (i)    Jefferson has not been or is not in
                violation of or liable under any Environmental Law;

                     (ii) Other Properties Owned by Jefferson has been or is in violation of or liable under any Environmental Law; and

                     (iii)  there are no actions, suits, demands,
                notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by Jefferson under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

                (u) Disclosure. Except to the extent of any subsequent correction or supplement with respect thereto furnished prior to the date hereof, no written statement, certificate, schedule, list or other written information furnished by or on behalf of Jefferson at any time to Crestar, in connection with this Agreement, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.
          Each document delivered or to be delivered by Jefferson to Crestar is or will be a true and complete copy of such document, unmodified except by another document delivered by Jefferson.

                (v) Accounting; Tax; Regulatory Matters. Subject to action taken by the Board of Directors of Jefferson pursuant to or as a result of the exception clause to the first sentence of Section 4.4 hereof, Jefferson has not taken or agreed to take any action or has any knowledge of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code, or materially impede or delay receipt of any approval referred to in Section 4.6.

                (w) Regulatory Approvals. Jefferson does not know of any reason why the approvals, consents and waivers of governmental authorities referred to in Sections 5.1(f) and 5.2(e) hereof should not be obtained on a timely basis without the imposition of any condition of the type referred to in
          Section 5.1(f) hereof.

          3.2. Representations and Warranties of Crestar and Crestar Bank. Crestar and Crestar Bank represent and warrant to Jefferson as follows:

                (a) Organization, Standing and Power. Crestar is a corporation duly organized, validly existing and in good standing under the laws of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Crestar has delivered to Jefferson complete and correct copies of its Articles of Incorporation and all amendments thereto to the date hereof and its Bylaws as amended to the date hereof.

                (b) Capital Structure. The authorized capital stock of Crestar consists of 100,000,000 shares of Common Stock, of which 37,717,023 shares were issued and outstanding as of June 30, 1994, and no shares of Preferred Stock were issued and outstanding as of June 30, 1994. All of such issued and outstanding shares of Crestar Common Stock were validly issued, fully paid and nonassessable at such date.

                The authorized capital stock of Crestar Bank consists of 1,500,000 shares of common stock, $150 par value, of which 1,400,000 shares were issued and outstanding as of June 30, 1994, all of which shares are owned by Crestar free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever. All such issued and outstanding shares of common stock of Crestar Bank were validly issued, fully paid and nonassessable.

                (c) Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Crestar; and this Agreement is a valid and binding obligation of Crestar, enforceable in accordance with its terms. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Crestar with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Articles of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Crestar is a party, or by which it or any of its properties or assets may be bound or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Crestar or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, the rules of the New York Stock Exchange and regulations of the Federal Reserve Board, the OTS, the FDIC and the SCC is required in connection with the execution and delivery by Crestar of this Agreement or the consummation by Crestar of the transactions contemplated hereby or by the Plan of Merger.

                The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Merger have been duly and validly authorized by all necessary action on the part of Crestar Bank, and this Agreement is a valid and binding obligation of Crestar Bank, enforceable in accordance with its terms. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and by the Plan of Merger and compliance by Crestar Bank with any of the provisions hereof or thereof will not (i) conflict with or result in a breach of any provision of its Articles of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Crestar Bank is a party, or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Crestar Bank or any of its properties or assets. No consent or approval by any government authority, other than compliance with applicable federal and state securities and banking laws, and regulations of the Federal Reserve Board, the OTS, the FDIC and the SCC, is required in connection with the execution and delivery by Crestar Bank of this Agreement or the consummation by Crestar Bank of the transactions contemplated hereby or by the Plan of Merger.

                (d) Financial Statements. Crestar has on or prior to the date hereof delivered to Jefferson copies of the following consolidated financial statements of Crestar (the "Crestar Financial Statements"):

                     (i) Consolidated Balance Sheets as of December 31, 1993 and 1992 (audited) and as of June 30, 1994 and 1993 (unaudited);

                   (ii) Consolidated Income Statements for each of the three years ended December 31, 1993, 1992, and 1991 (audited) and the three months and the six months ended June 30, 1994 and 1993 (unaudited);

                  (iii)   Consolidated Statements of Changes in
                Shareholders' Equity for each of the three years ended December 31, 1993, 1992 and 1991 (audited) and the three and six months ended June 30, 1994 and 1993 (unaudited); and

                   (iv) Consolidated Statements of Cash Flows for each of the three years ended December 31, 1993, 1992 and 1991 (audited) and the six months ended June 30, 1994 and 1993 (unaudited).

          Such consolidated financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated unless otherwise noted in the Crestar Financial Statements. Each of such consolidated balance sheets, together with the notes thereto, presents fairly as of its date the financial condition and assets and liabilities of Crestar. The consolidated income statements, statements of changes in shareholders' equity and statements of cash flows, together with the notes thereto, present fairly the results of operations, shareholders' equity and cash flows of Crestar for the periods indicated.

                (e) Absence of Undisclosed Liabilities. At June 30, 1994 and December 31, 1993, Crestar and its consolidated subsidiaries had no material obligations or liabilities, (contingent or otherwise) of any nature which were not reflected in the Crestar Financial Statement as of such dates, or disclosed in the notes thereto, except for those which are disclosed in Schedules specifically referred to herein or which in the aggregate are immaterial.

                (f) Absence of Changes. Since June 30, 1994 there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, earnings or business of Crestar, other than changes resulting from or attributable to (i) changes since such date in laws or regulations, generally accepted accounting principles or interpretations of either thereof that affect the banking or savings and loan industries generally, (ii) changes since such date in the general level of interest rates, and (iii) expenses since such date incurred in connection with the transactions contemplated by this Agreement. Since June 30, 1994 the business of Crestar has been conducted only in the ordinary course.

                (g) Brokers and Finders. Neither Crestar, Crestar Bank nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein.

                (h) Subsidiaries. Crestar's first-tier subsidiaries are Crestar Bank, Crestar Bank N.A., Crestar Bank MD, Crestar Insurance Agency, Inc., and Crestar Securities Corporation. Such corporations are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation and have all requisite corporate power and authority to own, lease and operate their properties and to carry on their business as now being conducted in all material respects. As of the date hereof, neither Crestar nor Crestar Bank (other than in a fiduciary capacity) directly or indirectly own, or have any rights to acquire, any shares of Jefferson Common Stock, other than pursuant to the Option Agreement.

                (i) Reports. Since January 1, 1990, Crestar has filed all material reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the SCC, (iv) the SEC and (v) any other governmental or regulatory authority or agency having jurisdiction over their operations. Each of such reports and documents, including the financial statements, exhibits and schedules thereto, filed with the SEC pursuant to the 1934 Act was in form and substance in compliance with the 1934 Act. No such report or statement, or any amendments thereto, contains any statement which, at the time and in light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading.

                (j) Tax Matters. Each of Crestar, Crestar Bank, and all other corporations that are members of the same "affiliated group," as defined in Section 1504(a)(1) of the Code, as Crestar (collectively, the "Crestar Group") has filed or caused to be filed or (in the case of returns or reports not yet due) will file all tax returns and reports required to have been filed by or for it before the Effective Time of the Merger. Each member of the Crestar Group has paid or made adequate provision for or (with respect to returns or reports not yet filed) before the Effective Time of the Merger will pay or make adequate provision for all taxes, additions to tax, penalties, and interest for all periods covered by those returns or reports. The consolidated balance sheets contained in the Crestar Financial Statements fully and properly reflect, as of the dates thereof, the aggregate liabilities of the members of the Crestar Group for all accrued taxes, additions to tax, penalties and interest. For periods ending after June 30, 1994, the books and records of each member of the Crestar Group fully and properly reflect its liability for all accrued taxes, additions to tax, penalties and interest. Except as disclosed in Schedule M, no member of the Crestar Group has granted (nor is it subject to) any waiver of the period of limitations for the assessment of tax for any currently open taxable period, and no unpaid tax deficiency has been asserted in writing against or with respect to any member of the Crestar Group by any taxing authority.

                (k) Property. Crestar and Crestar Bank own (or enjoy use of under capital leases) all property reflected on the Crestar Financial Statements as of June 30, 1994 and December 31, 1993 as being owned by them (except property sold or otherwise disposed of in the ordinary course of business).
          All property shown as being owned is owned free and clear of mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except those referred to in such Crestar Financial Statements or the notes thereto, liens for current taxes not yet due and payable, any unfiled mechanic's liens and such encumbrances and imperfections of title, if any, as are not substantial in character or amount or otherwise would materially impair Crestar's consolidated business operations. The leases relating to leased property are fairly reflected in such Crestar Financial Statements.

                All property and assets material to the business or operations of Crestar and Crestar Bank are in substantially good operating condition and repair, and such property and assets are adequate for the business and operations of Crestar and Crestar Bank.

                (l) Agreements in Force and Effect. All material contracts, agreements, plans, leases, policies and licenses of Crestar and Crestar Bank are valid and in full force and effect; and Crestar and Crestar Bank have not breached any material provision of, or are in default in any material respect under the terms of, any such contract, agreement, lease, policy or license, the effect of which breach or default would have a material adverse effect upon the financial condition, results of operations or business of Crestar and its subsidiaries taken as a whole.

                (m) Legal Proceedings; Compliance with Laws. There is no legal, administrative, arbitration or other proceeding or governmental investigation pending, or, to the knowledge of Crestar's and Crestar Bank's management, threatened or probable of assertion which, if decided adversely, would have a material adverse effect on the financial condition, results of operations, business or prospects of Crestar on a consolidated basis. Crestar and Crestar Bank have complied with any laws, ordinances, requirements, regulations or orders applicable to their respective businesses, except where noncompliance would not have a material adverse effect on the financial condition, results of operations, business or prospects of Crestar on a consolidated basis. Crestar and Crestar Bank have all licenses, permits, orders or approvals of any federal, state, local or foreign governmental or regulatory body that are necessary for the conduct of the respective businesses of Crestar and Crestar Bank and the absence of which would have a material adverse effect on the financial condition, results of operations, business or prospects of Crestar on a consolidated basis; the Permits are in full force and effect; neither Crestar nor Crestar Bank is aware of any material violations that are or have been recorded in respect of any Permit nor has Crestar or Crestar Bank received notice of any violations; and no proceeding is pending or, to the knowledge of Crestar or Crestar Bank, threatened to revoke or limit any Permit. Neither Crestar nor Crestar Bank is subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected to materially adversely affect, the financial condition, results of operations, business or prospects of Crestar on a consolidated basis.

                (n)  Employee Benefit Plans.

                     (1) Neither Crestar nor any of its subsidiaries, nor any employee benefit pension plan (as defined in Section 3(2) of ERISA (a "Pension Plan")) maintained by it, has incurred any material liability to the PBGC or to the Internal Revenue Service with respect to any Pension Plan, deferred compensation, consultant, severance, thrift, option, bonus and group insurance contract or any other incentive, welfare and employee benefit plan and agreement presently in effect, or approved prior to the date hereof, for the benefit of employees or former employees of Crestar and its subsidiaries or the dependents or beneficiaries of any employee or former employee of Crestar or any subsidiary (the "Crestar Employee Plans"). There is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made.

                     (2) Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the Closing Date under the terms of each Crestar Employee Plan, ERISA, or a collective bargaining agreement, and no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan.

                     (3) No Crestar Employee Plan is a "multiemployer plan" (as defined in Section 3(37) of ERISA). Neither Crestar nor Crestar Bank has incurred any material liability under Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan (as defined in Section 3(37) of ERISA). Neither Crestar nor Crestar Bank has participated in or agreed to participate in, a multiemployer plan (as defined in Section 3(37) of ERISA).

                     (4)  All "employee benefit plans," as defined in
                Section 3(3) of ERISA, that are maintained by Crestar comply and have been administered in compliance in all material respects with ERISA and all other applicable legal requirements, including the terms of such plans, collective bargaining agreements and securities laws. Neither Crestar nor Crestar Bank has any material liability under any such plan that is not reflected in the Crestar Financial Statements.

                     (5) No prohibited transaction has occurred with respect to any "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by Crestar or Crestar Bank that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under Section 4975 of the Code.

                (o) Regulatory Approvals. Neither Crestar nor Crestar Bank knows of any reason why the approvals, consents and waivers of governmental authorities referred to in Sections 5.1(f) and 5.2(e) hereof should not be obtained on a timely basis without the imposition of any condition of the type referred to in Section 5.1(f) hereof.

                (p) Disclosure. Except to the extent of any subsequent correction or supplement with respect thereto furnished prior to the date hereof, no written statement, certificate, schedule, list or other written information furnished by or on behalf of Crestar at any time to Jefferson, in connection with this Agreement when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.
          Each document delivered or to be delivered by Crestar to Jefferson is or will be a true and complete copy of such document, unmodified except by another document delivered by Crestar.


                               ARTICLE IV
                    Conduct and Transactions Prior to
                      Effective Time of the Merger

          4.1. Access to Records and Properties of Crestar, Crestar Bank and Jefferson; Confidentiality. Between the date of this Agreement and the Effective Time of the Merger, each of Crestar and Crestar Bank on the one hand, and Jefferson on the other, agree to give to the other reasonable access to all the premises and books and records (including tax returns filed and those in preparation) of it and its subsidiaries and to cause its officers to furnish the other with such financial and operating data and other information with respect to the business and properties as the other shall from time to time request for the purposes of verifying the representations and warranties set forth herein, preparing the Registration Statement (as defined in Section 4.2) and applicable regulatory filings (as set forth in Section 4.6), and preparing unaudited financial statements of Jefferson as of a date prior to the Effective Time of the Merger in order to facilitate Crestar in performance of its post-Closing Date financial reporting requirements; and pre-merger review as permitted in Section 7.1(g) provided, however, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the respective business of the other. Crestar and Jefferson shall each maintain the confidentiality of all confidential information furnished to it by the other party hereto concerning the business, operations, and financial condition of the party furnishing such information, and shall not use any such information except in furtherance of the Merger. If this Agreement is terminated, each party hereto shall promptly return all documents and copies of, and all workpapers containing, confidential information received from the other party hereto. The obligations of confidentiality under this Section 4.1 shall survive any such termination of this Agreement and shall remain in effect, except to the extent that (a) one party shall have directly or indirectly acquired the assets and business of the other party; (b) as to any particular confidential information with respect to one party, such information (i) shall become generally available to the public other than as a result of an unauthorized disclosure by the other party or (ii) was available to the other party on a nonconfidential basis prior to its disclosure by the first party; (c) disclosure by any party is required by subpoena or order of a court of competent jurisdiction or by order of a regulatory authority of competent jurisdiction; or (d) disclosure is required by the SEC or bank or thrift regulatory authorities in connection with the transactions contemplated by this Agreement, provided that the disclosing party has, prior to such disclosure, advised the other party of the circumstances necessitating such disclosure and have reached mutually agreeable arrangements relating to such disclosure.

          4.2. Registration Statement, Proxy Statement, Shareholder Approval. Jefferson will duly call and will hold a meeting of its shareholders as soon as practicable for the purpose of approving the Merger and will comply fully with the provisions of the Home Owners Loan Act ("HOLA") and the regulations promulgated hereunder, the 1933 Act and the 1934 Act and the rules and regulations of the SEC and the OTS under such acts to the extent applicable, and the Charter and By-laws of Jefferson relating to the call and holding of a meeting of shareholders for such purpose. Subject to action taken by its Board of Directors pursuant to or as a result of the exception clause to the first sentence of Section 4.4 hereof, the Board of Directors of Jefferson will recommend to and actively encourage shareholders that they vote in favor of the Merger. Crestar and Jefferson will jointly prepare the proxy statement-prospectus to be used in connection with such meeting (the "Proxy Statement-Prospectus") and Crestar will prepare and file with the SEC a Registration Statement on Form S-4 (the "Registration Statement"), of which such Proxy Statement-Prospectus shall be a part, and use its best efforts promptly to have the Registration Statement declared effective. In connection with the foregoing, Crestar will comply with the requirements of the 1933 Act, the 1934 Act, the New York Stock Exchange and the rules and regulations of the SEC under such acts with respect to the offering and sale of Crestar Common Stock in connection with the Merger and with all applicable state Blue Sky and securities laws. The notices of such meetings and the Proxy Statement-Prospectus shall not be mailed to Jefferson shareholders until the Registration Statement shall have become effective under the 1933 Act. Jefferson covenants that none of the information supplied by Jefferson and Crestar covenants that none of the information supplied by Crestar in the Proxy Statement-Prospectus will, at the time of the mailing of the Proxy Statement-Prospectus to Jefferson shareholders, contain any untrue statement of a material fact nor will any such information omit any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; and at all times subsequent to the time of the mailing of the Proxy Statement-Prospectus, up to and including the date of the meeting of Jefferson shareholders to which the Proxy Statement-Prospectus relates, none of such information in the Proxy Statement-Prospectus, as amended or supplemented, will contain an untrue statement of a material fact or omit any material fact required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

          Crestar, as the sole shareholder of Crestar Bank, hereby approves this Agreement and the Plan of Merger.

          4.3. Operation of the Business of Jefferson. Jefferson agrees that from June 30, 1994 to the Effective Time of the Merger, it has operated, and it will operate, its business substantially as presently operated and only in the ordinary course and in general conformity with applicable laws and regulations, and, consistent with such operation, it will use its best efforts to preserve intact its present business organizations and its relationships with persons having business dealings with it. Without limiting the generality of the foregoing, Jefferson agrees that it will not, without the prior written consent of Crestar, (i) make any change in the salaries, bonuses or title of any officer; (ii) make any change in the title, salaries or bonuses of any other employee, other than those permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to Crestar; (iii) enter into any bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement or increase benefits under existing plans; (iv) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (v) amend its Charter or By-laws; (vi) issue or contract to issue any shares of Jefferson capital stock or securities exchangeable for or convertible into capital stock except (x) up to 75,250 shares of Jefferson Common Stock issuable pursuant to Jefferson Options outstanding as of June 30, 1994, or (y) pursuant to the Option Agreement; (vii) purchase any shares of Jefferson capital stock; (viii) enter into or assume any material contract or obligation, except in the ordinary course of business; (ix) waive, release, compromise or assign any right or claim involving $75,000 or more; (x) propose or take any other action which would make any representation or warranty in Section 3.1 hereof untrue; (xi) introduce any new products or services or change the rate of interest on any deposit instrument to above-market interest rates; (xii) make any change in policies respecting extensions of credit or loan charge-offs; (xiii) change reserve requirement policies; (xiv) change securities portfolio policies; (xv) acquire a policy or enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $50,000 or more; (xvi) propose or take any action with respect to the closing of any branches;
(xvii) amend the terms of the Jefferson Options; (xviii) amend the terms of the written severance agreements identified in Schedule E except that such agreements may be amended to extend their term to no later than September 30, 1995; or (xix) make any change in any tax election or accounting method or system of internal accounting controls, except as may be appropriate to conform to any change in regulatory accounting requirements or generally accepted accounting principles. Jefferson further agrees that, between the date of this Agreement and the Effective Time of the Merger, it will consult and cooperate with Crestar regarding (i) loan portfolio management, including management and work-out of nonperforming assets, and credit review and approval procedures, including notice to Crestar's Credit Review Department Management of any new nonresidential loans in excess of $500,000, and (ii) securities portfolio and funds management, including management of interest rate risk.

          4.4. No Solicitation. Unless and until this Agreement shall have been terminated pursuant to its terms, neither Jefferson nor any of its executive officers, directors, representatives, agents or affiliates shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations (with any person other than Crestar) concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving Jefferson or disclose, directly or indirectly, any information not customarily disclosed to the public concerning Jefferson, afford to any other person access to the properties, books or records of Jefferson or otherwise assist any person preparing to make or who has made such an offer, or enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of significant amount of assets, except in a situation in which a majority of the full Board of Directors of Jefferson has determined in good faith, upon advice of counsel, that such Board has a fiduciary duty to consider and respond to a bona fide proposal by a third party (which proposal was not directly or indirectly solicited by Jefferson or any of its officers, directors, representatives, agents or affiliates) and provides written notice of its intention to consider such proposal and the material terms thereof to Crestar at least five days before responding to the proposal. Jefferson will promptly communicate to Crestar the terms of any proposal which it may receive in respect to any of the foregoing transactions.

          4.5. Dividends. Jefferson agrees that since June 30, 1994 it has not, and prior to the Effective Time of the Merger it will not, declare any cash dividends without the prior written consent of Crestar.

          4.6. Regulatory Filings; Best Efforts. Crestar and Jefferson shall jointly prepare all regulatory filings required to consummate the transactions contemplated by the Agreement and the Plan of Merger and submit the filings for approval with the Federal Reserve Board, the OTS, the FDIC and the SCC as soon as practicable after the date hereof. Crestar and Jefferson shall use their best efforts to obtain approvals of such filings.

          4.7. Public Announcements. Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any press release or make any such public statement prior to such consultations and approval of the other party, which approval shall not be unreasonably withheld, except as may be required by law.

          4.8. Operating Synergies; Conformance to Reserve Policies, Etc. Between the date hereof and the Effective Time of the Merger, Jefferson's management will work with Crestar Bank to achieve appropriate operating efficiencies following the Closing Date. Crestar notification to Jefferson's customers and Crestar's direct contact with customers will commence following receipt of Federal Reserve Board approval but not earlier than 30 days prior to the Closing Date. At the request of Crestar Bank and upon receipt by Jefferson of written confirmation from Crestar and Crestar Bank that there are no conditions to the obligations of Crestar and Crestar Bank under this Agreement set forth in Article V which they believe will not be fulfilled so as to permit them to consummate the Merger and the other transactions contemplated hereby, not more than three days before the Effective Time of the Merger Jefferson shall establish such additional accruals, reserves and charge-offs, through appropriate entries in its accounting books and records, as may be necessary to conform Jefferson's accounting and credit loss reserve practices and methods to those of Crestar Bank (as such practices and methods are to be applied from and after the Effective Time of the Merger) and to Crestar Bank's plans with respect to the conduct of the business of Jefferson following the Merger, as well as for the anticipated recapture of the bad debt reserve established by Jefferson for federal income tax purposes (and state income tax purposes, if applicable) prior thereto and the costs and expenses relating to the consummation by Jefferson of the Merger and the other transactions contemplated hereby. Any such accruals, reserves and charge-offs shall not be deemed to cause any representation and warranty of Jefferson to be untrue or inaccurate as of the Effective Time of the Merger.

          At the same time that the accruals referred to in the next two preceding sentences are established, Jefferson will convey any OREO properties that are titled in its name to a Jefferson subsidiary to be identified by Crestar.


          4.9. Crestar Rights Agreement. Crestar agrees that any rights issued pursuant to the Rights Agreement adopted by it in 1989 shall be issued with respect to each share of Crestar Common Stock issued pursuant to the terms hereof and the Plan of Merger, regardless whether there has occurred a Distribution Date under the terms of such Rights Agreement prior to the occurrence of the Effective Time of the Merger.

          4.10. Agreement as to Efforts to Consummate. Subject to action taken by the Board of Directors of Jefferson pursuant to or as a result of the exception clause to the first sentence of Section 4.4 hereof and to the other terms and conditions of this Agreement, each of Crestar and Jefferson agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using reasonable effort to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated herein. Each of Crestar and Jefferson shall use its best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

          4.11. Adverse Changes in Condition. Crestar and Jefferson each agrees to give written notice promptly to the other concerning any event or circumstance which would cause or constitute a breach of any of the representations, warranties or covenants of such party contained herein. Each of Crestar and Jefferson shall use its best efforts to prevent or promptly to remedy the same.

          4.12. NYSE Listing. If the shares of Crestar Common Stock to be issued in the Merger are not repurchased on the open market, Crestar will file with the New York Stock Exchange a Supplemental Listing Application for the shares of Crestar Common Stock to be issued in the Merger and have such shares approved for listing on the New York Stock Exchange prior to the Effective Time of the Merger.

          4.13. Updating of Schedules. Jefferson shall notify Crestar, and Crestar shall notify Jefferson, of any changes, additions or events which may cause any change in or addition to any Schedules delivered by it under this Agreement, promptly after the occurrence of same and at the Closing Date by delivery of updates of all Schedules, including future quarterly and annual Jefferson Financial Statements. No notification made pursuant to this Section 4.13 shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Schedule unless Crestar or Jefferson, as the case may be, specifically agree thereto in writing, nor shall any such notification be considered to constitute or give rise to a waiver by Jefferson on the one hand, or Crestar or Crestar Bank on the other hand of any condition set forth in this Agreement.

          4.14. Market for Jefferson Common Stock. Jefferson shall use its best efforts to ensure that the Jefferson Common Stock continues to be quoted on the National Association of Securities Dealers Automated Quotation System at all times between the date hereof and the Effective Time of the Merger.

          4.15. Transactions in Crestar Common Stock. Other than the issuance or acquisition of Crestar Common Stock pursuant to Crestar employee benefit plans, or the purchase or sale of Crestar Common Stock by Crestar Bank in its capacity as trustee under Crestar employee benefit plans or in any other fiduciary capacity in which it is directed to sell or purchase Crestar Common Stock, none of Crestar, Crestar Bank, or Jefferson will, directly or indirectly, purchase, publicly sell or publicly acquire any shares of Crestar Common Stock during the 10 trading days ending on the 10th day prior to the Effective Time of the Merger.


                                ARTICLE V
                          Conditions of Merger

          5.1. Conditions of Obligations of Crestar and Crestar Bank. The obligations of Crestar and Crestar Bank to perform this Agreement are subject to the satisfaction at or prior to the Effective Time of the Merger of the following conditions unless waived by Crestar and Crestar Bank.

                (a) Representations and Warranties; Performance of Obligations. The representations and warranties of Jefferson set forth in Section 3.l hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Merger as though made on and as of the Effective Time of the Merger (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date); Jefferson shall have in all material respects performed all obligations required to be performed by it and satisfied all conditions required to be satisfied by it under this Agreement prior to the Effective Time of the Merger; and Crestar and Crestar Bank shall have received a certificate signed by the Chief Executive Officer and by the Chief Financial Officer of Jefferson, which may be to their best knowledge after due inquiry, to such effects.

                (b) Authorization of Merger. All action necessary to authorize the execution, delivery and performance of this Agreement by Jefferson and the consummation of the transactions contemplated herein (including the shareholder action referred to in Section 4.2) shall have been duly and validly taken by the Board of Directors of Jefferson and by the shareholders of Jefferson and Jefferson shall have full power and right to merge on the terms provided herein.

                (c) Opinion of Counsel. Crestar and Crestar Bank shall have received an opinion of Elias, Matz, Tiernan & Herrick, L.L.P., special counsel to Jefferson, dated the Closing Date and satisfactory in form and substance to counsel to Crestar and Crestar Bank, in the form attached hereto as Exhibit B.

                (d) The Registration Statement. The Registration Statement shall be effective under the 1933 Act and Crestar shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to offer and issue the Crestar Common Stock in connection with the Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

                (e) Tax Opinion. Crestar and Crestar Bank shall have received, in form and substance satisfactory to them, an opinion of Hunton & Williams to the effect that, for federal income tax purposes, the Merger will qualify as a "reorganization" under Section 368(a) of the Code, and no taxable gain will be recognized by Crestar, Crestar Bank or Jefferson in the Merger (i) upon the transfer of Jefferson's assets to Crestar Bank in exchange for Crestar Common Stock, cash and the assumption of Jefferson's liabilities (but Jefferson or Crestar Bank may be required to include certain amounts in income as a result of the termination of any bad-debt reserve maintained by Jefferson for federal income tax purposes and other possible required changes in tax accounting methods) or (ii) upon the distribution of such Crestar Common Stock and cash to Jefferson shareholders.

                (f) Regulatory Approvals. All required approvals from federal and state regulatory authorities having jurisdiction to permit Crestar and Crestar Bank to consummate the Merger and to issue Crestar Common Stock to Jefferson shareholders shall have been received and shall have contained no conditions deemed in good faith to be materially disadvantageous by Crestar, including such approval necessary to consummate the Merger in an "Oakar" transaction as described in Section 1.1 hereof.

                (g) Affiliate Letters. Within 60 days of the date hereof, each shareholder of Jefferson who is a Jefferson Affiliate shall have executed and delivered a commitment and undertaking in the form of Exhibit D to the effect that
          (1) such shareholder will dispose of the shares of Crestar Stock received by him in connection with the Merger only in accordance with the provisions of paragraph (d) of Rule 145 under the 1933 Act; (2) such shareholder will not dispose of any of such shares until Crestar has received, at its expense, an opinion of counsel acceptable to it that such proposed disposition will not violate the provisions of paragraph (d) of Rule 145 and any applicable securities laws which opinion shall be rendered promptly following counsel's receipt of such shareholder's written notice of its intent to sell shares of Crestar Common Stock; and (3) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

                (h) Title Matters. Crestar shall have received evidence reasonably satisfactory to it as to the accuracy of the representations made by Jefferson with respect to branch real estate in Section 3.1(i).

                (i) NYSE Listing. If the shares of Crestar Common Stock to be issued in the Merger are not repurchased on the open market, such shares to be issued in the Merger shall have been approved for listing, upon notice of issuance, on the New York Stock Exchange.

                (j)  Acceptance by Crestar and Crestar Bank Counsel.
          The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to counsel for Crestar and Crestar Bank.

          5.2. Conditions of Obligations of Jefferson. The obligations of Jefferson to perform this Agreement are subject to the satisfaction at or prior to the Effective Time of the Merger of the following conditions unless waived by Jefferson:

                (a) Representations and Warranties; Performance of Obligations. The representations and warranties of Crestar and Crestar Bank set forth in Section 3.2 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Merger as though made on and as of the Effective Time of the Merger (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date); Crestar and Crestar Bank shall have in all material respects performed all obligations required to be performed by them and satisfied all conditions required to be satisfied by them under this Agreement prior to the Effective Time of the Merger; and Jefferson shall have received a certificate signed by the Chief Executive Officer and by the Chief Financial Officer of Crestar and Crestar Bank, which may be to their best knowledge after due inquiry, to such effects.

                (b) Authorization of Merger. All action necessary to authorize the execution, delivery and performance of this Agreement by Crestar and Crestar Bank and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the Boards of Directors of Crestar and Crestar Bank and the shareholders of Jefferson and Crestar Bank and Jefferson shall have full power and right to merge on the terms provided herein.

                (c) Opinion of Counsel. Jefferson shall have received an opinion of Hunton & Williams, counsel to Crestar and Crestar Bank, dated the Closing Date and satisfactory in form and substance to counsel to Jefferson, in the form attached hereto as Exhibit C.

                (d) The Registration Statement. The Registration Statement shall be effective under the 1933 Act and Crestar shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to offer and issue the Crestar Common Stock in connection with the Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

                (e) Regulatory Approvals. All required approvals from federal and state regulatory authorities having jurisdiction to permit Jefferson to consummate the Merger and to permit Crestar to issue Crestar Common Stock to Jefferson shareholders shall have been received, including such approval necessary to consummate the Merger in an "Oakar" transaction as described in Section 1.1 hereof.

                (f) Tax Opinion. Crestar, Crestar Bank and Jefferson shall have received, in form and substance reasonably satisfactory to them, an opinion of Hunton & Williams to the effect that, for federal income tax purposes, the Merger will qualify as a "reorganization" under Section 368(a) of the Code; no taxable gain will be recognized by Crestar, Crestar Bank or Jefferson in the Merger (i) upon the transfer of Jefferson's assets to Crestar in exchange for Crestar Common Stock, cash and the assumption of Jefferson's liabilities (but Jefferson or Crestar Bank may be required to include certain amounts in income as a result of the termination of any bad-debt reserve maintained by Jefferson for federal income tax purposes and other possible required changes in tax accounting methods) or (ii) upon the distribution of such Crestar Common Stock and cash to Jefferson shareholders; no taxable gain will be recognized by a Jefferson shareholder on the exchange by such shareholder of shares of Jefferson Common Stock solely for shares of Crestar Common Stock (including any fractional share interest) in the Merger; a Jefferson shareholder who receives cash and shares of Crestar Common Stock (including any fractional share interest) for shares of Jefferson Common Stock in the Merger pursuant to the cash election will recognize any gain realized (including any gain treated as a dividend) up to the amount of cash received (excluding cash in lieu of a fractional share of Crestar Common Stock), but will not recognize any loss; a Jefferson shareholder's basis in Crestar Common Stock (including any fractional share interest) received in the Merger will be the same as the shareholder's basis in the Jefferson Common Stock surrendered in exchange therefor, decreased by the amount of any cash received (excluding cash in lieu of a fractional share of Crestar Common Stock) and increased by the amount of any gain recognized (including any gain treated as a dividend) by the shareholder; the holding period of such Crestar Common Stock (including any fractional share interest) for a Jefferson shareholder will include the holding period of the Jefferson Common Stock surrendered in exchange therefor, if such Jefferson Common Stock is held as a capital asset by the shareholder at the Effective Time of the Merger; and a Jefferson shareholder who receives cash in lieu of a fractional share of Crestar Common Stock will recognize gain or loss equal to any difference between the amount of cash received and the shareholder's basis in the fractional share interest.

                (g) NYSE Listing. If the shares of Crestar Common Stock to be issued in the Merger are not repurchased on the open market, such shares to be issued in the Merger shall have been approved for listing, upon notice of issuance, on the New York Stock Exchange.

                (h) Fairness Opinion. The opinion of Scott & Stringfellow, Inc., dated the date hereof, to the effect that the consideration to be received by the shareholders of Jefferson as a result of the Merger is fair to the shareholders of Jefferson from a financial point of view, and shall not have been withdrawn prior to the mailing of the Proxy Statement for the meeting of shareholders of Jefferson referred to in Section 4.2 hereof.

                (i) Acceptance by Jefferson's Counsel. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be acceptable to counsel for Jefferson.


                               ARTICLE VI
                      Closing Date; Effective Time

          6.1. Closing Date. Unless another date or place is agreed to in writing by the parties, the closing of the transactions contemplated in this Agreement shall take place at the offices of Crestar, 919 East Main Street, Richmond, Virginia, at 10:00 o'clock A.M., local time, on such date as Crestar shall designate to Jefferson at least 10 days prior to the designated Closing Date and as reasonably acceptable to Jefferson; provided, that the date so designated shall not be earlier than 30 days after Federal Reserve Board approval, and shall not be later than 60 days after such approvals and, in no event, shall be later than June 30, 1995 (the "Closing Date").

          6.2.  Filings at Closing.  Subject to the provisions of
Article V, at the Closing Date, Crestar shall cause Articles of Merger relating to the Plan of Merger to be filed in accordance with the Virginia Stock Corporation Act, and each of Crestar and Jefferson shall take any and all lawful actions to cause the Merger to become effective.

          6.3. Effective Time. Subject to the terms and conditions set forth herein, including receipt of all required regulatory approvals, the Merger shall become effective at the time Articles of Merger filed with the SCC are made effective (the "Effective Time of the Merger").


                               ARTICLE VII
                Termination; Survival of Representations,
             Warranties and Covenants; Waiver and Amendment

          7.1. Termination. This Agreement shall be terminated, and the Merger abandoned, if the shareholders of Jefferson shall not have given the approval required by Section 4.2. Notwithstanding such approval by such shareholders, this Agreement may be terminated at any time prior to the Effective Time of the Merger, by:

                (a) The mutual consent of Crestar, Crestar Bank and Jefferson, as expressed by their respective Boards of Directors;

                (b) Either Crestar or Crestar Bank on the one hand or Jefferson on the other hand, as expressed by their respective Boards of Directors, if the Merger has not occurred by June 30, 1995, provided that the failure of the Merger to so occur shall not be due to a willful breach of any representation, warranty, covenant or agreement by the party seeking to terminate this Agreement;

                (c) By Crestar and Crestar Bank in writing authorized by its respective Board of Directors if Jefferson has, or by Jefferson in writing authorized by its Board of Directors, if Crestar or Crestar Bank has, in any material respect, breached
          (i) any covenant or agreement contained herein, or (ii) any representation or warranty contained herein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date; provided that it is understood and agreed that either party may terminate this Agreement on the basis of any such material breach of any representation or warranty contained herein notwithstanding any qualification therein relating to the knowledge of the other party;

                (d) Either Crestar or Crestar Bank on the one hand or Jefferson on the other hand, as expressed by their respective Boards of Directors, in the event that any of the conditions precedent to the obligations of such parties to consummate the Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that no party shall be entitled to terminate this Agreement pursuant to this subparagraph (d) if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing Date shall be appropriately postponed;

                (e) Crestar and Crestar Bank, if the Boards of Directors of Crestar and Crestar Bank shall have determined in their sole discretion, exercised in good faith, that the Merger, has become inadvisable or impracticable by reason of
          (A) the threat or the institution of any litigation, proceeding or investigation to restrain or prohibit the consummation of the transactions contemplated by this Agreement or to obtain other relief in connection with this Agreement or (B) public commencement of a competing offer for Jefferson Common Stock which is significantly better than Crestar's offer, and which Crestar certifies to Jefferson, in writing, it is unwilling to meet;

                (f) Crestar, Crestar Bank or Jefferson, if the Federal Reserve Board, the OTS, the FDIC or the SCC deny approval of the Merger and the time period for all appeals or requests for reconsideration has run.

                (g) Crestar if, following Crestar's pre-merger review of Jefferson's loan portfolio, such pre-merger review reveals that there are potential losses in the loan portfolio since June 30, 1994 which would cause a reduction of Jefferson's shareholders' equity by 10% or more from that reflected in the Jefferson Financial Statements at June 30, 1994; provided, however, that such reduction in Jefferson's shareholder equity shall be exclusive of any change in Jefferson's shareholder equity resulting from any credit or reserve adjustments of which Crestar has informed Jefferson as disclosed in Schedule N attached hereto.

          7.2. Effect of Termination. In the event of the termination and abandonment of this Agreement and the Merger pursuant to Section 7.1, this Agreement, other than the provisions of Sections 4.1 (last three sentences) and 9.1, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, provided that nothing contained in this Section 7.2 shall relieve any party from liability for any willful breach of this Agreement.

          7.3. Survival of Representations, Warranties and Covenants. The respective representations and warranties, obligations, covenants and agreements (except for those contained in Sections 1.2, 1.3, 2.1, 2.2, 2.3, 2.5, 2.6, 4.1 (second sentence), 8.1, 8.2, 8.3, 8.4, 8.5 and
9.1, which shall survive the effectiveness of the Merger) of Crestar, Crestar Bank and Jefferson contained herein shall expire with, and be terminated and extinguished by, the effectiveness of the Merger and shall not survive the Effective Time of the Merger.

          7.4. Waiver and Amendment. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof and this Agreement may be amended or supplemented by written instructions duly executed by all parties hereto at any time, whether before or after the meeting of Jefferson shareholders referred to in Section 4.2 hereof, excepting statutory requirements and requisite approvals of shareholders and regulatory authorities, provided that any such amendment or waiver executed after shareholders of Jefferson have approved this Agreement and the Plan of Merger shall not modify either the amount or form of the consideration to be received by such shareholders for their shares of Jefferson Common Stock or otherwise materially adversely affect such shareholders without their approval.


                              ARTICLE VIII
                          Additional Covenants

          8.1. Indemnification of Jefferson Officers and Directors; Liability Insurance. After the Effective Time of the Merger, Crestar acknowledges its obligation to provide, and agrees to provide, indemnification to the directors, employees and officers of Jefferson as if they had been directors, employees or officers of Crestar prior to the Effective Time of the Merger, to the extent permitted under the Virginia Stock Corporation Act and the Articles of Incorporation and Bylaws of Crestar as in effect as of the date of this Agreement. Such indemnification shall continue for six years after the Effective Time of the Merger, provided that any right to indemnification in respect of any claim asserted or made within such six year period shall continue until final disposition of such claim. Crestar will provide officers and directors liability insurance coverage to all Jefferson directors and officers, whether or not they become part of the Crestar organization after the Effective Time of the Merger, to the same extent it is provided to Crestar's officers and directors, provided that coverage will not extend to acts as to which notice has been given prior to the Effective Time of the Merger. The right to indemnification and insurance provided in this Section 8.1 is intended to be for the benefit of directors, employees and officers of Jefferson and as such may be personally enforced by them at law or in equity.

          8.2. Employee Matters. (a) Jefferson Senior Management Group. Each member of Jefferson's senior management who might be displaced as a result of the Merger, will be interviewed by his/her Crestar Bank counterpart with the goal of determining if there are mutually beneficial employment opportunities available within Crestar Bank or another subsidiary of Crestar.

                (b) Winfree Agreement. Crestar and Thomas W. Winfree shall negotiate in good faith and, prior to the Effective Time of the Merger, shall use their best efforts to enter into a services agreement for the employment of Mr. Winfree, which employment shall become effective upon the Effective Time of the Merger. Any such services agreement shall supersede in its entirety the rights and obligations of the parties pursuant to the existing Employment Agreement between Jefferson and Mr. Winfree dated June 7, 1994 (the "Employment Agreement"). Should Crestar and Mr. Winfree not enter into a new employment agreement prior to the Effective Time of the Merger, Crestar shall honor the terms of the Employment Agreement.

                (c) Other Employees. Crestar Bank will undertake to continue employment of all branch personnel who meet Crestar's employment qualification requirements and needs, either at existing Jefferson offices or at Crestar offices. Jefferson non-branch personnel terminated as a result of the Merger will be interviewed prior to the Effective Time of the Merger for open positions within Crestar Bank or a subsidiary of Crestar. Crestar or Crestar Bank will pay a severance benefit to each person, other than those persons who have entered into written severance agreements with Jefferson and that are identified on Schedule E, who is an employee of Jefferson at the Effective Time of the Merger and who (x) is not offered a comparable position with Crestar Bank or a subsidiary of Crestar (the acceptance of a position with Crestar Bank or a subsidiary of Crestar shall establish that such position was comparable) or
          (y) is terminated without cause within six months after the Effective Time of the Merger. The amount of such severance benefit will equal one week of such employee's base pay (as in effect immediately before the Effective Time of the Merger) for each full year of service with Jefferson up to 20 years and two weeks of such base pay for each full year of service with Jefferson over 20 years; provided, however, that the severance benefit shall not be less than four weeks of base pay. Crestar Bank shall assume Jefferson's obligation under the written severance agreements that are identified on Schedule E and Crestar Bank shall pay any severance benefits that may become payable under such agreements. Each person who is a Jefferson employee at the Effective Time of the Merger shall be paid promptly after the Effective Time of the Merger for all accrued but unused vacation time through December 31, 1994, or, if earlier, the Effective Time of the Merger as set forth on the books of Jefferson. Except for written severance agreements identified in Schedule E hereto, which may be renewed for one year effective September 30, 1994, Jefferson shall take or cause to be taken such actions as are necessary to terminate its severance pay policies or plans effective prior to the Effective Time of the Merger. Out-placement counseling will be available through the Virginia Employment Commission for any Jefferson employees who are entitled to severance benefits from Crestar under this
          Section 8.2(c) or under a written severance agreement that is identified on Schedule E.

          8.3. Employee Benefit Matters. (a) Transferred Employees. All employees of Jefferson immediately prior to the Effective Time of the Merger who are employed by Crestar, Crestar Bank or another Crestar subsidiary immediately following the Effective Time of the Merger ("Transferred Employees") will be covered by Crestar's employee benefit plans as to which they are eligible based on their length of service, compensation, job classification, and position, including, where applicable, any incentive compensation plan. Notwithstanding the foregoing, Crestar may determine to continue any of the Jefferson benefit plans for Transferred Employees in lieu of offering participation in Crestar's benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of the Jefferson benefit plans, or to merge any such benefit plans with Crestar's benefit plans. Except as specifically provided in this Section 8.3 and as otherwise prohibited by law, Transferred Employees' service with Jefferson shall be recognized as service with Crestar for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under Crestar's benefit plans, subject to applicable break-in-service rules.

                (b) Health Plans. Crestar agrees that any pre-existing condition, limitation or exclusion in its health plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Jefferson on the date of the Merger and who then change coverage to Crestar's medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in Crestar's health plans.

                (c) Jefferson 401(k) Profit Sharing Plan. Crestar agrees that immediately following the Merger, all participants who then have accounts in the 401(k) profit sharing plan maintained by Jefferson (the "401(k) Plan") shall be fully vested in their account balances. Crestar, at its election, may continue the 401(k) Plan for the benefit of Transferred Employees (as such plan may be amended as of the Effective Time of the Merger to provide current contributions and eligibility provisions identical to those under the Crestar Employees' Thrift and 401(k) Plan), may merge the 401(k) Plan into the Crestar Employees' Thrift and Profit Sharing Plan (the "Crestar Thrift Plan") or the Crestar Merger Plan for Transferred Employees, or may cease additional benefit accruals under and contributions to the 401(k) Plan and continue to hold the assets of such Plan until they are distributable in accordance with its terms. In the event of a merger of the 401(k) Plan into the Crestar Thrift Plan or a cessation of accruals and contributions under the 401(k) Plan, the Crestar Thrift Plan will recognize for purposes of eligibility to participate, early retirement, and eligibility for vesting, all Transferred Employees' service with Jefferson, subject to applicable break-in-service rules. Jefferson agrees to cooperate with Crestar in implementing any decision under this subsection (c) with respect to the 401(k) Plan. Jefferson agrees that by December 31, 1994, but in all events prior to the Effective Time of the Merger, it will file an application with the Internal Revenue Service requesting a new favorable determination letter for the 401(k) Plan.

                (d) Crestar Retirement Plan. The Retirement Plan for Employees of Crestar Financial Corporation and Affiliated Corporations ("Crestar's Retirement Plan") will recognize for purposes of eligibility to participate, vesting and eligibility for early retirement, but not for benefit accrual purposes, all Transferred Employees' service with Jefferson, subject to applicable break-in-service rules. Jefferson agrees that by December 31, 1994, but in all events prior to the Effective Time of the Merger, it will file an application with the Internal Revenue Service requesting a new favorable determination letter for the Jefferson Savings and Loan Association Employees' Pension Plan (the "Pension Plan"). Crestar, at its option, may continue the Pension Plan as a frozen plan, or may terminate the Pension Plan and pay out benefits, or may merge the Pension Plan into Crestar's Retirement Plan. In the event of a plan merger, former participants in the Pension Plan will receive benefits from Crestar's Retirement Plan equal to (x) their respective benefit under the Pension Plan as of the plan merger date plus
          (y) any vested accrued benefit earned under Crestar's Retirement Plan on and after the Effective Time of the Merger for service thereafter with Crestar and its affiliates (subject to break in service rules).

          8.4. Crestar Bank/Warrenton Local Advisory Board of Directors. Crestar Bank will offer (a) up to six members of the Jefferson board of directors a position on Crestar Bank's local advisory board in Warrenton, and (b) one member of the Jefferson board of directors a position on Crestar Bank's Greater Washington Regional ("GWR") Board, for a term of one year commencing at the Effective Time of the Merger. Members who agree to serve on the Warrenton advisory board will be paid on the usual terms and conditions that Crestar pays members of its other, similar, advisory boards, and in the case of the GWR Board, such member shall be paid the same as the other members of the GWR Board.

          8.5. Stock Options. Each holder of outstanding Jefferson Options shall elect, by giving notice to Jefferson prior to the Closing Date, either to (a) allow the Jefferson Options to terminate at the Effective Time of the Merger and promptly following the Effective Time of the Merger receive a cash payment (subject to all applicable withholding taxes) equal to the excess of (i) the aggregate Price Per Share of the Jefferson Common Stock represented by his Jefferson Options less (ii) the aggregate exercise price of such Jefferson Options, (b) exercise the Jefferson Options for Jefferson Common Stock prior to the Closing Date and convert such Common Stock into Crestar Common Stock or elect to receive cash as provided in Section 2.1 hereof, or (c) have the Jefferson Options assumed by Crestar. Crestar (on behalf of the Surviving Bank) agrees to make any cash payment required under this Section promptly following consummation of the Merger. Jefferson Options that are assumed by Crestar shall be converted into options to purchase Crestar Common Stock, the number and price of which shall be determined in accordance with Code section 424 and the regulations promulgated under Code section 424 and any predecessor section.


                               ARTICLE IX
                              Miscellaneous

          9.1. Expenses. Each party hereto shall bear and pay the costs and expenses incurred by it relating to the transactions contemplated hereby.

          9.2. Entire Agreement. This Agreement contains the entire agreement among Crestar, Crestar Bank and Jefferson with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

          9.3. Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement.

          9.4. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

                If to Crestar or Crestar Bank:

                     Crestar Financial Corporation
                     P. O. Box 26665
                     919 East Main Street
                     Richmond, Virginia 23261-6665
                     Attention:  John C. Clark III
                                 Corporate Senior Vice President,
                                   Secretary and General Counsel

                Copy to:

                     Lathan M. Ewers, Jr.
                     Hunton & Williams
                     951 East Byrd Street
                     Richmond, Virginia  23219

                If to Jefferson:

                     Jefferson Savings & Loan Association
                     550 Broad View Avenue
                     Warrenton, Virginia  22186
                     Attention:  Thomas W. Winfree, President

                Copy to:

                     Gerard L. Hawkins
                     Elias, Matz, Tiernan & Herrick, L.L.P.
                     12th Floor, The Walker Building
                     734 15th Street, N.W.
                     Washington, D.C.  20005

          9.5. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

          9.6. Governing Law. Except as may otherwise be required by the laws of the United States, this Agreement shall be governed by and construed in accordance with the laws of Virginia.
          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its officers thereunto duly authorized, all as of the day and year first above written.

                               CRESTAR FINANCIAL CORPORATION


                               By
                                   Name:
                                   Title:



                               CRESTAR BANK


                               By
                                   Name:
                                   Title:




                               JEFFERSON SAVINGS AND LOAN
                               ASSOCIATION, F.A.


                               By
                                   Name:  Thomas W. Winfree
                                   Title: President



____________________________________________________________
____________________________________________________________
____________________________________________________________
____________________________________________________________

______________________________
All of the Directors of Jefferson affix their signatures hereto for the purpose of agreeing to vote all their shares of Jefferson Common Stock beneficially owned by them and with respect to which they have power to vote in favor of the Merger and, subject to their fiduciary duties, to cause the Merger to be recommended by the Board of Directors of Jefferson to the shareholders of Jefferson in the proxy statement sent to shareholders in connection with such shareholders' meeting.


                                                                     EXHIBIT A

                             PLAN OF MERGER

                                   OF

              JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A.

                                  INTO

                              CRESTAR BANK

     Section 1.  Jefferson Savings and Loan Association, F.A.
("Jefferson ") shall, upon the time that Articles of Merger are made effective by the State Corporation Commission of Virginia (the
"Effective Time of the Merger"), be merged (the "Merger") into Crestar Bank, which shall be the "Surviving Bank".

     Section 2.  Conversion of Stock.  At the Effective Time of the
Merger:

          (i) Each share of Crestar Bank Common Stock outstanding immediately prior to the Effective Time of the Merger shall continue unchanged as an outstanding share of Common stock of the Surviving Bank.

          (ii) Subject to Section 4, each share of Jefferson Common Stock which is issued and outstanding immediately prior to the Effective Time of the Merger (other than shares held by Crestar Financial Corporation ("Crestar") of record and shares to be exchanged for cash) and which, under the terms of Section 3 is to be converted into Crestar Common Stock, shall be converted into the number of shares of Crestar Common Stock determined by dividing $17.00 per share of Jefferson Common Stock (the "Price Per Share") by the average closing price of Crestar Common Stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the 10th day prior to the day of the Effective Time of the Merger (the "Average Closing Price"). The result of the quotient determined by dividing the Price Per Share by the Average Closing Price and rounded to the nearest thousandths decimal point is hereinafter called the "Exchange Ratio".

          (iii) Subject to Section 4, each share of Jefferson Common Stock outstanding immediately prior to the Effective Time of the Merger which, under the terms of Section 3, is to be converted into the right to receive cash, shall be converted into the right to receive the Price Per Share in cash (subject to all applicable withholding taxes).

          (iv) At the Effective Time of the Merger, Jefferson's transfer books shall be closed and no further transfer of Jefferson Common Stock shall be permitted.

          (v) Each holder of outstanding options to acquire shares of Jefferson Common Stock ("Jefferson Options") shall elect, by giving notice to Jefferson prior to the Closing Date, either to (a) allow the Jefferson Options to terminate at the Effective Time of the Merger and promptly following the Effective Time of the Merger receive a cash payment (subject to all applicable withholding taxes) equal to the excess of (i) the aggregate Price Per Share of the Jefferson Common Stock represented by his Jefferson Options less (ii) the aggregate exercise price of such Jefferson Options,
     (b) exercise the Jefferson Options for Jefferson Common Stock prior to the Closing Date and convert such Common Stock into Crestar Common Stock or elect to receive cash as provided in Section 2.(ii) hereof, or (c) have the Jefferson Options assumed by Crestar.

     Section 3. Manner of Conversion. The manner in which each outstanding share of Jefferson Common Stock shall be converted into Crestar Common Stock or cash, as specified in Section 2 hereof, after the Effective Time of the Merger, shall be as follows:

          (i) All shares for which cash elections shall have been made and for which certificates representing such shares shall have been delivered to Jefferson subject to the terms of the Agreement (as hereinafter defined) at or prior to the meeting of Jefferson shareholders at which the Merger is considered, shall be converted into the right to receive the Price Per Share in cash. If the Merger is approved by Jefferson's shareholders, a shareholder's election to receive the Price Per Share in cash shall be irrevocable. Pursuant to the terms of the Agreement, Jefferson shall retain certificates for shares submitted for cash purchase until either (i) termination of the Agreement (as hereinafter defined), upon which Crestar Bank shall return such certificates, or (ii) the Effective Time of the Merger, when Crestar Bank (which shall act as exchange agent) shall exchange such certificates for cash, at the Price Per Share, subject to Section 4. Certificates for shares of Jefferson Common Stock shall be submitted in exchange for cash accompanied by a Letter of Transmittal (to be promptly furnished by Crestar Bank, as exchange agent, to Jefferson shareholders of record as of the Effective Time of the Merger).

          (ii) Each share of Jefferson Common Stock, other than shares held of record by Crestar and shares for which a cash election has been made (and are not exchanged for cash because of Section 4), shall be exchanged for shares of Crestar Common Stock as determined by the Exchange Ratio.

          (iii) No fractional shares of Crestar Common Stock shall be issued, but instead the value of fractional shares shall be paid in cash (subject to all applicable withholding taxes), for which purpose the Average Closing Price shall be employed.

          (iv) Certificates for shares of Jefferson Common Stock shall be submitted in exchange for Crestar Common Stock and/or cash accompanied by a Letter of Transmittal (to be promptly furnished by Crestar Bank to Jefferson 's shareholders of record as of the Effective Time of the Merger). Until so surrendered, each outstanding certificate which, prior to the Effective Time of the Merger, represented Jefferson Common Stock, shall be deemed to evidence only the right to receive (a) shares of Crestar Common Stock as determined by the Exchange Ratio, or (b) in the case of shares for which cash elections shall have been made, the Price Per Share in cash (subject to all applicable withholding taxes) multiplied by the number of shares evidenced by the certificates, without interest. Until such outstanding shares formerly representing Jefferson Common Stock are so surrendered, no dividend payable to holders of record of Crestar Common Stock as of any date subsequent to the Effective Time of the Merger shall be paid to the holder of such outstanding certificates in respect thereof. Upon such surrender, dividends accrued or declared on Crestar Common Stock shall be paid in accordance with Section 2.2 of the Agreement and Plan of Reorganization dated as of September 1, 1994 (the "Agreement") among Crestar, Crestar Bank and Jefferson .

     Section 4. Proration of Shares Purchased with Cash. The number of shares of Jefferson Common Stock to be exchanged for cash cannot exceed 40% of the outstanding shares of Jefferson Common Stock immediately prior to the Effective Time of the Merger. If shareholders of Jefferson elect to exchange for cash more than this percentage of Jefferson Common Stock, Crestar shall purchase all shares submitted by holders of 100 or fewer shares (if such holder has submitted all his shares for cash exchange) and then purchase shares submitted by other holders pro rata so as to require Crestar to pay cash for no more than 40% of the shares of Jefferson Common Stock. A shareholder submitting shares for cash purchase all of whose shares are not exchanged for cash because of the proration provisions of this Section 4 shall receive shares of Crestar Common Stock at the Exchange Ratio for all shares of Jefferson Common Stock not exchanged for cash.

     Section 5. Articles of Incorporation, Bylaws and Directors of the Surviving Bank. At the Effective Time of the Merger, there shall be no change caused by the Merger in the Articles of Incorporation (except any change caused by the filing of Articles of Merger relating to the Merger), By-laws, or Board of Directors of the Surviving Bank.

     Section 6. Conditions to Merger. Consummation of the Merger is subject to the following conditions:

          (i) The approving vote of the holders of more than two-thirds of the outstanding shares of Jefferson Common Stock entitled to vote.

          (ii) The approval of the Merger by the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision and the State Corporation Commission of Virginia.

          (iii) The satisfaction of the conditions or the waiver of such conditions by the party for whose benefit they were imposed, as contained in the Agreement.

     Section 7. Effect of the Merger. The Merger, shall have the effect provided by Section 6.1-44 and Section 13.1-721 of the Code of Virginia.

     Section 8. Amendment. Pursuant to Section 13.1-718(I) of the Virginia Stock Corporation Act, the Board of Directors of Crestar Bank (with Jefferson's consent) reserves the right to amend this Plan of Merger at any time prior to issuance of the certificate of merger by the State Corporation Commission of Virginia, provided, however, that any such amendment made subsequent to the submission of this Plan of Merger to the shareholders of Jefferson, may not: (i) alter or change the amount or kind of shares, securities, cash, property or rights to be received in exchange for or in conversion of all or any of the shares of Jefferson Common Stock; (ii) alter or change any of the terms and conditions of this Plan of Merger if such alteration or change would adversely affect the shares of Jefferson Common Stock; or (iii) alter or change any term of the certificate of incorporation of Jefferson (except as provided herein).

                                                                Annex II

                         STOCK OPTION AGREEMENT


     STOCK OPTION AGREEMENT, dated as of September 1, 1994 (the
"Agreement"), by and between Jefferson Savings and Loan Association, F.A., a federal savings association ("Issuer"), and Crestar Financial Corporation, a Virginia corporation ("Grantee").

     WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Reorganization dated as of September 1, 1994 (the "Plan"), providing for, among other things, the merger of Issuer with and into Crestar Bank, a wholly-owned subsidiary of Grantee and Virginia banking corporation, with Crestar Bank as the surviving corporation; and

     WHEREAS, as a condition and inducement to Grantee's execution of the Plan, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Plan, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

     1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Plan.

     2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 260,864 shares (as adjusted as set forth herein) (the "Option Shares", which shall include the Option Shares before and after any transfer of such Option Shares) of Common Stock, $3.00 par value ("Issuer Common Stock"), of Issuer at a purchase price of $15.00 per Option Share (the "Purchase Price").

     3.   Exercise of Option.

          (a) Provided that Grantee shall not be in material breach of the agreements or covenants contained in this Agreement or in the Plan, and no preliminary or permanent injunction or other order against delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Grantee may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event; provided, that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time of the Merger (as defined in Section 6.3 of the Plan) of Issuer into Crestar Bank, (B) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Plan by Grantee due to a breach by Issuer of a covenant or agreement contained in the Plan, as the case may be pursuant to Section 7.1(c)(1) of the Plan (a "Default Termination")), (C) 12 months after the termination of the Plan by Grantee pursuant to a Default Termination (provided, however, that if within 12 months after such a termination of the Plan, a Purchase Event or Preliminary Purchase Event shall occur, then notwithstanding anything to the contrary contained herein this option shall terminate 12 months after the first occurrence of such an event), and (D) 12 months after termination of the Plan (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; and provided, further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law, including, without limitation, the Bank Holding Company Act of 1956, as amended (the "BHC Act").

          (b) As used herein, a "Purchase Event" means any of the following events:

                 (i) Without Grantee's prior written consent, Issuer shall have authorized, recommended or publicly-proposed, or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an, Acquisition Transaction (as defined below). As used herein, the term Acquisition Transaction shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its subsidiaries (other than transactions solely between Issuer's subsidiaries), (B) the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its subsidiaries representing in either case 25% or more of the consolidated assets of Issuer and its subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Issuer or any of its subsidiaries (any of the foregoing an "Acquisition Transaction"); or

                 (ii) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act")) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the 1934 Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Issuer Common Stock.

          (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

                 (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the 1934 Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "1933 Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively); or

                 (ii) the holders of Issuer Common Stock shall not have approved the Plan at the meeting of such stockholders held for the purpose of voting on the Plan, such meeting shall not have been held or shall have been canceled prior to termination of the Plan or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Plan, in each case after it shall have been publicly announced that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the 1933 Act with respect to an Exchange Offer, or
     (C) filed an application (or given a notice), whether in draft or final form, under the BHC Act, the Bank Merger Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction.

     As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the 1934 Act.

          (d) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision (the "OTS") or any other regulatory authority is required in connection with such purchase, Issuer shall cooperate with Grantee in the filing of the required notice of application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods).

     4.   Payment and Delivery of Certificates.

          (a) On each Closing Date, Grantee shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and
(ii) present and surrender this Agreement to Issuer at the address of Issuer specified in Section 11(f) hereof.

          (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a), (i) Issuer shall deliver to Grantee (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and subject to no preemptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

          (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF SEPTEMBER 1, 1994. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY ISSUER OF A WRITTEN REQUEST THEREFOR.

     It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the 1933 Act.

     5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

          (a) Due Authorization. Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer.
This Agreement has been duly executed and delivered by Issuer. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Issuer with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Charter or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Issuer is a party, by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Issuer or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, and regulations of the Federal Reserve Board and the OTS, is required of Issuer in connection with the execution and delivery by Issuer of this Agreement or the consummation by Issuer of the transactions contemplated hereby.

          (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including any preemptive rights of any stockholder of Issuer.

     6. Representations and Warrants of Grantee. Grantee hereby represents and warrants to Issuer that:

          (a) Due Authorization. Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

          (b) Purchase Not for Distribution. This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

     7.   Adjustment upon Changes in Capitalization, etc.

          (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a)), the number of shares of Issuer Common Stock subject to the Option shall he adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

          (b)    In the event that Issuer shall enter in an agreement:
(i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that upon the consummation of any such transaction and upon the terms and conditions set forth herein, Grantee shall receive for each Option Share with respect to which the Option has not been exercised an amount of consideration in the form of and equal to the per share amount of consideration that would be received by the holder of one share of Issuer Common Stock less the Purchase Price (and, in the event of an election or similar arrangement with respect to the type of consideration to be received by the holders of Issuer Common Stock, subject to the foregoing, proper provision shall be made so that the holder of the Option would have the same election or similar rights as would the holder of the number of shares of Issuer Common Stock for which the Option is then exercisable).

     8.   Registration Rights.

          (a) Demand Registration Rights. Issuer shall, subject to the conditions of subparagraph (c) below, if requested by Grantee, as expeditiously as possible prepare and file a registration statement under the 1933 Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee in such request, including without limitation a "shelf" registration statement under Rule 415 under the 1933 Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

          (b) Additional Registration Rights. If Issuer at any time after the exercise of the Option proposes to register any shares of Issuer Common Stock under the 1933 Act in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to Grantee (and any permitted transferee) of its intention to do so and, upon the written request of Grantee (or any such permitted transferee of Grantee) given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by Grantee (or such permitted transferee)), Issuer will cause all such shares, the holders of which shall have requested participation in such registration, to be so registered and included in such underwritten public offering; provided, however, that Issuer may elect to not cause any such shares to be so registered (i) if the underwriters in good faith object for valid business reasons, or
(ii) in the case of a registration solely to implement an employee benefit plan or a registration filed on Form S-4; provided, further, however, that such election pursuant to (i) may only be made one time. If some but not all the shares of Issuer Common Stock, with respect to which Issuer shall have received requests for registration pursuant to this subparagraph (b), shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among Grantee and any other person (other than the Issuer) who or which is permitted to register their shares of Issuer Common Stock in connection with such registration pro rata in the proportion that the number of shares requested to be registered by each such holder bears to the total number of shares requested to be registered by all such holders then desiring to have Issuer Common Stock registered for sale.

          (c) Conditions to Required Registration. Issuer shall use all reasonable efforts to cause each registration statement referred to in subparagraph (a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective; provided, however, that Issuer may delay any registration of Option Shares required pursuant to subparagraph (a) above for a period not exceeding 90 days provided Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to register Option Shares under the 1933 Act pursuant to subparagraph (a) above:

                 (i) prior to the earliest of (A) termination of the Plan, and (B) a Purchase Event or a Preliminary Purchase Event;

                 (ii)    on more than two occasions;

                 (iii) more than once during any calendar year;

                 (iv) within 90 days after the effective date of a registration referred to in subparagraph (b) above pursuant to which the holder or holders of the Option Shares concerned were afforded the opportunity to register such shares under the 1933 Act and such shares were registered as requested; and

                 (v) unless a request therefor is made to Issuer by the holder or holders of at least 25% or more of the aggregate number of Option Shares then outstanding.

     In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of 120 days from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares, provided, however, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

          (d) Expenses. Except where applicable state law prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses, accounting expenses and printing expenses incurred by it) in connection with each registration pursuant to subparagraph (a) or (b) above and all other qualifications, notifications or exemptions pursuant to subparagraph (a) or (b) above. Underwriting discounts and commissions relating to Option Shares, fees and disbursements of counsel to the holders of Option Shares being registered and any other expenses incurred by such holders in connection with any such registration shall be borne by such holders.

          (e) Indemnification. In connection with any registration under subparagraph (a) or (b) above, Issuer hereby indemnifies the holder of the Option Shares, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the 1933 Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such holder of the Option Shares, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

     Promptly upon receipt by a party indemnified under this subparagraph (e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this subparagraph
(e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but, except to the extent of any actual prejudice to the indemnifying party, the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this subparagraph (e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

     If the indemnification provided for in this subparagraph (e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the selling shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the selling shareholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations.
The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided however, that in no case shall the holders of the Option Shares be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

     In connection with any registration pursuant to subparagraph (a) or
(b) above, Issuer and each holder of any Option Shares (other than Grantee) shall enter into an agreement containing the indemnification provisions of this subparagraph (e).

          (f) Miscellaneous Reporting. Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the holder thereof in accordance with and to the extent permitted by any rule or regulation permitting non-registered sales of securities promulgated by the SEC from time to time, including, without limitation, Rule 144A under the 1933 Act. Issuer shall at its expense provide the holder of any Option Shares with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the 1933 Act or the 1934 Act, or required pursuant to any state securities laws or the rules of any stock exchange.

          (g) Issue Taxes. Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save Grantee harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

     9. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on The Nasdaq National Market or any securities exchange, Issuer, upon the request of Grantee, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on The Nasdaq National Market or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

     10. Division of Option. Upon the occurrence of a Purchase Event or a Preliminary Purchase Event, this Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     11.  Miscellaneous.

          (a) Expenses. Except as otherwise provided in Section 8, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

          (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Entire Agreement: No Third-Party Beneficiary; Severability. This Agreement, together with the Plan and the other documents and instruments referred to herein and therein, between Grantee and Issuer (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and (ii) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 11(h)) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Section 3 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

          (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Virginia without regard to any applicable conflicts of law rules.

          (e) Descriptive Heading. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Issuer to: Jefferson Savings and Loan Association, F.A.
                    550 Broad Vie Avenue
                    Warrenton, Virginia  22186
                    Attention:  Thomas W. Winfree
                                President

with a copy to:  Elias, Matz, Ternan & Herrick
                    12th Floor, The Walker Building
                    734 15th Street, N.W.
                    Washington, D.C.  20005
                    Attention:  Gerard L. Hawkins

If to Grantee to:   Crestar Financial Corporation
                    919 East Main Street
                    Richmond, VA  23219
                    Attention:  John C. Clark, III
                                Senior Vice President,
                                General Counsel and
                                Corporate Secretary

with a copy to:     Hunton & Williams
                    951 East Byrd Street
                    Richmond, Virginia  23219
                    Attention:  Lathan M. Ewers, Jr.

          (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

          (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit and be enforceable by the parties and their respective successors and assigns.

          (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

          (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.


                                  JEFFERSON SAVINGS AND LOAN
                                  ASSOCIATION, F.A.


                                  By:
                                  Name:  Thomas W. Winfree
                                  Title: President





                                  CRESTAR FINANCIAL CORPORATION


                                  By:
                                  Name:
                                  Title:

                                                               Annex III


                       SCOTT & STRINGFELLOW, INC.
                          909 East Main Street
                           Richmond, VA  23219
                          TEL:  (804) 643-1911
                          FAX:  (804) 343-7184



                             October 4, 1994



Board of Directors
Jefferson Savings & Loan Association, F.A.
550 Broadview Avenue
Warrenton, VA  22186

Gentlemen:

You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Jefferson Savings & Loan Association, F.A. ("Jefferson") of the terms of an Agreement and Plan of Reorganization among Crestar Financial Corporation ("Crestar"), Crestar Bank, and Jefferson dated September 1, 1994 and a related Plan of Merger (collectively, the "Merger Agreement"). The Merger Agreement provides for the merger of Jefferson with and into Crestar (the "Merger") and further provides that each share of Common Stock of Jefferson which is issued and outstanding immediately prior to the Effective Time of the Merger (as defined in Article VI of the Merger Agreement) shall be exchanged for cash of $17.00 per share or be converted in a tax-free exchange into the number of shares of Crestar Common Stock determined by dividing $17.00 per share ("Price Per Share") of Jefferson Common Stock by the average closing price of Crestar Common Stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the 10th day prior to the day of the Effective Time of the Merger. The number of shares that may be exchanged for cash shall not exceed 40% of the outstanding shares of Jefferson Common Stock immediately prior to the Effective Time of the Merger. Additionally, each holder of outstanding Jefferson options shall elect either to: a) allow the Jefferson options to terminate at the Effective Time of the Merger and promptly receive a cash payment equal to the excess of the Price Per Share over the exercise price per share of the Jefferson Options; b) exercise the Jefferson Options for Jefferson Common Stock prior to the closing date and convert such Common Stock into Crestar Common Stock or elect to receive cash; or, c) have the Jefferson Options assumed by Crestar.

In developing our opinion, we have, among other things, reviewed and analyzed:
(i) the Merger Agreement; (ii) the Registration Statement and Proxy Statement/Prospectus dated October 4, 1994; (iii) Jefferson's audited financial statements for the four years ended September 30, 1993; (iv) Jefferson's unaudited financial statements for the quarter and nine months ended June 30, 1993 and 1994, and other internal information relating to Jefferson prepared by Jefferson's management; (v) information regarding the trading market for the common stocks of Jefferson and Crestar and the price ranges within which the respective stocks have traded; (vi) the relationship of prices paid to relevant financial data such as net worth, assets, deposits, and earnings in certain thrift and thrift holding company mergers and acquisitions in Virginia in recent years; (vii) Crestar's annual reports to shareholders and its audited financial statements for the four years ended December 31, 1993; and (viii) Crestar's unaudited financial statements for the quarter and six months ended June 30, 1993 and 1994, and other internal information relating to Crestar prepared by Crestar's management. We have discussed with members of management of Jefferson and Crestar the background to the Merger, reasons and basis for the Merger and the business and future prospects of Jefferson and Crestar individually and as a combined entity. Finally, we have conducted such other studies, analyses and investigations, particularly of the banking and thrift industry, and considered such other information as we deemed appropriate.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of Jefferson and Crestar. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of Jefferson or Crestar. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

In relying on our opinion, I believe you will find our experience in this area to be highly regarded. The U.S. Banker recently named S&S as one of the top merger and acquisition advisors to community banks and thrifts; the leading advisor in our region. Additionally, S&S is the only regional investment banking and brokerage firm which has a Financial Institutions Group one hundred percent dedicated to serving the community banks and thrifts in our region. Furthermore, S&S is a public company with over $24 million of equity capital. Accordingly, we believe S&S is uniquely and highly qualified to render this opinion to the Board of Jefferson.

On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof the terms of the Merger Agreement are fair from a financial point of view to the shareholders of Jefferson Common Stock.

                                  Very truly yours,

                                  SCOTT & STRINGFELLOW, INC.


                                  By: /s/ G. Jacob Savage, III
                                  G. Jacob Savage, III
                                  Vice President
                                  Corporate Finance Department

                                                                  Annex IV


                           Department of the Treasury
                          Office of Thrift Supervision
                                Washington, D.C.

                                  FORM 10-KSB

      X          Annual Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

                                       OR

               Transition Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

               For the transition period from _______ to ________

  For the fiscal year ended:                  Office of Thrift Supervision
      September 30, 1993                          Docket Number: 6498


                  JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A.
             (Exact name of registrant as specified in its charter)


              United States                          54-0680877
        (State or other jurisdiction             (I.R.S. Employer or
     of incorporation or organization)         Identification Number)

            550 Broadview Avenue
             Warrenton, Virginia                        22186
  (Address of principal executive office)            (Zip Code)

                                 (703) 347-3531
              (Registrant's telephone number, including area code)

       Securities Registered Pursuant to Section 12(b) of the Act:  None

          Securities Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, par value $3.00 per share
                                (Title of Class)


          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO

     Transitional Small Business Disclosure Format (check one):   YES  X     NO


          Indicate  by check mark if disclosure of delinquent filers pursuant to
     Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form
     10-KSB or any amendment to this Form 10-KSB.   X

          Issuer's revenues for its most recent fiscal year. $24,258,000

          As of December 13, 1993, the aggregate value of the 885,074 shares of Common Stock of the Registrant issued and outstanding on such date, excluding shares held by all directors and officers of the Registrant as a group, was approximately $7.1 million. This figure is based on the sales price of $8.00 per share of the Registrant's Common Stock on December 13, 1993.

          The number of shares of Common Stock outstanding as of December 13, 1993 was 1,310,876.

                      DOCUMENTS INCORPORATED BY REFERENCE

          List hereunder the following documents incorporated by reference and the Part of the Form 10-KSB into which the document is incorporated:

          (1) Portions of the Annual Report to Stockholders for the fiscal year ended September 30, 1993 are incorporated into Part II, Items 5-7 of this Form 10-KSB.

          (2) Portions of the definitive proxy statement for the 1993 AnnualMeeting of Stockholders are incorporated into Part III, Items 9-12 of this Form 10-KSB.





                                        PART I


     Item 1.  Business


          General. Jefferson Savings and Loan Association, F.A. ("Jefferson" or the "Association") is a federally-chartered stock savings and loan association headquartered in Warrenton, Virginia with six branch offices in Warrenton, Luray, Leesburg, Culpeper and Charlottesville, Virginia. The deposit accounts of Jefferson are insured by the Savings Association
     Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). Jefferson was incorporated in Virginia in October, 1959, and opened for business in October, 1960 as Fauquier Savings and Loan Association. The Association acquired and merged several other financial institutions into it over the years including Jefferson Savings and Loan Association of Culpeper in 1972, Home Savings and Loan Association of Roanoke in 1975, and Charlottesville Savings and Loan Association in 1982. The Association converted to a federal stock charter in 1990 which was approved by stockholders at the 1991 Annual Meeting. Currently, Jefferson is the largest financial institution headquartered in Fauquier County, Virginia. At September 30, 1993, Jefferson had total assets of $284.3 million, deposits of $241.5 million, and stockholders' equity of $12.7 million or 4.46% of total assets at such date. The Association's executive offices are located at 550 Broadview Avenue, Warrenton, Virginia and its telephone number is (703) 347-3531.

          Jefferson's  principal  business   currently  consists  of  attracting
     deposits from the general public and using such funds, together with borrowings, to originate primarily residential real estate loans secured by first liens on residential real estate located in its market area and to invest in mortgage-backed securities. Jefferson also originates consumer loans, residential construction loans and non-residential loans (commercial real estate loans). In addition to the origination of loans and the investment in mortgage-backed securities, Jefferson invests its funds in the securities of the U.S. Government and its agencies and other investments permitted by law. Jefferson also operates four wholly-owned subsidiaries. Two of such subsidiaries, Jefferson Insurance Services, Inc. and Jefferson Investment Service Corp. are involved to a limited extent in insurance brokerage or acting as trustee for deeds of trust securing loans originated by the Association. The other two subsidiaries, Jefferson Funding Corporation ("JFC") and Jefferson Funding Corporation II ("JFC II") are finance subsidiaries which issued notes payable and mortgage collateral bonds, respectively, as sources of funds in 1985 and 1988, respectively. See "Sources of Funds - Borrowings."

          Jefferson's primary sources of income are derived from interest earned on its loan and investment securities portfolios and, to a lesser extent, fees charged for lending activities and for financial services. Its major expense categories are interest paid on deposits and borrowings and operating expenses.

          Deposits with Jefferson are insured to the maximum extent provided by law through the SAIF. The Association is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and the FDIC. Jefferson is a member of the Federal Home Loan Bank of Atlanta
     ("FHLB of Atlanta" or "FHLB"), which is one of the 12 regional banks comprising the Federal Home Loan Bank System ("FHLB System"). Jefferson is further subject to regulations of the Board of Governors of the Federal Reserve System governing reserves required to be maintained against deposits and certain other matters.

     Market Area

          The Association considers its primary market area to be the northern and central Virginia communities extending from Charlottesville west to Staunton and north to Washington, D.C. and the Maryland state line. The Association maintains its headquarters and one branch in Warrenton with additional branch offices in Leesburg, Culpeper, Luray and Charlottesville. Its branches are located in communities that can be characterized as either suburban and/or rural.

          Management believes that the Association's franchise lies within some of the best economic and geographic areas in the Commonwealth of Virginia. Per capita incomes and real estate values have historically been significantly above average compared with the rest of the state and the nation. The proximity to the Washington, D.C. area affords a strong potential for continued economic benefit from the major positive influence of the U.S. Government and the ancillary businesses and services which support our national government.

          However, excess commercial office and housing inventory, coupled with a regional economic decline, have adversely affected the Mid-Atlantic real estate market. The real estate market in this and other parts of the country has been weak since 1991 and it may take substantial time for the market to absorb the existing real estate inventory. Recovery of the Mid-Atlantic real estate market also may be adversely affected in the future by the disposition of a substantial amount of real estate by financially troubled financial institutions, as well as by the Resolution Trust Corporation ("RTC").



     Certain Ratios

          The following  table  sets  forth  certain  financial  ratios  of  the
     Association  for the  periods indicated.   Averages  are based  on year-end
     balances.

                                               Year Ended September 30,
                                           1991          1992           1991
     Return on assets (net income
      (loss) divided by average total
      assets)                               .29%         (.31)%          .19%

     Return on equity (net income
      (loss) divided by average
      equity)                              6.93%      (10.65)%         10.33%

     Equity to assets ratio (average
      equity divided by average total
      assets)                              4.17%         2.92%          1.81%

     Dividend payout ratio (dividends
      declared per share divided by
      net income per share)                 N/A           N/A            N/A


     Mortgage-Backed Securities

          Jefferson purchases mortgage-backed securities ("mortgage-backed securities" or "MBSs") and/or exchanges residential real estate mortgage loans for such securities from time to time. At September 30, 1993, Jefferson's investment of $51.2 million MBSs consisted of $36.1 million of Federal Home Loan Mortgage Corporation ("FHLMC") participation certificates ("PCs"), $12.2 million in Federal National Mortgage Association ("FNMA") REMIC MBSs, and $2.9 million in FNMA certificates. Fixed-rate MBSs totaled $28.7 million and variable-rate MBSs totaled $22.5 million at September 30,
     1993.    At  September  30,  1993, MBSs available-for-sale totalled $8.9 million, and MBSs held-to-maturity totalled $42.3 million.

             The following table sets forth the carrying value and market value of the Association's MBS's at the dates indicated.


                                            At September 30,
                                        1993      1992      1991
                                        (Dollars in Thousands)
     Carrying value                   $51,173   $50,589   $79,491
     Gross unrealized gains
      (held-to-maturity)                1,355     2,694     1,324
     Gross unrealized loss
      (held-to-maturity)                (115)        --     (294)
     Market value                     $52,413    $5,283   $80,521

          Of the MBS's with a carrying value of $51.2 million at September 30, 1993, $4.8 million are pledged to secure deposits by government agencies and $25.4 million are pledged as collateral for other borrowings.

          For further information on MBSs, see Note 3 in the Notes to Consolidated Financial Statements in the Association's 1993 Annual Report to Stockholders ("Annual Report").

     Lending Activities

          General.    Although federal  laws  and  regulations permit  federally chartered savings institutions, such as Jefferson, to originate and purchase loans secured by real estate located throughout the United States, substantially all of the Association's current lending is done within the Commonwealth of Virginia, and in particular within the proximity of its branch locations. Subject to the Association's loans-to-one borrower limitation, the Association is permitted to invest without limitation in residential mortgage loans and up to 400% of its capital in loans secured by non-residential or commercial real estate. Jefferson may also invest in secured and unsecured consumer loans in an amount not exceeding 35% of the Association's total assets; however, such limit may be exceeded for certain types of consumer loans, such as home equity loans secured by residential real property. In addition, the Association may invest up to 10% of its total assets in secured and unsecured loans for commercial, corporate, business or agricultural purposes. The Association's lending activities have been focused on residential real estate lending, both permanent and construction, and, to a lesser extent, consumer lending, including home equity loans. However, during fiscal 1994, the Association intends to emphasize the origination of non-residential real estate loans. Although the amount of such originations will depend on market conditions and other factors although, the Association does not presently anticipate such originations to exceed $15.0 million in fiscal 1994. Generally, individual

                                          3






     loans would be limited to $800,000 and would be secured by real property located primarily in the Association's market area.

          Loan Portfolio Composition. At September 30, 1993, Jefferson's net loan portfolio, which is total loans (including MBS's amounting to $51.2 million) less loans in process, allowance for loan losses, unearned discount and deferred fees, totaled $221.1 million ("net loan portfolio"), representing approximately 77.8% of its total assets of $284.3 million at that date. At September 30, 1993, Jefferson's total loan portfolio (including MBS's) amounted to $226.0 million. The Association's total loan portfolio at September 30, 1993 consisted primarily of one-to-four family residential mortgage loans (including $51.2 million of MBSs), non-residential and commercial loans and home equity loans. At September 30, 1993, $160.4 million or 72.5% and $32.4 million or 14.7% of the Association's net loan portfolio consisted of one-to-four family residential real estate loans (including $8.1 million of construction loans) and non-residential and commercial loans, respectively. At such date, the Association had $24.7 million or 11.1% of its net loan portfolio invested in consumer loans, which included, among other things, loans secured by real estate (including home equity loans), loans secured by deposit accounts, vehicle loans and unsecured loans (including lines of credit).

          The following table sets forth the composition of the Association's loan portfolio by type of security and type of loan at the dates indicated.

                                                                                 September 30,
                                             1993                 1992               1991              1990                1989

                                       Amount       %       Amount      %      Amount      %     Amount      %       Amount      %
                                                                           (Dollars in Thousands)
      Loans by Type of Security:

        Mortgage loans:
          One-to four-family         $160,389     72.5%  $167,481    70.7%  $213,938    74.2%  $242,764    77.2%   $268,663   81.5%
          Multi-family                  8,457      3.8      8,165     3.4      9,129     3.2      5,988     1.9       6,050    1.8
          Non-residential and
           commercial                  32,442     14.7     37,176    15.7     39,676    13.8     45,787    14.6      47,150   14.3
              Total mortgage loans    201,288     91.0    212,822    89.8    262,743    91.2    294,539    93.7     321,863   97.6

        Consumer loans:
          Deposit                       1,014      0.4      1,099     0.5      1,150     0.4        931     0.3         875    0.3
          Home equity                  21,102      9.5     23,616    10.0     23,563     8.2     17,385     5.5       7,476    2.3
          Other                         2,599      1.2      3,878     1.6      5,869     2.0      8,052     2.6       6,894    2.1


                                      4


                TOTAL LOANS           226,003    102.1    241,415   101.9    293,325   101.8    320,907   102.1     337,108  102.3

        Less: Loans in process         (3,118)    (1.4)    (3,193)   -1.4     (3,665)   -1.3     (4,848)   -1.5      (5,357)  -1.6
              Deferred fees              (124)      --        (57)    --        (114)    -.-       (358)   -0.1      (1,054)  -0.3
              Unearned discount           (21)      --       (103)    --        (279)   -0.1       (580)   -0.2        (783)  -0.2
              Allowance for losses     (1,602)    (0.7)    (1,288)   -0.5     (1,135)   -0.4       (873)   -0.3        (798)  -0.2
                NET LOANS            $221,138    100.0%  $236,774   100.0%  $288,132   100.0%  $314,248   100.0%   $329,116  100.0%

      Loans by Type of Loan:

        Mortgage loans:
          Fixed-rate                 $ 34,579     15.6%  $ 46,747    19.7%  $ 41,865    14.5%  $ 46,549    14.8%   $ 88,050   26.8%
          Adjustable-rate             107,416     48.6    105,523    44.6    127,221    44.2    151,684    48.2     136,528   41.3
          Construction loans            8,120      3.7      9,963     4.2     14,166     4.9     16,906     5.4      13,691    4.2
           Mortgage-backed securities:
             Fixed-rate                28,722     13.0     38,907    16.4     64,032    22.2     67,419    21.5      83,594   25.4
             Adjustable-rate           22,451     10.1     11,682     4.9     15,459     5.4     11,981     3.8          -      -
          Consumer loans:
             Home equity               21,102      9.5     23,616    10.0     23,563     8.2     17,385     5.5       7,476    2.3
             Deposit and other          3,613      1.6      4,977     2.1      7,019     2.4      8,983     2.9       7,769    2.3
                TOTAL LOANS           226,003    102.1    241,415   101.9    293,325   101.8    320,907   102.1     337,108  102.3
        Less: Loans in process         (3,118)    (1.4)    (3,193)   -1.4     (3,665)   -1.3     (4,848)   -1.5      (5,357)  -1.6
              Deferred fees              (124)      --        (57)    --        (114)    -.-       (358)   -0.1      (1,054)  -0.3
              Unearned discount           (21)      --       (103)    --        (279)   -0.1       (580)   -0.2        (783)  -0.2
              Allowance for losses     (1,602)    (0.7)    (1,288)   -0.5     (1,135)   -0.4       (873)   -0.3        (798)  -0.2
                NET LOANS            $221,138    100.0%  $236,774   100.0%  $288,132   100.0%  $314,248   100.0%   $329,116  100.0%


          Contractual  Repayments.     The   following  table  sets   forth  the
     contractual principal repayments of the total loan portfolio of the Association as of September 30, 1993 by categories of loans. Adjustable and floating-rate loans are included in the period in which such loans are contractually due.

                                          Principal Repayments Contractually Due
                         Principal                         In Year(s) Ending September30,
                          Balance                                             1997-       1999-     2004 and
                       September 30,     1994         1995         1996       1998        2003     Thereafter
                           1993                              (Dollars in Thousands)
      Real estate        $141,995      $ 2,920       $1,608      $2,495   $20,964       $18,776     $95,232
      mortgage loans

      Real estate           8,120        8,120           --          --        --            --           --
      construction
      loans

      Mortgage-backed      51,173           --           --          --        --            --       51,173
      securities

      Consumer             24,715       22,975          530         482       728            --           --
      loans(1)

           Total(2)       226,003      $34,015       $2,138      $2,977   $21,692       $18,776     $146,405

     ___________________

     (1) Loans secured by deposit accounts and home equity loans aggregating $22.1 million at September 30, 1993 are assumed to contractually mature in 1994.

     (2) Of the $192.0 million of principal repayments contractually due on or after September 30, 1994, $63.9 million have fixed-rates of interest and $128.1 million have adjustable or floating-rates of interest.

          Contractual principal loan repayments do not necessarily reflect the actual term of the Association's loan portfolio. The average life of loans is substantially less than their contractual terms because of loan payoffs and prepayments and because of enforcement of the due-on-sale clause, which gives the Association the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage. The average life of mortgage loans tends to increase, however, when market mortgage loan rates substantially exceed rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans substantially exceed market mortgage loan rates.

          Originations, Purchases, Repayments and Sales of Loans. The Association has general authority to originate and purchase loans secured by real estate located throughout the United States. However, consistent with its emphasis on being a community-oriented financial institution, the Association generally concentrates its lending activities in its primary market area. The Association generally has not originated loans secured by real estate located outside the Commonwealth of Virginia although it has, to a limited extent, purchased whole loans or participations therein secured by property located outside the Commonwealth of Virginia.

          Residential   real  estate  loans  typically  are  originated  through
     salaried loan officers, or are attributable to depositors, walk-in customers, advertising and referrals from real estate brokers and developers. Consumer loan originations are attributable largely to depositors, walk-in customers and advertising. Construction and non-residential loan originations are typically attributable to referrals from builders and developers. All loan applications are evaluated by the Association's staff to ensure compliance with the Association's underwriting standards. See "- Loan Underwriting Policies."

          The Association did not purchase any whole loans or participations therein in fiscal 1993, 1992 or 1991.

          In recent years, the Association has sold participation interests in loans to institutional investors, primarily the FNMA. As a result of competitive pressures, the interest rate environment and customer preference in the Association's primary market area for fixed-rate mortgage loans, the Association has continued to originate long-term, fixed-rate residential mortgage loans. Substantially all of such loans are originated under terms and conditions which will permit their sale in the secondary mortgage market in order to (i) reduce the proportion of the Association's loan portfolio comprised of fixed-rate assets, (ii) replenish funds for continued residential lending activity and (iii) generate noninterest income. The Association is a qualified servicer for the FHLMC and the FNMA. Jefferson has participated in various programs of FHLMC and FNMA and, at September 30, 1993, serviced $70.9 million of mortgage loans for FHLMC and FNMA, and $7.1 million of mortgage loans for other investors.

          The Association periodically packages portions of its adjustable-rate and fixed-rate residential mortgage loan portfolio, exchanging it for FHLMC PCs. Jefferson retains the servicing of the mortgage loans and pays a negotiated management and guarantee fee to FHLMC. Jefferson exchanged $4.1 million of residential mortgage loans for FHLMC PCs during fiscal 1993. The Association may conduct such exchanges in future periods with FHLMC or FNMA in order to meet its goal of facilitating liquidity, creating collateral for governmental deposits, and reducing its risk-based capital requirement. Although assets such as FHLMC PCs and other MBS's can improve the Association's liquidity by being saleable in the secondary market, such assets have an interest rate risk similar to that of the underlying mortgages collateralizing the MBSs. At September 30, 1993, the Association owned $51.2 million of MBSs. Jefferson has primarily used the MBSs in its reverse repurchase agreement transactions and as collateral for governmental deposits and other borrowings. See "Sources of Funds - Borrowings."

          The following table sets forth the changes in the composition of Jefferson's loan and MBS's portfolios (including loans held for sale) during the periods indicated.
                                                 Year Ended September 30,
                                                1993        1992      1991
                                                  (Dollars in Thousands)
      Loans Receivable

      Additions:
      Loan originations:(1)
        Residential (one-to four-family)    $ 88,055   $ 83,771   $ 37,194
        Residential (five or more)               613         --         --
        Non-residential and commercial           476         --      2,164

        Land                                   1,973      1,343        499
        Consumer                              11,902     12,147      8,758
      Total originations                     103,019     97,261     48,615
      Transfer from real estate owned          1,256         --         --
      Changes in loans in process                 75        472      1,183
        Total additions                      104,350     97,733     49,798


      Reductions:
      Loans sold                              63,859     57,227     26,512
      Principal repayments on loans           50,651     58,871     32,303
      Transfer to mortgage-backed              4,055         --     13,161
      securities

      Transfer to real estate owned            1,412      2,724      2,893
      Amortization of deferred fees and           15        233        544
      unearned discount
      Changes in loan loss allowance             314        153        262
      Other changes                              264        981        330
        Total reductions                     120,570    120,189     76,005
      Net decrease in loans receivable      $(16,220)  $(22,456)  $(26,207)


      Mortgage-backed securities
      Additions:
      Mortgage-backed securities purchased  $ 22,661   $     --   $ 32,277
      Transfer from loans receivable           4,055         --     13,161

      Net unrealized gain                        161         --         --
      Amortization of premiums and
       discounts, net                             71         82         49
        Total additions                       26,948         82     45,487
      Reductions:
      Mortgage-backed securities sold, net     8,267     15,869     37,298
      Principal repayments on mortgage-       18,097     13,115      8,098
      backed securities

        Total reductions                      26,364     28,984     45,396
      Net increase (decrease) in mortgage-  $    584   $(28,902)   $    91
      backed securities
     _______________________

 (1) The Association did not purchase any loans in fiscal 1993, 1992 or 1991.

          Loan Underwriting Policies. The Association's lending activities are subject to the Association's written, non-discriminatory underwriting standards and to loan origination procedures prescribed by the Association's Board of Directors and its management. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. Property valuations are performed by independent outside appraisers approved by the Association's Board of Directors.

          The Loan Committee consists of the President, Senior Vice Presidents of Lending and Retail Banking, a Vice President for Loan Origination, and one rotating member of the Board of Directors. The Loan Committee is authorized to approve real estate loans up to $500,000, construction loans up to $250,000, and other secured and unsecured loans up to $100,000. Any loan in excess of these amounts must be approved by the Board of Directors.

          It is the Association's policy to obtain a mortgage creating a valid lien on real estate and to obtain a title insurance policy that insures the property is free of prior encumbrances. When a title insurance policy is not obtained, an attorney's certificate of title is received. Borrowers must also obtain hazard insurance policies prior to closing and, when the property is in a flood plain as designated by the Department of Housing and Urban Development, flood insurance policies. Most borrowers are also required to advance funds on a monthly basis together with each payment of principal and interest to a mortgage escrow account from which the Association makes disbursements for items such as real estate taxes, private mortgage insurance and hazard insurance. Other escrow account disbursements may include life insurance or flood insurance.

          The Association is permitted to lend up to 100% of the appraised value of the real property securing a mortgage loan. However, if the amount of a residential loan originated or refinanced exceeds 90% of the appraised value, the Association is required by federal regulations to obtain private mortgage insurance of that portion on the principal amount of the loan that exceeds 90% of the appraised value of the property. The Association generally limits the loan-to-value ratio on a single-family residential mortgage loan to 80% although the Association will make a single-family (also referred to as one-to four-family) residential mortgage loan with up to a 95% loan-to-value ratio if the required private insurance is obtained. The Association has generally limited the loan-to-value ratio on commercial real estate mortgages to 75%.

          Under federal regulations prior to the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") on

     August 9, 1989, the aggregate amount of loans that the Association could make to any one borrower, including related entities, generally was limited to the lesser of 10% of the Association's withdrawable deposits or 100% of its capital for regulatory purposes. However, as a result of FIRREA, the aggregate amount of loans that the Association may make to one borrower is limited to 15% of the Association's unimpaired capital and surplus. For a discussion of FIRREA and its impact on the Association, see "Regulation." Loans in an additional amount equal to 10% of the Association's unimpaired capital and surplus also may be made to a borrower if the loans are fully secured by readily marketable securities. Under the provisions of FIRREA, loans which exceeded the permitted limit on the effective date of the new rules were deemed not to be in violation of the new rules, but the aggregate principal balance of such loans cannot be increased beyond the amount legally committed to prior to FIRREA. However, the institution must use its best efforts to reduce its interest therein in order to bring such loans into compliance with the new standard. The maximum amount of loans which the Association could have made to one borrower as of September 30, 1993 was approximately $1.9 million based on 15% of its unimpaired capital and surplus. As of September 30, 1993, the largest aggregate amount of any such loan by the Association to any one borrower was $2.7 million which consists of one commercial real estate loan secured by a 156 room full-service hotel in Asheville, North Carolina. At September 30, 1993, the loan was 60 days delinquent. On December 31, 1993, the loan was current. The loan was originated prior to FIRREA and was within the Association's loans-to-one borrower limit at such time. The Association will continue to use its best efforts to bring this nonconforming loan into compliance with the new loans-to-one borrower limitations.

          Interest  rates  charged  by the  Association  on  loans  are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, tax policies, budgetary matters and deficit spending.

          Residential Real Estate Lending. The Association historically has been and continues to be primarily an originator of single-family residential real estate loans in its primary market area. The Association currently originates fixed-rate residential mortgage loans and ARMS for terms of up to 30 years, although a substantial portion of such loans are amortized over 15 years. At September 30, 1993, $160.4 million or 72.5% of the Association's total loan portfolio consisted of single-family, residential loans (including mortgage-backed securities and residential construction loans). The Association originated $88.1 million of single-family residential mortgage loans and loans for the construction of single-family residential properties in fiscal 1993 compared to $83.8 million and $37.2 million of such loans in fiscal 1992 and 1991, respectively. The increased originations in fiscal 1993 and 1992 reflected a heavy volume of refinancings caused by low interest rates. The Association intends to continue to emphasize the origination of permanent loans secured by first mortgage liens on single-family residential properties in the future.

          The residential ARMs currently offered by the Association have interest rates which adjust annually based upon changes in an index based on the weekly average yield on United States Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board, plus a margin. The amount of any increase or decrease in the interest rate is, in most cases, presently limited to 2% per year, with a limit of 5% or 6% over the life of the loan. The ARMs offered by the Association, as well as many other savings institutions, provide for initial rates of interest below the rates which would prevail when the index used for repricing is applied. However, the Association underwrites the loan on the basis of the borrower's ability to pay at the initial rate which would be in effect without the discount.

          The Association has emphasized and will continue to emphasize the origination of ARMs as well as other types of loans with adjustable rates or call provisions in order to reduce the impact of rapid increases in market rates of interest on its results of operations. ARM originations totalled $34.1 million, $13.6 million and $8.4 million during fiscal 1993, 1992 and 1991, respectively, and constituted 62%, 84% and 77%, respectively, of the Association's total originations of single-family residential mortgage loans and construction loans for single-family residential properties during such periods. At September 30, 1993, $138.0 million or 69% of the Association's total mortgage loan portfolio (excluding consumer loans), had adjustable interest rates. However, the interest rates of the Association's ARMs may not adjust as rapidly as changes in its cost of funds. Furthermore, although the Association believes that the 5% or 6% lifetime limit on the increase in the interest rate on the loan is sufficient to protect the Association from substantial long-term increases in interest rates, it is possible that such caps may restrict the interest-rate sensitivity of the loans in the event of rapid and substantial increases in market rates of interest.

          Although the Association has continued to emphasize the origination of ARMs, competitive market pressures and historically low interest rates have resulted in the Association's continued origination of fixed-rate mortgage loans with 15- and 30-year terms. Virtually all fixed-rate residential mortgage loans are originated under terms and conditions which permit their sale in the secondary market and include due-on-sale clauses as a means of increasing the rate of interest on existing lower rate loans by negotiating new interest rates and terms at the time of sale. Since September 30, 1991, the Association has originated $149.6 million of mortgage loans held for sale, which consist primarily of fixed-rate mortgage loans, of which $147.6 million have been sold in the secondary market, with servicing retained, and none have been sold in the secondary market with servicing released. At September 30, 1993, $63.3 million or 28.6% of the Association's total mortgage loan portfolio consisted of long-term, fixed-rate residential mortgage loans.

          Consumer Lending. Under applicable law, the Association may make secured and unsecured consumer loans in an aggregate amount up to 35% of the institution's total assets. The 35% limitation does not include home equity loans (loans secured by the equity in the borrower's residence but not necessarily for the purpose of improvement), home improvement loans or loans secured by deposits. The Association offers consumer loans in order to provide a range of financial services to its customers and because the shorter term and normally higher interest rates on such loans help the Association earn a higher interest rate spread between its average loan yield and its cost of funds. On all consumer loans originated, the Association's underwriting standards include a determination of the applicant's payment history on other debts and an assessment of the borrower's ability to meet existing obligations and payments on the proposed loan. Jefferson has emphasized a wide variety of consumer loans in recent years in order to provide a full range of financial services to its customers. Consumer loan products offered include home equity lines of credit, installment loans, second trusts, personal loans, automobile loans, credit card loans, and loans secured by deposit accounts. Jefferson has expanded its consumer lending operations primarily by emphasizing home equity lines of credit.

          Certain individual income tax changes in recent years have resulted in increased demand for home equity lines of credit, as Jefferson's customers sought to take advantage of the interest deductibility on such loans. Also, competition from non-financial entities in terms of rates and maturity terms have affected Jefferson's ability to attract other types of consumer loans, such as automobile loans and unsecured loans. Therefore, Jefferson has focused its consumer lending on home equity lines of credit.

          As of September 30, 1993, Jefferson's consumer loan portfolio totaled $24.7 million or 11.1% of the total loan portfolio. At September 30, 1993, the composition of the portfolio consisted of $21.1 million of home equity lines of credit, $800,000 of automobile loans, $1.6 million of miscellaneous consumer loans, $215,000 of credit card loans and $1.0 million of loans secured by deposit accounts.

          Construction Lending. In order to provide diversification and sensitivity to interest rate changes, Jefferson provides acquisition and construction financing for unimproved and improved properties to be used for residential purposes. These loans have interest rates which adjust to changing market rates and are limited to the Association's local market area. The terms of the Association's construction loans range from three to twelve months and generally do not include an interest reserve to cover the cost of borrowing. The maximum loan-to-value ratio for the Association's construction loans is presently 80% of the appraised value of the property on an as completed basis.

          Jefferson's construction loans are subject to underwriting criteria which include reviews of previous projects and past performance of the borrower, the amount of borrower's equity in the project, independent appraisals and review and valuation of the cost estimates, pre-construction sale and leasing data, and cash flow projections expected from the project. Also, Jefferson requires personal guarantees by the borrowers. As of September 30, 1993, the Association's construction loan portfolio totaled $8.1 million, or 3.7% of the total loan portfolio. Of such amount, approximately $424,000 represents residential construction loans for pre-sold single-family residential homes and $5.1 million represents construction/permanent loans to the borrower who will be the owner resident.
     The remaining $2.6 million represents primarily developed lots, land loans and model homes.

          Prior to making a commitment to fund the loan, the Association requires an appraisal of the property by appraisers approved by the Commonwealth of Virginia and the Board of Directors. The Association also reviews and inspects each project at the commencement of construction and prior to every disbursement of funds during the term of the construction loan. Advances are made on a basis of cost to complete.

          Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Association may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Association may be confronted, at or prior to the maturity of the loan, with a property having a value which is insufficient to assure full repayment.

          Generally, Jefferson attempts to limit these risks by, among other things, adopting conservative underwriting standards and originating such loans primarily in its market area and requiring affirmative lien coverage by an approved title insurance company. In addition, as stated above, a majority of Jefferson's construction loans are originated on a pre-sold basis in which the Association makes the permanent mortgage loan as well.

          Non-Residential Real Estate and Commercial Lending. Non-residential real estate loans originated by the Association are primarily secured by small office buildings, hotels, light industrial properties and warehouses. These loans are generally for a term of up to 20 years with an interest rate that adjusts annually based upon changes in an index based on the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year plus a margin. Originations of such loans are presently limited to the local market area and are done on an individual exception only basis. Jefferson originates commercial loans on a very limited basis. As of September 30, 1993, commercial and non-residential mortgage loans totaled $32.5 million or 14.7% of the net loan portfolio. Jefferson originated $476,000, $0 and $2.2 million of commercial and non-residential real estate loans in fiscal 1993, 1992 and 1991, respectively. However, during fiscal 1994, the Association intends to emphasize the origination of non-residential real estate loans. Although the amount of such originations will depend on market conditions and other factors. However, the Association does not presently anticipate such originations to exceed $15.0 million in fiscal 1994. Generally, individual loans would be limited to $800,000 and would be secured by property located in its market area.

          Commercial real estate lending entails significant additional risks as compared with residential property lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project. These risks can be significantly impacted by supply and demand conditions in the market for office and retail space, and as such may be subject to a greater extent to adverse conditions in the economy generally. To minimize these risks, Jefferson generally limits itself to a real estate market and/or to borrowers with which it has substantial experience. The Association is permitted under FIRREA to make loans to any borrower in an amount up to 15% of its unimpaired capital and surplus (approximately $1.9 million at September 30, 1993). The Association has not originated loans to any one borrower or project in excess of its applicable limit since the enactment of FIRREA. At September 30, 1993, nonperforming non-residential real estate loans amounted to $1.3 million or approximately 48.7% of total nonperforming loans of $2.7 million at such time. See "- Nonperforming Loans and Real Estate Owned."

          Jefferson evaluates all aspects of non-residential real estate loan transactions in order to mitigate risk. The Association seeks to ensure that the property securing the loan will generate sufficient cash flow to adequately cover operating expenses and debt service payments. To this end, permanent commercial real estate loans are generally originated with a loan-to-value ratio of 75% or less. In addition, the Association also seeks to obtain the personal guarantee of the borrower. In underwriting non-residential real estate loans, consideration is given to the property's operating history, future operating projections, current and projected occupancy, position in the local and regional market, location and physical condition. The underwriting analysis also includes credit checks and a review of the financial condition of the borrower. A narrative appraisal report, prepared by an outside appraiser who must be certified by the Commonwealth of Virginia with a general appraisers designation selected from a list of appraisers approved by the Association's Board of Directors, is commissioned by the Association to substantiate property values for commercial real estate loan transactions, which appraisal, in final form, the Association obtains prior to closing the loan.

          Land Development and Acquisition Loans. To a limited extent, the Association originates loans to builders and developers for the acquisition and/or development of vacant land. The proceeds of the loan are used to acquire the land and/or to make site improvements necessary to develop the land into saleable lots and to comply with bonding requirements of local governments. The term of such loans ranges from three years to 15 years with some requiring interest only payments during the term of the loan and the principal balance due at the end of the term. Originations of land development and acquisition loans have been limited to $2.0 million, $1.4 million and $499,000 in fiscal 1993, 1992 and 1991, respectively.


                                          14







          Land development and acquisition loans involve significant additional risks when compared with loans on existing residential properties. These loans typically involve large loan balances to single borrowers, and the payment experience is dependent on the successful development of the land and the sale of the lots. These risks can be significantly impacted by supply and demand conditions. To minimize these risks, Jefferson generally limits the loans to builders and developers with whom it has substantial experience or who are otherwise well-known to the Association. The Association also requires feasibility studies and market analyses to be performed with respect to the project and requires affirmative lien coverage from a title insurance company. The amount of the loan is limited to 75% or less of the value of developed land or 65% or less on the value of raw land. All of the Association's land acquisition and development loans are secured by property located within the Association's market area. Such loans amounted to $5.9 million or 2.7% of the total loan portfolio at September 30, 1993. Such amount is included in the Association's non-residential and commercial loan portfolio at September 30, 1993.

          Fee Income. In addition to interest earned on loans, Jefferson receives income from fees in connection with loan service fees, loan modifications and extensions, late payments, credit report fees, changes of property ownership and for miscellaneous services related to its loans. Income from these activities varies from period to period consistent with the volume and type of loans made and purchased.

          Jefferson charges loan origination fees which are calculated as a percentage of the amount borrowed and such fees are accounted for in accordance with generally accepted accounting principles. Loan origination fees generally range from one to three percent of the amount borrowed in the case of a mortgage loan. Such fees are usually not obtained in connection with consumer loans.

          At September 30, 1993, Jefferson was servicing $78.0 million of loans owned by others compared to $109 million and $62 million at September 30, 1992 and 1991, respectively. As the portfolio of ARMs grows and seasons, and FHLMC and FNMA develop new programs for securitizing ARMs, Jefferson may exchange ARM loans for MBSs, thus increasing loans serviced for others.
      Loan servicing fee income amounted to $355,000 and $268,000 during fiscal 1993 and fiscal 1992, respectively.

          In September, 1993, the Association sold $63 million of mortgage loan servicing rights for mortgage loans previously sold to FNMA. This transaction resulted in a gain of $770,000. The servicing was internally originated, and there was no intangible asset associated with the servicing rights sold. The loans had an average servicing fee of 25 basis points. There were no such sales in fiscal 1992.

     Nonperforming Loans and Real Estate Owned

          When a borrower fails to make a required loan payment, the Association attempts to cause the default to be cured by contacting the borrower. In general, contacts are made after a payment is more than 15 days past due at

                                          15


     which time a late charge is assessed. Defaults are cured promptly in most cases. If the delinquency on a mortgage loan exceeds 90 days and is not cured through the Association's normal collection procedures, or an acceptable arrangement is not worked out with the borrower, the Association will institute measures to remedy the default, including commencing a foreclosure action or, in special circumstances, accepting from the borrower a voluntary deed of the secured property in lieu of foreclosure with respect to mortgage loans or titles and possession of collateral in the case of consumer loans.

          If foreclosure is effected, the property is sold at a public auction in which the Association may participate as a bidder. If the Association is the successful bidder, the acquired real estate property is then included in the Association's real estate owned account until it is sold. The Association is permitted under federal regulations to finance sales of real estate owned by "loans to facilitate," which may involve more favorable interest rates and terms than generally would be granted under the Association's underwriting guidelines. At September 30, 1993, the Association had loans to facilitate amounting to approximately $2.3 million, which, if necessary, have been appropriately adjusted to reflect market interest rates for accounting purposes.

          Loans are placed on nonaccrual status after being delinquent 90 days. When a loan is placed on a nonaccrual status, interest accrued but not received is reversed against interest income. A nonaccrual loan may be restored to an accrual basis when principal and interest payments are current and full payment of principal and interest is expected.

          Jefferson's loss and delinquency experience on its residential real estate loan portfolio has been limited by a number of factors, including Jefferson's underwriting standards. Whether Jefferson's loss and delinquency experience increases significantly depends upon the value of the real estate securing its loans, economic factors such as an increase in unemployment, and the ability of borrowers with ARM loans to make increased payments if interest rates increase. In addition, the value of real estate fluctuates and could decline significantly. Significant reductions in real estate values could also substantially increase the risk associated with home equity loans. As a result of economic conditions and other factors beyond Jefferson's control, Jefferson's future loss and delinquency experience cannot be accurately predicted.

          Real estate acquired by the Association as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of carrying or market value at the date of acquisition and any resulting write-down is charged to the allowance for loan losses. To the extent there is further decline in value, that amount is charged to operating expense. All costs incurred in maintaining the Association's interest in the property are capitalized between the date the loan becomes delinquent and the date of acquisition in an amount which may not exceed the estimated fair value. After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the

                                          16


     improvement  or development of such  property are capitalized  in an amount
     which   may  not  exceed  the  estimated  fair  value  less  the  estimated disposition costs.

          The accounting profession has issued Statement of Position SOP 92-3 ("SOP 92-3") which provides guidance on measuring foreclosed assets and in-substance foreclosed assets after foreclosure. The Statement applies to all assets obtained through foreclosure or repossession, except for inventories, marketable equity securities and real estate previously owned by the lender under certain conditions. Under SOP 92-3 there is a rebuttable presumption that foreclosed assets are held for sale. SOP 92-3 recommends that foreclosed assets held for sale be carried at the lower of
     (a) fair value minus estimated costs to sell, or (b) cost. Foreclosed assets held for the production of income are treated the same way they would be had the assets been acquired in a manner other than through foreclosure. The Association's accounting for its real estate owned complies with the guidance set forth in SOP 92-3.

          In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." This statement addresses the accounting by creditors for impairment of all loans, uncollateralized as well as collateralized, loans that are measured at fair value or at the lower of cost or fair value, leases, loans restructured in a troubled debt restructuring, and debt securities. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The creditor should also evaluate the collectibility of both contractual interest and contractual principal when assessing loss accruals. The Statement is effective for fiscal years beginning after December 15, 1994. Management of the Association does not believe that implementation of the Statement, when adopted, will have a materially adverse effect on the Association's financial condition or results of operations.




          The following table sets forth information regarding non-accrual loans and real estate owned held by the Association at the dates indicated. At September 30, 1993, the Association did not have any troubled debt restructurings.

                                          September 30,
                                1993           1992           1991
                                      (Dollars in Thousands)

      Nonaccural loans
        Residential         $  1,205       $    626       $  1,338
        Non-residential        1,298          1,204          4,305


                                          17



        Construction             154            112            263
        Consumer                   9             24            523
          Subtotal             2,666          1,966          6,429

      Real estate owned

        Residential              770          2,775          1,948
        Non-residential        6,938          6,308          7,764
        In-substance             611          1,365             --
      foreclosure
          Subtotal             8,319         10,448          9,712
      Total nonperforming    $10,985       $ 12,414        $16,141
      assets

      Total nonperforming
      assets                    3.86%          4.12%          4.98%
        to total assets


          Loans are treated as in-substance foreclosure if the borrower has little or no equity in the collateral, the cash flow to repay the loan can only be expected to come from the operation or sale of the collateral, and the borrower has abandoned control of the collateral or it is doubtful that the borrower will be able to repay the loan in the foreseeable future. The one loan of $611,000 classified as an in-substance foreclosure at September 30, 1993 is a single-family residence located in Warrenton, Virginia. The Association obtained title to the property in October, 1993.

          If the nonaccrual loans and loans deemed to be in-substance foreclosures at September 30, 1993 had been current in accordance with their terms for the year ended September 30, 1993 (or from the date of origination if originated during such period), the total interest income on such loans for fiscal 1993 would have increased $670,300. The Association did not accrue any interest income on such loans in fiscal 1993.

          Nonaccrual loans. The $1.2 million of nonperforming residential real estate loans at September 30, 1993 consists of twelve loans secured by single-family property located primarily in the Association's market area. As of September 30, 1993, the Association had established approximately $170,000 of interest reserves based on these loans, but had not established any specific loan loss reserves. No loan exceeded $198,000.

          The $1.3 million of nonperforming non-residential real estate loans at September 30, 1993 primarily consists of one loan secured by a bowling alley. At September 30, 1993, the Association had established approximately $458,000 in interest reserves and had not established any specific loan loss reserves on this loan. This loan, with an outstanding principal balance of $1.1 million at September 30, 1993, is collateralized by a bowling alley in Grafton, Virginia (near Newport News). Such amount represents the Association's 60% participation interest in the loan. The loan is serviced by the FDIC and was 38 months delinquent at September 30,


                                          18



     1993. The borrower filed for bankruptcy on September 17, 1992 in advance of a scheduled foreclosure date of September 18, 1992. The bowling alley is presently operational and an appraisal in December, 1991 indicated a value in excess of the loan carrying value. The bankruptcy court has approved the borrower's plan of reorganization which requires the borrower to pay the loan in full prior to June, 1994, and the borrower began making monthly interest payments in October, 1993. The remaining three non-residential real estate loans had outstanding principal balances less than $100,000, with the borrowers in bankruptcy.

          The two construction loans amounted to $112,000 and $42,000, and no nonaccrual consumer loan exceeded $3,000. However, the Association does have five loans outstanding to one borrower totalling approximately $420,000, all of which are in the process of foreclosure.

          Restructured loans amounted to $3.8 million at September 30, 1993. These are loans for which concessions, including deferral of interest or principal payments, have been granted due to the borrower's financial condition. The $3.8 million consisted of two commercial real estate loans. One loan of $2.7 million had a modified interest rate of 8.0%, while the second loan of $1.1 million had a modified interest rate of 6.5% at
     September 30, 1993. There were no outstanding commitments to lend additional funds to borrowers with restructured loans. During fiscal 1992, the Association established a specific valuation allowance of $380,000 relating to the loan of $1.1 million. The gross interest income that would have been recorded if the loans had been current per their original terms was $330,000 for the year ended September 30, 1993. Interest income recorded for these loans amounted to $288,000 for the year ended September 30, 1993.

          Real estate owned. The $8.2 million of REO, net of a $100,000 general valuation allowance, consisted of three single-family residences with an aggregate carrying value $336,000, 22 condominiums in Dallas, Texas with an aggregate carrying value of $434,000, a Knight's Inn Motel in Monroe, Michigan with a carrying value of $1.7 million, the Ocean One Hotel in Virginia Beach, Virginia with a carrying value of $3.8 million, office and residential property in Leesburg, Virginia with a carrying value of $276,000, warehouse and land in Chantilly, Virginia with a carrying value of $414,000, seven lots near Fredricksburg, Virginia with a carrying value of $305,000, partially developed land in Charlottesville, Virginia with an aggregate carrying value of $453,000, and a single-family residence in Warrenton, Virginia with a carrying value of $611,000.

          In November, 1993 the Association sold the Knight's Inn Motel in Monroe, Michigan for $1.8 million. The Association accepted a cash payment of $150,000 and extended a loan for $1,650,000. In October, 1993, the Association purchased the land and the land lease for the Knight's Inn for $340,000. The Association expects to receive a minimum of $30,000 in annual rental payments from this land lease.

          The  office and residential  property in Leesburg,  Virginia is vacant
     and has  been evaluated  by experts for  soil contamination.   The carrying

                                          19



     value of $276,000 is net of a specific reserve of $80,000 relating to the resolution of this problem.

          The Ocean One Hotel, a 102-unit beachfront hotel, was acquired by foreclosure in June, 1991, and reopened for business in July, 1992 after being closed for twenty months. The outstanding loan at the time of foreclosure amounted to $2.7 million. In fiscal 1992, the Association expensed $2.2 million in renovation expenditures, with $1.1 million charged to expense, and the remainder of $1.1 million capitalized as part of the REO balance, resulting in a new carrying value of $3.8 million at September 30, 1992. During fiscal 1993, the Association spent approximately $1.1 million in further renovation expenditures for an indoor swimming pool, meeting rooms, a restaurant and restaurant equipment, a lounge and bar, exterior painting, and replacement of certain hotel furnishings. The hotel was operational during fiscal 1993, and despite major construction activity, the hotel operated at 35% occupancy at an average room rate of approximately $69 for an operational profit of $128,000. The Association does not plan significant further renovation expenditures, and has listed the property for sale. The Association is unable to project the future expenditures, if any, that may be necessary to franchise or sell the property. The property is being managed by a professional hotel operator. The Association will evaluate the benefits of affiliating the hotel with a national franchise in fiscal 1994.

          At September 30, 1993, the Association has under contract or was negotiating the sale of approximately $2.5 million of REO, including the Knights Inn Motel. Based on carrying values at September 30, 1993 and the contract price of properties under contract, the Association does not presently anticipate that it will incur any significant losses on the sale of such properties.

          Allowance for loan losses. The total allowance for loan losses amounted to $1.6 million at September 30, 1993, as compared to $1.3 million and $1.1 million at September 30, 1992 and 1991, respectively. The allowance for loan losses as a percent of loans outstanding was .92% at September 30, 1993 as compared to .67% at September 30, 1992 and .53% at September 30, 1991. The increase during the past two fiscal years reflects management's decision to increase the ratio of the allowance for loan losses to total loans because of the Association's exposure through its real estate mortgage loan portfolio and the recent downturn in the real estate market. The $533,000 and $1.1 million provisions during fiscal 1993 and 1992, respectively, were also due to the significant charge-offs during such periods. Net charge-offs, which reduce the allowance for loan losses, amounted to $219,000, $962,000 and $236,000 in fiscal 1993, 1992 and 1991, respectively. Recoveries of loans receivable previously charged-off were not material in the years ended September 30, 1993, 1992 and 1991. The allowance for loan losses is maintained at a level believed adequate by management to absorb losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant


                                          20


     factors. The allowance is increased by provisions for loan losses which are charged against income.

          The Association does not allocate the allowance for loan losses by category of loan. An overall assessment of the allowance for loan losses includes the development of risk factors by type of loan to evaluate the adequacy of the general valuation allowance. The Association also reviews historical ratios of delinquency and nonperforming assets to further evaluate loan loss reserves. Further, the Association utilizes regulatory measures to determine the adequacy of loan loss reserves.

          The Association believes that the allowance for loan losses as of September 30, 1993 was adequate and further believes that the net carrying values of real estate owned are stated at their fair values. However, future additions to the allowance for loan losses or reductions in net carrying values may be necessary based on the performance of the Association's loan portfolio and changes in economic conditions. In addition, in connection with periodic examinations of the Association, the staff of the OTS and the FDIC consider the adequacy of the allowance for loan losses and the net carrying value of investment in real estate. Such agencies may require the Association to recognize additions to the allowance or reductions in the net carrying value of investment in real estate based on their judgements at the time of such examinations.

          On September 1, 1992, the OTS proposed a revision to its guidance to savings associations and OTS examination staff regarding the appropriate level of general valuation allowances an association should maintain. The current policy of the OTS is to require that a savings association classify its assets on a regular basis and establish prudent general valuation allowances that are adequate to absorb probable losses that have not been identified but that are inherent in the loan portfolio. The proposed OTS policy requires associations to maintain general valuation allowances that are adequate to absorb probable losses on their portfolios that are not clearly attributable to specific loans. For classified assets and assets subject to special mention, the OTS has proposed general valuation allowances within the following ranges: (i) 0% to 5% of assets subject to special mention; (ii) 5% to 25% of assets classified substandard; and (iii) 40% to 60% of assets classified doubtful. For unclassified and unreviewed assets, the OTS proposes general valuation allowances equal to expected net charge-offs during the next year, which should be based on the level of annual net charge-offs experienced by the association over the previous three to five years or similar assets adjusted for current economic conditions and trends and certain qualitative factors.

          Effective December 21, 1993, the OTS, in conjunction with the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve Board, issued an Interagency Policy Statement on the Allowance for Loan and Lease Losses ("Policy Statement"). The Policy Statement, which effectively supersedes the proposed guidance issued on September 1, 1992, includes guidance (i) on the responsibilities of management for the assessment and establishment of an adequate allowance and (ii) for the agencies' examiners to use in evaluating the adequacy of such allowance and the policies

                                          21



     utilized to determine such allowance. The Policy Statement also sets forth quantitative measures for the allowance with respect to assets classified substandard and doubtful and with respect to the remaining portion of an institution's loan portfolio. Specifically, the Policy Statement sets forth the following quantitative measures which examiners may use to determine the reasonableness of an allowance: (i) 50% of the portfolio that is classified doubtful; (ii) 15% of the portfolio that is classified substandard and (iii) for the portions of the portfolio that have not been classified (including loans designated special mention), estimated credit losses over the upcoming twelve months based on facts and circumstances available on the evaluation date. While the Policy Statement sets forth this quantitative measure, such guidance is not intended as a "floor" or "ceiling".

          A summary of litigation regarding certain real estate owned at September 30, 1993 is contained herein under Item 3. Legal Proceedings. For further information on the Association's allowance for losses on loans and a summary of the net cost of operations for real estate owned, see Notes (4) and (6), respectively, in the Notes to Consolidated Financial Statements in the Annual Report).



     The following table summarizes activity in the Association's allowance for loan losses during the periods indicated.

                                           Year Ended September 30,
                                        1993        1992         1991

                                            (Dollars in Thousands)

             Allowance at beginning $  1,288     $  1,135    $    873
             of year
             Provision for loan
               losses charged to
               operating expenses        533        1,115         498
               Sub-total               1,821        2,250       1,371
             Charge-offs:
               Residential real           --         (538)        (72)
             estate loans
               Non-residential real
             estate                     (100)            --       (40)
                loans
               Construction loans        (70)            --        --
               Consumer loans            (49)        (424)       (124)
             Total loans charged-       (219)        (962)       (236)
             off(1)
             Allowance at end of    $  1,602     $  1,288    $  1,135
             year




                                          22


             Average outstanding
             balance                $180,039     $204,964    $226,042
               of loans receivable

             Ratio of net charge-
             offs to
               average outstanding       .12%         .47%        .10%
             balance
               of loans receivable

             Period-end loans       $174,830     $190,826    $213,834
             receivable
             Ratio of allowance to
             period-                     .92%         .67%        .53%
               end loans receivable

     _______________________

     (1) Recoveries of loans receivable previously charged-off were not material.


     Investment Activities

          Interest income and dividends from investment securities provides the second largest source of income after interest on loans. The Association is required to maintain certain liquidity ratios and does so by investing in securities that qualify as liquid assets under OTS regulations. Such securities include obligations issued by or are fully guaranteed by the United States government, certain federal agency obligations, certain time deposits and negotiable certificates of deposit issued by commercial banks and other specified investments, including commercial paper and corporate debt securities. See "Regulation - Liquidity Requirements." The balance of investment securities maintained by Jefferson in excess of regulatory requirements reflects management's objective of maintaining adequate liquidity to afford future flexibility to meet withdrawal requests and loan commitments or to make other investments. Such liquid funds are managed in an effort to produce the highest yield consistent with maintaining safety of principal and adherence to applicable regulations. The income from investments depends on the yield on investments purchased and the size of the investment portfolio.

          The Association adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of September 30, 1993. Investments in debt securities are classified as held-to-maturity when the Association has the positive intent and ability to hold those securities to maturity. Held-to-maturity investments are measured at amortized cost with gains and losses recognized at the time of sale. Investment in stock of the Federal Home Loan Bank of Atlanta is stated at cost. Investments identified as available-for-sale are measured at market value with unrealized holding gains and losses reported as a net amount in

                                          23



     a separate component of stockholders' equity until realized. Trading securities are bought and held principally for the purpose of selling in the near term. Unrealized gains and losses on trading securities are included in earnings. Dividend and interest income for all three categories, including amortization of the premium and discount arising at acquisition, are reported in earnings. The effect of adoption of FASB Statement No. 115 was to record a net unrealized gain of $154,000 in investment securities and mortgage-backed securities, a deferred income tax liability of $53,000 and an increase of $101,000 in stockholders' equity. The Association had no trading securities as of September 30, 1993.




          The following table sets forth the carrying value of Jefferson's investment portfolio at the dates indicated. See also Note 2 of Notes to Consolidated Financial Statements in the Annual Report for additional information with respect to the Association's investment securities classification as available-for-sale or held-to-maturity. In addition, information on carrying value, gross unrealized gains, gross unrealized losses, market value, gross proceeds from sales, and gross realized gains and losses are also disclosed.
                                                 September 30,
                                         1993        1992         1991

                                             (Dollars In Thousands)

           FHLB overnight funds      $ 14,958       $2,494      $   143
           Certificates of deposit         24           43           15
           Trust accounts - CMO &       2,401        1,241        1,509
           REMIC
           Commercial paper and
             subordinated                  --        1,113        1,339
           debentures
           Adjustable-rate mortgage
           mutual                      10,676           --           --
            funds
           United States government
             and agency obligations    14,011       30,009           --
           FHLB Stock                   3,600        3,396        3,168
           Other (1)                       --           --           16
                Total                 $45,670      $38,296       $6,190

     _______________

     (1)  Consists of stock of an unconsolidated subsidiary.


                                          24


     Sources of Funds

               General.   Historically, deposits have been  the principal source
     of Jefferson's funds for use in lending and for other general business purposes. In addition to deposits, the Association derives funds from loan repayments and prepayments, sales of whole loans, loan participations, investment securities and mortgage-backed securities, advances from the FHLB and other borrowings, including reverse repurchase agreements. The availability of funds from sales of loans and debt instruments is influenced by general interest rates and other market conditions.

               Loan principal and interest payments are a relatively stable source of funds, while savings inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions and may fluctuate widely. Borrowings may be used on a short-term basis to match short-term lending such as non-residential and construction loans, to compensate for reductions in normal sources of funds such as savings inflows and to meet liquidity requirements. On a long-term basis, borrowings may be used to support expanded lending activities.

               Deposits. Various regulatory changes have authorized thrift institutions to offer innovative deposit accounts with shorter terms and market sensitive interest rates in order to reduce the outflow of such funds into alternative investment instruments, such as money market funds and mutual funds, in higher interest rate environments. These new types of deposits have proven to be more costly than historical types of deposits, thus subjecting the Association to greater fluctuations in short-term deposit flows.

               In recent years, the Association has experienced deposit outflows primarily from transaction accounts, as such funds were invested by depositors in alternative financial instruments. The reductions in short-term rates resulting from the Federal Reserve Board's action to encourage economic growth enabled money market funds, bond funds and equity funds, which, unlike financial institutions, are not required to maintain reserve requirements or pay premiums to regulatory agencies for depository insurance, to offer higher interest rates and potentially higher returns on such investments.

               Jefferson offers a variety of rates and deposit programs, short-term and long-term, designed to attract customers in its market area. Rates on deposits offered by Jefferson are evaluated on a weekly basis and are priced based on investment opportunities, competitive rates available at other depository institutions and the cost of alternative sources of funds.

               Jefferson relies upon its  branch network and advertising in  its primary market area to generate its deposit flows. Jefferson's objective is to obtain stable deposits from local sources, although some deposits are gathered from non-local sources. Jefferson has not sought deposits from institutional brokerage programs in the last three fiscal years and had no brokered funds at September 30, 1993. Deposits with balances in excess of

                                          25



     $100,000 totaled $17.3 million or 7.2% of total deposits at September 30, 1993.

               In October, 1993, Jefferson acquired $9.3 million of deposits from another savings institution in Leesburg, Virginia at a premium of 1.25%. These accounts were transferred to the Association's existing branch office in Leesburg, Virginia.

               The following table shows the deposit activity for Jefferson for the periods indicated.

                                         Year Ended September 30,
                                       1993         1992         1991


                                          (Dollars in Thousands)

              Net withdrawals     $(17,360)     $(7,119)     $(6,833)


              Interest credited      9,661       12,241       14,192
              Net increase
              (decrease)          $ (7,699)     $ 5,122      $ 7,359
                in deposits

               Jefferson offers a variety of deposit accounts, including passbook accounts, Negotiable Order of Withdrawal ("NOW") accounts, Money Market Deposit Accounts ("MMDAs") and a variety of fixed-term certificate accounts with different rates and maturities. Jefferson also provides Individual Retirement Accounts (IRAs), Simplified Employee Pension Plans (SEPPs) and Keogh Plan Accounts.

               During  fiscal 1990,  the Association  introduced a  new passbook account which featured a guaranteed one-year interest rate floor and certain free services such as free checking. Such floor was established on October 1st of each year and as a result of the decline of market interest rates below this floor during fiscal 1992, the balance of these deposits amounted to $77.4 million as of September 30, 1992. The interest rate floor for fiscal 1992 was 5.75%. However, in fiscal 1993, the interest rate was adjusted quarterly on the passbook account and was 3.25% for the quarter ended December 31, 1993 and will be 3.15% for the quarter ended March 31, 1994. The balance of these deposits amounted to $70.7 million as of September 30, 1993.

               NOW accounts, MMDAs and passbook and statement accounts are subject to various fees depending upon the type of account, transaction activity and minimum balance maintained. All fixed-term certificates are subject to a forfeiture of interest in the event of a withdrawal of principal prior to the maturity date. These interest penalties amount to the loss of interest for periods of one to six months depending upon the term of the certificates.


                                          26



               At September 30, 1993, approximately 46% of Jefferson's total deposits consisted of time deposits and demand deposits represented the remaining 54% of the deposit base. The weighted average nominal interest rate for all accounts at September 30, 1993, was 3.84%.

               In fiscal 1993, the excess of withdrawals over deposits was $17.4 million and interest credited amounted $9.7 million, resulting in a net decline in deposits of $7.7 million. The fiscal 1993 decrease included a withdrawal of $4.0 million of funds from national institution sources, as the Association intentionally posted less aggressive deposit rates. The remaining decline in deposits was primarily attributable to a decline in demand accounts as depositors were withdrawing funds for cash needs and other opportunities for a higher yield. At September 30, 1993, the Association had $15.5 million of time deposits in "Bump Rate" certificates of deposit, which allows a depositor to adjust his rate to market once during the deposit term, and $10.8 million in "Prime Rate" certificates of deposit, which are tied to changes in prime rate less 150-175 basis points.

               The following table sets forth at September 30, 1993, deposit account balances (excluding accrued interest payable) by account type, scheduled maturity and weighted average interest rate.

                                                                Weighted
                                                   Percent of    Average
                                                     Total      Interest
                 Type of Account         Total      Deposits      Rate

                                             (Dollars in Thousands)

           Demand deposits:
           Passbook Accounts           $83,780          35%        3.21%
           NOW Accounts                 15,888           7         2.59
           MMDAs                        29,806          12         2.82

           Total demand deposits       129,474          54         3.05

           Time deposits:
           Certificates maturing in:
             Year ending September      67,021          28         4.53
           30, 1994
             Year ending September      29,974          12         5.05
           30, 1995
             Year ending September      10,660           4         5.05
           30, 1996
             Thereafter                  4,338           2         5.58

           Total time deposits         111,993          46         4.76

           Total deposits             $241,467         100%        3.84%




                                          27




               The following table sets forth the amount of scheduled maturities of time deposits at September 30, 1993.


                 Balance as of       Twelve Months Ended
                 September 30,  September 30,

    Interest  Rate   1992    1993    1994    1995    1996   There
                                             after

                                     (Dollars in Thousands)

Less  than 4%       $ 9,988  $ 24,410  $24,277  $    133  $   --   $  --
4.00 -  6.00%        57,931    72,056   32,097    26,240   10,025   3,694
6.01 -  8.00%        32,766    12,426    8,615     2,772      458     581
8.01 -  10.00%       12,306     3,092    2,032       820      177      63
Greater  than 10%        34         9      --          9      --      --
Total  maturities  $113,025  $111,993  $67,021   $29,974  $10,660  $4,338


               Borrowings.    The  FHLB System  functions  in  a reserve  credit
     capacity for savings institutions and other member financial institutions. As a member, Jefferson is required to own capital stock in the FHLB of Atlanta, and is authorized to apply for advances from the FHLB on the security of such stock and certain of its home mortgages and other assets. Such borrowings may be made pursuant to numerous credit programs offered by the FHLB. Each credit program has its own interest rate and range of maturities, and the FHLB prescribes the acceptable uses to which the advances pursuant to each program may be put as well as limitations on the size of the advances. Depending upon the credit program used, FHLB advances bear interest at fixed rates or at rates that vary with market conditions. A prepayment penalty may be imposed for early repayment of advances. The FHLB offers a full range of maturities up to ten years at generally competitive rates. At September 30, 1993 and 1992, the Association did not have any outstanding FHLB advances. See Note (9) to the Notes to Consolidated Financial Statements in the Annual Report for a summary of FHLB advances.



                                          28




               Securities   sold  under   agreements  to   repurchase  ("reverse
     repurchase agreements") involve the transfer of securities to a lender in exchange for cash under an agreement to repay the cash plus interest in exchange for the return of the same or substantially the same securities on the maturity date. Jefferson deals only with financially strong securities dealers and commercial banks when entering into these transactions. Generally, the securities used in these transactions have been government agency MBSs. Funds from this source have been used to provide additional liquidity and to engage in arbitrage transactions which match the maturities of assets and liabilities at positive interest rate spreads.

               Reverse repurchase transactions are treated as borrowings with the repurchase obligations reflected as a liability on the Consolidated Balance Sheets, and the related "interest" expense included in interest on borrowings. At September 30, 1993 and 1992, the Association did not have any securities sold under agreements to repurchase. See Note (10) to the Notes to Consolidated Financial Statements in the Annual Report for a summary of the Association's reverse repurchase agreements.

               The Association's other borrowings primarily represent notes payable ("Notes") of JFC and mortgage collateral bonds ("Bonds") issued by JFC II.

               On June 6, 1985, JFC, in effect, borrowed $20.3 million from Thrift Financing Corporation ("TFC"), an investment program established by Craigie, Inc., which indebtedness was evidenced by the Notes. Consequently, TFC issued CMOs secured by the Notes which, in turn, are collateralized by FHLMC PCs. The maturity of the Notes correspond to the principal repayment of the FHLMC PCs. At September 30, 1993, the outstanding indebtedness on the Notes was $5.3 million, with an unamortized discount of $76,000. The Notes are collateralized by a trust cash account and $5.5 million of FHLMC PCs which had a weighted average rate of 9.07% at September 30, 1993. The Notes had an effective interest cost to Jefferson of 11.27% in fiscal 1993.

               On May 9, 1988, JFC II issued the Bonds with a gross balance of $47.1 million which were secured by FHLMC PCs with below market rates. As a result, the Bonds were initially issued at a discount of $5.0 million, or 10.625% of the outstanding amount payable on the Bonds. The discount represented the difference between the weighted average interest rate of the FHLMC PCs and the cost of borrowing. The maturity of the Bonds corresponds to the maturity of the FHLMC PCs. The unamortized discount on the Bonds is reduced in proportion to the reduction of the outstanding balance of the Bonds which increases interest expense. At September 30, 1993, the outstanding indebtedness on the Bonds was $21.2 million, with an unamortized discount of $2.3 million and had an effective interest cost to Jefferson of 12.87% in fiscal 1993. The Bonds are collateralized by a trust cash account and $19.9 million of FHLMC PCs which had a weighted average rate of 8.33% at September 30, 1993.

               A material and prolonged decrease in interest rates could have an adverse effect on the Association's interest expense primarily as a result

                                          29



     of the Bonds issued by JFC II. Due to the paydown of the Bonds of $25.9 million in the 65 months since issuance, the unamortized discount amounted to $2.3 million at September 30, 1993. The maturity of the Bonds, as well as the amortization of the discount, correspond to the principal repayments of the mortgage-backed securities. Average annual repayments on the Bonds since issuance has amounted to $4.8 million and, correspondingly, average annual accretion of the discount has amounted to approximately $510,000. To the extent that interest rates spur significant repayments of the mortgage-backed securities collateralizing the Bonds, the amortization of the discount would correspondingly accelerate. The weighted average interest rate of the mortgage-backed securities collateral was 8.33% at September 30, 1993. Since the amortization of the discount is accounted for as interest expense, an acceleration of the amortization of the discount would have an adverse affect on interest expense and, correspondingly, net interest income in the short-term.

               The following table sets forth the effect on net interest income of decreases and increases of repayment on the Bonds based on the historical average annual repayment of $4.8 million.


      Percent of                          Amortization
      Historical                          of Discount at   Net Interest
    Average Annual      Amount of          10.625% of         Income
     Repayment of      Repayment of       Repayment of       Increase
    Bonds Payable         Bonds              Bonds           (Decrease)

        75%           $ 3,600,000         $  382,500         $ 127,500
       100%           $ 4,800,000         $  510,000         $     --
       125%           $ 6,000,000         $  637,500         $(127,500)
       150%           $ 7,200,000         $  765,000         $(255,000)
       175%           $ 8,400,000         $  892,500         $(382,500)
       200%           $ 8,400,000         $1,020,000         $(510,000)
       225%           $10,800,000         $1,147,500         $(637,500)
       250%           $12,000,000         $1,275,000         $(765,000)


                                          30



               The annual repayment rate in fiscal 1993 was approximately 200% of the historical annual repayment rate.

               The following table summarizes the consolidated borrowings of Jefferson at the dates indicated.

                                                                 September 30,
                                                  1993      1992      1991     1990      1989
                                                            (Dollars in Thousands)
FHLB Advances                                   $  --    $  --   $13,750  $ 51,050  $ 46,000
Securities sold under agreements to repurchase     --       --    14,001    17,077    17,038
Jefferson Funding Corporation notes payable,
 (Collateralized mortgage obligation)             5,212    6,761   8,614     9,505    10,797
Jefferson Funding Corporation II
 (Real Estate Mortgage Investment
 Certificate)                                    18,867   27,360  31,853    34,721    37,654
Wrap around mortgages                               --        37      38        84       123
Total                                           $24,079  $34,158 $68,256  $112,437  $111,612

     Competition

               Jefferson experiences substantial competition in attracting and retaining savings deposits and in making real estate, consumer and non-residential loans. The primary factors in competing for savings deposits are interest rates and convenience of office locations. Direct competition for savings comes from other savings institutions, commercial banks, credit unions and more recently other financial-service concerns. Additional significant competition for savings deposits comes from corporate and government securities and mutual funds which may yield higher interest rates than instruments offered by savings institutions. The primary factors in competing for loans are interest rates, rate adjustment provisions, loan maturity, loan fees, convenience and the quality of service to borrowers. Competition for origination of real estate loans normally comes from other savings institutions, commercial banks, mortgage banking companies, insurance companies and real estate investment trusts.

     Subsidiaries



                                          31




               OTS regulations permit a savings institution to invest up to 2% of its assets in the capital stock, paid-in surplus and unsecured obligations of subsidiary corporations or service corporations and an additional 1% of its assets when the additional funds are utilized for community or inner-city development or investment. In addition, a federally chartered, SAIF-insured savings institution meeting its minimum regulatory capital requirements also may make conforming loans to service corporations in which the lender owns or holds more than 10% of the capital stock, in an aggregate amount of up to 50% of regulatory capital. The Association is also authorized to invest up to 30% of its assets in finance subsidiaries whose sole purpose is to issue debt or equity securities that the Association is authorized to issue directly, subject to certain limitations. At September 30, 1993, the Association was authorized to have a maximum investment of $5.7 million (2% of assets) in the capital stock and other securities of service corporation subsidiaries and no conforming loans. In addition, the Association is permitted to invest up to $85.3 million (30% of assets) in finance subsidiaries such as JFC and JFC II. As of that date, Jefferson's investment in service corporation subsidiaries was $4.6 million, of which $1.0 million and $2.8 million were invested in JFC and the JFC II, respectively. The $1.0 million and $2.8 million represent the amounts by which JFC and the JFC II have over-collateralized their respective borrowings.

               Jefferson currently has four wholly-owned service corporations as follows:

          Subsidiary                    Primary Business Activity

Jefferson Insurance Services, Inc.     Sales of multiple lines of insurance
                                         to the public
Jefferson Investment Service Corp.     Trustee on savings institution
                                         mortgages
Jefferson Funding Corporation          Finance subsidiary (CMO)
Jefferson Funding Corporation II       Finance subsidiary (REMIC)


          At September 30, 1993, Jefferson Insurance Services, Inc. and Jefferson Investment Service Corp. had combined total assets of $695,340, of which $692,439 is cash and investment securities. Total equity of the two above nonfinance service corporations at such time was $695,340. During fiscal 1993, such subsidiaries generated aggregate net income of approximately $37,000. The nonfinance service corporations are not engaged in any nonpermissible regulatory activities.

     Employees

          At September 30, 1993, Jefferson employed 102 full-time and 13 part-time employees. Management considers its relations with its employees to be good.

                                          32


          Jefferson currently maintains a comprehensive employee benefit program providing, among other items, health, disability, life insurance, and educational assistance. In fiscal 1991, a 401(k) plan was made effective for qualified employees. Jefferson's employee benefits are considered by management to be generally comparable with employee benefits provided by other major employers in Jefferson's market area. Jefferson's employees are not represented by any collective bargaining group. The Association does not provide post-retirement benefits.

                                      REGULATION

          Set forth below is a brief description of certain laws and regulations which relate to the regulation of Jefferson. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

          General

          The Association is a federally chartered savings association, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, the Association is subject to broad federal regulation and oversight by the OTS and the FDIC extending to all aspects of its operations. The Association is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Federal Reserve Board.

          The OTS has extensive authority over the operations of savings associations. As part of this authority, savings associations are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS and the FDIC. The investment and lending authority of the Association is prescribed by federal laws and regulations, and it is prohibited from engaging in any activities not permitted by such laws and regulations. These laws and regulations generally are applicable to all federally chartered savings associations and many also apply to state-chartered savings associations. Such regulation and supervision is primarily intended for the protection of depositors.

          Certain of the investment and lending authorities for federal associations were amended significantly by FIRREA. FIRREA provides that no savings association may invest in corporate debt securities not rated in one of the four highest rating categories by a nationally-recognized rating organization. In addition, FIRREA reduced the permissible level of investment in loans secured by non-residential real property by federal associations from 40% of assets to 400% of regulatory capital, with authority in the OTS to increase that investment level on a case-by-case basis. FIRREA also revised the authority of savings associations to engage in transactions with affiliates or to make loans to certain insiders by making such transactions subject to certain provisions of the Federal Reserve Act. Among other things, those provisions require that these transactions with affiliates be on terms and conditions comparable to those for similar transactions with non-affiliates, as discussed below.

                                          33







          FIRREA imposed limitations on the aggregate amount of loans that a savings association could make to any one borrower, including related entities. Under FIRREA, the permissible amount of loans-to-one borrower now follows the national bank standard for all loans made by savings associations, as compared to the pre-FIRREA rule that applied that standard only to commercial loans made by federally chartered savings associations. The national bank standard generally does not permit loans-to-one borrower to exceed 15% of unimpaired capital and surplus. Loans in an amount equal to an additional 10% of unimpaired capital and surplus also may be made to a borrower if the loans are fully secured by readily marketable securities. For information about the Association's largest loan or group of loans, see "Business - Lending Activities - Loan Underwriting Policies."

          The OTS' enforcement authority over all savings associations and their holding companies was substantially enhanced by FIRREA. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. FIRREA significantly increased the amount of and grounds for civil money penalties. FIRREA requires, except under certain circumstances, public disclosure of final enforcement actions by the OTS.

          Recent Legislation. On December 19, 1991, the Federal Deposit Insurance Corporation Act of 1991 ("FDICIA") was enacted into law. The FDICIA provides for, among other things, the recapitalization of the Bank Insurance Fund ("BIF"); the authorization of the FDIC to make emergency special assessments under certain circumstances against BIF members and members of the SAIF; the establishment of risk-based deposit insurance premiums; and improved examinations and reporting requirements. The FDICIA also provides for enhanced federal supervision of depository institutions based on, among other things, an institution's capital level.

          Under the FDICIA, new safety and soundness standards are to be adopted by the federal banking regulators, including the imposition by December 1, 1993 of a maximum ratio of classified assets to total capital, minimum earnings sufficient to absorb losses without impairing capital, and to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of an institution or holding company, and such other standards relating to asset quality, earnings and valuation as the regulators find appropriate. The FDICIA also liberalized the qualified thrift lender ("QTL") test; imposed greater restrictions on transactions with insiders; revised the limitations on the includability of purchased mortgage servicing rights as regulatory capital; mandated consumer protection disclosures with respect to deposit accounts; and permitted federal savings institutions to acquire or be acquired by any insured depository institution. In many of these areas, implementing regulations must be adopted by the relevant banking regulator.


                                          34



          On June 19, 1993, a joint notice of proposed rulemaking was issued by the OTS, the FDIC, the Office of the Comptroller of the Currency and the Federal Reserve Board (collectively, the "agencies") concerning standards for safety and soundness required to be prescribed by regulation pursuant to Section 39 of the Federal Deposit Insurance Act ("FDIA"). In general, the standards relate to (1) operational and managerial matters; (2) asset quality and earnings; and (3) compensation. The operational and managerial standards cover (a) internal controls and information systems, (b) internal audit system, (c) loan documentation, (d) credit underwriting, (e) interest rate exposure, (f) asset growth, and (g) compensation, fees and benefits. Under the proposed asset quality and earnings standards, Jefferson would be required to maintain (1) a maximum ratio of classified assets (assets classified substandard, doubtful and to the extent that related losses have not been recognized, assets classified loss) to total capital of .75, and (2) minimum earnings sufficient to absorb losses without impairing capital. The last ratio concerning market value to book value was determined by the agencies not to be feasible. Finally, the proposed compensation standard states that compensation will be considered excessive if it is unreasonable or disproportionate to the services actually performed by the individual being compensated. If an insured depository institution or its holding company fail to meet any of the standards promulgated by regulation, then such institution or company will be required to submit a plan within 30 days to the FDIC specifying the steps it will take to correct the deficiency. In the event that an institution or company fails to submit or fails in any material respect to implement a compliance plan within the time allowed by the agency, Section 39 of the FDIA provides that the FDIC must order the institution or company to correct the deficiency and may (1) restrict asset growth; (2) require the institution or company to increase its ratio of tangible equity to assets;
     (3) restrict the rates of interest that the institution or company may pay; or (4) take any other action that would better carry out the purpose of prompt corrective action.

          On November 18, 1993, the agencies issued proposed regulations which are substantially similar to the advance notice of proposed rulemaking in June 1993, set forth above. However, pursuant to the proposed regulations issued in November, the Association would be allowed a maximum ratio of classified assets to total capital of 1.0 rather than .75 proposed in June 1993. The Association is unable to predict at this time what effect, if any, these standards will have on its business, results of operations or management. However, the Association's classified assets to total capital currently exceed the proposed ratio of 1.0. Management is presently evaluating the alternatives available to the Association in order to comply with the proposed requirement, including reducing classified assets, and increasing capital though earnings and issuance of additional shares of common stock or other capital instruments. The Association has included a proposal in the proxy statement for the 1994 Annual Meeting requesting stockholder approval for a proposed private placement offering. While the Association does not have any immediate specific plans to issue shares of capital stock, the Association believes that approval of this proposal will provide the Association with corporate flexibility to respond on a timely basis to potentially valuable business opportunities which may include the

                                          35



     purchase  of deposits,  branch office  properties and  other assets  of the
     Resolution Trust  Corporation.   Any such  private  placement offering,  if
     initiated, is not expected to exceed $5.0 million.

          Insurance of Accounts

          The deposits of the Association are insured up to $100,000 per insured member (as defined by law and regulation) by the SAIF and are backed by the full faith and credit of the United States Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action.

          The annual assessment for SAIF members for deposit insurance for the period from January 1, 1991 through December 31, 1992 was equal to .23% of insured deposits, which was payable on a semi-annual basis. FDICIA eliminated limitations on increases in federal deposit insurance premiums and authorized the FDIC to increase the assessment rates to the extent necessary to protect the SAIF (as well as the comparable fund administered by the FDIC which insures the deposits of commercial banks). The FDIC has issued a final regulation which was effective for the first semi-annual period of 1993 and thereafter, and which is intended to be a preliminary step toward the risk-based assessment system required to be implemented by January 1, 1994. Under the regulation, institutions are assigned to one of three capital groups which are based solely on the level of an institution's capital--"well capitalized," "adequately capitalized," and "undercapitalized"--which are defined in the same manner as the regulations establishing the prompt corrective action system under Section 38 of the FDIA. These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging from .23% for well capitalized, healthy institutions to .31% for undercapitalized institutions with substantial supervisory concerns. The insurance premium for the Association for the first semi-annual period beginning January 1, 1993 was .30% of insured deposits and is .30% for the second semi-annual period ending December 31, 1993.

          The FDIC may terminate the deposit insurance of any insured depository institution, including the Association, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for

                                          36



     a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which could result in termination of the Association's deposit insurance.

          Federal Home Loan Bank System

          The Association is a member of the FHLB System which consists of 12 regional FHLBs, with each subject to supervision and regulation by the newly created Federal Housing Finance Board. The FHLBs provide a central credit facility primarily for member savings institutions. The Association, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in that FHLB in an amount equal to at least 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 5% of its advances (borrowings) from the FHLB of Atlanta, whichever is greater. At September 30, 1993, Jefferson had a $3.6 million investment in the stock of the FHLB of Atlanta and was in compliance with this requirement.

          Advances from the FHLB of Atlanta are secured by certain types of mortgages and other assets. Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Atlanta and the purpose of the borrowing. At September 30, 1993, the Association had no borrowings from the FHLB of Atlanta outstanding.

          Liquidity Requirements

          The Association is required to maintain a daily average balance of liquid assets (cash, certain time deposits, corporate debt securities and commercial paper, securities of certain mutual funds, banker's acceptances, and specified United States government, state or federal agency obligations), equal to at least 5% of the average daily balance of its net withdrawable savings deposits plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% and is currently 5%. Short-term liquid assets currently must consist of 1% of the liquidity base. Monetary penalties may be imposed for failure to meet liquidity requirements. The Association's average month-end liquidity ratio for the year ended September 30, 1993 was 7.7% and its short-term liquidity ratio at September 30, 1993 exceeded the regulatory requirement of 1%. The Association has consistently maintained liquidity levels in excess of the minimum requirements.




                                          37



          Regulatory Capital Requirements

          Federally insured savings associations are required to maintain minimum levels of regulatory capital. Pursuant to FIRREA, the OTS has established three capital standards applicable to all savings associations. These standards generally must be as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

          Current OTS capital standards require savings associations to satisfy three different capital requirements. Under these standards, savings associations must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 3% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to 8% of "risk-weighted" assets. For purposes of the regulation, core capital generally consists of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and "qualifying supervisory goodwill." Tangible capital is given the same definition as core capital but does not include qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets, with only a limited exception for purchased mortgage servicing rights. Both core and tangible capital are further reduced by an amount equal to a savings association's debt and equity investments in subsidiaries engaged in activities not permissible to national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). Supplementary capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as core capital; subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no additional capital) for assets such as cash to 100% for repossessed assets or loans more than 90 days past due. Single-family residential real estate loans which are not past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. High quality MBSs and FHLB stock are assigned a 20% risk-weighting. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

          In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating risk-based capital requirement. As a result, such an institution will be required to maintain additional capital in order to comply with the risk-based capital

                                          38



     requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. The interest rate risk component will be calculated, on a quarterly basis, as one-half of the difference between an institution's measured interest rate risk and 2.0%, multiplied by the market value of its assets. The rule also authorizes the director of the OTS, or his designee, to waive or defer an institution's interest rate risk component on a case-by-case basis. The final rule is effective as of January 1, 1994, subject however to a two quarter "lag" time between the reporting date of the data used to calculate an institution's interest rate risk and the effective date of each quarter's interest rate risk component. Thus, an institution with greater than "normal" risk will not be subject to any deduction from total capital until July 1, 1994 (based on the calculation of the interest rate risk component using data as of December 31, 1993). Finally, the OTS indicated in the final rule that it intended to lower the leverage ratio requirement (in its prompt corrective action regulation) to 3.0% from the current level of 4.0%, on July 1, 1994.
     Management of the Association does not believe it will be adversely impacted by this new regulation upon the effectiveness of the regulation in July, 1994. However, any actual requirement for July, 1994 will depend on the composition of assets and level of interest rates in December, 1993, and in the future, portfolio composition, and OTS filing requirements.


                                           39

          The following table sets forth the Association's compliance with each of the above-described capital requirements as of September 30, 1993.

                                    Tangible       Core        Risk-Based
                                    Capital     Capital(1)     Capital(2)

                                           (Dollars in Thousands)

Capital under GAAP                  $12,682        $12,682       $12,682
Additional capital items:
  General valuation allowances(3)       --             --          1,602
Regulatory capital                   12,682         12,682        14,284
Minimum required  regulatory
  capital(4)                          4,264          8,528         11,68
Excess regulatory capital           $ 8,418        $ 4,154       $ 2,597





Regulatory capital as a
  percentage                          4.46%          4.46%          9.77%
Minimum capital required
  as a percentage (4)                  1.5            3.0            8.0
Regulatory capital as
 a percentage in excess of
 requirements                         2.96%          1.46%          1.77%

     _______________

     (1) Does not reflect amendments which were proposed by the OTS in April 1991, which may increase this requirement to between 4% and 5%, as discussed below.

     (2) Does not reflect amendments to the risk-based capital requirement which were adopted by the OTS in August 1993, as discussed above.

     (3) Limited to 1.25% of risk-weighted assets ($1.8 million at September 30, 1993).

     (4) Tangible and core capital are computed as a percentage of adjusted total assets of $284.3 million at September 30, 1993. Risk-based capital is computed as a percentage of adjusted risk-weighted assets of $146.1 million at September 30, 1993.

          Any savings association that fails any of the capital requirements is subject to possible enforcement actions by the OTS or the FDIC. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on an association's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The OTS' capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

          Proposed Federal Regulatory Capital Requirements. In April 1991, the OTS proposed to modify the 3% of adjusted total assets core capital requirement in the same manner as was done by the Comptroller of the
     Currency for national banks. Under the OTS proposal, only savings associations rated composite 1 under the OTS MACRO rating system will be permitted to operate at the regulatory minimum core capital ratio of 3%. For all other savings associations, the minimum core capital ratio will be 3% plus at least an additional 100 to 200 basis points, which will increase the core capital ratio requirement from 3% to 4% to 5% of adjusted total assets or more. In determining the amount of additional capital, the OTS will assess both the quality of risk management systems and the level of overall risk in each individual savings association through the supervisory process on a case-by-case basis.

          Prompt Corrective Action

                                          40







          Under Section 38 of the FDIA, as added by the FDICIA each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. In early September 1992, the federal banking agencies, including the OTS, adopted substantially similar regulations which are intended to implement the system of prompt corrective action established by Section 38 of the FDIA. These regulations are effective December 19, 1992. Under the regulations, an institution shall be deemed to be (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized," (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%, and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Section 38 of the FDIA and the regulations promulgated thereunder also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized). The Association is currently categorized as an adequately capitalized institution.

          An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which fails to submit a written capital restoration plan within the requisite period, or fails in any material respect to implement a capital restoration plan, shall be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

          Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA (i) restricting payment of capital distributions and management fees, (ii) requiring that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital, (iii) requiring submission of a capital restoration plan, (iv) restricting the growth of

                                          41







     the institution's assets and (v) requiring prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; restricting interest rates paid by the institution on deposits; requiring replacement of senior executive officers and directors; restricting the activities of the institution and its affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

          Accounting Requirements

          FIRREA requires the OTS to establish accounting standards to be applicable to all savings associations for purposes of complying with regulations, except to the extent otherwise specified in the capital standards. Such standards must incorporate GAAP to the same degree as is prescribed by the Federal banking agencies for banks or may be more stringent than such requirements. Such standards must be fully implemented by January 1, 1994 and must be phased in as provided in federal regulations in effect on May 1, 1989.

          On September 2, 1992, the OTS amended a number of its accounting regulations and reporting requirements (effective October 2, 1992). The amendments reflected the adoption by the OTS of the following standards:
     (i) regulatory reports will incorporate generally accepted accounting principles ("GAAP") when GAAP is used by federal banking agencies; (ii) savings association transactions, financial condition and regulatory capital must be reported and disclosed in accordance with OTS regulatory reporting requirements that will be at least as stringent as for national banks; and (iii) the director of the OTS may prescribe regulatory reporting requirements more stringent than GAAP whenever the director determines that such requirements are necessary to ensure the safe and sound reporting and operation of savings associations.

          Effective February 10, 1992, the OTS adopted a statement of policy ("Statement") set forth in Thrift Bulletin 52 concerning (i) procedures to be used in the selection of a securities dealer, (ii) the need to document and implement prudent policies and strategies for securities, whether held for investment, trading or for sale, and to establish systems and internal controls to ensure that securities activities are consistent with the financial institution's policies and strategies, (iii) securities trading and sales practices that may be unsuitable in connection with securities held in an investment portfolio, (iv) high-risk mortgage securities that are not suitable for investment portfolio holdings for financial institutions, and (v) disproportionately large holdings of long-term, zero-

                                          42



     coupon bonds that  may constitute  an imprudent investment  practice.   The
     Statement applies to investment securities, high-yield, corporate debt securities, loans, mortgage-backed securities and derivative securities, and provides guidance concerning the proper classification of an accounting for securities held for investment, sale, and trading. Securities held for investment, sale or trading may be differentiated based upon an institution's desire to earn an interest yield (held for investment), to realize a holding gain from assets held for indefinite periods of time (held for sale), or to earn a dealer's spread between the bid and asked prices (held for trading). Depository institution investment portfolios are maintained to provide earnings consistent with the safety factors of quality, maturity, marketability and risk diversification. Securities that are purchased to accomplish these objectives may be reported at their amortized cost only when the depository institution has both the intent and ability to hold the assets for long-term investment purposes. Securities held for investment purposes may be accounted for at amortized cost, securities held for sale are to be accounted for at the lower of cost or market, and securities held for trading are to be accounted for at market. The Association believes that its investment activities have been and will continue to be conducted in accordance with the requirements of OTS policies and generally accepted accounting principles. See "Business - Investment Activities."

          The accounting principles for depository institutions are currently undergoing review to determine whether the historical cost model or market-based measures of valuation is the appropriate measure for reporting the assets of such institutions in their financial statements. Such a proposal is controversial because any change in applicable accounting principles which requires depository institutions to carry mortgage-backed securities and mortgage loans at fair market value could result in substantial losses to such institutions and increased volatility in their liquidity and operations. Currently, it cannot be predicted whether there will be any changes in the accounting principles for depository institutions in this regard or when any such changes might become effective. The Association adopted FASB Statement 115 effective September 30, 1993.

          In September 1991, the FASB issued for comment an exposure draft entitled "Accounting for Investments with Prepayment Risk." The proposed Statement addresses the post-acquisition measurement of investments in loans, receivables or other debt securities with cash flows that may vary due to prepayments. The proposed Statement would establish standards for the measurement of the carrying amount and income associated with such investments. Comments on the proposed Statement were accepted by the FASB until December 31, 1991. A substantial portion of the assets of the Association are investments in loans and other investments with prepayment risk. Management of the Association does not believe that implementation of the Statement, if adopted as proposed, will have a material adverse effect on the Association's financial condition or results of operations.

          On June 30, 1993, the FASB issued a proposed Statement of Financial Accounting Standards, "Accounting for Stock-based Compensation." The proposal would establish financial accounting and reporting standards for

                                          43



     stock-based compensation paid to employees. It would require recognition of compensation cost for the fair value of stock-based compensation paid to employees for their services. This fair value would be recognized at the date the award is granted. Amounts attributable to future service would be recognized as an asset, prepaid compensation, and would be amortized ratably over the period that the related employee services are rendered. If the award is for past services, the related compensation cost would be recognized in the period in which the award is granted. Stock price changes after the measurement date would have no effect on measuring the stock option or the related compensation cost. The disclosure provisions would be effective for years beginning after December 31, 1993, and recognition provisions after December 31, 1996.

          Recently, a committee of the U.S. Senate heard testimony on this issue and certain members thereof indicated that, in the absence of action by the FASB, they may introduce legislation in the U.S. Congress which requires companies to recognize compensation expense from employee stock option plans, which currently generally do not result in expense for financial reporting purposes either at the time of grant or exercise of options thereunder.

          In fiscal 1993, the Association adopted the 1993 Stock Incentive Plan subject to approval by the shareholders at the 1994 Annual Meeting. Management believes that the proposed FASB accounting for stock options, if adopted in its proposed form, would adversely affect financial statements issued after the three year disclosure period ending after December 31, 1996.

          In May, 1993, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." This statement addresses the accounting by creditors for impairment of all loans, uncollateralized as well as collateralized, loans that are measured at fair value or at the lower of cost of fair value, leases, loans restructured in a troubled debt restructuring, and debt securities. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The creditor should also evaluate the collectibility of both contractual interest and contractual principal when assessing loss accruals. The statement is effective for fiscal years beginning after December 15, 1994. Management of the Association does not believe that implementation of the Statement, when adopted, may have a material adverse effect on the Association's financial condition or results of operations.

          Federal Qualified Thrift Lender Test

          A savings association that does not meet the Qualified Thrift Lender ("QTL") Test set forth in the HOLA and implementing regulations must either convert to a bank charter or comply with the following restrictions on its operations: (i) the association may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the association shall be restricted to those of a national bank; (iii) the association shall not be eligible to obtain any advances from its FHLB; and

                                          44


     (iv) payment of dividends by the association shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the association ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

          Effective December 19, 1991, the definition of Qualified Thrift Investments was amended in its entirety and the QTL Test was amended to require that Qualified Thrift Investments ("QTIs") represent 65% of portfolio assets, rather than 60% and 70% of tangible assets as previously required before and after July 1, 1991, respectively. Portfolio assets are defined as total assets less intangibles, property used by a savings association in its business and liquidity investments in an amount not exceeding 20% of assets. Generally, QTIs are residential housing related assets. At September 30, 1993, approximately 80.6% of the Association's assets were invested in QTIs, which was in excess of the percentage required toqualify the Association under theQTL Test in effectat that time.

          Classification of Assets

          Under current federal regulations, an institution's problem assets are subject to classification according to one of three categories:
     "substandard," "doubtful" and "loss." For assets classified "substandard" and "doubtful," the institution is required to establish prudent general loan loss reserves in accordance with generally accepted accounting principles. Assets classified "loss" must be either completely written off or supported by a 100% specific reserve. A classification category designated "special mention" also must be established and maintained for assets not currently requiring classification but having potential weaknesses or risk characteristics that could result in future problems. An institution is required to develop an in-house program to classify its assets, including investments in subsidiaries, on a regular basis and set aside appropriate loss reserves on the basis of such classification. Management believes it is in compliance with these requirements.

          Transactions with Affiliates

          Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. In a holding company context, the parent holding company of a savings association (such as the Corporation) and any companies which are controlled by such parent holding company are affiliates of the savings association. Generally, Sections 23A and 23B (i) limit the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such association's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same or at least as favorable, to the association or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the

                                          45



     restrictions imposed by Sections 23A  and 23B, no  savings association may
     (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

          In addition, Sections 22(h) and (g) of the Federal Reserve Act places restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a savings association, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the association's loans-to-one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings association to all insiders cannot exceed the association's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. At September 30, 1993, the Association was in compliance with the above restrictions.

          Restrictions on Capital Distributions

          Effective August 1, 1990, the OTS promulgated a regulation governing capital distributions by savings associations, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings association. Generally, the regulation creates a safe harbor for specified levels of capital distributions from associations meeting at least their minimum capital requirements, so long as such associations notify the OTS and receive no objection to the distribution from the OTS. Associations and distributions that do not qualify for the safe harbor are required to obtain prior OTS approval before making any capital distributions.

          Generally, Tier 1 associations, which are savings associations that before and after the proposed distribution meet or exceed their fully phased-in capital requirements, may make capital distributions during any calendar year equal to the higher of (i) 100% of net income for the calendar year-to-date plus 50% of its "surplus capital ratio" at the beginning of the calendar year or (ii) 75% of net income over the most recent four-quarter period. The "surplus capital ratio" is defined to mean the percentage by which the association's ratio of total capital to assets exceeds the ratio of its fully phased-in capital requirement to assets, and "fully phased-in capital requirement" is defined to mean an association's capital requirement under the statutory and regulatory standards to be applicable on December 31, 1994, as modified to reflect any applicable individual minimum capital requirement imposed upon the association.

          Tier 2 associations, which are associations that before and after the proposed distribution meet or exceed their minimum capital requirements, may make capital distributions over the most recent four quarter period up

                                          46



     to a specified percentage of their net income during that four quarter period, depending on how close the association is to meeting its fully phased-in capital requirements. Tier 2 associations that meet the capital requirements to be in effect on January 1, 1993 (including the 8% risk-based requirement and then-applicable exclusions of nonpermissible subsidiary investments and goodwill) are permitted to make distributions totaling up to 75% of net income over the four quarter period. Tier 2 associations that meet the January 1, 1991 capital requirements (including the 7.2% risk-based requirement and the then-applicable exclusions of nonpermissible subsidiary investments and goodwill) are permitted to make distributions totaling up to 50% of net income over the four quarter period. Tier 2 associations that meet current minimum requirements, but not the January 1, 1991 standard, may make distributions totaling up to 25% of net income over the four quarter period.

          Tier 3 associations, which are associations that do not meet current minimum capital requirements or that have capital in excess of either their fully phased-in capital requirement or minimum capital requirement but which have been notified by the OTS that it will be treated as a Tier 3 association because they are in need of more than normal supervision, cannot make any capital distribution without obtaining OTS approval prior to making such distributions.

          In order to make distributions under these safe harbors, Tier 1 and Tier 2 associations must submit 30 days written notice to the OTS prior to making the distribution. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. In addition, a Tier 1 association deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association as a result of such a determination.

          Federal Reserve System

          The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. At September 30, 1993, the Association was in compliance with the applicable requirements.

          The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy applicable liquidity requirements. Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce the Association's earning assets.

          Interstate Acquisitions

          OTS regulations recently have been amended to provide federally chartered savings associations with essentially unlimited, subject to federal law, ability to open branch offices in any state. Generally, federal law prohibits federal thrifts from establishing, retaining or operating a branch outside the state in which the federal association has its home office unless the association meets the Internal Revenue's domestic building and loan test (generally, at least 60% of a thrift's

                                          47







     assets must be housing-related) ("IRS Test"). The IRS Test requirement does not apply if: (i) the branch(es) result(s) from an emergency acquisition of a troubled thrift (however, if the troubled association is acquired by a bank holding company, does not have its home office in the state of the bank holding company's bank subsidiary and does not qualify under the IRS Test, its branching is limited to the branching laws for state-chartered banks in the state where the thrift is located); (ii) the law of the state where the branch would be located would permit the branch to be established if the federal association were chartered by the state in which its home office is located; or (iii) the branch was operated lawfully as a branch under state law prior to the association's conversion to a federal charter. Furthermore, the OTS will evaluate a branching applicant's record of compliance with the Community Reinvestment Act ("CRA"). A poor CRA record may be the basis for denial of a branching application.

                                       TAXATION


          Federal Taxation

          General. The Association is subject to federal income taxation under the Internal Revenue Code of 1986, as amended (the "Code"), in the same general manner as other corporations with some exceptions, including particularly the reserve for bad debts discussed below. The following discussion of federal taxation is intended only to summarize certain federal income tax matters and is not a comprehensive description of the tax rules applicable to the Association.

          Accrual Method of Accounting. For federal income tax purposes, the Association currently reports its income and expenses on the accrual basis method of accounting and uses a tax year ending September 30 for filing its federal income tax returns. Jefferson files consolidated federal income tax returns with its wholly-owned subsidiaries, except for JFC II, which is a real estate mortgage investment conduit.

          Bad Debt Reserves. Savings institutions such as the Association which meet certain definitional tests primarily relating to their assets and the nature of their businesses, are permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions may, within specified formula limits, be deducted in arriving at the Association's taxable income. For purposes of computing the deductible addition to its bad debt reserve, the Association's loans are separated into "qualifying real property loans" (i.e., generally those loans secured by interests in real property) and all other loans ("nonqualifying loans"). The deduction with respect to nonqualifying loans must be computed under the experience method, which essentially allows a deduction for the Association's actual charge-offs, while a deduction with respect to qualifying loans may be computed using a percentage based on actual loss experience or a percentage of taxable income. Reasonable additions to the reserve for losses on nonqualifying loans must be based upon actual loss experience and would reduce the current year's addition to the reserve for losses on qualifying real property loans, unless that addition is also determined under the experience method. The sum of the additions to each reserve for each year is the Association's annual bad debt deduction.

                                          48







          Under the experience method, the deductible annual addition to the Association's bad debt reserves is the amount necessary to increase the balance of the reserve at the close of the taxable year to the greater of
     (a) the amount which bears the same ratio to loans outstanding at the close of the taxable year as the total net bad debts sustained during the current and five preceding taxable years bear to the sum of the loans outstanding at the close of those six years or (b) the lower of (i) the balance in the reserve account at the close of the last taxable year prior to the most recent adoption of the experience method (the "base year"), except that for taxable years beginning after 1987, the base year is the last taxable year before 1988, or (ii) if the amount of loans outstanding at the close of the taxable year is less than the amount of loans outstanding at the close of the base year, the amount which bears the same ratio to loans outstanding at the close of the taxable year as the balance of the reserve at the close of the base year bears to the amount of loans outstanding at the close of the base year.

          Under the percentage of taxable income method, the bad debt deduction equals 8% of taxable income determined without regard to that deduction and with certain adjustments. The availability of the percentage of taxable income method has historically permitted a qualifying savings institution to be taxed at a lower maximum effective marginal federal income tax rate than that applicable to corporations in general. The maximum effective marginal federal income tax rate payable by a qualifying savings institution fully able to use the maximum deduction permitted under the percentage of taxable income method, in the absence of other factors affecting taxable income, is 31.3% (as compared with 34% for corporations generally). Any savings institution at least 60% of whose assets are qualifying assets, as described in Section 7701(a)(19)(c) of the Code, will generally be eligible for the full 8% of taxable income deduction. As of September 30, 1993, at least 60% of the Association's assets were "qualifying assets" described in Section 7701(a)(19)(C) of the Code, and the Association anticipates that at least 60% of its assets will continue to be qualifying assets in the immediate future. If this ceases to be the case, the Association may be required to restore some portion of its bad debt reserve to taxable income in the future.

          Under the percentage of taxable income method, the bad debt deduction for an addition to the reserve for qualifying real property loans cannot exceed the amount necessary to increase the balance in this reserve to an amount equal to 6% of such loans outstanding at the end of the taxable year. The bad debt deduction is also limited to the amount which when added to the addition to the reserve for losses on nonqualifying loans, equals the amount by which 12% of deposits at the close of the year exceeds the sum of surplus, undivided profits and reserves at the beginning of the year. Based on experience, it is not expected that these restrictions will be a limiting factor for the Association in the foreseeable future. In addition, the deduction for qualifying real property loans is reduced by an amount equal to the deduction for nonqualifying loans.

          In  fiscal 1992 and 1991,  the Association used  the experience method
     with  respect to  qualifying real  property  loans.   In  fiscal 1993,  the
     Association intends to utilize the percentage of taxable income method.



                                          49



          Distributions. If the Association distributes cash or property to stockholders, and the distribution is treated as being from its accumulated bad debt reserves, the distribution will cause the Association to have additional taxable income. As of September 30, 1993, retained earnings included approximately $3.2 million of accumulated bad debt reserves. A distribution to stockholders is deemed to have been made from accumulated bad debt reserves to the extent that (a) the reserves exceed the amount that would have been accumulated on the basis of actual loss experience, and (b) the distribution is a "non-dividend distribution." A distribution in respect of stock is a non-dividend distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution, together with all other such distributions during the taxable year, exceeds the Association's current and accumulated earnings and profits. The amount of additional taxable income created by a nondividend distribution is an amount that when reduced by the tax attributable to it is equal to the amount of the distribution.

          Alternate Minimum Tax. The Code imposes an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI") and will be payable to the extent such AMTI is in excess of an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. The other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) for taxable years after 1989, 75% of the excess (if any) of (i) adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses). Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. In addition, for taxable years after 1986 and before 1992, corporations, including thrift institutions, are also subject to an environmental tax equal to 0.12% of the excess of AMTI for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2.0 million. The Association incurred a minimum tax expense of $40,000 in fiscal 1991 which will be utilized as a credit carryover against regular tax in fiscal 1993.

          Net Operating Loss Carryovers. A financial institution may carry back net operating losses ("NOLs") to the preceding three taxable years and forward to the succeeding 15 taxable years. This provision applies to losses incurred in taxable years beginning after 1986. Losses incurred by savings institutions in years beginning after 1981 and before 1986 may be carried back 10 years and forward eight years. As of September 30, 1993, the Association had $1.3 million of net operating loss carryforwards for federal income tax purposes. For income tax purposes, the availability of the Association's tax credit carryforwards to offset current taxable income has been recorded as restricted by Internal Revenue Code Section 382. In general, Section 382 provides that following an "ownership change" in a "loss corporation" the tax credit carryforwards of that corporation will be available to offset taxable income in each taxable year following the "ownership change" only up to the amount of the Section 382 limitation

                                          50




     (generally, the product of the corporation's market value at the time of the "ownership change" and the long-term tax-exempt bond rate at such time) for such year. The $1.3 million carryforward for income tax purposes would therefore be limited to a maximum of $430,000 in any one year.

          Capital Gains and Corporate Dividends-Received Deduction. The capital gains income tax which was previously imposed at a tax rate of 28% on a corporation's net long-term capital gains was repealed effective December 31, 1986. Consequently, corporate net capital gains will be taxed at a maximum rate of 34%. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf. However, a corporation may eliminate from income 100% of dividends from a member of the same affiliated group of corporations.

          Tax Returns. The federal income tax returns of the Association, for its tax years beginning after September 30, 1987 and subsequent periods are open under the statute of limitations and are subject to review by the Internal Revenue Service.


          Recent Tax Developments. In August, 1993, the Revenue Reconciliation Act of 1993 became law, and effects tax changes for individuals and businesses. Key provisions affecting financial institutions include the following: (1) an increase in the tax rate on corporate taxable income from 34% to 35% for taxable income over $10.0 million; (2) provides a 15-year straight line amortization period for intangible assets acquired in a taxable purchase; (3) requires security dealers (to include financial institutions) to value securities not held as inventory to be marked to market; (4) requires thrifts to file information returns with the Internal Revenue Service reporting any discharge of indebtedness of $600 or more;
     (5) repeals the "stock for debt" exception to the recognition of cancellation of debt income; (6) relaxes seller-financing restriction on sales of foreclosed real property to pensions and exempt organizations; (7) increases the required estimated tax payments by corporations to 100%; (8) limits deductibility of business meals and entertainment to 50%; (9) repeals the deduction for club dues; (10) denies the deduction for spousal travel expenses; (11) repeals the deduction for lobbying expenses; (12) increases the cost-recovery period of non-residential real property to 39 years from its present 31.5 years; (13) extends the employer provided educational assistance programs; (14) adds entirely new capital gains provisions for the sale and exchange of certain small business stock; (15) limits deductions for executive compensation to $1.0 million per executive;
     (16) eliminates the ceiling on the Medicare portion (2.9%) of the FICA tax; and (17) lowers the maximum amount of annual compensation to $150,000 when determining the size and allocation of retirement plan contributions.

          The enactment of this legislation will result in increased tax expense to the Association.


                                          51



     State Taxation

          Virginia imposes a corporate income tax on a base which is similar to federal income tax, as adjusted by adding back the federal bad debt deduction but taking into account a state bad debt deduction of 40%. The state corporate tax rate is 6% of Virginia taxable income.




     Item 2.   Properties.

     Offices and Other Material Properties

          At September 30, 1993, the Association conducted its business from its main office in Warrenton, Virginia and six branch offices. The following table sets forth certain information with respect to the offices of the Association as of September 30, 1993.

                                                            Net Book Value of
                                 Owned       Lease       Property or Leasehold
                                   or      Expiration     Improvements as of
Office Location                  Leased      Date         September 30, 1993
                                                        (Dollars in Thousands)
Main Office:
 550 Broadview Avenue            Owned        --                $  898
 Warrenton, Virginia 22186

Branch Offices:
 Warrenton Center               Leased      11/30/97            $   38
 Warrenton, Virginia 22186

 701 South Main Street           Owned         --               $  323
 Culpeper, Virginia  22701

 1705 Seminole Trail             Owned         --               $  642
 Rio Road & 29 North
 Charlottesville, Virginia 22906

 300 Preston Avenue             Leased       7/31/96            $   13
 Commonwealth Center
 Charlottesville, Virginia 22901

 9-J Catoctin Circle, S.W.      Leased      10/31/94            $   51
 Village Square Shopping Center
 Leesburg, Virginia  22075

 20 East Luray Shopping Center  Leased      9/30/97             $    6
 Luray, Virginia  22835


                                          52




Future Loan Production Location
8500 Sudley Road                Owned       --                  $  392
Manassas, Virginia 22110

     Item 3.   Legal Proceedings

          Jefferson is a party to the following legal proceedings which management believes will not have a material adverse impact on the consolidated financial statements.

     a.   Max Greenhalgh, et al. v. Virginia Beach Savings and Loan Bank, et al.

          This suit is filed in the Third Judicial District of Summit County, Utah. This is a suit instituted by plaintiffs calling themselves "Founding Members" of the Jeremy Ranch Golf Club. The Founding Members seek to protect what they allege to be their golfing and club privileges incident to their Membership in the Jeremy Ranch Golf Club. Though a named defendant, Jefferson has never been served. The only participant to be served was the lead lender, Virginia Beach Federal Savings Bank.

          Jefferson was one of the four participants in a loan transaction that was initially entered into in November, 1982 by and between Jeremy Ltd., a Utah limited partnership, Richards Woodbury Mortgage Corporation, a Utah corporation, the loan originator and servicing agent, and Virginia Beach Federal Savings Bank, the lead lender. The loan was secured by real estate known as Jeremy Ranch, including the Jeremy Ranch Golf Course. Jefferson held a 23.59% interest in this loan.

          Because the loan was in default, the lenders foreclosed on the property on November 28, 1988. The Founding Members' suit was filed prior to the foreclosure sale, and the plaintiffs sought a temporary restraining order to prevent the foreclosure sale. The court refused to issue such an order. The action continued on the Founding Members' multiple legal theories that the lenders, including Jefferson, lost their security interest in the property and are precluded from enforcing such security interest so as to adversely affect the Founding Members' privileges. In the alternative, the Founding Members sought compensatory damages against the lenders in excess of $2,000,000.

          By memorandum decision dated July 11, 1991, the court entered Summary Judgment in favor of the Plaintiffs and found that the "Founding Members" of the Jeremy Ranch Club hold easements in gross on the golf course. No damages were awarded.

          In November, 1991, Jefferson entered into an agreement with Virginia Beach Federal Savings Bank whereby Virginia Beach Federal Savings Bank purchased Jefferson's interest in all of the Jeremy Ranch property and agreed to indemnify and hold Jefferson harmless in this litigation.

          The matter was tried in February and March of 1993. The court found that approximately one-third of the Plaintiffs were not entitled to an easement, but confirmed that the other Plaintiffs did have easements and

                                          53







     who were also awarded damages. Both sides appealed. In November of 1993, Virginia Beach Federal Savings Bank settled the case with 179 of the 180 Plaintiffs in part by selling them the golf course. The matter is still on appeal as to the one remaining Plaintiff.

     b. William T. Blair, Jr. v. Virginia Beach Federal Savings Bank et al., Civil No. 900901684.

          This action was filed in the Third Judicial District Court of Salt Lake County, Utah. Plaintiff's claim arises from an employment agreement he entered into in April of 1985 with the Jeremy Service Corporation. The Jeremy Service Corporation was the general partner of Jeremy Ltd., which at the time owned the Jeremy Ranch. Plaintiff alleges that the Jeremy Service Corporation was the alter ego of the participating lenders, including Jefferson, in the Jeremy Ranch loan.

          Plaintiff asserts various legal theories against the lenders and seeks damages in the following amounts:

          1.   Breach of contract:  $155,126
          2.   Breach of covenant of good faith and fair dealings:  $228,581
          3.   Fraud:  $228,581
          4.   Compensatory:  $862,013 punitive
          5.   Negligent misrepresentation:  $1,090,594
          6.   Promissory estoppel:  $182,000
          7.   Indemnification:  $11,119

          In November, 1991, Jefferson entered into an agreement with Virginia Beach Federal Savings Bank whereby Virginia Beach Federal purchased Jefferson's interest in all of the Jeremy Ranch property and agreed to indemnify and hold Jefferson harmless in this litigation.

     Other

          The Association has resolved to indemnify and hold harmless those officers of the Association serving on boards of directors of other corporations where such service is at the request of, and in the best interests of, the Association. Two officers of the Association are or were directors of Jeremy Service Corporation which is involved in one or more of the law suits referred to above.

     Item 4.   Submission of Matters to Vote of Security Holders.

          Not applicable.
     PART II.

     Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

          The information required herein is incorporated by reference from the inside back cover of the Association's Annual Report.


                                          54







     Item 6.   Management's Discussion and Analysis.

          The information required herein is incorporated by reference from pages 3 to 17 of the Annual Report.

     Item 7.   Financial Statements.

          The information required herein is incorporated by reference from pages 18 to 43 of the Annual Report.

     Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

          Not applicable.

     PART III.

     Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

          The information required herein is incorporated by reference from pages 3 to 8 of the definitive proxy statement of the Association filed on January 11, 1994 ("Definitive Proxy Statement").

     Item 10.  Executive Compensation.

          The information required herein is incorporated by reference from pages 9 to 12 of the Definitive Proxy Statement.

     Item 11.  Security Ownership of Certain Beneficial Owners and Management.

          The information required herein is incorporated by reference from pages 1 to 3 of the Definitive Proxy Statement.

     Item 12.  Certain Relationships and Related Transactions.

          The information required herein is incorporated by reference from pages 12 and 13 of the Definitive Proxy Statement.

     Item 13.  Exhibits, List and Reports on Form 8-K.

          (a)  Exhibits Required by Item 601 of Regulation S-B.

          (1) The following financial statements are incorporated by reference from Item 7 hereof (see Exhibit 13):

          Consolidated Balance Sheets at September 30, 1993 and 1992 Consolidated Statements of Operations for Each of the Three
            Years in the Period Ended September 30, 1993




                                          55




          Consolidated Statements of Stockholders' Equity for Each of the Three Years in the Period Ended
            September 30, 1993
          Consolidated Statements of Cash Flows for Each of the Three
            Years in the Period Ended September 30, 1993
          Notes to Consolidated Financial Statements
          Report of Independent Certified Public Accountants

          (2) The following exhibits are filed as part of this Form 10-KSB and this list includes the Exhibit Index.

   No.                  Exhibits                                  Page
   3.1      Federal Stock Charter                                  *
   3.2      Federal Stock Bylaws                                   E-1
   4        Specimen Stock Certificate                             **
   10.1     Employment agreement with Thomas W. Winfree            E-11
   10.2     Form of severance agreement with Craig A. Mason        E-19
   10.3     Form of severance agreement with Walter E. Monroe      E-23
   10.4     Form of severance agreement with Benny N. Werner       E-27
   10.5     Form of severance agreement with James A. Yergin       E-31
   10.6     Form of severance agreement with John E. Meyer         E-35
   10.7     Form of severance agreement with Carol J. Smith        E-39
   10.8     Form of severance agreement with Melanie K. Smith      E-43
   10.9     Form of severance agreement with Shirley B. Stalnaker  E-47
   10.10    Form of severance agreement with JoDale Favara         E-51
   10.11    Form of severance agreement with Douglas R. Lawrence   E-55
   13       Annual Report to Stockholders                          E-59
   22       Subsidiaries of the Registrant - Reference
                is made to "Item 1.  Subsidiaries" for
                the required information.

          * Incorporated by reference to the Association's Form 10-K for the year ended September 30, 1992.

          ** Incorporated by reference to the Association's Form 10-K for the year ended September 30, 1991.

          (b)  Not applicable.



                                      SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Jefferson has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                         JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A.


                         By:  /s/ Thomas W. Winfree
                              Thomas W. Winfree, President and
                                 Chief Executive Officer




                                          56


          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant by the following persons in the capacities on the dates indicated.

       Name                     Title                      Date


 /s/ Robin C. Gulick        Director and Chairman        December 31, 1993
 Robin C. Gulick                of the Board

 /s/ Thomas W. Winfree      Director, President          December 31, 1993
 Thomas W. Winfree          and Chief Executive
                            Officer

 /s/ Calvin P. Burton       Director                     December 31, 1993
 Calvin P. Burton

 /s/ Charles H. Jones, Jr.  Director                     December 31, 1993
 Charles H. Jones, Jr.

 /s/ Robert F. Kube         Director                     December 31, 1993
 Robert F. Kube

 /s/ William M. Rider       Director                     December 31, 1993
 William M. Rider

 /s/ Saul J. Robinson       Director                     December 31, 1993
 Saul J. Robinson

                            Director                     December 31, 1993
 John Sheldon Clark

                            Director                     December 31, 1993
 Arthur J. Shadek

 /s/ Craig A. Mason         Senior Vice President,       December 31, 1993
 Craig A. Mason             Chief Financial
                            Officer and Principal
                            Accounting Officer

                                                                Annex V


                         (JEFFERSON SAVINGS & LOAN LOGO)




                                                               January 4, 1994


To Our Stockholders:

      We are pleased to report that fiscal 1993 was profitable for Jefferson Savings and Loan Association. In addition, it appears that the economic forces which have been restraining financial institution earnings in the last few years began receding during 1993. The benefits of Jefferson's market position, conservative operations, and business momentum from the successful stock offering completed in October, 1992 became increasingly evident. While work remains in continuing to improve operations and enhance shareholder value, we remain committed to making Jefferson a more important factor in our communities' financial decisions.

      Jefferson's 1993 net income of $846,000 was a dramatic increase from the 1992 loss of $973,000. This significant improvement was the result of higher net interest income, reduced losses on loans, a gain on the sale of mortgage loan servicing, and a decrease in real estate owned expense. Total assets were $284 million at September 30, 1993. Stockholders' equity increased to $12.7 million at September 30, 1993, resulting in a book value of $9.67 per share. In April 1993, the Association effected a one-for-three reverse stock split, reducing outstanding shares to 1,310,876.

      In October, 1993 Jefferson successfully acquired $9.3 million of deposits from another savings institution in Leesburg, Virginia. We welcome these new customers to the Jefferson family. We also acquired a vacant branch facility in Manassas, Virginia from the Resolution Trust Corporation, and plan to open a loan production facility there in 1994. During 1994, we will be evaluating other opportunities available for expansion in our contiguous market areas. However, we will only pursue opportunities that make economic and regulatory sense. Our retail system has been Jefferson's strength and we intend to continue doing what we do best, making mortgage and consumer loans, and servicing our deposit customers. This expansion will need to be supported by capital growth as well. Our plans include an offering of stock if it becomes likely that asset and liability growth will take place.

      During this past year, we have begun to transform Jefferson into an institution which embraces a strong sales culture with recognition of the importance of efficiently serving our customers. Our goal is to have the people in our communities use Jefferson whenever a financial need arises.

      Since 1960, Jefferson has served the people of Warrenton, Culpeper, Luray, Leesburg and Charlottesville. As a result of the challenging regulatory and competitive environments, it has become clear that only the best managed and strongest financial institutions will survive. Jefferson intends to remain in that elite group.

      We would like to express our thanks to all Jefferson employees for their hard work that was a major factor in our success in 1993. We also salute the Board of Directors for their policy guidance and devotion to Jefferson's future. Finally, we would like to thank our stockholders for your continuing support. Management and the Board of Directors has placed enhancement of shareholder value as a top priority in planning Jefferson's future.

                                  Sincerely,


                       (SIG)                   (SIG)

                   Robin C. Gulick       Thomas W. Winfree
                   Chairman of the         President and
                   Board                  Chief Executive
                                              Officer




             JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A.
          SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
         (Dollars in Thousands, Except Per Share Amounts)

                                                     September 30,
                                    1993       1992       1991      1990        1989
 Assets:
 Cash and investments  . . . . .     $48,596      $48,192   $13,498    $32,240    $36,025
 Loans receivable, net . . . . .     169,965      186,185   208,641    234,848    245,522
 Mortgage-backed securities  . .      51,173       50,589    79,491     79,400     83,594
 Other assets  . . . . . . . . .      14,516       16,654    22,560     16,631     18,943
                                    $284,250     $301,620  $324,190   $363,119   $384,084


 Liabilities and Stockholders'
  Equity:
 Deposits  . . . . . . . . . . .    $241,467     $249,166  $244,139   $236,780   $257,983
 FHLB advances . . . . . . . . .                             13,750     51,050     46,000
 Other borrowings  . . . . . . .      24,079       34,158    54,506     61,387     65,612
 Other liabilities . . . . . . .       6,022        6,558     5,260      8,009      8,436
 Stockholders' equity  . . . . .      12,682       11,738     6,535      5,893      6,053
                                    $284,250     $301,620  $324,190   $363,119   $384,084

                                                Year Ended September 30,
                                     1993        1992      1991      1990        1989
 Summary of Income and Expense:
 Interest income . . . . . . . .     $21,168      $26,712   $32,820    $34,717    $36,191
 Interest expense  . . . . . . .      13,725       20,007    26,983     30,038     32,133

 Net interest income . . . . . .       7,443        6,705     5,837      4,679      4,058
 Provision for losses on loans .         533        1,115       498        667        603
 Noninterest income  . . . . . .       3,090        2,257     2,549      1,577      1,761
 Operating expenses  . . . . . .       8,239        8,820     7,206      6,253      8,771
 Income (loss) before income tax
  expense (benefit) and
  extraordinary item   . . . . .       1,761        (973)       682      (664)    (3,555)
 Income tax expense (benefit)  .         915                    500      (504)    (1,430)

 Income (loss) before
  extraordinary item   . . . . .         846        (973)       182      (160)    (2,125)
 Extraordinary item  . . . . . .                                460
 Net income (loss) . . . . . . .        $846       $(973)      $642     $(160)   $(2,125)

                                           At or for the Year Ended September 30,
                                     1993         1992        1991       1990        1989
 Book value per common share (1)       $9.67       $8.95       $36.64     $33.04     $33.93
 Outstanding shares (1)  . . . .   1,310,876   1,310,876(2)   178,377    178,377    178,377
 Earnings (loss) per share
  before extraordinary item (1)         $.65      $(5.45)       $1.02     $(.90)    $(11.91)
 Extraordinary item per share
  (1)  . . . . . . . . . . . . .                                 2.58
 Net earnings (loss) per share
  (1)  . . . . . . . . . . . . .        $.65      $(5.45)       $3.60     $(.90)    $(11.91)
 Return on average assets (net
  income divided by average
  total assets)  . . . . . . . .        .29%       (.31)%        .19%     (.04)%      (.53)%

 Return on equity (net income
  divided by average equity)   .       6.93%     (10.65)%      10.33%    (2.68)%    (29.86)%
 Equity-to-average assets
  (average equity divided by
  average total assets)  . . . .       4.17%       2.92%        1.81%     1.60%       1.78%
 Number of offices . . . . . . .           6          6            7         7           7
 Regulatory Capital:
 Tangible  . . . . . . . . . . .     $12,682     $11,738      $6,535    $5,893         N/A
 Core  . . . . . . . . . . . . .      12,682      11,738       6,535     5,893         N/A
 Risk-based  . . . . . . . . . .      14,284      13,026       7,670     6,691         N/A

___________

(1) All periods presented have been adjusted to give effect to the one-for-three reverse stock split in April, 1993.

(2) At September 30, 1992, outstanding shares totaled 1,310,876, while the weighted average shares outstanding for the year ended September 30, 1992 totaled 178,377.




    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS

General

     Jefferson  Savings  and  Loan  Association,  F.A.  ("Jefferson"  or  the
"Association") is a federally chartered savings and loan association headquartered in Warrenton, Virginia with branch offices in Warrenton, Luray, Leesburg, Culpeper and Charlottesville. The Association's principal business consists of attracting deposits and using such funds, together with borrowings, to originate primarily residential real estate loans secured by property located mainly in Virginia. However, during fiscal 1994, the Association intends to emphasize the origination of nonresidential real estate loans secured by property in its market area. Currently, Jefferson is the largest financial institution headquartered in Fauquier County, Virginia.

      In recent years, management has pursued various strategies in connection with an overall plan to meet more stringent regulatory capital requirements. As part of this plan, the Association successfully completed a common stock offering resulting in net proceeds of $6.2 million, reduced high cost borrowings, increased net interest income, increased net interest spread, reduced its reliance on national deposits, increased local core deposits, sold newly originated fixed interest-rate mortgage loans, with servicing retained, reduced real estate owned, and increased noninterest income. In the future, management intends to concentrate its efforts on reducing expenses related to real estate owned, upgrading the mortgage origination capability of the Association, and moderately increasing branch and deposit growth in Virginia markets contiguous to those markets presently served by the Association.

      During fiscal 1993, the Association recorded net income of $846,000 versus a net loss of $973,000 in fiscal 1992. The major contributing factors for this improvement were an increase in net interest income of $738,000, a decrease in provision for losses on loans of $582,000, a gain on the sale of mortgage loan servicing of $770,000, an increase on gains on sale of mortgage loans of $381,000 and a decrease of $1.0 million in real estate owned expense. Such benefits were partially offset by a decrease of $467,000 in gains on sale of investment securities and mortgage- backed securities, an increase in operating expenses other than real estate owned expense of $427,000, and an increase in income tax expense of $915,000.

Financial Condition at September 30, 1993 and 1992

     The Association's total assets decreased $17.4 million, or 5.8%, to $284.3 million at September 30,1993 from $301.6 million at September 30, 1992 due primarily to a $16.2 million decrease in loans receivable, a $7.0 million decrease in cash held in escrow, and a $2.2 million decrease in real estate owned, which decreases were partially offset by an increase of $7.4 million in investment securities.

      On September 30, 1992, the Association successfully completed a subscription rights and community stock offering which resulted in the sale of approximately 3.4 million shares of common stock. At September 30, 1992, the funds from the stock offering, amounting to approximately $6.8 million were held in an interest-earning escrow account. These funds were released to the Association on October 5, 1992, and re-invested in other interest-earning assets after payment of offering expenses.

      The portfolio of $45.7 million in investment securities at September 30, 1993 consisted primarily of $14.0 million in U.S. Government and agency obligations, $15.0 million in Federal Home Loan Bank of Atlanta ("FHLB") overnite funds, $3.6 million in FHLB stock, $10.7 million in adjustable-rate mortgage mutual funds, and $2.4 million in finance subsidiary trust cash accounts. At September 30, 1993, the Association adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires investments to be classified as held-to-maturity, trading, or available-for-sale. Investments held- to-maturity are reported at amortized cost; investments classified as trading are reported at fair value, with unrealized gains and losses included in earnings; and investments classified as available-for-sale are reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity, net of income tax effect. At September 30, 1993, investments available-for-sale totalled $24.7 million, with an unrealized loss of $7,000, and investments held- to-maturity totalled $21.0 million, with no unrealized gain or loss. There were no investments classified as trading. The Association has continued its past policy of investing in short- term overnite funds, high quality government and government agency obligations on a direct basis or through mutual funds. At September 30, 1992 the investment portfolio of $38.3 million consisted of $30.0 million of U.S. Treasury bills, $2.5 million in FHLB overnite funds, $3.4 million in FHLB stock, $1.1 million in a corporate note, and $1.3 million in finance subsidiary trust cash accounts and other investments. For further information concerning the Association's investment securities, see Note 2 in the Notes to Consolidated Financial Statements contained herein.

      The mortgage-backed securities ("MBSs" or "mortgage-backed securities") portfolio of $51.2 million consists entirely of Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") instruments. At September 30, 1993, MBSs classified as available-for-sale totalled $8.7 million with an unrealized gain of $161,000, and MBSs classified as held-to-maturity totalled $42.3 million with a net unrealized gain of $1,240,000. At September 30, 1993, there were no MBSs classified as trading. Approximately $25.3 million of the MBSs classified as held-to-maturity are placed with trustees as part of collateralized mortgage obligation ("CMO") and real estate mortgage investment conduit ("REMIC") transactions through Jefferson's wholly-owned finance subsidiaries. The finance subsidiaries' MBSs decreased $12.3 million in fiscal 1993 as a result of prepayments due to the low interest rate environment which prevailed in fiscal 1993. However, the balance of MBSs at September 30, 1993 compared to September 30, 1992 remained virtually unchanged due to purchases of MBSs of $22.7 million, and the securitization of portfolio mortgage loans of $4.1 million into MBSs, which were offset by repayments of $18.1 million (including the $12.3 million of prepayments referred to above) and sales of $8.3 million. The sales of MBSs in fiscal 1993 were effected in late December, 1992 to increase the Association's risk-based capital ratios to meet increased regulatory capital standards and offset loss provisions on mortgage loans and real estate owned. The sales of $15.4 million in fiscal 1992 were effected to reduce assets and increase risk-based capital ratios in accordance with a capital plan filed with the Office of Thrift Supervision ("OTS").

      Loans receivable decreased $16.2 million or 8.7% in fiscal 1993 to $170.0 million at September 30, 1993. This decline was attributable to a continuing decline in mortgage interest rates, which has spurred record refinancing activity, and a high level of loan repayments. Loan originations increased to $103.0 million in fiscal 1993 compared to $97.3 million in fiscal 1992. Sales of loans increased to $64.8 million in fiscal 1993 compared to $57.8 million in fiscal 1992 and loan repayments totalled $50.7 million in fiscal 1993 compared to $58.9 million in fiscal 1992. The Association has continued to sell newly originated fixed-rate mortgage loans in the secondary market while retaining servicing. However, in September, 1993, the Association sold servicing rights to $63 million of loans previously sold. In 1993, the Association continued to focus its lending activities on single-family residential loans, construction loans, and consumer loans, and originated only $476,000 of nonresidential loans during fiscal 1993 and 1992. Nonresidential loans decreased to $32.4 million or 18.6% of outstanding loans at
September 30, 1993 from $37.1 million or 19.5% of outstanding loans at September 30, 1992. However, during fiscal 1994, the Association intends to emphasize the origination of nonresidential real estate loans. The amount of such originations will depend on market conditions and other factors. However, the Association does not presently anticipate such originations to exceed $15.0 million in fiscal 1994. Generally, individual loans would be limited to $800,000 and would be secured by property located in its market area. For information regarding loan loss provisions and nonperforming assets, see "Nonperforming Assets" contained within this report.

      In August, 1993, the Association implemented a systems conversion for mortgage loan origination software and hardware. A computer network will be completed in fiscal 1994 to facilitate the goal of higher loan originations in future periods. In addition, teller platform hardware and software will be operational in January, 1994. The cost of these office equipment additions in fiscal 1993 and fiscal 1994 will be approximately $800,000. The Association expects to increase staff and develop correspondent sources to achieve increased loan production targets.

      Real estate owned ("REO") decreased $2.2 million or 21.3% during fiscal 1993 to $8.2 million. During fiscal 1993, sales of REO totalled $3.5 million, while additions totalled $1.6 million. During fiscal 1993, the Association established a general valuation allowance ("GVA") equal to $100,000, which is netted against the aggregate REO fair value of $8.3 million. However, the individual properties are carried at fair value without consideration of the GVA. During fiscal 1993, the Association directly expensed approximately
$1.0 million in renovation expenditures for an REO property, the Ocean One Hotel in Virginia Beach, Virginia (See "Results of Operations-Operating Expenses."). Direct write-offs of properties other than the Ocean One totalled $372,000 in fiscal 1993.

      Office properties and equipment increased $473,000 reflecting the purchase of computer hardware and software for mortgage originations and the purchase of land and a building in Manassas, Virginia for use as a loan production office.

      During fiscal 1993, total liabilities decreased $18.3 million or 6.3% to $271.6 million at September 30, 1993 due primarily to a decrease of $7.7 million in deposits and a decrease of $10.1 million in other borrowings (CMO and REMIC).

      Deposits decreased $7.7 million or 3.1% during fiscal 1993 to $241.5 million at September 30, 1993. Jumbo time deposits (accounts in excess of $100,000) decreased $5.4 million in fiscal 1993, with national funds representing $4.0 million of the jumbo time deposit decline. However, other time deposits increased $4.4 million in fiscal 1993. Demand accounts represented 54% of total deposits, while time deposits totalled 46%. At September 30, 1993, the Association had $15.5 million of time deposits in "Bump Rate" certificates of deposit, which allows a depositor to adjust his or her rate to a current rate once during the deposit term, and $10.8 million in "Prime Rate" certificates of deposit, which are tied to changes in prime rate less 150-175 basis points. The weighted average cost of deposits at September 30, 1993 was 3.84%, a decline of 110 basis points from the weighted average cost of 4.94% at September 30, 1992. The Association has continued pricing its deposits within a mid-range of rates offered by its competitors except for selective promotions.

      In October, 1993, the Association purchased approximately $9.3 million of deposits from another savings institution in Leesburg, Virginia at a premium of 1.25%. These accounts were transferred to the Association's existing branch in Leesburg, Virginia.

      There were no outstanding advances from the FHLB or securities sold under agreements to repurchase at September 30, 1993 or 1992. Due to the high liquidity from loan sales and repayments, the Association utilized only $2 million in FHLB advances in fiscal 1993.

      Other borrowings declined $10.1 million or 29.5% in fiscal 1993 to $24.1 million at September 30, 1993. This repayment of the CMO and REMIC borrowings of Jefferson's wholly owned subsidiaries was accelerated by the heavy refinancing of real estate mortgage loans due to the decline in market interest rates. The unamortized discount related to these borrowings declined approximately $1.0 million to $2.3 million at September 30, 1993. As a result, the costs of other borrowings rose to approximately 12.55% in fiscal 1993. Heavy refinancing activity in fiscal 1994 is expected to continue, which will result in continuing higher amortization of the unamortized discount, and a high cost of other borrowings.

      In April, 1993, the Association completed a one-for-three reverse stock split approved by the stockholders at the 1993 Annual Meeting, reducing outstanding shares to 1,310,876. Book value per share at September 30, 1993 was $9.67. In June, 1993, the National Association of Securities Dealers, Inc. accepted the Association's application to list the Association's common stock in its small cap issues (NASDAQ:JEFF). Present market makers are Branch Cabell & Co., Scott & Stringfellow Investment Corporation, Anderson and Strudwick, and Wheat First Securities, all of Richmond, Virginia, Ryan Beck and Co. Inc. of West Orange, New Jersey and Herzog, Heine, Geduld, Inc. of New York, New York.

      Jefferson does not invest in high-yield financing (junk bonds), real estate joint ventures, interest rate swaps or futures contracts, and had no goodwill or purchased mortgage servicing rights at September 30, 1993.

Nonperforming assets

     Nonperforming assets consist of nonaccrual loans, real estate acquired by foreclosure or deed-in-lieu of foreclosure, in- substance foreclosures and repossessed assets. The Association does not accrue interest on loans which are 90 days or more delinquent.

      Excess commercial office inventory, coupled with a regional economic decline, adversely affected the real estate market in the Washington, D.C. metropolitan area and contributed to the level of the Association's nonperforming assets in fiscal 1991, 1992 and 1993. The real estate in the metropolitan Washington, D.C. area may take substantial time to absorb the existing real estate inventory and may also be adversely affected in the future by the disposition of a significant amount of real estate by financially troubled institutions, as well as by the Federal Deposit Insurance Corporation ("FDIC") and the Resolution Trust Corporation ("RTC"). The real estate market in the Association's market area and the overall economy are expected to be significant determinants of the quality of the Association's assets in future periods and, thus, its results of operations.


      The following table sets forth information regarding the Association's nonaccrual loans and real estate owned at the dates indicated.

                                                                       September 30,
                                                                1993      1992     1991
                                                                   (Dollars in Thousands)
Nonaccrual loans
  Residential  . . . . . . . . . . . . . . . . . . . . . .     $1,205      $626    $1,338
  Nonresidential   . . . . . . . . . . . . . . . . . . . .      1,298     1,204     4,305
  Construction   . . . . . . . . . . . . . . . . . . . . .        154       112       263
  Consumer   . . . . . . . . . . . . . . . . . . . . . . .          9        24       523
    Subtotal   . . . . . . . . . . . . . . . . . . . . . .      2,666     1,966     6,429
 Real estate owned
  Residential  . . . . . . . . . . . . . . . . . . . . . .        770     2,775     1,948
  Nonresidential   . . . . . . . . . . . . . . . . . . . .      6,938     6,308     7,764
  In-substance foreclosure   . . . . . . . . . . . . . . .        611     1,365

    Subtotal   . . . . . . . . . . . . . . . . . . . . . .      8,319    10,448     9,712
 Total nonperforming assets  . . . . . . . . . . . . . . .    $10,985   $12,414   $16,141


 Total nonperforming assets to total assets  . . . . . . .      3.86%     4.12%     4.98%

      If the nonaccrual loans and loans deemed in-substance foreclosure assets at September 30, 1993 had been current in accordance with their terms for the year ended September 30, 1993 (or from the date of origination if originated during such period), the total interest income on such loans for fiscal 1993 would have been $670,300. The Association did not accrue any interest income on such loans in fiscal 1993.

      The $2.7 million of nonaccrual loans at September 30, 1993 consisted of twelve residential loans, four nonresidential loans, two construction loans, and five consumer loans.

      The largest of these nonaccrual loans, with an outstanding principal balance of $1.1 million at September 30, 1993, is collateralized by a bowling alley in Grafton, Virginia (near Newport News). Such amount represents the Association's 60% participation interest in the loan. The loan is serviced by the FDIC and was 38 months delinquent at September 30, 1993. The borrower filed bankruptcy in September, 1992. The bankruptcy court has approved the borrower's plan of reorganization which requires the borrower to refinance the loan prior to June, 1994, and the borrower began making monthly interest payments in October, 1993. The bowling alley is operational, with a December, 1991 appraisal value in excess of loan carrying value.

      At September 30, 1993, all twelve residential loans had outstanding principal balances less than $198,000, the remaining three nonresidential loans had outstanding principal balances less than $100,000, the two construction loans amounted to $112,000 and $42,000, and no nonaccrual consumer loans exceeded $3,000. However, the Association does have five loans outstanding to one borrower totalling approximately $420,000. These loans are in the process of foreclosure. Other than the bowling alley loan, all loans are secured by property located in the Association's market areas.

      The $8.2 million of REO at September 30, 1993, net of a $100,000 general valuation allowance, consisted of three single-family residences with an aggregate carrying value of $336,000, 22 condominiums in Dallas, Texas with an aggregate carrying value of $434,000, a Knight's Inn motel in Monroe, Michigan with a carrying value of $1.7 million, the Ocean One hotel in Virginia Beach, Virginia with a carrying value of $3.8 million, office and residential property in Leesburg, Virginia with a carrying value of $276,000, warehouse and land in Chantilly, Virginia with a carrying value of $414,000, seven lots near Warrenton, Virginia with a carrying value of $305,000, partially developed land in Charlottesville, Virginia with an aggregate carrying value of $453,000, and a single-family residence in Warrenton, Virginia with a carrying value of $611,000.

      In November, 1993, the Association sold the Knight's Inn motel in Monroe, Michigan for $1.8 million. The Association accepted a cash payment of $150,000 and extended a loan of $1,650,000 for the remainder of the purchase price. In October, 1993, the Association purchased the land and the land lease for the Knight's Inn motel for $340,000. As a result, the Association expects to receive a minimum of $30,000 in annual rental payments from this land lease.

      The office and residential property in Leesburg, Virginia is vacant and has been evaluated by experts for soil contamination. The carrying value of $276,000 is net of a specific reserve of $80,000 relating to the resolution of this problem.

      The Ocean One Hotel is a 102-room beachfront hotel which was acquired by foreclosure in June, 1991 and reopened for business in July, 1992 after being closed for twenty months. The outstanding loan at the time of the foreclosure amounted to $2.7 million. In fiscal 1992, the Association spent $2.2 million in renovation expenditures, with $1.1 million charged to expense, and the remainder of $1.1 million capitalized as part of the REO balance, resulting in a new carrying value of $3.8 million at September 30, 1992. During fiscal 1993, the Association expensed $1.1 million in further renovation expenditures for an indoor swimming pool, meeting rooms, a restaurant and restaurant equipment, a lounge and bar, exterior painting, and replacement of certain hotel furnishings. The Association does not plan further significant renovation expenditures, and has listed the property for sale. However, the Association is unable to project, if any, additional expenditures which may be necessary to sell the property. The property is being managed by a professional hotel operator. The Association is evaluating the benefits of affiliating the hotel with a national franchise in fiscal 1994.

Results of Operations



 General The operating results of the Association depend primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, consisting primarily of loans, investment securities and mortgage- backed securities, and interest expense on interest-bearing liabilities, consisting primarily of deposits, FHLB advances, and other borrowings. The Association's results of operations also are affected by the provision for loan losses, resulting from the Association's assessment of the adequacy of the allowance for loan losses; the level of its noninterest income, including gains on the sale of loans, investments, and mortgage-backed securities, and mortgage loan servicing, deposit and other fees and service charges; the level of its operating expenses, including compensation, occupancy and equipment, Federal deposit insurance, REO expense, advertising, and miscellaneous expenses; and income tax expenses. Each of these principal components of the Association's operating results is discussed below.




      Jefferson experienced net income of $846,000 or $0.65 per share for the year ended September 30, 1993, as compared with a net loss of $973,000 or $5.45 per share for the year ended September 30, 1992, and net income of $642,000 or $3.60 per share in the year ended September 30, 1991. Earnings per share have been adjusted for all periods to reflect a one-for-three reverse stock split effected in April, 1993. Net income in fiscal 1993 resulted from higher net interest income, lower provision for loan losses, gains from sale of mortgage loan servicing, and lower REO expenses, which were partially offset by higher income tax expense. The net loss in fiscal 1992 resulted from higher provision for loan losses, increased REO expenses and the absence of gain on the sale of mortgage loan servicing rights.

 Net Interest Income Net interest income before provision for loan losses improved to $7.4 million in fiscal 1993, from $6.7 million in fiscal 1992 and from $5.8 million in fiscal 1991. The increases in fiscal 1993 and fiscal 1992 compared to the prior periods, were due primarily to a decrease in the average balance of interest-bearing liabilities at a greater rate than the decrease in interest-earning assets and, to a lesser extent, to a more rapid decrease in the cost of interest-bearing liabilities than the decline in yield on interest- earning assets. The yield on interest-earning assets declined 114 basis points in fiscal 1993 compared to fiscal 1992, versus a decline of 151 basis points of the cost of interest-bearing liabilities, causing an increase in net interest spread of 37 basis points to 2.64% in fiscal 1993. The yield on interest-earning assets declined 80 basis points in fiscal 1992 compared to fiscal 1991 versus a decline of 128 basis points in the cost of interest- bearing liabilities, causing an increase in the net interest spread of 48 basis points to 2.27% in fiscal 1992 compared to 1.79% in fiscal 1991.

      The following table sets forth for the periods indicated information regarding average balances of and weighted average yields on loans, mortgage-backed securities and investment securities and balances of and weighted average interest rates paid on deposits and borrowings as well as the dollar difference between such average balances, and the net interest rate spread between the weighted average yields earned and rates paid. Average balances are calculated on an average daily balance. Nonperforming loans have been included in the table as loans carrying a zero yield.


                                       Year Ended September 30,

                                  1993                          1992                         1991

                          Average        Average        Average        Average        Average        Average
                          Balance       Yield/Rate      Balance       Yield/Rate      Balance       Yield/Rate
                                                 (Dollars in Thousands)
 Interest-earning assets:
  Loans receivable   . .   $180,039       8.58%         $204,964       9.54%           $226,042      10.24%
  Mortgage-backed
    securities   . . . .     45,980        7.46           68,657        8.33             90,599        8.63
  Investment securities      50,062        4.61           29,310        4.90             24,985        7.45
    Total
      interest-earning
      assets   . . . . .    276,081        7.67          302,931        8.81            341,626        9.61
 Interest-bearing
  liabilities:
  Deposits   . . . . . .    243,442        4.12          250,316        5.78            238,243        7.35
  Borrowings   . . . . .     29,420       12.54           55,720        9.96            107,052        8.86

    Total
      interest-bearing
      liabilities  . . .    272,862        5.03           306,036        6.54            345,295        7.82
 Average dollar
  difference between
  interest-earning
  assets and
  interest-bearing
  liabilities  . . . . .     $3,219                       $(3,105)                       $(3,669)


 Interest rate spread  .                  2.64%                           2.27%                         1.79%


                                1993 Compared to 1992 Increase       1992 Compared to 1991 Increase
                                     (Decrease) Due to                   (Decrease) Due to
                                   Volume     Rate      Total         Volume    Rate    Total
                                    (Dollars in Thousands)              (Dollars in Thousands)
 Interest income:
  Loans receivable   . . . . . . . $(2,137) $(1,984)  $(4,121)       $(2,012) $(1,582) $(3,594)
  Mortgage-backed securities   . .  (1,692)    (601)   (2,293)        (1,831)    (272)  (2,103)
  Investment securities  . . . . .      957     (87)       870            251    (662)    (411)
    Total interest income  . . . .  (2,872)  (2,672)   (5,544)        (3,592)  (2,516)  (6,108)

 Interest expense:
  Deposits   . . . . . . . . . . .    (283)  (4,138)   (4,421)            700  (3,740)  (3,040)
  Borrowings   . . . . . . . . . .  (3,298)    1,437   (1,861)        (5,113)    1,177  (3,936)
    Total interest expense   . . .  (3,581)  (2,701)   (6,282)        (4,413)  (2,563)  (6,976)

 Net interest income . . . . . . .     $709      $29       738           $821      $47     $868

 Interest  Income  Interest  income  decreased  $5.5 million   or  20.8%   to
$21.2 million in fiscal 1993 compared to fiscal 1992. Interest income decreased $6.1 million or 18.6% to $26.7 million in fiscal 1992 compared to $32.8 million in fiscal 1991. Such decreases were due to both declines in the average balance of the Association's interest-earning assets and the average yield earned thereon. The average balance of loans receivable decreased
$24.9 million or 12.2% to $180.0 million in fiscal 1993, and decreased $21.1 million or 9.3% to $205.0 million in fiscal 1992 compared to the prior respective years. Such decreases in the average balance of loans receivable were primarily due to increased loan repayment and refinancing activity, an increase in loan sales reflecting management's decision to sell newly-originated fixed-rate mortgage loans, and the reluctance of borrowers to select adjustable-rate mortgages. The average balance of mortgage-backed securities decreased $22.7 million or 33.0% to $46.0 million in fiscal 1993, and decreased $21.9 million or 24.2% to $68.7 million in fiscal 1992 compared to the prior respective years. Such decreases in the average balance of mortgage-backed securities were primarily due to increased principal repayments caused by refinancing activity of the underlying collateral, especially those collateralizing the CMO and REMIC borrowings. During fiscal 1993, the Association purchased approximately $22.7 million in mortgage-backed securities, mostly variable-rate, to reinvest funds received as a result of heavy prepayments of loans and mortgage-backed securities. The average balance of investment securities increased $20.8 million or 70.8% to $50.1 million in fiscal 1993, and increased $4.3 million or 17.3% to $29.3 million in fiscal
1992 compared to the respective prior periods. Such increases reflected management's decision to place excess funds received from the heavy prepayments of loans and mortgage-backed securities in short-term and variable-rate investments as part of its asset/liability management and reduction of interest rate risk.

      The yields on all interest-earning assets declined in fiscal 1993 and fiscal 1992 reflecting the general decline in market interest rates, decreases from annual adjustments of adjustable- rate mortgages, origination of new loans at an interest rate lower than existing portfolio yield, and refinancing of higher yielding loans to lower yields.

 Interest Expense Interest expense decreased $6.3 million or 31.4% to $13.7 million in fiscal 1993 and decreased by $7.0 million or 25.9% to $20.0 million in fiscal 1992 compared to the respective prior periods. Such decreases were due to both a decrease in the average balance of the Association's interest-bearing liabilities and the rate paid thereon. During fiscal 1993, the average balance of deposits decreased $6.9 million or 2.7% to $243.4 million, and during fiscal 1993 the average balance of borrowings decreased $26.3 million or 47.2% to $29.4 million. The decline in deposits was primarily attributable to a decrease in jumbo time deposits and Presidential passbook deposits. The cost of deposits decreased 166 basis points reflecting the decline of market interest rates and a less aggressive deposit pricing policy by Jefferson. The decrease in borrowings reflected the accelerated paydown of the CMO and REMIC indebtedness due to the heavy prepayment activity of the underlying FHLMC PC collateral. The prepayment of CMO and REMIC borrowings also accelerated the amortization of the related discount, significantly increasing the cost of borrowings. The excess liquidity created from high loan and MBS repayments and the decrease in loans receivable eliminated the need for material outside borrowings.

      During fiscal 1992, compared to fiscal 1991, the increase in the average balance of deposits of $12.1 million or 5.1% to $250.3 million was more than offset by a decrease of $51.3 million, or 48.0%, in the average balance of borrowings during such period to $55.7 million. Deposits increased due to an increase in demand accounts, such as the Presidential passbook account, which were aggressively priced. The decrease in the average balance of borrowings was due to the repayment of high cost FHLB advances and CMO and REMIC borrowings. In addition, reverse repurchase agreements were repaid. Deposit costs declined reflecting the decrease in market interest rates, while CMO and REMIC prepayments caused borrowing costs to increase due to accelerated amortization of the related discount. Due to excess liquidity, the need to increase regulatory capital ratios, and the lack of portfolio loan demand, the Association utilized excess funds in fiscal 1992 to reduce liabilities and improve net interest income.

      Due to the significant drop in interest rates in fiscal 1993 and fiscal 1992, the Association does not expect further significant decreases in deposit costs in future periods. However, the current level of mortgage rates continues to provide an impetus for refinancing activity and will probably result in continued high costs of borrowings on the CMO and REMIC. As a result, the Association may experience a decrease in its interest rate spread in fiscal 1994. Approximately $944,000 of the unamortized discount was amortized to expense in fiscal 1993, with a remaining outstanding balance to be expensed of $2.3 million at September 30, 1993.

 Provision for Loan Losses The provision for loan losses in fiscal 1993 totalled $533,000 compared to $1.1 million and $498,000 during fiscal 1992 and 1991, respectively. The increase in fiscal 1992 was primarily attributable to the charge-off of $380,000 for a Dallas, Texas office building and $424,000 with respect to certain consumer loans. In fiscal 1993, the Association charged-off $70,000 on a construction loan, $100,000 on a nonresidential loan, $49,000 with respect to certain consumer loans, and increased the general valuation allowance by $314,000. At September 30, 1993, the Association's allowance for loan losses amounted to $1.6 million or 60.1% of nonperforming loans and 0.92% of total loans. Management's determination of the adequacy of the allowance for loan losses is based on an evaluation of the loan portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income.

      The Association believes that the allowance for loan losses as of September 30, 1993 was adequate and further believes that the carrying value of REO is stated at fair value. However, future additions to the allowance for loan losses or reductions in net carrying values may be necessary based on the performance of the Association's loan portfolio and changes in economic conditions. In addition, in connection with periodic examinations of the Association, the staff of the OTS and the FDIC consider the adequacy of the allowance for loan losses and the carrying value of REO. Such agencies may require the Association to recognize additions to the allowance or reductions in the net carrying value of REO based on their judgments at the time of such examinations. The last completed OTS and FDIC examinations were December, 1992.

 Noninterest Income Noninterest income increased $833,000 to $3.1 million in fiscal 1993 compared to $2.3 million in fiscal 1992, and decreased $261,000 in fiscal 1992 from $2.5 million in fiscal 1991.

      The increase in noninterest income in fiscal 1993 of $833,000 was due primarily to a $770,000 gain on the sale of mortgage loan servicing rights with respect to $63 million of mortgage loans previously sold to FNMA. There were no such sales in fiscal 1992. Fees and service charges increased $98,000 in fiscal 1993 primarily due to an increase of $87,000 in mortgage loan service fees due to a higher average balance of loans serviced in fiscal 1993 compared to fiscal 1992. The gain on sale of loans in fiscal 1993 and fiscal 1992 resulted entirely from loans held for sale, and increased $381,000 in fiscal 1993 versus fiscal 1992 due to more favorable market conditions and timing of sale considerations. The gain on sale of MBSs decreased $158,000 in fiscal 1993 compared to fiscal 1992. See "Financial Condition at September 30, 1993 and 1992" contained within this report and Note 2 in the Notes to Consolidated Financial Statements contained herein. The gain on sale of investment securities decreased $309,000 in fiscal 1993 compared to fiscal 1992. These gains arose from investments in mutual funds, with fiscal 1992 gains resulting from timely, opportunistic decisions on market rate changes.

      The decrease in noninterest income in fiscal 1992 was due primarily to a $618,000 decrease in gain on the sale of mortgage loan servicing rights, a decrease of $173,000 in miscellaneous other income and a $127,000 decrease in gain on sale of loans, which decreases were partially offset by a $667,000 increase in gain on sale of MBSs and investment securities. The decrease in gain on the sale of mortgage loan servicing rights in fiscal 1992 was due to the lack of such sales of servicing rights in fiscal 1992. The decrease in miscellaneous other income was due primarily to the inclusion of interest income of $121,000 from prior year's income tax refunds in fiscal 1991. The decrease in gain on sale of loans was due primarily to changing market interest rate movements and timing of sale considerations. In fiscal 1992, the Association recorded an aggregate increase of $667,000 in gains on sale of MBSs and investment securities. See "Financial Condition at September 30, 1993 and 1992" contained in this report and Notes 2 and 3 in the Notes to Consolidated Financial Statements contained herein. Future gains, if any, on the sale of investment securities, MBSs, loans receivable or mortgage loan servicing rights will depend on the amount and classificaton of such assets, market conditions and timing of sale considerations.

Operating Expenses

     Operating expenses decreased $581,000 or 6.6% to $8.2 million in fiscal 1993 compared to $8.8 million in fiscal 1992, and increased $1.6 million or 22.9% from $7.2 million in fiscal 1991. The primary cause of these changes was the decrease of $1.0 million in net cost of REO in fiscal 1993 compared to fiscal 1992, and the increase of $1.6 million in net cost of REO in fiscal 1992 compared to fiscal 1991. Operating expenses as a percentage of average assets were 2.81%, 2.82%, and 2.10% in fiscal 1993, 1992, and 1991, respectively. Excluding the net cost of REO, the ratios were 2.37%, 2.08% and 1.88% in fiscal 1993, 1992, and 1991, respectively.

      Compensation and employee benefits increased $198,000 in fiscal 1993 compared to fiscal 1992, and increased $101,000 in fiscal 1992 compared to fiscal 1991. The increase in fiscal 1993 resulted from pay increases for existing staff after a pay freeze in fiscal 1992, increased staffing in certain administrative positions, and increased staffing in loan origination positions. Group insurance costs declined $80,000 in fiscal 1993 compared to fiscal 1992. Group insurance costs increased $118,000 in fiscal 1992 compared to fiscal 1991 reflecting an adverse experience in health costs.

      Occupancy and equipment expense increased $105,000 to $1.2 million in fiscal 1993 compared to fiscal 1992, and was stable in fiscal 1992 compared to fiscal 1991. The fiscal 1993 increase resulted from an increase in the Warrenton branch rental expense, and an increase in repairs and maintenance on buildings and equipment.

      Federal deposit insurance premiums increased $126,000 in fiscal 1993 compared to fiscal 1992 and was stable in fiscal 1992 compared to fiscal 1991. This increase reflects the higher rate assigned to the Association due to a risk-based rate schedule adopted by the FDIC effective January, 1993.

      Net cost of REO decreased $1.0 million to $1.3 million in fiscal 1993 compared to fiscal 1992, and increased $1.6 million to $2.3 million in fiscal 1992 compared to fiscal 1991. The high level of REO expense in fiscal 1993 and fiscal 1992 primarily related to the renovation of the Ocean One hotel in
Virginia Beach, Virginia. In fiscal 1992, the Association expensed $1.1 million in renovation expenses, and in fiscal 1993 further renovation expenditures totalled approximately $1.1 million (See "Nonperforming Assets" herein). The hotel was operational during fiscal 1993, and despite major construction activity, operated at 35% occupancy at an average room rate of approximately $69 for an operational profit of $128,000. The Association does not plan further significant renovation expenditures, and has listed the property for sale. The business of the hotel is seasonal, with losses in the winter months, and profits in the peak summer months. The Association believes that occupancy should improve in future periods with the absence of construction activity, higher advance reservations, and possible affiliation with a national franchise.

      The fiscal 1992 net costs also included $261,000 for a motel in Monroe, Michigan, $241,000 for an apartment complex in Dallas, Texas, $233,000 for land in Dallas, Texas, and $160,000 for two land developments in Warrenton, Virginia. As of November 20, 1993, the assets referred to in this paragraph were sold by the Association at no material loss.

      The fiscal 1993 costs also included expenses of $103,000 for an office and residential property in Leesburg, Virginia, $101,000 for a warehouse and land in Chantilly, Virginia, and $75,000 for a single-family residence in Warrenton, Virginia. The Monroe, Michigan motel operated at a net profit to the Association in fiscal 1993 of $83,000.

      Advertising expense amounted to $233,000, $228,000 and $234,000 in fiscal 1993, 1992 and 1991, respectively. In fiscal 1994, the Association will utilize an in-house marketing officer to improve its marketing efforts.

      Other operating expense amounted to $1.6 million in fiscal 1993 and 1992, and $1.7 million in fiscal 1991. The largest expense in this category was legal expense which totalled $311,000, $239,000 and $264,000 in fiscal 1993, 1992 and 1991, respectively.

Income Tax Expense and Extraordinary Item

     The Association adopted FASB Statement No. 109,"Accounting for Income Taxes" in the year ended September 30, 1993. See Notes 1 and 12 in the Notes to Consolidated Financial Statements contained herein. The Association recorded tax expense of $915,000 in fiscal 1993, none in fiscal 1992, and $500,000 in fiscal 1991. Due to a net operating loss carryforward ("NOL"), an extraordinary item benefit was realized in the amount of $460,000 in fiscal 1991. The Association utilized all remaining book NOLs in fiscal 1991, and had a remaining tax NOL of $1.3 million at September 30, 1993. However, this tax NOL is restricted to an annual usage of approximately $430,000 due to an ownership change provision of the Internal Revenue Code, further explained in
Note 12. Also, Note 12 discloses the components of the Association's effective tax rate, and the tax effects of deferred tax assets and liabilities.

Asset and Liability Management

     Financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities, consisting primarily of deposits, FHLB advances and other borrowings, mature or reprice more rapidly, or on a different basis, than their interest-earning assets, which consist predominantly of intermediate or long-term real estate loans. While having liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, such an asset/liability structure may result in declining net earnings during periods of rising interest rates, unless offset by increases in loan originations and purchases or in noninterest income. The long-term objectives of Jefferson include the reduction of sensitivity of earnings to interest rate fluctuations by diversifying  its  sources  of  funds, improving  its  interest  rate  spread, improving the ratio of interest-earning assets to interest- bearing liabilities, and achieving a better matching of the maturities and interest rate sensitivities of its assets and liabilities.

      The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specified time period, if it will mature or reprice within that time period. The interest rate sensitivity gap ("gap") is defined as the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds interest rate sensitive liabilities. A gap is considered when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to result in an decrease in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to decrease net interest income. Jefferson's one-year maturity gap was a positive $68.6 million or 24.1% of total assets at September 30, 1993 compared to a positive $64.9 million or 21.5% of total assets at September 30, 1992. The Association has pursued a strategy of retaining adjustable-rate real estate loans, home equity loans, consumer loans, and adjustable-rate MBSs in its asset portfolio, and seeking long-term deposits and borrowings.

      Jefferson was not involved with interest-rate futures or interest-rate swaps at September 30, 1993.



      The following table summarizes the contractual maturities or repricing characteristics of the Association's interest-earning assets and interest-bearing liabilities adjusted for the effects of hedging at September 30, 1993. The principal balance of adjustable- rate assets are included in the period in which they are first scheduled to adjust rather than in the period in which they mature. Other material assumptions are set forth in the footnote to the table.


                                                                     September 30, 1993
                           Within 1      1 to 3           3 to 5       5 to 10      10 to 20     More than
                              Year        Years            Years        Years         Years       20 Years        Total
                                                                   (Dollars in Thousands)
 Interest-Sensitive
   Assets:
 Investment securities        $45,670        $             $            $           $            $                 $45,670
 Mortgage-backed
   securities  . . . .         20,416          15,226       10,267        5,264                                     51,173
 Loans receivable  . .        119,806          31,257       10,522        8,380                                    169,965
 Total . . . . . . . .        185,892          46,483       20,789       13,644                                    266,808
 Non-interest-sensitiv
   e assets  . . . . .                                                                                              17,442

      Total assets   .                                                                                            $284,250

 Interest-sensitive
   liabilities:
 Deposits  . . . . . .        110,664          70,927       21,368       21,131       13,664         3,713        $241,467
 Borrowings  . . . . .          6,615           9,382        6,036        2,046                                     24,079

 Total . . . . . . . .        117,279          80,309       27,404       23,177       13,664          3,713        265,546
 Non-interest-sensitive
  liabilities   . .                                                                                                  6,022
      Total
         liabilities .                                                                                             271,568
 Stockholders' equity                                                                                               12,682

      Total
         liabilities
         and
         stockholders'
         equity  . . .                                                                                            $284,250

 Hedged gap  . . . . .        $68,613        $(33,826)     $(6,615)     $(9,533)    $(13,664)       $(3,713)


 Cumulative hedged gap        $68,613         $34,787      $28,172      $18,639       $4,975         $1,262





 Cumulative hedged gap
   to total assets   .         24.14%          12.24%        9.91%        6.56%        1.75%               0           .44%


___________

(1) Estimated maturity/repricing amounts are based on contractual maturity and amortization, as well as estimated loan prepayment rates and estimated deposit erosion rates.

Liquidity and Capital Resources

     As required by OTS regulations, Jefferson maintains cash and eligible liquid investments in an amount equal to 5% of net withdrawable savings and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The Association has consistently exceeded this regulatory liquidity requirement, and the Association's average month-end liquidity ratio during the year ended September 30, 1993 was 7.77%.

      The Association's principal sources of funds are deposits, loan repayments and prepayments, proceeds from the sale of loans, MBSs, investment securities, mortgage servicing rights and REO, FHLB advances, reverse repurchase agreements, other borrowings and net income. The availability of funds from the sale of loans, investment securities, MBSs, mortgage servicing rights and REO is influenced by general interest rates, market conditions, and accounting and regulatory considerations. Borrowing may be used for hedging purposes with respect to changes in prevailing interest rates.

      At September 30, 1993, the Association had $3.1 million of undisbursed loan funds and $8.3 million of approved loan commitments with $3.8 million at variable-rate and $4.5 million at fixed-rate. The amount of time deposits which are scheduled to mature in fiscal 1994 is $67.0 million. In addition, the Association was contingently liable under unfunded lines of credit for $14.1 million and standby letters of credit aggregating $341,000 at September 30, 1993.




      The Association is subject to regulations of the OTS that impose certain minimum regulatory capital requirements. These standards are: (a) tangible capital of 1.5% of adjusted total assets; (b) core capital of 3% of adjusted total assets; and (c) a risk-based capital requirement of 8% of risk-weighted assets. As indicated in the following table, the Association exceeded all regulatory capital requirements which were in effect as of September 30, 1993.

                                        Tangible Capital  Core Capital   Risk-Based Capital
                                      Amount   Percent  Amount  Percent  Amount   Percent
                                                    (Dollars in Thousands)
 Actual  . . . . . . . . . . . . . .  $12,682    4.46% $12,682   4.46%   $14,284    9.77%
 Required  . . . . . . . . . . . . .    4,264     1.50   8,528    3.00    11,687     8.00
 Excess  . . . . . . . . . . . . . .   $8,418    2.96%  $4,154   1.46%    $2,597    1.77%

      In April, 1993 the Association effected a one-for-three reverse stock split reducing outstanding common shares to 1,310,876 from 3,934,291 and increasing par value from $1 to $3 per share. In June, 1993 the common stock of Jefferson began trading on the National Association of Securities Dealers Automated Quotation System under the symbol "JEFF". It is currently listed under the small issues grouping.

      In June, 1993 the Board of Directors adopted the 1993 stock incentive plan to be submitted to a vote of shareholders at the Annual Meeting in January, 1994. The plan reserves 131,088 shares of authorized but unissued common stock (10% of outstanding common shares) for future issuance to employees. The plan would remain in effect for ten years, and allow grant of incentive stock options, stock options and stock appreciation rights. On August 3, 1993, incentive stock options of 64,500 shares at $6 per share were awarded subject to approval of the 1993 stock incentive plan by shareholders. The August 3, 1993 option agreements provide for a vesting schedule of 20% for each year of employment after August 3, 1993. If the 1993 stock incentive plan is approved, the 1988 stock option plan will be frozen with outstanding options of 3,833 at $6 per share. Under a separate agreement, one director retains a stock option of 6,917 shares at $6 per share as part of his efforts in the successful 1992 stock offering.

      The Association has not paid any cash or stock dividends since 1984. The payment of cash dividends is subject to regulation by the OTS. See Note 15 in the Notes to Consolidated Financial Statements contained herein.

      In August, 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. See
Note 15 in the Notes to Consolidated Financial Statements contained herein. Management does not presently believe that the implementation of the interest-rate risk component on July 1, 1994 will have a material adverse effect on its financial condition or its results of operations.

 Proposed Federal Regulatory Capital Requirements On April 22, 1991, the OTS published a notice of proposed rule making, which would establish a 3.0% leverage ratio (core capital ratio) only for savings institutions in the strongest financial and managerial condition as determined by the OTS. All other savings institutions would be required to maintain leverage ratios of at least 4.0% to 5.0%. While the amount of any addition to the core capital ratio that might be required of the Association cannot be determined at this time, if the OTS adopts the rule as proposed, it is anticipated the Association's core capital requirement will increase to at least 4.0% and perhaps more. As set forth above, the Association's core capital ratio at September 30, 1993 was 4.46%.

Marketplace Trends and Economic Conditions

     Real estate market values in the domestic and global economies continued to experience further erosion in fiscal 1993 resulting from deflationary trends. Among the primary factors currently affecting real estate values are excessive supply of commercial properties available for leasing purposes, changes in the 1986 Tax Reform Act, increased scrutiny by the banking industry's regulatory authorities resulting in continued high levels of provisions for loan losses, decreased credit availability to small businesses and, more recently, increased unemployment in defense-related businesses.

      The aforementioned economic problems have continued to negatively impact real estate values in the Association's marketplace resulting in additional loan loss provisions in fiscal 1993. Given the inherent weaknesses in the domestic and global economies, the Association's marketplace may continue to experience real estate valuation problems until stabilization in the unemployment rates and overall asset values occurs.

      Interest rates in fiscal 1993 continued to decline as the Federal Reserve Board continued to maintain policies designed to keep short-term interest rates low. These policies are in direct response to economic weakness in the U.S. economy. In response to such policies undertaken by the Federal Reserve Board, the Association has experienced a more rapid drop in the cost of deposits than in the yield on loans, MBSs, and investment securities, thus, increasing interest rate spread or the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. However, the Association does not expect further significant reductions in deposit costs in future periods and , as a result, the Association may experience a decrease in its interest rate spread in the future.

Accounting Issues and Recent Developments

     In May, 1993, the FASB issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." This statement addresses the accounting by creditors for impairment of all loans, uncollateralized as well as collateralized, loans that are measured at fair value or at the lower of cost or fair value, leases, loans restructured in a troubled debt restructuring, and debt securities. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The creditor should also evaluate the collectibility of both contractual interest and contractual principal when assessing loss accruals. The statement is effective for fiscal years beginning after December 15, 1994. Management of the Association does not believe that implementation of the Statement, when adopted, will have a materially adverse effect on the Association's financial condition or results of operations.

Recent Legislation

     On December 19, 1991, the Federal Deposit Insurance Corporation Act of 1991 ("FDICIA") was enacted into law. The FDICIA provides for, among other things, the recapitalization of the Bank Insurance Fund; the authorization of the FDIC to make emergency special assessments under certain circumstances against federally insured depository institutions, the establishment of risk-based deposit premiums; the issuance of certain examination and reporting requirements; and enhanced federal supervision of depository institutions based on capital levels.

      The Association is exempt from many of the new audit, accounting and regulatory reports and requirements since the Association has less than $500 million in total assets. However, the Association would be subject to a proposed safety and soundness requirement concerning asset quality which requires that classified assets (assets classified substandard, doubtful and to the extent that related losses have not been recognized, assets classified loss) do not exceed 100% of capital. If an insured depository institution fails to meet this standard, such institution would be required to submit a plan within 30 days to the FDIC specifying the steps it will take to correct the deficiency. In the event that an institution fails to submit or fails in any material respect to implement a compliance plan within the time allowed by the FDIC, the FDIC must order the institution to correct the deficiency and may (1) restrict asset growth; (2) require the institution to increase its ratio of tangible equity to assets; (3) restrict the rates of interest that the institution may pay; or (4) take any other action that would better carry out the purpose of prompt corrective action.

      The Association's classified assets currently exceed the 100% threshold. Management is presently evaluating the alternatives available to the Association in order to comply with the proposed requirement, including reducing classified assets, and increasing capital through earnings and issuance of additional shares of common stock or other capital instruments. The Association has included a proposal in the proxy statement for the 1994 Annual Meeting requesting stockholder approval for a proposed private placement offering. While the Association does not have any immediate specific plans to issue shares of capital stock, the Association believes that approval of this proposal will provide the Association with corporate flexibility to respond on a timely basis to potentially valuable business opportunities which may include the purchase of deposits, branch office properties and other assets of the Resolution Trust Corporation. Any such private placement offering, if initiated, is not expected to exceed $5.0 million.

Impact of Inflation, Deflation and Changing Prices

     The consolidated financial statements and related notes presented elsewhere have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of the Association are monetary in nature. As a result, interest rates have a more significant impact on the Association's performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, noninterest expenses do reflect general levels of inflation.

      Deflation, which is having a detrimental effect on the domestic and global economy, resulted from excessive debt leverage incurred in the 1980s. The impact of deflation negatively affects the underlying values of real estate-related assets utilized as collateral or security on loans to borrowers and, therefore, may devalue the overall market value of the Association's loan portfolio and other assets.




JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1993 AND 1992

                                                                          1993      1992
                                                                      (Dollars in thousands)
                                               ASSETS
  Cash   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $2,926   $2,916
  Cash held in escrow (Note 15)  . . . . . . . . . . . . . . . . . . .              6,980
  Investment securities, market values of $45,670 in 1993 and $38,288
    in 1992 (Note 2)   . . . . . . . . . . . . . . . . . . . . . . . .    45,670   38,296
  Mortgage-backed securities, market values of $52,413 in 1993 and
    $53,283 in 1992 (Notes 3, 10 and 11)   . . . . . . . . . . . . . .    51,173   50,589
  Loans receivable, net (Notes 4 and 9)  . . . . . . . . . . . . . . .   169,965  186,185
  Accrued interest receivable (Note 5)   . . . . . . . . . . . . . . .     1,759    2,128
  Real estate owned (Note 6)   . . . . . . . . . . . . . . . . . . . .     8,219   10,448
  Office properties and equipment, net (Note 7)  . . . . . . . . . . .     3,474    3,001
  Prepaid expenses and other assets (Note 13)  . . . . . . . . . . . .     1,064    1,077
                                                                        $284,250 $301,620


                  LIABILITIES AND STOCKHOLDERS' EQUITY
 Liabilities:
  Deposits (Note 8)  . . . . . . . . . . . . . . . . . . . . . . . . .  $241,467 $249,166
  Other borrowings (Note 11)   . . . . . . . . . . . . . . . . . . . .    24,079   34,158
  Advance payments from borrowers for taxes and insurance  . . . . . .     1,630    1,704
  Accrued expenses and other liabilities   . . . . . . . . . . . . . .     4,392    4,854
        Total liabilities  . . . . . . . . . . . . . . . . . . . . . .   271,568  289,882
 Commitments and contingent liabilities (Notes 13 and 14)
 Stockholders' Equity (Note 15):
  Common stock, par value $3 per share, authorized 5,000,000 shares at
    September 30, 1993 and September 30, 1992, issued and outstanding
    1,310,876 shares at September 30, 1993 and 3,934,291 shares at
    September 30, 1992   . . . . . . . . . . . . . . . . . . . . . . .     3,933    3,934
  Preferred stock, par value $1 per share, authorized 2,500,000 shares at September 30, 1993 and September 30, 1992, issued and
    outstanding -0- shares at September 30, 1993 and 1992  . . . . . .
  Additional paid-in capital   . . . . . . . . . . . . . . . . . . . .     3,380    3,382
  Retained earnings, substantially restricted  . . . . . . . . . . . .     5,268    4,422
  Net unrealized gain on assets available-for-sale   . . . . . . . . .       101

        Total stockholders' equity   . . . . . . . . . . . . . . . . .    12,682   11,738
                                                                        $284,250 $301,620

See accompanying notes to consolidated financial statements.




JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991

                                                                    1993   1992    1991
                                                                     (Dollars in thousands,
                                                                     except per share data)
 Interest income
  Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $15,440 $19,561 $23,155
  Mortgage-backed securities   . . . . . . . . . . . . . . . . .    3,422   5,715   7,818
  Investment securities  . . . . . . . . . . . . . . . . . . . .    2,027     952   1,398
  Other investments  . . . . . . . . . . . . . . . . . . . . . .      279     484     449
      Total interest income  . . . . . . . . . . . . . . . . . .   21,168  26,712  32,820
 Interest expense
  Deposits (Note 8)  . . . . . . . . . . . . . . . . . . . . . .   10,035  14,456  17,496
  Borrowed money (Note 9)  . . . . . . . . . . . . . . . . . . .    3,690   5,551   9,487

      Total interest expense   . . . . . . . . . . . . . . . . .   13,725  20,007  26,983
      Net interest income  . . . . . . . . . . . . . . . . . . .    7,443   6,705   5,837
 Provision for losses on loans (Note 4)  . . . . . . . . . . . .      533   1,115     498
 Net interest income after provision for losses on loans . . . .    6,910   5,590   5,339

 Noninterest income
  Fees and service charges   . . . . . . . . . . . . . . . . . .      846     748     758
  Gain on sale of:
    Investment securities (Note 2)   . . . . . . . . . . . . . .       12     321      57
    Mortgage-backed securities (Note 3)  . . . . . . . . . . . .      313     471      68
    Loans receivable   . . . . . . . . . . . . . . . . . . . . .      954     573     700
    Mortgage servicing rights  . . . . . . . . . . . . . . . . .      770             618
  Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . .      195     144     317
                                                                    3,090   2,257   2,518

 Operating expenses
  Compensation and employee benefits (Note 13)   . . . . . . . .    3,230   3,032   2,931
  Occupancy and equipment (Note 14)  . . . . . . . . . . . . . .    1,184   1,079   1,074
  Federal deposit insurance  . . . . . . . . . . . . . . . . . .      697     571     535
  Net cost of real estate owned (Note 6)   . . . . . . . . . . .    1,309   2,317     740
  Advertising  . . . . . . . . . . . . . . . . . . . . . . . . .      233     228     234
  Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,586   1,593   1,661
                                                                    8,239   8,820   7,175
 Income (loss) before income tax expense and extraordinary item     1,761   (973)     682
 Income tax expense (Note 12)  . . . . . . . . . . . . . . . . .      915             500

 Income (loss) before extraordinary item . . . . . . . . . . . .      846   (973)     182
 Extraordinary item reduction of income taxes arising from
  carryforward of operating losses (Note 12)   . . . . . . . . .                      460
 Net income (loss) . . . . . . . . . . . . . . . . . . . . . . .     $846  $(973)    $642


 Earnings (loss) per share before extraordinary item . . . . . .    $0.65 $(5.45)   $1.02
 Earnings per share extraordinary item . . . . . . . . . . . . .                     2.58
 Net earnings (loss) per share . . . . . . . . . . . . . . . . .    $0.65 $(5.45)   $3.60

See accompanying notes to consolidated financial statements.




JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991


                                       Additional              Net Unrealized        Total
                             Common     paid-in    Retained    gain on assets      stockholders'
                              stock     capital    earnings  available-for-sale      equity
                                                        (Dollars in Thousands)
 Balance at September 30,
  1990   . . . . . . . . . .    $535        $605   $4,753       $                     $5,893
 Net income  . . . . . . . .                          642                                642
 Balance at September 30,
  1991   . . . . . . . . . .     535         605    5,395                              6,535
 Net loss  . . . . . . . . .                        (973)                              (973)
 Issuance of 3,399,160 shares
  of common stock  . . . . .   3,399       2,777                                       6,176
 Balance at September 30,
  1992   . . . . . . . . . .   3,934       3,382    4,422                             11,738
 Increase in net unrealized
  gain on assets
  available-for-sale   . . .                                      101                    101
 Net income  . . . . . . . .                          846                                846
 Redemption of 554 fractional
  shares in one-for-three
  reverse stock split  . . .     (1)         (2)                                          (3)

 Balance at September 30,
  1993   . . . . . . . . . .  $3,933      $3,380   $5,268         $101                $12,682

See accompanying notes to consolidated financial statements.




JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991

                                                             1993      1992         1991
                                                                 (Dollars in Thousands)
 Operating activities
  Net income (loss)  . . . . . . . . . . . . . . . . . .       $846     $(973)       $642
  Adjustments to reconcile net income (loss) to net
    cash used by operating activities:
    Provision for losses on loans  . . . . . . . . . . .        533      1,115        498
    Provision for losses on real estate owned  . . . . .        472      1,849        464
    Depreciation and amortization  . . . . . . . . . . .        384        372        306
    Amortization of investment security premiums and
      discounts, net   . . . . . . . . . . . . . . . . .                     5        (8)
    Amortization of mortgage-backed-securities premiums
      and discounts, net   . . . . . . . . . . . . . . .       (71)       (82)       (49)
    Deferred loan fees   . . . . . . . . . . . . . . . .       (15)      (234)      (244)
    Net (gain) loss on sales of:
      Loan participation interests   . . . . . . . . . .      (954)      (573)      (700)
      Mortgage-backed securities   . . . . . . . . . . .      (313)      (471)       (68)
      Investment securities  . . . . . . . . . . . . . .       (12)      (321)       (57)
      Real estate owned  . . . . . . . . . . . . . . . .      (150)       (40)
      Branch offices and equipment   . . . . . . . . . .        (2)
    Receipt of stock dividends from FHLB of Atlanta  . .      (204)      (228)      (241)
    Decrease in accrued interest receivable  . . . . . .        369        742        359
    Decrease in other assets   . . . . . . . . . . . . .         13        130      2,039
    Increase (decrease) in other liabilities   . . . . .      (515)      1,537    (1,217)
    Disbursements for originations of loans held for
      sale   . . . . . . . . . . . . . . . . . . . . . .   (62,890)   (60,632)   (26,087)
    Proceeds from sales of loans held for sale   . . . .     64,813     57,800     27,212
        Net cash provided (used) by operating activities      2,304        (4)      2,849
 Investing activities
  Proceeds from sales of:
    Investment securities  . . . . . . . . . . . . . . .     10,073        331     38,417
    Mutual funds   . . . . . . . . . . . . . . . . . . .    105,166     57,326
  Maturities of investment securities  . . . . . . . . .     30,009        240        240
  Purchases of:
    Investment securities  . . . . . . . . . . . . . . .   (22,997)   (30,049)   (16,020)
    Mutual funds   . . . . . . . . . . . . . . . . . . .  (115,792)   (57,326)
  (Increase) decrease in CMO & REMIC trust funds   . . .    (1,160)        268      (125)
  Increase in FHLB overnite funds  . . . . . . . . . . .   (12,464)    (2,351)       (59)
  Purchases of mortgage-backed securities  . . . . . . .   (22,661)              (32,277)
  Principal payments on mortgage-backed securities   . .     18,097     13,115      8,098
  Proceeds from sales of mortgage-backed securities  . .      8,580     21,872     31,833
  Loan originations  . . . . . . . . . . . . . . . . . .   (40,129)   (36,629)   (22,528)
  Principal payments on loans  . . . . . . . . . . . . .     50,651     58,871     32,303
  Purchases of property and equipment  . . . . . . . . .      (860)      (153)      (882)
  Proceeds from sale of branch offices and fixed assets           5         18          2
  Proceeds from sales of real estate owned   . . . . . .      2,276      2,299        206
  Additions to real estate owned   . . . . . . . . . . .      (213)    (2,120)
  Other  . . . . . . . . . . . . . . . . . . . . . . . .                            (300)

        Net cash provided by investing activities  . . .      8,581     25,712     38,908
 Financing activities
  Net increase (decrease) in deposits  . . . . . . . . .   $(7,699)     $5,026     $7,359
  Decrease in securities sold under agreements to
    repurchase   . . . . . . . . . . . . . . . . . . . .              (14,001)    (3,076)
  Proceeds from advances from FHLB of Atlanta  . . . . .      2,000     47,000     93,000




  Repayments of advances from FHLB of Atlanta  . . . . .    (2,000)   (60,750)  (130,300)
  Decrease in advance payments from borrowers for taxes
    and insurance  . . . . . . . . . . . . . . . . . . .       (74)      (224)    (1,532)
  Decrease in other borrowings   . . . . . . . . . . . .   (10,079)    (6,347)    (3,805)
  Proceeds from sale (repurchase) of common stock  . . .        (3)      6,176
        Net cash used by financing activities  . . . . .   (17,855)   (23,120)   (38,354)
        Increase (decrease) in cash and cash equivalents    (6,970)      2,588      3,403
 Cash and cash equivalents at beginning of year  . . . .      9,896      7,308      3,905

 Cash and cash equivalents at end of year  . . . . . . .     $2,926     $9,896     $7,308

 Supplemental disclosures:
  Cash paid (received) during year for:
    Interest on deposits and all borrowings  . . . . . .    $13,869    $20,293    $27,366
    Income taxes   . . . . . . . . . . . . . . . . . . .       (34)         68      (923)
  Non-cash investing activities:
    Transfers from loans receivable to real estate
      owned  . . . . . . . . . . . . . . . . . . . . . .     $1,412     $2,724     $2,893
    Additions to mortgage-backed securities from
      securitization of loans receivable   . . . . . . .      4,055                13,161
    Transfers from real estate owned to loans
      receivable   . . . . . . . . . . . . . . . . . . .      1,256
    Unrealized net gain on investment securities and
      mortgage-backed securities   . . . . . . . . . . .        101
    Sale of mortgage-backed securities recorded on an
      accrual basis in fiscal 1991 with proceeds of
      sale received in 1992  . . . . . . . . . . . . . .                          (5,532)

       (continued on following page)


See accompanying notes to consolidated financial statements.




JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of consolidation The consolidated financial statements include the accounts of Jefferson Savings and Loan Association, F.A. ("Jefferson" or the "Association") and its wholly owned subsidiaries: Jefferson Insurance Services, Inc., Jefferson Investment Service Corporation, Jefferson Funding Corporation, and Jefferson Funding Corporation II. All significant intercompany balances and transactions have been eliminated in consolidation. During the year ended September 30, 1991, the Association converted from a Virginia state charter to a federal charter.

 Basis of Financial Statement Presentation The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In the normal course of business, the Association encounters two significant types of risk: economic and regulatory. Economic risk is comprised of interest rate risk, credit risk, and market risk. The Association is subject to interest rate risk to the degree that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Credit risk is the risk of default on the Association's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of the Association's real estate owned.

      The determination of the allowance for loan losses and the valuation of real estate owned are based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 1993, the allowance for loan losses and the valuation of real estate owned are adequate based on the information currently available. A worsening or protracted economic decline could increase the likelihood of losses due to credit and market risks and could create the need for substantial increases to the allowance for loan losses.

      The Association is subject to the regulations of various regulatory agencies which can change significantly from year to year. In addition, these regulatory agencies, as an integral part of their examination process, periodically review the Association's allowances for losses. Such agencies may require the Association to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

 Investment securities and mortgage-backed securities The Association adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of September 30, 1993. Investments in debt securities are classified as held-to-maturity when the Association has the positive intent and ability to hold those securities to maturity. Held-to-maturity investments are measured at amortized cost with gains and losses recognized at the time of sale. Investment in stock of the Federal Home Loan Bank of Atlanta is stated at cost. Investments identified as available-for-sale are measured at market value with unrealized holding gains and losses reported as a net amount in a separate component of shareholders' equity until realized. Trading securities are bought and held principally for the purpose of selling in the near term. Unrealized gains and losses on trading securities are included in earnings. Dividend and interest income for all three categories, including amortization of the premium and discount arising at acquisition, are reported in earnings. The effect of adoption of FASB Statement No. 115 was to record a net unrealized gain of $154,000 in investment securities and mortgage-backed securities, a deferred income tax liability of $53,000 and an increase of $101,000 in stockholders' equity.

 Loans receivable and allowance for loan losses Loans receivable are carried at cost, as the Association has both the intent and the ability to hold them to maturity. Interest is recorded as income when earned; however, interest receivable is accrued only if deemed collectible. Generally, the Association's policy is to exclude from interest income the interest on loans delinquent over 90 days. Such interest, if ultimately collected, is recorded as income in the period received.

      Loan origination fees and the related incremental direct costs of originating loans are deferred and amortized over the contractual lives of the related loans using the interest method.

      The allowance for loan losses is maintained at an amount considered adequate to provide for potential losses. The provision for loan losses is based on a periodic analysis of the loan portfolio by management. In this regard, management considers numerous factors, including, but not necessarily limited to, general economic conditions, loan portfolio composition, prior loss experience, and independent appraisals. In addition to specific allowances for estimated losses on identified problem loans, an overall unallocated allowance is established to provide for unidentified credit losses. In estimating such losses, management considers various risk factors including geographical location, loan collateral, and payment history.

 Loan sales The Association periodically generates funds for lending by selling whole and/or participating interests in real estate loans. Loans held for sale are carried at the lower of cost or market. Gains or losses on such sales are recognized at the time of sale and are determined by the difference between the net sales proceeds and the unpaid principal balance of the loans sold adjusted for yield differential, such as servicing fees. Loans held for sale are designated during origination or shortly after funding.

 Real estate owned Real estate acquired in settlement of loans and in-substance foreclosure are recorded at the lower of cost or fair value less estimated costs to sell, at the time of acquisition or in-substance foreclosure. Specific valuation allowances on real estate owned are recorded through a charge to earnings if there is a further deterioration in fair value. Costs relating to development and improvement of real estate are capitalized, whereas those related to holding the real estate are expensed as incurred. Recognition of gains on sale of real estate is dependent upon the transaction meeting certain criteria relating to the nature of property sold and the terms of sale. Under certain circumstances, the gain, or a portion thereof, is deferred until the necessary criteria are met.

      Loans are treated as in-substance foreclosure if the borrower has little or no equity in the collateral, the cash flow to repay the loan can only be expected to come from the operation or sale of the collateral, and the borrower has abandoned control of the collateral or it is doubtful that the borrower will be able to repay the loan in the foreseeable future.

 Office properties and equipment Office properties and equipment are stated at cost less accumulated depreciation and amortization. Land is carried at cost. Depreciation of office properties and equipment has been charged to income on both the straight-line and accelerated methods at rates calculated to recover the cost of the properties over their estimated useful lives. Leasehold improvements are capitalized and are amortized over the shorter of their estimated useful lives or the terms of the leases. Estimated useful lives are fifteen to forty years for buildings and improvements and three to ten years for furniture, fixtures, equipment and automobiles.

 Income taxes In 1992 the FASB issued Statement of Financial Accounting Standards No. 109, "Accounting for income Taxes." This statement requires a change from the deferred method of accounting for income taxes of the Accounting Principles Board Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The recognition of net deferred assets is reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized (See
Note 12). Additionally, under Statement 109, deferred tax liabilities will be provided for bad debt reserves for income tax reporting purposes that arose in tax years beginning before December 15, 1987 (base year). Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. The Association adopted Statement 109 in the year ended September 30, 1993. There was no cumulative effect of adopting Statement 109 in the year ended September 30, 1993.

      The Association files a consolidated Federal and Virginia income tax return, except for Jefferson Funding Corporation II, a real estate mortgage investment conduit.

 Statement of Cash Flows For the purposes of reporting cash flows, the Association has defined cash and cash equivalents as cash on hand, cash due from banks and federal funds sold.

 Earnings Per Share Earnings per share of common stock are presented based on the weighted average number of shares outstanding during the periods presented, a total of 1,310,876, 178,377 and 178,377 shares for fiscal years ended September 30, 1993, 1992 and 1991, respectively. These outstanding shares have been restated to reflect a one-for-three reverse stock split effected in April, 1993. The assumed exercise of stock options would not have a material effect on the per share amounts.

 Accounting Issues In May, 1993, the FASB issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." This statement addresses the accounting by creditors for impairment of all loans, uncollateralized as well as collateralized, loans that are measured at fair value or at the lower of cost or fair value, leases, loans restructured in a troubled debt restructuring, and debt securities. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The creditor should also evaluate the collectibility of both contractual interest and contractual principal when assessing loss accruals. The statement is effective for fiscal years beginning after December 15, 1994. Management of the Association does not believe that implementation of the Statement, when adopted, will have a material adverse effect on the Association's financial condition or results of operations.

 Reclassifications Certain reclassifications of prior years' information have been made to conform with the 1993 presentation. The reclassifications have no effect upon previously reported results of operations.


NOTE 2 INVESTMENT SECURITIES



      Investment securities consist of the following:

                                                                    September 30,
                                                    1993                                        1992
                                              Gross         Gross                            Gross         Gross
                                 Carrying   Unrealized   Unrealized   Market    Carrying   Unrealized   Unrealized    Market
                                  Value       Gains        Losses      Value     Value       Gains        Losses      Value
                                                                   (Dollars in thousands)
 Available-for-Sale
   U.S. Government and agency
       obligations due:
      one to five years        $5,018            $           $18       $5,000
      five to ten years         9,000            11                     9,011
   Adjustable-rate mortgage
    mutual fund .              10,676                                  10,676
         Subtotal              24,694            11           18       24,687
 Held-to-maturity
   U.S. Government and agency
      obligations due:
      one to five years                                                          $30,009   $            $             $30,009
   Trust accounts CMO & REMIC . 2,401                                   2,401      1,241                                1,241
   Commercial paper &
    subordinated debentures  .                                                     1,113                 8              1,105

   Federal Home Loan Bank
      overnight funds  .       14,958                                  14,958      2,494                                2,494
   Federal Home Loan Bank
      stock, at cost . . .      3,600                                   3,600      3,396                                3,396
   Other   . .                     24                                      24         43                                   43
         Subtotal              20,983                                  20,983     38,296                 8             38,288
                               45,677           $11          $18      $45,670    $38,296   $            $8            $38,288


   Available-for-sale net
   unrealized loss  . . . .       (7)
                              $45,670



      Results from the sale and maturities of investment securities are as follows:

                                                        Year Ended September 30,
                                                        1993        1992     1991
                                                         (Dollars in thousands)
 Gross proceeds from sales of:
  Mutual funds   . . . . . . . . . . . . . . . . . . .   $105,166   $57,326    $
  Other investment securities  . . . . . . . . . . . .     10,073       331  38,417
                                                          115,439    57,657  38,417
 Maturities of investment securities . . . . . . . . .     30,009       240     240

                                                         $145,448   $57,897  $38,657

 Gross realized gains  . . . . . . . . . . . . . . . .       $146      $380     $94
 Gross realized losses . . . . . . . . . . . . . . . .      (134)      (59)    (37)
 Net realized gains  . . . . . . . . . . . . . . . . .        $12      $321     $57



      The weighted average interest rate on investment securities was 4.04% and 5.16% at September 30, 1993 and 1992, respectively. The investment securities described above were neither pledged nor otherwise encumbered as of September 30, 1993.


NOTE 3 MORTGAGE-BACKED SECURITIES


      Mortgage-backed securities consist of the following:

                                                                    September 30, 1993
                                                             Gross        Gross
                               Principal      Unamortized     Unearned     Carrying      Unrealized      Unrealized      Market
                                Balance         Premium       Discount       Value         Gains           Losses        Value
                                                                  (Dollars in thousands)
 Available-for-sale
   FHLMC participation
      certificates   . .          $3,223         $            $            $3,223            $161              $       $3,384
   FNMA REMIC  . . . . .           5,517                                    5,517                                       5,517
      Subtotal   . . . .           8,740                                    8,740             161                       8,901
 Held-to-maturity
   FHLMC participation
      certificates   . .          32,604           187          102        32,689           1,355            (71)      33,973
   FNMA REMIC  . . . . .           6,772             8           75         6,705                             (9)       6,696
   FNMA certificates   .           2,791            87                      2,878                            (35)       2,843

      Subtotal   . . . .          42,167           282          177       42,272           1,355           (115)       43,512
      Total  . . . . . .         $50,907          $282         $177       51,012          $1,516          $(115)      $52,413


   Available-for-sale net
     unrealized gain . . . .                                                 161
                                                                         $51,173


                                                                   September 30, 1992
                                                              Gross        Gross
                             Principal      Unamortized     Unearned     Carrying      Unrealized      Unrealized      Market
                              Balance         Premium       Discount       Value         Gains           Losses        Value
                                                                  (Dollars in thousands)
 FHLMC participation
   certificates  . . . .      $50,804          $30            $245        $50,589       $2,694          $              $53,283


      The weighted average interest rate on mortgage backed securities was 7.99% and 8.30% for the year ended September 30, 1993 and 1992, respectively.

      Results from the sales of mortgage-backed securities are as follows:

                                                          Year Ended September 30,
                                                           1993     1992   1991
                                                           (Dollars in thousands)
 Gross proceeds from sales . . . . . . . . . . . . . . .   $8,580 $15,828 $31,833


 Gross realized gains  . . . . . . . . . . . . . . . . .     $313    $471     $68
 Gross realized losses . . . . . . . . . . . . . . . . .
 Net realized gains  . . . . . . . . . . . . . . . . . .     $313    $471     $68

      The Association has pledged certain mortgage-backed securities with a carrying value of $4.8 million and $4.5 million on September 30, 1993 and 1992, respectively, to secure deposits by government entities. The Association has also pledged mortgage- backed securities with carrying values of $5.5 million and $7.5 million at September 30, 1993 and 1992, respectively, to secure notes payable held by Jefferson Funding Corporation. In addition, $19.9 million and $30.2 million of mortgage-backed securities at September 30, 1993 and 1992, respectively, are pledged to secure bonds payable held by Jefferson Funding Corporation II.




NOTE 4 LOANS RECEIVABLE

      Loans receivable consists of the following:

                                                                 September 30,
                                                                1993      1992
                                                             (Dollars in thousands)
 First mortgage loans:
  One-to-four family   . . . . . . . . . . . . . . . . . . . .  $101,096 $106,929
  Multi-family   . . . . . . . . . . . . . . . . . . . . . . .     8,457    8,165
  Non-residential and commercial   . . . . . . . . . . . . . .    32,442   37,176
                                                                 141,995  152,270
 Construction loans  . . . . . . . . . . . . . . . . . . . . .     8,120    9,963
 Loans secured by deposit accounts . . . . . . . . . . . . . .     1,014    1,099
 Home equity loans . . . . . . . . . . . . . . . . . . . . . .    21,102   23,616
 Consumer loans  . . . . . . . . . . . . . . . . . . . . . . .     2,599    3,878
                                                                 174,830  190,826

 Less:
  Due borrowers on loans in process  . . . . . . . . . . . . .   (3,118)  (3,193)
  Deferred loan fees   . . . . . . . . . . . . . . . . . . . .     (124)     (57)
  Unearned discounts   . . . . . . . . . . . . . . . . . . . .      (21)    (103)
  Allowance for losses   . . . . . . . . . . . . . . . . . . .   (1,602)  (1,288)
                                                                 (4,865)  (4,641)
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . .  $169,965 $186,185


 Loans held for sale . . . . . . . . . . . . . . . . . . . . .    $6,248   $7,217
 Loans receivable, net . . . . . . . . . . . . . . . . . . . .   163,717  178,968
                                                                $169,965 $186,185

      Loans held for sale are all single-family fixed-rate mortgage loans which are carried at the lower of cost or market. There was no related unrealized loss at September 30, 1993 or 1992.

      Activity in the allowance for losses on loans is summarized as follows:

                                                              1993   1992    1991
                                                           (Dollars in thousands)
 Balance, beginning of period  . . . . . . . . . . . . . .   $1,288 $1,135   $873
  Provision  . . . . . . . . . . . . . . . . . . . . . . .      533  1,115    498
  Charge-offs, net   . . . . . . . . . . . . . . . . . . .    (219)  (962)  (236)
 Balance, end of period  . . . . . . . . . . . . . . . . .   $1,602 $1,288 $1,135

      Recoveries of loans receivable previously charged-off were not material in the years ended September 30, 1993, 1992 and 1991.

      The allowance for uncollected interest established for mortgage loans which are delinquent for a period in excess of 90 days amounted to $670,300, $605,800, and $603,500 as of September 30, 1993, 1992 and 1991, respectively.
Principal balances of non- performing loans and loans classified as in-substance foreclosure related to reserves for uncollected interest totalled $3.3 million, $3.5 million and $6.4 million as of September 30, 1993, 1992 and 1991, respectively.

      The  amount  of   loans  serviced  for   others  totalled   $78 million,
$109 million, and $62 million as of September 30, 1993, 1992 and 1991, respectively.




      Restructured loans amounted to $3.8 million at September 30, 1993 and consisted of two commercial loans which were delinquent less than 90 days at September 30, 1993. There were no outstanding commitments to lend additional funds to borrowers with restructured loans. One loan of $2.7 million had a modified interest rate of 8.0%, while the second loan of $1.1 million had a modified interest rate of 6.5% at September 30, 1993. During fiscal 1992, the Association established a specific valuation allowance of $380,000 relating to the loan of $1.1 million.

      The gross interest income on these loans that would have been recorded if the interest rates on the loans had not been reduced was $330,000, $442,000, and $420,000 for the years ended September 30, 1993, 1992 and 1991, respectively. Interest income recorded for these loans amounted to $288,000, $314,100, and $257,000 for the years ended September 30, 1993, 1992 and 1991, respectively.

NOTE 5 ACCRUED INTEREST RECEIVABLE



      Accrued interest receivable consists of the following:

                                                                     September 30,
                                                                    1993       1992
                                                                (Dollars in thousands)
 Investment securities . . . . . . . . . . . . . . . . . . . . . .    $151    $63
 Mortgage-backed securities  . . . . . . . . . . . . . . . . . . .     471    693
 Loans receivable  . . . . . . . . . . . . . . . . . . . . . . . .   1,137  1,372
                                                                    $1,759 $2,128


NOTE 6 REAL ESTATE OWNED



      All assets in real estate owned are held for sale and are summarized as follows:

                                                                   September 30,
                                                                  1993       1992
                                                               (Dollars in thousands)
 Real estate acquired through settlements of loans . . . . . . .   $7,255  $8,839
 Real estate held for development  . . . . . . . . . . . . . . .      453     244
 In-substance foreclosure  . . . . . . . . . . . . . . . . . . .      611   1,365
  Subtotal   . . . . . . . . . . . . . . . . . . . . . . . . . .    8,319  10,448
 Less: General valuation allowance . . . . . . . . . . . . . . .    (100)
                                                                   $8,219 $10,448

      The cost of operations for real estate owned in the consolidated statements of operations consists of the following:

                                                                 September 30,
                                                              1993   1992  1991
                                                             (Dollars in thousands)
 Income:
  Rental income  . . . . . . . . . . . . . . . . . . . . .     $626   $450   $428




  Gain on sale   . . . . . . . . . . . . . . . . . . . . .      169     40
                                                                795    490    428
 Expense:
  Provision for loss   . . . . . . . . . . . . . . . . . .      472  1,849    464
  Operating expenses   . . . . . . . . . . . . . . . . . .    1,614    958
  Loss on sale   . . . . . . . . . . . . . . . . . . . . .       18           704

                                                              2,104  2,807  1,168
    Net cost   . . . . . . . . . . . . . . . . . . . . . .   $1,309 $2,317   $740

NOTE 7 OFFICE PROPERTIES AND EQUIPMENT



      Office properties and equipment are summarized as follows:

                                                                     September 30,
                                                                   1993       1992
                                                                (Dollars in thousands)
 Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $771   $510
 Office building . . . . . . . . . . . . . . . . . . . . . . . . .   2,319  2,183
 Leasehold improvements  . . . . . . . . . . . . . . . . . . . . .     223    187
 Furniture and equipment . . . . . . . . . . . . . . . . . . . . .   3,474  3,098
 Automobiles . . . . . . . . . . . . . . . . . . . . . . . . . . .      62     56
                                                                     6,849  6,034
 Less accumulated depreciation and amortization  . . . . . . . . .   3,375  3,033
                                                                    $3,474 $3,001

NOTE 8 DEPOSITS



      A summary of deposits follows:

                                                   September 30,
                                           1993                       1992
                                         Weighted                   Weighted
                              Amount     Average                    Average
                                           Rate      %   Amount      Rate       %

                                              (Dollars in thousands)
 Demand deposits:
  Passbook & statement
    accounts   . . . . . . .    $83,780     3.21%   35%   $86,991     5.05%   35%
  NOW accounts   . . . . . .     15,888      2.59     7    17,334      2.58     7
  Money market deposit
    accounts   . . . . . . .     29,806      2.82    12    31,816      3.32    13
 Total demand deposits . . .    129,474      3.05    54   136,141      4.32    55
 Time deposits . . . . . . .    111,993      4.76    46   113,025      5.68    45

                               $241,467     3.84%  100%  $249,166     4.94%  100%

     Time deposits as of September 30, 1993 mature as follows:

 Year ending
 September 30,                                                        (Dollars in thousands)
 1994  . . . . . . . . . . . . . . . . . . . . . . . . . .                $67,021




 1995  . . . . . . . . . . . . . . . . . . . . . . . . . .                 29,974
 Thereafter  . . . . . . . . . . . . . . . . . . . . . . .                 14,998
                                                                         $111,993

      Interest expense on deposit accounts is summarized as follows:

                                                                September 30,
                                                           1993     1992    1991
                                                          (Dollars in thousands)
 Passbook and statement accounts . . . . . . . . . . . .   $3,055  $3,331  $1,384
 NOW and money market deposit accounts . . . . . . . . .    1,423   2,138   3,338
 Time deposits . . . . . . . . . . . . . . . . . . . . .    5,557   8,987  12,774
                                                          $10,035 $14,456 $17,496

      Deposits with balances in excess of $100,000 were $17.3 million and $17.5 million at September 30, 1993 and 1992, respectively. At September 30, 1992, brokered deposits totalled $98,000. There were no brokered deposits at September 30, 1993.

NOTE 9 ADVANCES FROM FEDERAL HOME LOAN BANK OF ATLANTA



      There were no outstanding advances from the Federal Home Loan Bank of Atlanta (FHLB) at September 30,1993 or September 30, 1992.

      The following assets were pledged as collateral under a security agreement to secure the FHLB advances:

                                         September 30,
                                       1993        1992
                                         (Dollars in
                                          thousands)
 First mortgage loans  . . . . . . . .  $34,738 $47,333


      Interest expense on borrowed money is summarized as follows:

                                                  September 30,
                                              1993    1992   1991
                                             (Dollars in thousands)
 FHLB Advances . . . . . . . . . . . . . . . . .  $1  $1,257  $3,180
 Securities sold under agreements to repurchase   24   1,912
 Jefferson Funding Corporation-CMO . . . . . . . 677     930   1,159
 Jefferson Funding Corporation II-REMIC  . . . 3,012   3,340   3,236
                                               $3,690  $5,551 $9,487


NOTE 10 SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE



      There were no outstanding securities sold under agreements to repurchase at September 30, 1993 or September 30, 1992.

      The Association occasionally enters into sales of securities under agreements to repurchase (agreements). Fixed- coupon agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheet. The dollar amount of securities underlying the agreements remains in the asset accounts. These agreements mature within one year.

      The dealer may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Association identical or substantially identical securities at the maturities of the agreements. Securities sold under agreements to repurchase averaged $-0- and $744,000 during 1993 and 1992, respectively. The maximum amounts outstanding at any month-end during 1993 and 1992 were $-0- and $-0-, respectively, and the average interest rates were
- -0-% and 3.24% during 1993 and 1992, respectively. The Association has not utilized this type of borrowing since October, 1991.

NOTE 11 OTHER BORROWINGS



      Other borrowings consist of the following:

                                                                           September 30,
                                                                          1993      1992
                                                                       (Dollars in thousands)
 Jefferson Funding Corporation notes payable, net of discount of $76,000
  in 1993 and $97,000 in 1992  . . . . . . . . . . . . . . . . . . . . .   $5,212  $6,761
 Jefferson Funding Corporation II notes payable, net of discount of
  $2.3 million in 1993 and $3.3 million in 1992  . . . . . . . . . . . .   18,867  27,360
 Wrap-around first mortgage loans  . . . . . . . . . . . . . . . . . . .               37
                                                                          $24,079 $34,158


      On June 6, 1985, Jefferson Funding Corporation, a finance subsidiary of the Association, issued notes payable with a gross balance of $20.3 million to Thrift Financing Corporation ("TFC"), an investment program established by Craigie, Inc. TFC issued collateralized mortgage obligations secured by notes issued by Jefferson Funding Corporation. The notes are collateralized by $5.5 million and $7.5 million of mortgage-backed securities at September 30, 1993 and 1992 respectively. The maturity of the notes corresponds to the principal repayment of the collateral. The notes had an effective interest cost to the Association of 11.27% and 11.85% in fiscal 1993 and fiscal 1992, respectively. The weighted average interest rate of the mortgage-backed securities was 8.68% and 8.87% during fiscal 1993 and fiscal 1992, respectively.

      On May 9, 1988, Jefferson Funding Corporation II, a real estate mortgage investment conduit, issued mortgage collateral bonds with a gross balance of $47.1 million. The bonds payable had an effective rate of 12.87% and 11.13% for the years ended September 30, 1993 and 1992, respectively, and were collateralized by FHLMC participation certificates of $19.9 million and $30.2 million at September 30, 1993 and 1992, respectively. The maturity of the notes corresponds to the principal repayment of the collateral. The weighted average interest rate of the mortgage- backed securities was 8.41% and 8.26% during fiscal 1993 and fiscal 1992, respectively.

NOTE 12 INCOME TAXES



      The following is a summary of the provision for income tax expense:



                                                                                  September 30,
                                                                          1993         1992      1991
                                                                             (Dollars in Thousands)
 Current Federal income tax expense  . . . . . . . . . . . . . . . . . .  $915       $    -      $ 40
 Deferred Federal and state income tax benefit . . . . . . . . . . . . .     -            -       460
                                                                          $915       $    -      $500

      Deferred income taxes result from timing differences in the recognition of income and expense for tax and financial reporting purposes. The sources of these timing differences and the tax effects for years prior to the adoption of Statement 109 are as follows:

                                                                                   September 30,
                                                                                1992       1991
                                                                             (Dollars in Thousands)
 Loss on sale of loans to real estate mortgage investment conduit (REMIC)
  recognized as a financing transaction for financial statement purposes,
  recognized as a sale for tax purposes  . . . . . . . . . . . . . . . . . . .  $181       $103
 Gain on pension plan curtailment recognized currently for financial statement
  purposes, deferred for tax purposes  . . . . . . . . . . . . . . . . . . . .     -          -
 Loan origination and commitment fees, deferred for financial statement
  purposes, recognized on the cash basis for tax purposes  . . . . . . . . . .   (25)       103
 Loan interest income recognized currently for financial statement purposes,
  deferred for tax purposes  . . . . . . . . . . . . . . . . . . . . . . . . .    -          58
 Imputed gain (net of imputed losses) on sale of participating interests in mortgage loans, recognized currently for financial statement purposes,
  deferred for tax purposes  . . . . . . . . . . . . . . . . . . . . . . . . .    -         275
 Directors' fee expense, recognized currently for financial statement
  purposes, deferred for tax purposes  . . . . . . . . . . . . . . . . . . . .    (4)         1
 FHLB stock dividends, deferred for financial statement purposes, recognized
  on the cash basis for tax purposes   . . . . . . . . . . . . . . . . . . . .   (72)       (80)
 Utilization of net operating loss carryforward  . . . . . . . . . . . . . . .    -           -
 Other timing differences  . . . . . . . . . . . . . . . . . . . . . . . . . .   (80)         -
                                                                                $  -       $460

      A reconciliation from the statutory Federal income tax rate to the effective income tax rate follows:

                                                                                 September 30,
                                                                      1993           1992           1991
 Statutory Federal income tax rate . . . . . . . . . . . . . . . .    34.0%         (34.0)%         34.0%
 Increases (reductions) in taxes resulting from:
  State income taxes   . . . . . . . . . . . . . . . . . . . . . .       -              -            3.8
  Provision for losses on loans and real estate owned  . . . . . .    14.1           29.3           28.1
  Gain on sale of real estate owned  . . . . . . . . . . . . . . .    (2.9)          (1.4)             -
  FHLB stock dividends   . . . . . . . . . . . . . . . . . . . . .    (3.8)             -              -
  Loss on sale of loans to REMIC   . . . . . . . . . . . . . . . .    19.2              -              -
  Net operating loss carryforward  . . . . . . . . . . . . . . . .    (8.4)             -              -
  Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (.2)           6.1            7.4

 Effective income tax rate . . . . . . . . . . . . . . . . . . . .    52.0%             -%          73.3%

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30,1993 are summarized as follows:

                                                                            Amount
                                                                     (Dollars in thousands)
 Deferred tax assets:
  Allowance for loan losses  . . . . . . . . . . . . . . .                 $  613
  Deferred loan fees   . . . . . . . . . . . . . . . . . .                    107
  Accrued vacation pay   . . . . . . . . . . . . . . . . .                     25
  Net operating loss carryforward  . . . . . . . . . . . .                    448

      Total gross deferred tax assets  . . . . . . . . . .                  1,193
 Deferred tax liabilities:
  Unamortized discount on REMIC bonds  . . . . . . . . . .                    692
  FHLB stock dividends   . . . . . . . . . . . . . . . . .                    309
  Prepaid pension contribution   . . . . . . . . . . . . .                     92
      Total deferred tax liabilities   . . . . . . . . . .                  1,093

      Net deferred tax asset before valuation allowance  .                    100
      Less: Valuation allowance  . . . . . . . . . . . . .                   (100)
      Net deferred tax asset   . . . . . . . . . . . . . .                 $    -

      A valuation allowance of $100,000 was established as of September 30, 1993 since it is more likely than not that the entire amount of gross deferred tax assets will not be realized.

      As of September 30, 1990, the Association had net operating loss carryforwards for financial reporting purposes of approximately $1,400,000 which were utilized in 1991 to offset deferred federal and state income tax expense resulting in an extraordinary item of $460,000. Carryforwards for income tax purposes approximate $1.3 million as of September 30, 1993, and expire in 2007.

      For income tax purposes, the availability of the Association's tax credit carryforwards to offset current taxable income has been recorded as restricted by Internal Revenue Code Section 382. In general, Section 382 provides that following an "ownership change" in a "loss corporation" the tax credit carryforwards of that corporation will be available to offset taxable income in each taxable year following the "ownership change" only up to the amount of the Section 382 limitation (generally, the product of the corporation's market value at the time of the "ownership change" and the long-term tax-exempt bond rate at such time) for such year. The $1.3 million carryforward for income tax purposes would therefore be limited to a maximum of $430,000 in any one year.

      The Tax Reform Act of 1986 enacted an alternative minimum tax system, generally effective for taxable years beginning after December 31, 1986. The Association is subject to the alternative minimum tax for financial reporting purposes resulting in an alternative minimum tax expense of $40,000 for the year ended September 30, 1991. This amount will be utilized as a credit carryover against regular tax in 1993.

      The Association has met certain requirements of the Internal Revenue Code which permit a bad debt deduction (unrelated to the amount of losses actually anticipated and charged to earnings) based on a percentage (currently 8%) of taxable income before such deduction. In the years ended September 30, 1992 and 1991, the deduction was computed under the experience method as it resulted in the deduction of an amount in excess of that permitted under the percentage of taxable income method. In the year ended September 30, 1993, the deduction was computed under the percentage of taxable income method.

NOTE 13 BENEFIT PLANS

Employee Pension Plan

      Prior to February 5, 1990, the Association funded and maintained a defined benefit plan for all qualified full-time employees hired before the age of 60. As of February 5, 1990, the accrual of benefits under the pension plan was frozen. Thus, all compensation after that date is not used to compute benefits. However, the plan continues to be in existence. Jefferson plans to continue the retirement plan with the frozen accrual of benefits indefinitely, but reserves the right to revise or discontinue the plan. Assets of the plan will not revert to the Association, and cannot be diluted by merger.

      The net periodic pension cost includes the following components:

                                                                          September 30,
                                                                      1993       1992      1991
                                                                     (Dollars in Thousands)
 Service cost of benefits earned during the period . . . . . . . .    $   -      $   -     $   -
 Interest cost on projected benefit obligation . . . . . . . . . .      152        141       131
 Actual return on plan assets  . . . . . . . . . . . . . . . . . .     (120)      (107)     (334)
 Net amortization and deferral . . . . . . . . . . . . . . . . . .                 (11)      204
 Recognition of gain on plan curtailment . . . . . . . . . . . . .        -          -         -
 Net periodic pension cost . . . . . . . . . . . . . . . . . . . .      $32        $23        $1

Employee Pension Plan

      Assumptions used in the accounting for net periodic pension costs for 1993, 1992 and 1991 were as follows:

                                                                        1993      1992     1991
 Weighted average discount rate  . . . . . . . . . . . . . . . . . . .  7.5%      7.5%     8.5%
 Weighted average rate of increase in compensation levels  . . . . . .  N/A       N/A      N/A
 Weighted average expected long-term rate of return on plan assets . .    6%        6%       8%

      The following table sets forth the Plan's funded status:

                                                                             September 30,
                                                                             1993      1992
                                                                         (Dollars in Thousands)
 Actuarial present value of benefit obligations:
  Vested benefit obligation  . . . . . . . . . . . . . . . . . . . . . . .  $2,138     $1,990
  Non-vested benefit obligation  . . . . . . . . . . . . . . . . . . . . .       -          -
    Accumulated benefit obligation   . . . . . . . . . . . . . . . . . . .   2,138      1,990
 Effect of projected future compensation levels  . . . . . . . . . . . . .
  Projected benefit obligation   . . . . . . . . . . . . . . . . . . . . .   2,138      1,990
 Plan assets at fair value . . . . . . . . . . . . . . . . . . . . . . . .   2,140      2,040
 Unrecognized net loss and effects of changes in assumptions . . . . . . .     269        304

 Prepaid pension cost  . . . . . . . . . . . . . . . . . . . . . . . . . .    $271       $354

      The assets of the plan at September 30, 1993 consist of cash (13%), bonds (58%), stocks (20%), and annuities (9%).

Stock Option Plan

      During the fiscal year ended September 30, 1988, the Board of Directors and stockholders approved a stock option and incentive plan. Under the terms of the 1987 Plan, the Stock Option Committee may grant options for the purchase of shares up to 10% of total stock outstanding of the Association. Incentive stock options may be granted to full-time officers and other key employees at a price of not less than 100% of market value at the date of grant, and the aggregate fair market value cannot exceed $100,000 per employee the first year that the employee is granted an incentive stock option. Non-incentive stock options may be granted to full-time officers and other key employees at a price that the Stock Option Committee may determine at its sole discretion. All stock options granted must be exercised within 10 years. The Plan terminates ten years from inception.

      At September 30, 1993, 1992 and 1991, the following table summarizes information on the stock option plan:

                                                                 Average Price
                                                                   Per Share        Shares
 Outstanding at September 30, 1990 . . . . . . . . . . . . .        $14.00          13,375

 Cancelled . . . . . . . . . . . . . . . . . . . . . . . . .         14.00          (1,000)
 Outstanding at September 30, 1991 . . . . . . . . . . . . .         14.00          12,375
 Cancelled . . . . . . . . . . . . . . . . . . . . . . . . .         14.00            (375)
 Exercised . . . . . . . . . . . . . . . . . . . . . . . . .         14.00              (1)
 Outstanding at September 30, 1992 . . . . . . . . . . . . .         14.00          11,999
 Cancelled . . . . . . . . . . . . . . . . . . . . . . . . .         14.00            (499)

 One-for-three reverse stock split . . . . . . . . . . . . .                        (7,667)

 Outstanding at September 30, 1993 . . . . . . . . . . . . .          6.00           3,833

      On October 6, 1992, the Board of Directors voted to reduce the average price of all outstanding options under the 1987 Plan from $14.00 per share to $2.00 per share. In April, 1993, the outstanding shares of the stock option plan were reduced to reflect a one-for-three reverse stock split.

      As part of the successful common stock offering in fiscal 1992, the Board of Directors awarded stock options to a director for 6,917 shares of common stock at $6.00 per share. These stock options remain outstanding at September 30, 1993.

      On August 3, 1993 the Board of Directors adopted the Jefferson Savings and Loan Association, F.A. 1993 Stock Incentive Plan (the "1993 Plan") subject to approval by the shareholders. The 1993 Plan reserves an aggregate of 131,088 shares of authorized but unissued common stock, which is approximately equal to 10% of outstanding common stock. The 1993 Plan would remain in effect for a term of ten years unless sooner terminated. Three kinds of rights are available for grant: incentive stock options, stock options and stock appreciation rights. If the 1993 Plan is approved, the 1987 Plan will be discontinued and no further awards will be made under the 1987 Plan. Awards already made under the 1987 Plan which are still outstanding will continue to be governed by the terms of the 1987 Plan. On August 3, 1993, stock options under the 1993 Plan totalling 64,500 were awarded at a price of $6.00. The August 3, 1993 option agreements provide for a vesting schedule of 20% for each year of employment after August 3, 1993.

Employee 401-K Plan

      Effective October 1, 1990, the Association implemented a qualified 401(k) plan for all employees. In fiscal years 1993,1992 and 1991, the Association matched 50% of salary reductions elected by the employee up to 3% of salary, and 25% of salary reductions elected for 3% to 6% of salary. No matching was made for salary reduction in excess of 6%. The Association incurred $30,010, $20,166 and $21,690 in matching and administration expense for the years ended September 30, 1993, 1992 and 1991, respectively.

Postretirement Benefits

      The Association does not provide post-retirement benefits and therefore does not accrue any liability for these type of benefits.

NOTE 14 COMMITMENTS, CONTINGENCIES AND RELATED PARTIES

Financial instruments with off-balance-sheet risk

      The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, financial guarantees, interest rate caps and floors, and forward contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Association has in particular classes of financial instruments.

      The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The
Association  uses  the   same  credit  policies  in   making  commitments  and
conditional obligations as it does for on-balance-sheet instruments. For interest rate caps and floors, and forward contracts, the contract or notional amounts do not represent exposure to credit loss. The Association controls the credit risk of its forward contracts through credit approvals, limits and monitoring procedures.

      At September 30, 1993, the Association had outstanding commitments of $8.3 million to originate loans with variable interest rates aggregating approximately $3.8 million and with fixed interest rates aggregating approximately $4.5 million. Fixed rate commitments are at market rates as of the commitment dates and generally expire within 60 days.

Concentrations of Credit Risk

      The Association's primary business activity is with customers located in Virginia, Maryland and the District of Columbia. The Association grants residential, commercial and consumer loans to customers throughout these areas, most of whom are residents local to the Association's business locations.

      The  Association's largest  loans  are concentrated  in the  hospitality industry, however these loans comprise less than 5% of total loans at September 30, 1993. Management diligently monitors all loans in this industry, including, when possible, making inspections of the properties, maintaining current operating statements, and performing net realizable value calculations, with allowances for losses established as necessary to properly reflect the value of the properties. Management believes the current loss allowances are sufficient to cover the credit risk estimated to exist at September 30, 1993.

      In addition, the Association was contingently liable under unfunded lines of credit for $14.1 million and standby letters of credit aggregating $341 thousand at September 30, 1993.

Rental Commitments

      Minimum rental commitments under noncancelable operating leases for five branch offices in effect at September 30, 1993 are shown below:

Year ending
September 30,                                                             Amount
                                                                       (Dollars in
                                                                        Thousands)
 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $170,243
 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     88,643
 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     84,518
 1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     64,791
 1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8,448

 Total minimum commitments . . . . . . . . . . . . . . . . . . . . . .   $416,643

      Total rent expense was $171,707 for 1993, $146,104 for 1992 and $143,482
for 1991.

Related Party

      The Association, like many financial institutions, has followed a policy of granting loans to its officers, directors and employees, generally for the financing of their personal residences and for certain consumer purposes. These loans are made in the ordinary course of business, and on substantially the same terms as those of comparable transactions prevailing at the time, except that employees other than officers and directors may borrow money at an interest rate which is related to the Association's cost of funds. They do not involve more than the normal risk of collectibility or present other unfavorable features.

      The following is a summary of loan transactions with directors and executive officers which equal or exceed $60,000 in the aggregate.

                                                                       Year Ended
                                                                      September 30,
                                                                  1993    1992    1991
                                                                      (Dollars in
                                                                       Thousands)
 Balance at beginning of year  . . . . . . . . . . . . . . . . .  $750    $743    $763
 Originations  . . . . . . . . . . . . . . . . . . . . . . . . .    36      68      14
 Repayments  . . . . . . . . . . . . . . . . . . . . . . . . . .   (48)    (61)    (34)

 Balance at end of year  . . . . . . . . . . . . . . . . . . . .  $738    $750    $743

NOTE 15 STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

      The Director of the Office of Thrift Supervision requires all thrift institutions to maintain capital in accordance with capital standards which include maintenance of: (1) tangible capital equal to at least 1.5% of adjusted total assets, (2) core capital equal to at least 3.0% of adjusted total assets, and (3) total capital equal to percentages of risk-weighted assets to at least 8.0%

      On September 30, 1992, the Association successfully completed a subscription rights and community stock offering which resulted in the sale of approximately 3.4 million shares of common stock. At September 30, 1992, the funds from the stock offering, amounting to approximately $7 million, were held in an escrow account. These funds were subsequently released to the Association on October 5, 1992. As a result of the capital infusion and current earnings, the Association exceeds all three of its regulatory capital requirements as of September 30, 1993. The required and actual amounts and ratios of capital pertaining to the Association as of September 30, 1993 are set forth as follows:

                                          Current Capital         Actual Association
                                            Requirement                 Capital            Capital Excess
                                        Amount      Percent      Amount      Percent     Amount     Percent
                                                               (Dollars in Thousands)
 Tangible  . . . . . . . . . . . . .    $4,264       1.5%        $12,682       4.46%     $8,418       2.96%
 Core  . . . . . . . . . . . . . . .     8,528       3.0          12,682       4.46       4,154       1.46
 Risk-based  . . . . . . . . . . . .    11,687       8.0          14,284       9.77       2,597       1.77

      The Association's capital for generally accepted accounting principles of $12,682,000 equals tangible and core capital in reports of regulatory capital to the OTS. Risk-based capital is the sum of $12,682,000 and the general valuation allowance of $1,602,000, which totals $14,284,000.

      Due to its regulatory capital deficiency prior to September 30, 1992, Jefferson was required to file a capital restoration plan ("CRP") with the OTS. The initial CRP was approved in May, 1990, and a revised CRP was approved in October, 1991. On December 10, 1992, the Association received written confirmation from the OTS that its CRP was terminated and that it was no longer under the restrictions of the capital plan. Under current regulations, if the Association should fail to meet regulatory capital requirements in the future it would be required to file a capital plan outlining the actions necessary to increase capital to the required standards.

      In April, 1993 the Association effected a one-for-three reverse stock split reducing outstanding common shares to 1,310,876 from 3,934,291, and increasing par value from $1 to $3 per share.

      Retained earnings at September 30, 1993 included approximately $3.2 million of actual additions to bad debt reserves for Federal income tax purposes which may be subject to income taxes at the then current Federal income tax rate if used for any purpose other than to absorb bad debt losses. As of September 30, 1993 management did not contemplate that this portion of retained earnings will be used in a manner that will create any additional income tax liability.

      The payment of cash dividends by the Association is subject to regulation by the OTS. The OTS has promulgated a regulation that measures an institution's ability to make capital distributions, which includes the payment of cash dividends, according to the institution's capital position. The rule establishes "safe harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, but without needing prior approval. Institutions can distribute amounts in excess of the safe harbor only with the prior approval of the OTS. The Association has not paid any cash dividends since 1984.

      On April 22, 1991, the OTS published a notice of proposed rulemaking, "Regulatory Capital;Leverage Ratio Requirement." The proposed rule would establish a 3.0% leverage ratio (core capital ratio) only for savings institutions in the strongest financial and managerial condition as determined by the OTS. All other savings institutions would be required to maintain leverage ratios of at least 4.0% to 5.0%. While the amount of any addition to the core capital ratio that might be required of the Association cannot be determined at this time, if the OTS adopts the rule as proposed, it is anticipated the Association's core capital requirement will increase to at least 4.0% and perhaps more.

      In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. As a result, such an institution will be required to maintain additional capital in order to comply with the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease (with certain minor exceptions) in interest rates. The interest rate risk component will be calculated, on a quarterly basis, as one-half of the difference between an institution's measured interest rate risk and 2.0%, multiplied by the market value of its assets. The rule also authorizes the Director of the OTS to waive or defer an institution's interest rate risk component on a case- by-case basis. The final rule is effective as of January 1, 1994, subject however to a two quarter "lag" time between the reporting date of the data used to calculate an institution's interest rate risk and the effective date of each quarter's interest rate risk component. Thus, an institution with greater than "normal" risk will not be subject to any deduction from total capital until July 1, 1994 (based on the calculation of the interest rate risk component using data as of December 31, 1993). Finally, the OTS indicated in the final rule that it intended to lower the leverage ratio requirement (in its prompt corrective action regulation) to 3.0% from the current level of 4.0%, on July 1, 1994.

NOTE 16 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregated fair value amounts presented do not represent the underlying value of the Association.

      The carrying value and fair value of financial instrument assets and liabilities as of September 30, 1993 are as follows:

                                                                  September 30, 1993
                                                            Carrying Value      Fair Value
                                                             (Dollar amounts in thousands)
 Assets:
  Cash   . . . . . . . . . . . . . . . . . . . . . . .          $2,926            $2,926
  Investment securities  . . . . . . . . . . . . . . .          45,670            45,670
  Mortgage-backed securities   . . . . . . . . . . . .          51,173            52,413
  Loans receivable,net   . . . . . . . . . . . . . . .         169,965           172,574
 Liabilities:
  Deposits   . . . . . . . . . . . . . . . . . . . . .         241,467           240,374
  Other borrowings   . . . . . . . . . . . . . . . . .          24,079            24,420

      The fair value of cash is the book value. The fair value of investment securities and mortgage-backed securities is determined by reference to quoted market prices. The fair value of loans receivable is determined by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings, and for the same remaining terms to maturity. The fair value of construction, home equity line, and consumer loans is book value. The fair value of Federal Home Loan Bank Stock is book value.

      The fair value of demand deposits, including passbook and statement accounts, NOW accounts, and money market deposit accounts, is book value. For time deposits, including fixed maturity certificates of deposit, fair value is determined by discounting the future cash flows, using the rates currently offered for deposits with similar remaining terms to maturities. The fair value of other borrowings is determined by discounting the future cash flows, using the current rates offered for similar maturities.

      The Association had $22.4 million of off-balance sheet financial commitments, which are commitments to originate loans and unused consumer lines of credit. Since these obligations are based on current market rates, the carrying amount is considered to be a reasonable estimate of fair market value.

NOTE 17 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      Condensed quarterly financial data for the years ended September 30, 1993 and 1992 are shown as follows:

                                                         Three months ended
                                          Dec. 31,     Mar. 31,     June 30,      Sept. 30,
                                                       (Dollars in Thousands)
 1993
 Total interest income . . . . . . .       $5,745       $5,290       $5,221        $4,912
 Total interest expense  . . . . . .        3,754        3,479        3,256         3,236
  Net interest income  . . . . . . .        1,991        1,811        1,965         1,676
 Provision for losses on loans . . .           55           97           77           304
    Net interest income after
      provision for losses on loans         1,936        1,714        1,888         1,372
 Noninterest income  . . . . . . . .          625          504          601         1,360
 Operating expenses  . . . . . . . .       (1,771)      (1,885)      (2,323)       (2,260)

    Income before income tax expense          790          333          166           472
 Income tax expense  . . . . . . . .          285          155           61           414
 Net income  . . . . . . . . . . . .         $505         $178         $105           $58


 Earnings per share  . . . . . . . .         $.38         $.14         $.08          $.05

 1992
 Total interest income . . . . . . .       $7,160       $6,858       $6,470        $6,224
 Total interest expense  . . . . . .        5,645        5,011        4,874         4,477

    Net interest income  . . . . . .        1,515        1,847        1,596         1,747
 Provision for losses on loans . . .           44          215          169           687
    Net interest income after
      provision for losses on loans         1,471        1,632        1,427         1,060
 Noninterest income  . . . . . . . .          411          379          666           801
 Operating expenses  . . . . . . . .       (1,827)      (1,762)      (1,820)       (3,411)
    Income before income tax expense           55          249          273        (1,550)
 Income tax expense and
  extraordinary item, net  . . . . .           13          107          136          (256)

 Net income  . . . . . . . . . . . .          $42         $142         $137      $ (1,294)

 Earnings per share  . . . . . . . .         $.23         $.80         $.77       $ (7.25)



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Jefferson Savings and Loan Association, F.A.
Warrenton, Virginia

      We have audited the accompanying consolidated balance sheets of Jefferson Savings and Loan Association, F.A. and subsidiaries as of
September 30,  1993  and 1992,  and  the  related  consolidated statements  of operations, stockholders' equity and cash flows for the years ended September 30, 1993, 1992 and 1991. These consolidated financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Savings and Loan Association and subsidiaries at September 30, 1993 and 1992, and the results of their operations and their cash flows for the years ended September 30, 1993, 1992 and 1991, in conformity with generally accepted accounting principles.

      As discussed in Note 1 to the consolidated financial statements, in fiscal 1993, the Association adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

BDO Seidman

Washington, D.C.
November 24, 1993


DIRECTORS AND OFFICERS

DIRECTORS               OFFICERS
Calvin P. Burton        Thomas W. Winfree               Anne F. Brower
Insurance Agent         President and                   Assistant Vice President and
                        Chief Executive Officer         Asst. Manager, Warrenton Branch
John Sheldon Clark
Private Investor        Craig A. Mason                  Patricia M. Coury
                        Senior Vice President and       Assistant Vice President and
Robin C. Gulick, Esq.   Chief Financial Officer         Manager, Consumer Loans
Chairman of the Board
Attorney                Walter E. Monroe                Marcia G. Grant
                        Senior Vice President and       Assistant Vice President
Charles H. Jones, Jr.   Chief Lending Officer           Secondary Marketing
Managing Partner
Edge Partners, L.P.     Benny N. Werner                 Diana M. Lesko
                        Senior Vice President           Assistant Vice President and
Robert F. Kube          Retail Banking                  Manager, Loan Servicing
Treasurer
Builder and Investor    James A. Yergin, Esq.           William G. Mayo
                        Senior Vice President and       Assistant Vice President
William M. Rider        General Counsel                 REO and Special Projects
Secretary
President, R.L. Rider   Jodale Favara                   Michael W. Morris
Construction, Inc.      Vice President and Manager      Assistant Vice President and
                        Loan Operations                 Manager, Leesburg Branch
Saul J. Robinson
President               Dan W. Jeff                     Imogene K. O'Toole
Skyline Group, Inc.     Vice President and              Assistant Vice President and
                        Marketing Director              Manager, Culpeper Branch
Arthur J. Shadek
Private Investor        Douglas R. Lawrence             Linda R. Sorrells
                        Vice President and Controller   Assistant Vice President and
Thomas W. Winfree                                       Manager, Charlottesville
President and           John E. Meyer                   Rio Road Branch
Chief Executive Officer Vice President and
                        Systems Manager                 Shirley G. Stewart
DIRECTORS EMERITI                                       Assistant Vice President and
                        Carol J. Smith                  Manager, Luray Branch
A.R. Anderson, Jr. DDS  Vice President and Director
William D. Doeller      of Deposit Accounts             Bonnie J. Curtis
John J. Huckle, DVM                                     Assistant Secretary
J.B. Hudson, Jr. Esq.   Melanie K. Smith                Warrenton Branch
Harold D. Kube          Vice President and
L.A. Lacy               Director of Human Resources     Helen B. Jones
Harvey L. Pearson                                       Assistant Secretary
Walter B. Potter, Sr.   Shirley B. Stalnaker            Executive Secretary
W.W. Sanders, Jr.       Vice President,
                        Administrative Assistant        Patricia L. Texter
                                                        Assistant Secretary and
                        Lucille B. Travers              Asst. Manager, Leesburg Branch
                        Vice President and Manager
                        Warrenton Branch

OFFICES AND SERVICES

OFFICES                         SERVICES
Charlottesville                 Personal Financial
                                Management                      Commercial Services
1705 Seminole Trail
Rio Road and 29 North           Basic Checking                  Business Checking
Charlottesville, Virginia 22901 Interest Checking               Simplified Employee
(804) 937-1331                  Premier Money Fund               Pension Plan SEP
                                Jefferson Reserve               VISA/MasterCard and
300 Preston Avenue               (Overdraft Protection)          POS Merchant Service
Commonwealth Center             Holiday Club Savings            Construction/Permanent Loans
Charlottesville, Virginia 22906 Presidential Savings            Commercial Real Estate Loans
(804) 971-4900                  Regular Savings
                                Bump Rate Certificates          Services for Your
Culpeper                        Jumbo Certificates              Convenience
                                No Penalty Certificates
701 South Main Street           Prime Certificates              Automated Teller Machines
Culpeper, Virginia 22701        Regular Certificates            Automatic Funds Transfer
(703) 825-1001                  Retirement Certificates         Automatic Loan Payment
                                Individual Retirement           Bank by Mail
Leesburg                         Accounts IRA and               Certified Checks
                                 Spousal IRA                    Coupon Redemption
9-J Catoctin Circle, SW                                         Direct Deposit
Village Square                  Consumer Lending                Drive-Up Windows
Leesburg, Virginia 22075                                        Electronic Banking Card with
(703) 777-3777                  Home Equity Lines of Credit      access to MOST, Plus and
                                 and Installment Loans           The Exchange Networks
Luray                           Automobile Loans                Federal Tax Deposit
                                Personal Loans                  Night Depository
20 East Luray Shopping Center   Savings/CD Loans                Notary Public
Luray, Virginia 22835           VISA Classic and Gold           Note Collection
(703) 743-4558                                                  Sight Drafts
                                Mortgage Lending                Telephone Transfer
Warrenton                                                       Travelers Cheques
                                Community Homebuyer Loans       U.S. Savings Bonds
Warrenton Center                First Trust Loans               VISA Cash Advance
Warrenton, Virginia 22186       Second Mortgage Loans           Wire Transfer
(703) 347-7173                  Investment Property Loans       FDIC INSURED
                                Refinancing                     EQUAL HOUSING LENDER
                                Construction Loans              MEMBER FEDERAL HOME
                                Jumbo Residential Loans         LOAN BANK SYSTEM


STOCKHOLDER INFORMATION

BUSINESS  OF   THE   ASSOCIATION
Jefferson   Savings  and   Loan Association,  F.A.,  with  corporate  offices
at 550 Broadview Avenue, Warrenton, Virginia, is a federally-chartered stock savings and loan association, which began operations in 1960, and currently operates six branches in Virginia. The Association is primarily engaged in the business of obtaining funds in the form of deposits and investing such funds in mortgage loans on residential real estate and, to a lesser extent, commercial, nonresidential real estate and consumer loans. The Association is a member and a stockholder of the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corporation up to its applicable limits.

Corporate Counsel

James A. Yergin, Esq.
Jefferson Savings and Loan Association, F.A.
550 Broadview Avenue
Warrenton, VA 22186

Special Counsel

Elias, Matz, Tiernan & Herrick
734 15th Street, N.W.
12th Floor
Washington, D.C. 20005

Independent Auditors

BDO Seidman
1707 L Street, N.W.
8th Floor
Washington, DC 20036-4301

Registrar and Transfer Agent

Mellon Financial Services
Securities Transfer Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660

Market Makers

Anderson & Strudwick, Inc.
1108 East Main Street
Richmond, Virginia 23219
(804) 643-2400

Branch Cabell & Co.
919 East Main Street
Richmond, Virginia 23219
(804) 225-1400

Scott & Stringfellow, Inc.
909 East Main Street
Richmond, Virginia 23219
(804) 643-1811

Wheat First Securities, Inc.
901 East Byrd Street
Richmond, Virginia 23219
(804) 649-2311

Ryan Beck & Co. Inc.
80 Main Street
West Orange, New Jersey 07052
(201)325-3000

Herzog, Heine, Geduld, Inc.
26 Broadway
New York, New York 10004
(212) 908-5195

FORM 10-K

     A copy of the Form  10-K as filed with the Office  of Thrift Supervision
will  be furnished without charge  to stockholders as of   the  record  date
for voting at the Annual Meeting of Stockholders upon written request to the Chief Financial Officer, Jefferson Savings and Loan Association, F.A., 550 Broadview Avenue, Warrenton, Virginia 22186.

      The Annual Meeting of Stockholders of Jefferson Savings and Loan Association, F.A. will be held on January 27, 1994 at 4 p.m., Eastern Time, at the Fauquier Springs Country Club.

STOCK AND DIVIDEND INFORMATION

     The  Association may not declare  or pay a  cash dividend on any   of  its
stock  if  the  effect  thereof  would  cause  the Association's  regulatory
capital  to  be   reduced  below  the regulatory capital  requirement imposed by the Office of Thrift Supervision. See Note 15 of Notes to Consolidated Financial Statements for further information regarding restrictions on cash dividends. There have been no cash or stock dividends paid in the seven years ended September 30, 1993.

      In April, 1993, the Association effected a one-for-three reverse stock split which reduced outstanding shares of common stock to 1,310,876 from 3,934,291.

      The Association's common stock trades on the National Association of Securities Dealers Automated Quotation (NASDAQ) System under the symbol JEFF. As of December 15, 1993, there were 1355 registered stockholders of record not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks. Prior to July, 1993, the Association's common stock was not listed on any exchange, and traded privately. The following table sets forth the high and low closing price of the common stock for the periods indicated. Quotations were obtained from the NASDAQ.

   Year ended
  September 30,
     1993                                                High    Low
  4th Quarter . . . . . . . . . . . . . . . . . . . .    6.75    6.00

                                                                Annex VI



                           DEPARTMENT OF THE TREASURY

                          OFFICE OF THRIFT SUPERVISION

                                Washington, D.C.



                                  FORM 10-QSB


   x              QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1994

                                       or

                  TRANSITION REPORT UNDER SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from             to            .

                Office of Thrift Supervision Docket Number 6498


                  JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A.
       (Exact name of small business issuer as specified in its charter)



        United States                                        54-0680877
(State or other jurisdiction of                          (IRS Employer
incorporation or organization)                           Identification No.)


550 Broadview Avenue, Warrenton, Virginia                   22186
(Address of principal executive offices)                  (Zip Code)


      (703) 347-3531
(Issuer's telephone number)


Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    YES  X     NO

The number of shares outstanding of the registrant's common stock, ($3.00 par value) on June 30, 1994 was 1,310,876.

Transitional Small Business Disclosure        Yes          No  X










                               PART I. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                       Jefferson Savings and Loan Association, F.A.
                                Consolidated Balance Sheets

(Dollars in thousands)
                                                  June 30,      September 30,
Assets                                              1994             1993

                                                (Unaudited)
Cash                                              $  4,065         $  2,926
Investment securities                               37,968           45,670
Mortgage-backed securities                          39,468           51,173
Loans receivable, net                              201,944          169,965
Accrued interest receivable                          1,766            1,759
Real estate owned                                    7,329            8,219
Office properties and equipment, net                 4,212            3,474
Prepaid expenses and other assets                    1,362            1,064

    Total assets                                  $298,114         $284,250

Liabilities and Stockholders' Equity

Liabilities

Deposits                                          $268,920         $241,467
Other borrowings                                    14,789           24,079
Advance payments from borrowers
  for taxes and insurance                            1,515            1,630
Accrued expenses and other liabilities               1,176            4,392

    Total liabilities                              286,400          271,568

Stockholders' Equity

Common stock, par value $3 per share,
  authorized 5,000,000 shares, issued
  and outstanding, 1,310,876 shares at
  June 30, 1994 and September 30, 1993               3,933            3,933
Preferred stock, par value $1 per share,
  authorized 2,500,000 shares at June 30,
  1994 and September 30, 1993, issued and
  outstanding -0- shares at June 30, 1994
  and September 30, 1993                               -                -
Additional paid-in capital                           3,380            3,380
Retained earnings                                    5,063            5,268
Net unrealized gain (loss) on assets
  available-for-sale                                  (662)             101

    Total stockholders' equity                      11,714           12,682

    Total liabilities and stockholders' equity    $298,114         $284,250

See accompanying notes to unaudited consolidated financial statements.

                       Jefferson Savings and Loan Association, F.A.
                           Consolidated Statements of Operations
                                        (Unaudited)

                                  Three months ended       Nine months ended
                                         June 30,                June 30,

(Dollars in thousands)              1994         1993        1994        1993

Interest income
  Loans                          $ 3,712      $ 3,780     $10,765     $11,846
  Mortgage-backed securities         661          869       2,194       2,659
  Investment securities              411          485       1,278       1,562
  Other investments                   68           87         183         189

    Total interest income          4,852        5,221      14,420      16,256

Interest expense
  Deposits                         2,400        2,438       7,072       7,662
  Borrowed money                     619          818       2,379       2,828

    Total interest expense         3,019        3,256       9,451      10,490

    Net interest income            1,833        1,965       4,969       5,766

Provision for losses on loans         66           77          70         229
Net interest income after
  provision for losses on
  loans                            1,767        1,888       4,899       5,537

Noninterest income
Fees and service charges              192         222         529         631
Gain (loss) on sale of:
  Investment securities                -           40         (65)        (26)
  Mortgage-backed securities           -            -           -         300
  Loans receivable                    22          314         193         698
  Mortgage loan servicing              -            -         (11)          -
  Office properties and
   equipment                          70           (3)         72          (3)
Miscellaneous                         16           28         111         130

    Total noninterest income         300          601         829       1,730

Operating expenses
Compensation and employee
 benefits                          1,011          778       2,797       2,389
Occupancy and equipment              316          310         920         866
Federal deposit insurance            189          178         556         514
Net cost of real estate owned         75          598         236         913
Advertising                           47           49         125         150
Other                                423          410       1,164       1,147
    Total operating expenses       2,061        2,323       5,798       5,979

Income(loss) before
  income taxes                         6          166         (70)      1,288
Income tax expense                   137           61         135         500

Net income(loss)                 $  (131)     $   105       $(205)     $  788

Earnings(loss) per share         $ (0.10)     $  0.08      $(0.16)     $ 0.60
Weighted average shares
 of common stock               1,310,876    1,310,876   1,310,876   1,310,876

See accompanying notes to unaudited consolidated financial statements.

                       Jefferson Savings and Loan Association, F.A.
                           Consolidated Statements of Cash Flows
                                        (Unaudited)
(Dollars in thousands)                             Nine months ended June 30,
                                                       1994            1993

Operating activities
Net income(loss)                                    $  (205)        $   788
Adjustments to reconcile net income to net
 cash provided (used) by operating activities:
  Provision for losses on loans                          70             229
  Provision for losses on real estate owned              45             297
  Depreciation and amortization                         349             282
  Amortization of premiums and discounts, net
    of investment securities and mortgage-
    backed securities                                   127               -
  Net (gain) loss on sales of:
    Investment securities                                65              26
    Mortgage-backed securities                            -            (300)
    Loans receivable                                   (193)           (698)
    Office properties and equipment                     (72)              3
 (Increase) decrease in accrued
    interest receivable                                  (7)            202
(Increase) decrease in other assets                    (298)            657
  Decrease in advance payments from borrowers
    for taxes and insurance                            (115)           (529)
  Decrease in other liabilities                      (3,216)         (1,235)
  Receipt of stock dividends from FHLB of Atlanta       (91)           (151)
  Disbursements for originations of loans
    held for sale                                    (4,811)        (36,980)
  Proceeds from sales of loans held for sale         11,252          44,896
      Net cash provided (used) by operating
       activities                                     2,900           7,487

Investing activities
Proceeds from sales of:
  Investment securities                                   -           1,100
  Mutual funds                                       15,090          61,816
Maturities of investment securities                      14          34,065
Purchases of:
  Investment securities                              (4,000)        (20,416)

  Mutual Funds                                      (15,562)        (85,610)
(Increase) decrease in FHLB overnite funds            9,540          (9,190)
(Increase) decrease in CMO & REMIC trust funds        1,785              (3)
Purchases of mortgage-backed securities              (6,039)        (10,235)
Proceeds from sale of mortgage-backed securities          -           9,086
Principal payments on mortgage-backed securities     17,715          11,651
Loan originations                                   (81,664)        (40,906)
Principal payments on loans                          44,907          43,985
Purchases of property and equipment                  (1,087)           (158)
Proceeds from sale of property and equipment             72               -
Additions to real estate owned                         (894)            (97)
Proceeds from sales of real estate owned                199           2,900
      Net cash provided by investing
       activities                                   (19,924)         (2,012)

Financing activities
Net increase (decrease) in deposits                  27,453          (4,584)
Proceeds from advances from FHLB of Atlanta          15,000           2,000
Repayments of advances from FHLB of Atlanta         (15,000)         (2,000)
Decrease in other borrowings                         (9,290)         (7,374)
Redemption of common stock                                -              (3)
      Net cash used by financing activities          18,163         (11,961)
Increase (decrease) in cash                           1,139          (6,486)
Cash at beginning of period                           2,926           9,896
Cash at end of period                               $ 4,065         $ 3,410

See accompanying notes to unaudited consolidated financial statements.

                       Jefferson Savings and Loan Association, F.A.
                           Consolidated Statements of Cash Flows
                                        (Unaudited)


Supplemental disclosures of information:

(Dollars in thousands)                          Nine months ended June 30,
Cash paid for the period:                           1994           1993

  Interest on deposits and all borrowings          $ 9,684        $10,776
  Income taxes                                     $ 1,125             12

Non-cash investing activities:

  Transfers from loans receivable to
    real estate owned                              $   470        $ 1,418
  Transfers from real estate owned to
    loans receivable                               $ 2,010              -
  Additions to mortgage-backed
    securities from securitization of
    loans receivable                                     -         $4,055
  Unrealized net gain (loss) on assets
    held-for-sale recorded as an increase
    (decrease) of stockholders' equity             $  (764)       $    12


See accompanying notes to unaudited consolidated financial statements.

                       Jefferson Savings and Loan Association, F.A.
                        Notes to Consolidated Financial Statements
                                      June  30, 1994
                                        (Unaudited)



Note 1.  Basis of Presentation

The foregoing financial statements are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial statements have been included. The operating results for the three and nine months ended June 30, 1994 are not necessarily indicative of the results for the full year. These financial statements should be read in conjunction with the consolidated financial statements and the notes included in the Association's Annual Report for the year ended September 30, 1993.

Note 2.  Earnings Per Share

Earnings per share has been computed on outstanding shares of common stock of 1,310,876 for the three and nine months ended June 30, 1994 and 1993, respectively. The outstanding shares have been adjusted to reflect a one-for-three reverse stock split effected in April, 1993.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

      The total assets of Jefferson Savings and Loan Association, F.A. ("Jefferson" or the "Association") increased $13.9 million, or 4.9%, to $298.1 million at June 30, 1994 from $284.3 million at September 30, 1993, due primarily to an $32.0 million increase in loans receivable, which was partially offset by a decrease in investment securities of $7.7 million, a decrease in mortgage-backed securities of $11.7 million, and a decrease in real estate owned of $0.9 million. The decrease in investment securities, primarily overnite funds, was used to increase loans receivable. The decrease in mortgage-backed securities was primarily caused by a $8.9 million reduction in assets collateralizing the CMO and REMIC borrowings in wholly owned finance subsidiaries.

      Investment securities decreased $7.7 million to $38.0 million during the nine months ended June 30, 1994. The primary factor causing this decrease was a decline of $9.5 million in Federal Home Loan Bank overnite funds. At June 30, 1994, investment securities consisted primarily of $5.4 million in Federal Home Loan Bank overnite funds, $9.0 million in Federal Home Loan Bank notes, $3.7 million in Federal Home Loan Bank stock, $11.1 million in mutual funds primarily invested in government-agency adjustable-rate mortgage-backed securities, $9.0 million in Federal Home Loan Mortgage Corporation("FHLMC") and Federal National Mortgage Association("FNMA") adjustable-rate notes, and $.6 million in overnite cash investments. All investment securities except the overnite cash funds, and the FHLB stock are classified as available-for-sale. These $25.0 million of investment securities available-for-sale had an unrealized net loss of $864,700 at June 30, 1994.

      Mortgage-backed securities ("MBSs") decreased $11.7 million to $39.5 million during the nine months ended June 30, 1994. Purchases of MBSs during the nine months ended June 30, 1994 totalled $6.0 million. Principal repayments during the nine months ended June 30, 1994 amounted to $17.6 million. There were no sales of MBSs in the nine months ended June 30, 1994. All purchases consisted of government-agency variable-rate securities collateralized by one-year adjustable-rate mortgages. MBSs classified as available-for-sale totalled $6.6 million and had an unrealized net loss of $205,100 at June 30, 1994. MBSs collateralizing the CMO and REMIC borrowings in wholly owned finance subsidiaries totalled $16.4 million. MBSs owned by the Association totalled $23.2 million, of which $16.8 million were variable-rate and $6.4 were fixed rate.

      Loans receivable, net, increased $32.0 million during the nine months ended June 30, 1994 due primarily to a change in portfolio management. The Board of Directors directed management to place approximately $20 million of long-term fixed-rate mortgage loans which were originated between December, 1993 and March 31, 1994 in the portfolio to be held-to-maturity. Lower market rates of interest spurred increased refinancing and repayment of mortgage loans held in portfolio in the quarter ended December 31, 1993. However, an increase in mortgage interest rates during the six months ended June 30, 1994 contributed to a decline in mortgage loan originations, slowed refinancings and loan repayments, and increased origination of adjustable-rate-mortgages. There were no loans held-for-sale at June 30, 1994.

      Real estate owned declined $0.9 million to $7.3 million during the nine months ended June 30, 1994 primarily due to the November, 1993 sale of the Knight's Inn Motel in Monroe, Michigan for $1.8 million. The Association accepted a cash payment of $150,000 and granted a loan of $1,650,000 for the remainder of the purchase price. In October, 1993, the Association purchased the land and land lease for the Knight's Inn Motel for $340,000. As a result, the Association expects to receive a minimum of $30,000 in annual rental payments from this land lease, which expires on 9/30/22, with six consecutive options to extend for five years each (30 years). Land in Charlottesville, Virginia classified as real estate owned totalling $710,000 is expected to be sold for cash prior to September 30, 1994 at no loss.

      Total liabilities increased in the nine months ended June 30, 1994 by $14.8 million, or 5.5%, due primarily to an increase in deposits of $27.5 million, which was partially offset by a decline of $9.3 million in other borrowings, a decrease of $115,000 in advance payments from borrowers for taxes and insurance, and a decrease of $3.2 million in accrued expenses and other liabilities .

      Deposits increased in the nine months ended June 30, 1994 by $27.5 million to $268.9 million at June 30, 1994, due primarily to the acquisition in October, 1993 of approximately $9.3 million of deposits from another savings institution in Leesburg, Virginia at a premium of 1.25%, and the acquisition of approximately $14.2 million of deposits in Front Royal and Culpeper, Virginia at a premium of $48,000, or 0.03%. The Leesburg accounts were transferred to the Association's existing branch in Leesburg, Virginia. Unamortized goodwill from such purchases totalled $152,000 at June 30, 1994, and is being amortized over a sixty month period. The remainder of the $4.0 million deposit increase resulted from an improvement of market share at existing branches utilizing current product offerings. The Association had no brokered deposits at June 30, 1994.

      Other borrowings, consisting of notes payable ("Notes") of Jefferson Funding Corporation ("JFC") and mortgage collateral bonds ("Bonds") issued by Jefferson Funding Corporation II ("JFCII") net of unamortized discount, decreased $9.3 million or 38.6% to $14.8 million at June 30, 1994. JFC and JFC II are both wholly-owned finance subsidiaries of the Association. The Notes and Bonds are secured by mortgage-backed securities and outstanding indebtedness on the Notes and Bonds are reduced as the mortgage-backed securities are repaid. Lower market interest rates in the Fall of 1993 resulted in increased levels of principal repayments of the mortgage loans securing mortgage-backed securities. The outstanding bonds payable balance declined from $26.5 million at September 30, 1993 to $16.2 million at June 30, 1994. The unamortized discount on bonds payable declined from $2.4 million at September 30, 1993 to $1.4 million at June 30, 1994. The amortization of the discount of $1.0 million is recorded as interest expense.

      Accrued expenses and other liabilities decreased $3.2 million due primarily to a decline of current income tax liability of $0.8 million, and a reduction in checks outstanding for mortgage loan disbursements of $1.4 million.

      At the Association's annual meeting on January 28, 1993, the stockholders approved a one-for-three reverse stock split. In April, 1993 the Association's transfer agent issued new certificates to existing stockholders. As a result, the total number of shares outstanding decreased to 1,310,876, a decline from the previously outstanding total of 3,934,291. Total cash of $3,523 was deducted from paid-in capital to settle 554 fractional shares, at a price of $6.36 per share.


Nonperforming Loans and Real Estate Owned

      The following table sets forth information regarding nonaccrual loans and real estate owned held by the Association at the dates indicated.
                                      June 30,       September 30,
                                         1994             1993
                                        (Dollars in Thousands)
Nonaccrual Loans
Residential                           $   614          $ 1,205
Nonresidential                          1,116            1,298
Construction                              638              154
Consumer                                   19                9
      Subtotal                          2,387            2,666

Real estate owned
Residential                             1,010              770
Nonresidential                          6,319            6,938
In-substance foreclosure                    -              611
      Subtotal                          7,329            8,319

Total nonperforming assets            $ 9,716          $10,985
Total nonperforming assets
  to total assets                       3.26%            3.86%

      Real estate owned decreased $0.9 million or 10.8% during the nine months ended June 30, 1994 due primarily to the sale of the Knights Inn Motel discussed above. At June 30, 1994, approximately $1.2 million of real estate owned was under contract to sell at no loss, which primarily consists of a land development project in Charlottesville, Virginia and a warehouse and land in Chantilly, Virginia. In the nine months ended June 30, 1994 the Association wrote off $145,000 of real estate owned, of which $100,000 was offset by the reduction of the general valuation allowance for real estate owned in a corresponding amount.

      The total of nonaccrual loans declined $279,000, or 10.5%. The decrease in nonaccrual residential loans of $591,000 was partially offset by an increase in nonaccrual construction loans of $484,000. The construction loans consist primarily of two land loans to one builder in Warrenton, Virginia. The largest loan of $467,000 was secured by land in Warrenton, Virginia. The Association currently expects a full recovery of the outstanding nonaccrual loan balances.

Allowance for Loan Losses

      The total allowance for loan losses amounted to $1.5 million at June 30, 1994 and $1.6 million at September 30, 1993. The allowance for loan losses as a percent of loans outstanding was .75% at June 30, 1994, compared to .94% at September 30, 1993. At June 30, 1994, the allowance for loan losses as a percentage of nonperforming loans was 63%. The provision for loan losses amounted to $66,000 and $70,000 during the three and nine months ended June 30, 1994, respectively, compared to $77,000 and $229,000 for the same periods in 1993.

      The Association believes that the allowance for loan losses as of June 30, 1994 was adequate and further believes that the net carrying values of real estate owned are stated at their fair values. However, future additions to the allowance for loan losses or reductions in net carrying values may be necessary based on the performance of the Association's loan portfolio and changes in economic conditions. In addition, in connection with periodic examinations of the Association, the staff of the OTS and the Federal Deposit Insurance Corporation("FDIC") consider the adequacy of the allowance for loan losses and the net carrying value of real estate owned. Such agencies may require the Association to recognize additions to the allowance or reductions in the net carrying value of real estate owned based on their judgements at the time of such examinations. Based upon an examination completed in January, 1994, the OTS did not require the Association to increase the allowance for loan losses, or reduce the net carrying value of real estate owned.


Results of Operations
      Jefferson recorded a net loss of $205,000 for the nine months ended June 30, 1994, compared to net income of $788,000 for the nine months ended June 30, 1993, a decrease of $993,000. Net loss and net earnings per share were $0.16 and $0.60 for the three months ended June 30, 1994 and 1993, respectively. Jefferson recorded a net loss of $131,000 for the three months ended June 30, 1994, compared to net income of $105,000 for the three months ended June 30, 1993, a decrease of $236,000. Net loss and net earnings per share were $0.10 and $0.08 for the three months ended June 30, 1994 and 1993, respectively. Outstanding shares of common stock were 1,310,876 shares for the three and nine months ended June 30, 1994 and 1993, respectively, as adjusted for a one-for-three reverse stock split effected in April, 1993.

Net Interest Income

      Net interest income declined $797,000 or 13.8% to $5.0 million in the nine months ended June 30, 1994, compared with $5.8 million in the nine months ended June 30, 1993. The decrease in net interest income resulted primarily from a decline in the interest rate spread to 2.37% for the nine months ended June 30, 1994 compared to 2.77% for the nine months ended June 30, 1993, a decrease of 40 basis points. The yield on interest-earning assets for the nine months ended June 30, 1994 was 6.93%, a decline of 94 basis points from 7.87% for the nine months ended June 30, 1993. This decrease was the result of prepayment and refinancing of high yield mortgage loans, declining yields on adjustable-rate mortgages, and declining yields on consumer loans. The cost of interest-bearing liabilities for the nine months ended June 30, 1994 was 4.56%, a decline of 54 basis points from 5.10% for the nine months ended June 30, 1993. The cost of deposits for the nine months ended June 30, 1994 was 3.69%, a decline of 51 basis points from 4.20% for the nine months ended June 30, 1993. However, the cost of borrowed money was 16.04% for the nine months ended June 30, 1994, an increase of 377 basis points from 12.27% for the nine months ended June 30, 1993. The increase in the rate paid on other borrowings was due to the amortization of the CMO and REMIC borrowings, as discussed in "Financial Condition."

      Deposit costs in fiscal 1994 decreased compared to fiscal 1993 primarily due to the rollover of maturing certificates of deposit to lower rates, and the reduction of the cost of passbook accounts. However, management expects that the increase in general interest rates, and in particular, the rising yield on U.S. Treasury obligations, from January, 1994 to the present will probably result in an increase in deposit costs in future periods. The costs of borrowed money increased in the nine months ended June 30, 1994 compared to the nine months ended June 30, 1993 primarily due to an increase in amortization of the discount related to the bonds and the notes due to a higher repayment of the underlying collateral, FHLMC Participation Certificates("PCs"). The negative impact of the amortization of the discount of the notes and bonds on net interest income in the nine months ended June 30, 1994 was $(1,112,000), compared to $(707,000) in the nine months ended June 30, 1993. Management expects that repayments of the FHLMC PCs collateralizing the bonds will decline in the remaining three months of fiscal 1994, which will enhance interest rate spread and net interest income.


      Interest-earning assets in the nine months ended June 30, 1994 averaged $277.6 million while interest-bearing liabilities averaged $276.4 million, a difference of $1.2 million. Interest-earning assets in the nine months ended June 30, 1993 averaged $275.5 million, while interest-bearing liabilities in the nine months ended June 30, 1993 averaged $274.3 million, a difference of $1.2 million.
      Net interest income in the three months ended June 30, 1994 decreased $132,000 to $1.8 million or 6.7% compared to the three months June 30, 1993. This decline was caused by a lower interest rate spread in the 1994 period as compared to the 1993 period, as discussed above.

Noninterest Income

      Noninterest income decreased $901,000 or 52% in the nine months ended June 30, 1994 compared to the nine months ended June 30, 1993, and decreased $301,000 or 50% in the three months ended June 30, 1994 compared to the same period in 1993. Contributing to the decline in the nine month period ended June 30, 1994 was a fiscal 1993 gain of $300,000 on the sale of mortgage-backed securities in December, 1992, while there was no sale of mortgage-backed securities in fiscal 1994. In addition, gains on the sale of loans receivable held-for-sale totalled $193,000 in the nine months ended June 30, 1994, compared to $698,000 in the nine months ended June 30, 1993, a decrease of $505,000. Gains on the sale of loans receivable held-for-sale totalled $22,000 in the three months ended June 30, 1994, compared to $314,000 in the three months ended June 30, 1993, a decrease of $292,000. All profits resulted from the sale of loans classified as held-for-sale, which were newly originated fixed-rate mortgage loans sold in the secondary market. However, as noted above, the Association originated $20 million of long-term, fixed-rate mortgage loans for its portfolio during January, 1994 through April, 1994 and as a result, gains on sales of loans decreased in fiscal 1994. The net loss on sales of investment securities was $65,000 in the nine months ended June 30, 1994, compared to a loss of $26,000 in the nine months ended June 30, 1993, an increase of $39,000. Fees and service charges declined $102,000 in fiscal 1994 compared to fiscal 1993 primarily due to a decrease of $92,000 in mortgage loan service fees. The Association sold $63 million of mortgage loan servicing in September, 1993.


Operating Expenses

      Operating expenses decreased $181,000 or 3.0% to $5.80 million in the nine months ended June 30, 1994 compared to $5.98 million the nine months ended June 30, 1993. Operating expenses decreased $262,000 or 11.3% to $2.06 million in the three months ended June 30, 1994 compared to $2.32 million in the three months ended June 30, 1993. These decreases were primarily due to decreases of real estate owned expenses, which were partially offset by increases in compensation and employee benefits expense.

      Compensation and employee benefits expense increased $408,000, or 17.1% in the nine months ended June 30, 1994, compared to the nine months ended June 30, 1993. Compensation and employee benefits expense increased $233,000, or 29.9% in the three months ended June 30, 1994, compared to the three months ended June 30, 1993. The primary reason for the higher amounts in the three and nine months ended June 30, 1994 compared to the same periods in 1993 were the addition of fourteen employees in two newly acquired branches in Front Royal and Culpeper, Virginia on May 20, 1994, an increase in staff to initiate a mortgage banking operation, a 4.0% salary increase for fiscal 1994 employees, and the addition of a marketing director. In addition, pension costs increased $62,000, payroll taxes increased $22,000 and group insurance costs increased $22,000 in the nine months ended June 30, 1994 compared the same period in 1993.

      Occupancy and equipment expense increased $54,000 or 6.2% in the nine months ended June 30, 1994, compared to the nine months ended June 30, 1993. The primary reasons for these changes in the nine months ended June 30, 1994 compared to the same period in 1993 were an increase in furniture and fixture depreciation of $53,000, an increase in personal property taxes of $18,000, an increase in building depreciation of $8,000, and an increase of office rent expense of $12,000, which increases were partially offset by a decrease of $47,000 in repairs and maintenance.

      Federal deposit insurance expense increased approximately $42,000 or 8.2% in the nine months ended June 30, 1994 compared to the nine months ended June 30, 1993, and increased $11,000 or 6.2% in the three months ended June 30, 1994 compared to the same period in 1993. These increases reflect higher premiums as a result of the implementation of a risk-based formula as required by federal legislation in January, 1993, and the addition of deposits acquired by the Association during fiscal 1994.

      The net cost of real estate owned decreased $677,000 or 74.2% to $236,000 in the nine months ended June 30, 1994 compared to the same period in 1993, and decreased $523,000 or 87.5% to $75,000 in the three months ended June 30, 1994 compared to the same period in 1993. The decline resulted from a reduction of costs incurred in a 1993 refurbishing of the Ocean One hotel in Virginia Beach, Virginia, and approximately $100,000 income in fiscal 1994 from operations of the Knights Inn in Monroe, Michigan which was sold in November, 1993. The Ocean One hotel affiliated with the Howard Johnson's franchise in June, 1994, after further renovation costs of approximately $175,000 which are being written off over a fifteen month period ending September 30, 1995. In the nine months ended June 30, 1994, the Ocean One hotel has operated at approximately 33% occupancy at a loss of $112,000. Management anticipates profit from hotel operations in excess of $275,000 in the quarter ended September 30, 1994.


Income Tax Expense

      The Association recorded income tax expense of $135,000 and $500,000 in the nine months ended June 30, 1994 and 1993, respectively. The Association recorded income tax expense of $137,000 and $61,000 in the three months ended June 30, 1994 and 1993, respectively. The lower tax expense in the nine months ended June 30, 1994 reflected the net loss before income tax expense in 1994 as compared with net income before tax expense in 1993. In addition, temporary differences affect the recognition of income and expense for tax and financial reporting purposes. The significant temporary differences which affected tax expense include the amortization of the discount on REMIC bonds, amortization of prepaid pension amounts, receipt of FHLB stock dividends, the difference between tax and book bad debt deductions, and the limitation on the utilization of net operating loss carryforwards. The Association had a deferred tax asset recorded at June 30, 1994 of $180,000.


Liquidity and Capital Resources

      Jefferson is required by OTS regulations to maintain cash and eligible liquid investments in an amount equal to 5% of net withdrawable savings and borrowings payable in one year or less to assure its ability to meet demands for withdrawals and repayment of short-term borrowings. The Association has consistently exceeded such regulatory liquidity requirements, and for the nine months ended June 30, 1994 had a weighted average liquidity ratio of 6.43%.

      At June 30, 1994, the Association had $14.8 million of approved loan commitments, and $5.0 million of undisbursed residential construction loans-in-process. The amount of deposits which are scheduled to mature during the next twelve month period totals approximately $72.6 million. Management believes that, by evaluating competitive instruments and pricing in its market area, it can, in most circumstances, manage and control maturing deposits so that a substantial amount of such deposits are retained by Jefferson.

      Standby letters of credit outstanding at June 30, 1994 totalled $311,000. The Association does not engage in transactions involving interest rate futures or swap transactions.

      The Association is subject to regulations of the OTS that impose certain minimum regulatory capital requirements. The following table presents the Association's capital requirements and the current excess(deficiency), on both a dollar and percentage basis, as of June 30, 1994.

                            Current            Actual             Capital

                            Capital         Association           Excess

                          Requirement          Capital          (Deficiency)
                        Amount  Percent    Amount  Percent    Amount  Percent
      Tangible         $ 4,476    1.50%   $11,562   3.87%   $ 7,086    2.37%
      Core             $ 8,952    3.00%   $11,562   3.87%   $ 2,610    0.87%
      Risk-based       $13,000    8.00%   $12,465   7.67%   $  (535)  (0.33)%

      Stockholders' equity of $11.7 million at June 30, 1994 under generally accepted accounting principles was reduced by $152,000 of goodwill to arrive at tangible capital for regulatory purposes. Risk-based capital included stockholders' equity of $11.7 million, increased by the general loan loss allowance of $1.5 million, and reduced by goodwill of $152,000 and a land development investment of $612,000. Risk-weight assets totalled $162.5 million at June 30, 1994.

      At June 30, 1994, the Association exceeded tangible and core capital regulatory requirements, but did not exceed the risk-based regulatory capital requirement. The Association expects to file a capital plan in September, 1994, summarizing the actions it plans on taking to once again comply with all regulatory capital requirements.

Impact of Inflation, Deflation and Changing Prices

      The consolidated financial statements and related notes presented elsewhere herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of the Association are monetary in nature. As a result, interest rates have a more significant impact on the Association's performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, noninterest expenses do reflect general levels of inflation.

                                PART II.  OTHER INFORMATION

Item 1.  Legal Proceedings

      Legal proceedings are more fully described in Form 10-KSB for the year ended September 30, 1993 filed on January 13, 1994. There have been no material changes since that date, other than that noted below.

      MORRISSEY, ET AL V. JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A., ET AL, At Law No. 133899, Circuit Court of Fairfax County, Virginia.

This suit was filed on July 29, 1994 by the principals of a Texas partnership (5930 Prestionview Joint Venture) and the Guarantors of the 1984 loan made to that partnership. The plaintiffs claim that Jefferson violated Virginia's Equal Credit Opportunity Act by requiring spousal guarantees of the loan and requiring reaffirmation of those guarantees when the terms of the loan were subsequently modified. The plaintiffs seek to have their guarantees declared unenforceable and to have three deeds of trust on Virginia property securing $300,000 of the $1,400,000 loan released. Jefferson intends to contest the suit and management does not anticipate any material impact to the financial statements as a result of the litigation.

      Management does not anticipate any material impact to the financial statements as a result of litigation.

Item 5.  Other Information

      On January 11, 1994, the Association signed an agreement to acquire the Front Royal and Culpeper, Virginia branches of First Union National Bank of Virginia, which involved the transfer of approximately $14.2 million in deposits and the acquisition of branch buildings and equipment. The transaction was approved by the OTS, and was completed on May 20, 1994.

      At the April 5, 1994 meeting of the Board of Directors, the bylaws of the Association were amended to increase the members of the board from nine to ten. The Board of Directors then elected William H. Savage to fill this vacancy and to serve until the next annual meeting of stockholders.


Item 6.  Exhibits and Reports on Form 8-K

      (a)   Exhibits

            None

      (b)   Reports on Form 8-K

            None

                                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                              JEFFERSON SAVINGS AND LOAN ASSOCIATION, F.A.
                                               (Registrant)




Date: August 15, 1994                        Thomas W. Winfree
                                     Thomas W. Winfree, President and
                                          Chief Executive Officer



Date: August 15, 1994                       Craig A. Mason

                                   Craig A. Mason, Senior Vice President and
                                     Chief Financial Officer

                                 PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Officers and Directors

Crestar's Articles of Incorporation implement the provisions of the VSCA, which provide for the indemnification of Crestar's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933. Under sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. Crestar's Articles of Incorporation require indemnification of directors and officers with respect to certain liabilities, expenses and other amounts imposed upon them be reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. Crestar also carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act of 1933. In addition, the VSCA and Crestar's Articles of Incorporation eliminate the liability of a director or officer of Crestar in a shareholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 to -704 of the VSCA are hereby incorporated herein by reference.

Item 21. Exhibits and Financial Statement Schedules [numbers of the exhibits yet to be conformed]

     (a)  Exhibits

           2(a) Agreement and Plan of Reorganization dated as of September 1, 1994, among Crestar, Crestar Bank and Jefferson (attached to the Proxy Statement/ Prospectus as Annex I)

           2(b) Stock Option Agreement dated as of September 1, 1994, by and between Jefferson and Crestar (attached to the Proxy Statement/Prospectus as Annex II)

           5     Opinion of Hunton & Williams with respect to legality

           8 Opinion of Hunton & Williams with respect to tax consequences of the Merger

           23(a) Consent of KPMG Peat Marwick LLP

           23(b) Consent of BDO Seidman

           23(c) Consent of Scott & Stringfellow, Inc.

           23(d) Consent of Hunton & Williams (included in Exhibit 5 and
                 Exhibit 8)

           25 Power of Attorney (included on page II - 5 of the Registration Statement)

           99(a) Form of Proxy

           99(b) Form of Cash Option Election

       (b)  Financial Statement Schedules -- None

       (c)  Report, Opinion or Appraisal -- Opinion of Scott &
            Stringfellow, Inc. (attached to the Proxy
            Statement/Prospectus as Annex III)

Item 22. Undertakings

     (a)   The undersigned Registrant hereby undertakes as follows:

           1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                (iii) To include any material information with respect
                      to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                      Provided, however, that paragraphs (a)(1)(i) and
                      (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

           3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           4. That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

           5. That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

           6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of the post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.


                               SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on October 6, 1994.

                               CRESTAR FINANCIAL CORPORATION
                               (Registrant)

                               By: /s/ John C. Clark, III
                                   John C. Clark, III,
                                   Corporate Senior Vice
                                   President, General Counsel
                                       and Secretary


                            POWER OF ATTORNEY

           Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 6, 1994. Each of the directors and/or officers of Crestar Financial Corporation whose signature appears below hereby appoints John C. Clark, III, Lathan M. Ewers, Jr. and David
M. Carter, and each of them severally, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable Crestar Financial Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

         Signature                   Title

/s/ Richard G. Tilghman           Chairman of the Board and Chief
Richard G. Tilghman               Executive Officer and Director
                                  (Principal Executive Officer)

/s/ James M. Wells, III           President and Director
James M. Wells, III

/s/ Patrick D. Giblin             Vice Chairman of the Board and Chief
Patrick D. Giblin                 Financial Officer and Director
                                  (Principal Financial and Accounting
                                  Officer)


/s/ Richard M. Bagley             Director
Richard M. Bagley

/s/ J. Carter Fox                 Director
J. Carter Fox

/s/ Bonnie Guiton Hill            Director
Bonnie Guiton Hill

/s/ Gene A. James                 Director
Gene A. James

/s/ Charles R. Longsworth         Director
Charles R. Longsworth

/s/ Patrick J. Maher              Director
Patrick J. Maher

/s/ Frank E. McCarthy             Director
Frank E. McCarthy

/s/ G. Gilmer Minor, III          Director
G. Gilmer Minor, III

/s/ Gordon F. Rainey, Jr.         Director
Gordon F. Rainey, Jr.

/s/ Frank S. Royal                Director
Frank S. Royal, M.D.

/s/ L. Dudley Walker              Director
L. Dudley Walker

/s/ Karen Hastie Williams         Director
Karen Hastie Williams

                              EXHIBIT INDEX


            Exhibit          Description

              2(a)       Agreement and Plan of
                         Reorganization
              2(b)       Stock Option Agreement

              5          Opinion of Hunton &
                         Williams with respect
                         to legality

              8          Opinion of Hunton &
                         Williams with respect
                         to tax consequences
             23(a)       Consent of KPMG Peat
                         Marwick LLP

             23(b)       Consent of BDO Seidman
             23(c)       Consent of Scott &
                         Stringfellow, Inc.

            23(d)        Consent of Hunton &
                         Williams

             25          Power of Attorney
             99(a)       Form of Proxy

             99(b)       Cash Option Form